As filed with the Securities and Exchange Commission on December 1, 2025
Registration No. 333-291486
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO.
1 to
FORM S-4
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
Huntington Bancshares Incorporated
(Exact Name of Registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	31-0724920 (I.R.S. Employer Identification Number)

41 South High Street
Columbus, Ohio 43287
(614) 480-8300
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Marcy C. Hingst
Senior Executive Vice President and General Counsel
Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio 43287
(614) 480-2265
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Edward D. Herlihy, Esq. Nicholas G. Demmo, Esq. Brandon C. Price, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Shanna R. Kuzdzal Chief Legal Officer Cadence Bank One Mississippi Plaza 201 South Spring Street Tupelo, Mississippi 38804 (662) 680-2000	H. Rodgin Cohen, Esq. Mitchell S. Eitel, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY—SUBJECT TO COMPLETION—DATED DECEMBER 1, 2025

To the Shareholders of Huntington Bancshares Incorporated and Cadence Bank
MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT
On behalf of the boards of directors of Huntington Bancshares Incorporated, a Maryland corporation (“Huntington”), and Cadence Bank, a Mississippi state-chartered bank (“Cadence”), we are pleased to enclose this joint proxy statement/prospectus relating to the proposed merger between The Huntington National Bank (“Huntington National Bank”), a wholly owned bank subsidiary of Huntington, and Cadence. We are requesting that you take certain actions as a holder of Huntington common stock or a holder of Cadence common stock.
The boards of directors of Huntington and Cadence (the “Huntington board of directors” and the “Cadence board of directors,” respectively) have each unanimously approved an agreement to merge Huntington National Bank and Cadence. Pursuant to the Agreement and Plan of Merger, dated as of October 26, 2025, by and among Huntington, Huntington National Bank and Cadence (as amended from time to time, the “merger agreement”), Cadence will merge with and into Huntington National Bank (the “merger”), with Huntington National Bank as the surviving bank (the “surviving bank”). Following the merger of Huntington National Bank and Cadence, Huntington National Bank will continue to be a subsidiary of Huntington.
The proposed merger will bring together two purpose-driven organizations with a deep commitment to the customers and communities they serve. With a history of caring for customers and colleagues, Huntington will have a strategic presence in twelve (12) of the top twenty-five (25) metropolitan statistical areas in the country, including six (6) of the top ten (10) fastest growing metropolitan statistical areas, and will extend the reach of the Huntington franchise to twenty-one (21) states. We believe that the merger will provide the opportunity for deeper investments in our communities and a better experience for our customers. We anticipate that following the merger, Huntington will have the scale to compete and the passion to serve. We believe that the merger will be a great benefit to all of our stakeholders and will drive significant opportunities for our team members.
In the merger, holders of Cadence common stock will receive 2.475 shares (the “exchange ratio” and such shares, the “merger consideration”) of Huntington common stock for each share of Cadence common stock they own. Holders of Huntington common stock will continue to own their existing shares of Huntington common stock. Based on the closing price of Huntington common stock on the Nasdaq Global Select Market (the “NASDAQ”) on October 24, 2025, the last trading day before public announcement of the merger, the exchange ratio represented approximately $39.77 in value for each share of Cadence common stock. Based on the closing price of Huntington common stock on the NASDAQ on November 28, 2025, the last practicable trading day before the date of this joint proxy statement/prospectus, of $16.30, the exchange ratio represented approximately $40.34 in value for each share of Cadence common stock. The value of the Huntington common stock at the time of completion of the merger could be greater than, less than or the same as the value of Huntington common stock on the date of this joint proxy statement/prospectus. We urge you to obtain current market quotations of Huntington common stock (trading symbol “HBAN”) and Cadence common stock (trading symbol “CADE”).
In addition, each share of Cadence Series A preferred stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive one (1) depositary share representing one one-thousandth (1/1000th) of a share of a newly issued series of Huntington preferred stock having such powers, preferences or special rights that are not materially less favorable to the holders thereof than the powers, preferences or special rights of the Cadence Series A preferred stock, as set forth in the merger agreement (the “new Huntington preferred stock”). The depositary shares representing one one-thousandth (1/1000th) of a share of new Huntington preferred stock are expected to be listed on the NASDAQ upon completion of the merger.
The merger is intended to qualify as a “reorganization” for U.S. federal income tax purposes. Accordingly, U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”) of Cadence common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Cadence common stock for Huntington common stock in the merger, except with respect to any cash received instead of fractional shares of Huntington common stock. For more information regarding the tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.”

Based on the number of shares of Cadence common stock outstanding as of November 28, 2025, Huntington expects to issue approximately 461 million shares of Huntington common stock to holders of Cadence common stock in the aggregate in the merger. Based on the number of shares of Cadence common stock outstanding as of November 28, 2025 and the number of shares of Huntington common stock outstanding as of November 28, 2025, we estimate that, following the completion of the merger, former holders of Cadence common stock will own approximately twenty-three percent (23%) of Huntington following the merger and former holders of Huntington common stock will own approximately seventy-seven (77%) of Huntington following the merger.
The special meeting of holders of Cadence common stock will be held virtually on January 6, 2026 at www.meetnow.global/MDSTX6J, at 9:00 a.m., Central Time. The special meeting of holders of Huntington common stock will be held virtually on January 6, 2026 at www.virtualshareholdermeeting.com/HBAN2026SM, at 11:00 a.m., Eastern Time. At the Huntington special meeting, holders of Huntington common stock will be asked to approve the issuance of Huntington common stock in connection with the merger. At the Cadence special meeting, in addition to other business, holders of Cadence common stock will be asked to approve the merger agreement. Information about these meetings and the merger is contained in this joint proxy statement/prospectus. In particular, see the section entitled “Risk Factors” beginning on page 34. We urge you to read this joint proxy statement/prospectus carefully and in its entirety.
Holders of Cadence Series A preferred stock are not entitled to, and are not requested to, vote at the Cadence special meeting. Holders of Huntington preferred stock and holders of depositary shares representing Huntington preferred stock are not entitled to, and are not requested to, vote at the Huntington special meeting. Whether or not you plan to attend your company’s respective virtual special meeting, please authorize your proxy to vote as soon as possible to make sure that your shares are represented at the meeting. If your shares are held in the name of a broker, bank, trustee or other nominee, please follow the instructions on the voting instruction form furnished to you by such record holder. If you do not vote, it will have the same effect as voting “AGAINST” the merger if you are a holder of Cadence common stock and will have no effect on the approval of the issuance of Huntington common stock in the merger if you are a holder of Huntington common stock.
Each of our boards of directors unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective meetings.

Stephen D. Steinour Chairman of the Board, President and Chief Executive Officer Huntington Bancshares Incorporated	James D. “Dan” Rollins III Chairman of the Board and Chief Executive Officer Cadence Bank

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger, including the issuance of Huntington common stock to be issued in connection with the merger, or the other transactions described in this joint proxy statement/prospectus, or determined if the accompanying joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Huntington or Cadence, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
These securities have not been approved or disapproved by the Board of Governors of the Federal Reserve System nor has the Board of Governors of the Federal Reserve System passed on the adequacy or accuracy of this offering circular. Any representation to the contrary is unlawful.
This joint proxy statement/prospectus is dated December [ ], 2025, and is first being mailed to holders of Huntington common stock and holders of Cadence common stock on or about December [ ], 2025.

ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates important business and financial information about Huntington and Cadence from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents of Huntington incorporated by reference in this document through the Securities and Exchange Commission (the “SEC”) website at http://www.sec.gov or by requesting them in writing or by telephone at the appropriate address below. You can obtain the documents of Cadence filed with the Board of Governors of the Federal Reserve System (the “Federal Reserve”), which have been furnished to the SEC on Huntington's Current Report on Form 8-K, filed on December 1, 2025 and incorporated by reference in this document, at https://ir.cadencebank.com/fdic-federal-reserve-filings or by requesting them in writing or by telephone or email at the appropriate address below.
For Huntington documents incorporated by reference:
Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio 43287
(800) 576-5007
Attn: Huntington Investor Relations
For Cadence documents incorporated by reference:
Cadence Bank
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804
(800) 698-7878
IR@Cadencebank.com
Attn: Corporate Secretary
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the applicable special meeting. This means that holders of Huntington common stock requesting documents must do so by December 29, 2025, in order to receive them before the Huntington special meeting, and holders of Cadence common stock requesting documents must do so by December 29, 2025, in order to receive them before the Cadence special meeting.
No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated December 1, 2025, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to holders of Huntington common stock or holders of Cadence common stock nor the issuance by Huntington of shares of Huntington common stock in connection with the merger will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except with respect to the documents of Cadence furnished by Huntington to the SEC and incorporated herein by reference and where the context otherwise indicates, information contained in, or incorporated by reference into, this document regarding Cadence has been provided by Cadence and information contained in, or incorporated by reference into, this document regarding Huntington has been provided by Huntington.
See the section entitled “Where You Can Find More Information” beginning on page 162 of this joint proxy statement/prospectus for further information.

Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio 43287
NOTICE OF VIRTUAL SPECIAL MEETING OF SHAREHOLDERS
To the Shareholders of Huntington Bancshares Incorporated:
On October 26, 2025, Huntington Bancshares Incorporated, a Maryland corporation (“Huntington”), The Huntington National Bank (“Huntington National Bank”) and Cadence Bank, a Mississippi state-chartered bank (“Cadence”) entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of Huntington common stock, par value $0.01 per share (the “Huntington special meeting”), will be held virtually, solely by means of remote communication, on January 6, 2026 at 11:00 a.m., Eastern Time. The Huntington special meeting will be held in a virtual-only format conducted via live audio webcast. You will be able to attend the special meeting by visiting www.virtualshareholdermeeting.com/HBAN2026SM (which we refer to as the “Huntington special meeting website”) and inserting the control number included in your proxy card or voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of Huntington common stock in “street name,” as of the record date of the Huntington special meeting. You will be able to vote your shares electronically over the Internet and submit questions online during the meeting by logging in to the website listed above and using the control number. We are pleased to notify you of and invite you to the Huntington special meeting.
At the Huntington special meeting, you will be asked to consider and vote on the following matters:
•	Proposal to approve the issuance of Huntington common stock pursuant to the merger agreement (the “Huntington share issuance proposal”).
•
Proposal to adjourn the Huntington special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Huntington share issuance proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Huntington common stock (the “Huntington adjournment proposal”).

Pursuant to the Maryland General Corporation Law (the “MGCL”) and Huntington’s bylaws, only the matters set forth in this Notice of Special Meeting of Shareholders may be brought before the Huntington special meeting.
The Huntington board of directors has fixed the close of business on November 28, 2025 as the record date for the Huntington special meeting. Only holders of record of Huntington common stock as of the close of business on the record date for the Huntington special meeting are entitled to notice of, and to vote at, the Huntington special meeting or any adjournment or postponement thereof.
The Huntington board of directors unanimously recommends that holders of Huntington common stock vote “FOR” the Huntington share issuance proposal and “FOR” the Huntington adjournment proposal.
If you have any questions or need assistance with voting, please contact our proxy solicitor, Sodali & Co., by calling (203) 658-9400, or toll-free at (800) 662-5200, or via email to HBAN.info@investor.sodali.com.
Huntington has determined that holders of Huntington common stock are not entitled to appraisal or dissenters’ rights with respect to the proposed merger under the MGCL.

Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of Huntington common stock approve the Huntington share issuance proposal. The Huntington share issuance proposal must be approved by a majority of the votes cast by holders of Huntington common stock at the Huntington special meeting.
Each copy of the joint proxy statement/prospectus mailed to holders of Huntington common stock is accompanied by a form of proxy card with instructions for voting. The joint proxy statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Huntington special meeting. Please carefully review the joint proxy statement/prospectus, including the annexes thereto and the documents incorporated by reference therein.
Whether or not you plan to attend the Huntington special meeting virtually, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

By Order of the Board of Directors
Marcy C. Hingst
General Counsel and Corporate Secretary
Huntington Bancshares Incorporated

December [  ], 2025

Cadence Bank
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804
NOTICE OF VIRTUAL SPECIAL MEETING OF SHAREHOLDERS
To the Shareholders of Cadence Bank:
On October 26, 2025, Huntington Bancshares Incorporated (“Huntington”), The Huntington National Bank (“Huntington National Bank”) and Cadence Bank (“Cadence”) entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of Cadence common stock (the “Cadence special meeting”) will be held virtually on January 6, 2026 at 9:00 a.m., Central Time. The Cadence special meeting will be held in a virtual-only format conducted via live audio webcast. You will be able to attend the special meeting by visiting www.meetnow.global/MDSTX6J (which we refer to as the “Cadence special meeting website”) and inserting the control number included in your proxy card or voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of Cadence common stock in “street name.” You will be able to vote your shares electronically over the Internet and submit questions online during the meeting by logging in to the website listed above and using the control number. We are pleased to notify you of and invite you to the Cadence special meeting.
At the Cadence special meeting, you will be asked to vote on the following matters:
•	Proposal to approve the merger agreement (the “Cadence merger proposal”).
•
Proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Cadence’s named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement (the “Cadence compensation proposal”).

•
Proposal to adjourn the Cadence special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Cadence merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Cadence common stock (the “Cadence adjournment proposal”).

The Cadence board of directors has fixed the close of business on November 28, 2025 as the record date for the Cadence special meeting. Only holders of record of Cadence common stock as of the close of business on the record date for the Cadence special meeting are entitled to notice of, and to vote at, the Cadence special meeting or any adjournment or postponement thereof.
The Cadence board of directors unanimously recommends that holders of Cadence common stock vote “FOR” the Cadence merger proposal, “FOR” the Cadence compensation proposal and “FOR” the Cadence adjournment proposal.
If you have any questions or need assistance with voting, please contact our proxy solicitor, Okapi Partners LLC, by calling toll-free at (888) 785-6707, or for banks and brokers, collect at (212) 297-0720, or via email to info@okapipartners.com.
Cadence has determined that holders of Cadence common stock are not entitled to appraisal or dissenters’ rights with respect to the proposed merger under Section 79-4-13.02(b)(2)(i) of the Mississippi Business Corporation Act (the “MBCA”).
Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of Cadence common stock approve the Cadence merger proposal. The affirmative vote of a majority of the issued and outstanding shares of Cadence common stock entitled to vote thereon is required to approve the Cadence merger proposal. Assuming a quorum is present, approval of each of the Cadence compensation proposal and the Cadence adjournment proposal requires the affirmative vote of a majority of the votes cast on each such proposal at the Cadence special meeting.
Each copy of the joint proxy statement/prospectus mailed to holders of Cadence common stock is accompanied by a form of proxy card with instructions for voting. The joint proxy statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Cadence special meeting. Please carefully review the joint proxy statement/prospectus, including the annexes thereto and the documents incorporated by reference therein.
Whether or not you plan to attend the Cadence special meeting virtually, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

By Order of the Board of Directors

James D. “Dan” Rollins III Chairman of the Board and Chief Executive Officer Cadence Bank

December [  ], 2025

QUESTIONS AND ANSWERS	1
SUMMARY	12
The Parties to the Merger	12
The Merger and the Merger Agreement	12
Merger Consideration	13
Treatment of Cadence Series A Preferred Stock	13
Treatment of Cadence Equity Awards	13
Material U.S. Federal Income Tax Consequences of the Merger	14
Huntington’s Reasons for the Merger; Recommendation of Huntington’s Board of Directors	14
Cadence’s Reasons for the Merger; Recommendation of Cadence’s Board of Directors	14
Opinion of Huntington’s Financial Advisor	14
Opinion of Cadence’s Financial Advisor	15
Appraisal or Dissenters’ Rights in the Merger	15
Interests of Cadence’s Directors and Executive Officers in the Merger	15
Governance of Huntington After the Merger	16
Foundation	16
Regulatory Approvals	16
Expected Timing of the Merger	17
Conditions to Completion of the Merger	17
Termination of the Merger Agreement	18
Termination Fee	19
Accounting Treatment	19
The Rights of Holders of Cadence Common Stock Will Change as a Result of the Merger	19
Listing of Huntington Common Stock and New Huntington Depositary Shares; Delisting and Deregistration of Cadence Common Stock and Cadence Preferred Stock	19
The Huntington Special Meeting	19
The Cadence Special Meeting	20
Risk Factors	20
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	21
NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	26
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	31
RISK FACTORS	34
THE HUNTINGTON SPECIAL MEETING	40
Date, Time and Place of the Meeting	40
Matters to Be Considered	40
Recommendation of Huntington’s Board of Directors	40
Record Date and Quorum	40
Broker Non-Votes	41
Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote	41
Attending the Virtual Special Meeting	41
Proxies	42
Shares Held in Street Name	42
Revocability of Proxies	43
Delivery of Proxy Materials	43
Solicitation of Proxies	43
401(k) Voting	44
Other Matters to Come Before the Huntington Special Meeting	44
Assistance	44
HUNTINGTON PROPOSALS	45

i

ii

iii

QUESTIONS AND ANSWERS
The following are some questions that you may have about the merger and the Huntington special meeting or the Cadence special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the Huntington special meeting or the Cadence special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 162.
In this joint proxy statement/prospectus, unless the context otherwise requires:
•	“Huntington” refers to Huntington Bancshares Incorporated, a Maryland corporation;
•	“Huntington common stock” refers to the common stock, par value $0.01 per share, of Huntington;
•	“Huntington National Bank” refers to The Huntington National Bank, a national bank and a wholly owned subsidiary of Huntington;
•	“Huntington Parties” refers to Huntington and Huntington National Bank, collectively;
•
“Huntington preferred stock” refers to Huntington’s serial preferred stock, par value $0.01 per share, which has the following designations: (i) floating rate series B non-cumulative perpetual preferred stock, par value $0.01 per share (“Huntington series B preferred stock”), (ii) 5.625% series F non-cumulative perpetual preferred stock, par value $0.01 per share (“Huntington series F preferred stock”), (iii) 4.450% series G non-cumulative perpetual preferred stock, par value $0.01 per share (“Huntington series G preferred stock”), (iv) 4.500% series H non-cumulative perpetual preferred stock, par value $0.01 per share (“Huntington series H preferred stock”), (v) 5.70% series I non-cumulative perpetual preferred stock, par value $0.01 per share (“Huntington series I preferred stock”), (vi) 6.875% series J non-cumulative perpetual preferred stock, par value $0.01 per share (“Huntington series J preferred stock”), and (vii) 6.250% series K non-cumulative perpetual preferred stock, par value $0.01 per share (“Huntington series K preferred stock”);

•
“Huntington depositary shares” refers to the depositary shares each representing a 1/40th interest (or a 1/1000th interest, in the case of Huntington series H preferred stock, Huntington series I preferred stock, Huntington series J preferred stock and Huntington series K preferred stock) in a share of Huntington preferred stock;

•	“New Huntington preferred stock” refers to the 5.50% Series [L] non-cumulative perpetual preferred stock, par value $0.01 per share, of Huntington;
•	“New Huntington depositary shares” refers to the depositary shares representing a 1/1000th interest in a share of new Huntington preferred stock;
•	“Cadence” refers to Cadence Bank, a Mississippi state-chartered bank;
•	“Cadence common stock” refers to the common stock, par value $2.50 per share, of Cadence; and
•	“Cadence series A preferred stock” or “Cadence preferred stock” refers to the 5.50% Series A non-cumulative perpetual preferred stock, par value $0.01 per share, of Cadence;
Q:	Why am I receiving this joint proxy statement/prospectus?
A:
You are receiving this joint proxy statement/prospectus because Huntington and Cadence have agreed to a merger of Cadence with and into Huntington National Bank (the “merger”), with Huntington National Bank as the surviving bank (the “surviving bank”). Following the merger of Huntington National Bank and Cadence, Huntington National Bank will remain a wholly-owned subsidiary of Huntington. A copy of the Agreement and Plan of Merger, dated as of October 26, 2025, by and between Huntington, Huntington National Bank and Cadence (as amended from time to time, the “merger agreement”) is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein.

To complete the merger, among other things:
•	holders of Huntington common stock must approve the issuance of Huntington common stock pursuant to the merger agreement (the “Huntington share issuance proposal”); and
•	holders of Cadence common stock must approve the merger agreement (the “Cadence merger proposal”).
Huntington is holding a virtual special meeting of holders of Huntington common stock (the “Huntington special meeting”) to obtain approval of the Huntington share issuance proposal. Holders of Huntington common stock will also be asked to approve the proposal to adjourn the Huntington special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the Huntington special meeting to approve the Huntington share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Huntington common stock (the “Huntington adjournment proposal”).
Holders of Huntington common stock and holders of Huntington preferred stock are not entitled to appraisal or dissenters’ rights.
Cadence is holding a virtual special meeting of holders of Cadence common stock (the “Cadence special meeting”) to obtain approval of the Cadence merger proposal. Holders of Cadence common stock will also be asked (i) to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Cadence’s named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement (the “Cadence compensation proposal”) and (ii) to approve the proposal to adjourn the Cadence special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the Cadence special meeting to approve the Cadence merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Cadence common stock (the “Cadence adjournment proposal”).
Holders of Cadence series A preferred stock are not entitled to, and are not requested to, vote at the Cadence special meeting. Holders of Cadence common stock and holders of Cadence series A preferred stock are not entitled to appraisal or dissenters’ rights.
This document is also a prospectus that is being delivered to holders of Cadence common stock because, in connection with the merger, Huntington is offering shares of Huntington common stock to holders of Cadence common stock. Huntington is also issuing new depositary shares to holders of Cadence series A preferred stock. Each share of Cadence series A preferred stock will be automatically converted into the right to receive one (1) depositary share representing one one-thousandth (1/1000th) of a share of new Huntington preferred stock at the effective time of the merger.
This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the Huntington special meeting and Cadence special meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.
Q:	What will happen in the merger?
A:
In the merger, Cadence will merge with and into Huntington National Bank. Each share of Cadence common stock issued and outstanding immediately prior to the effective time of the merger (the “effective time”) (other than certain shares held by Huntington or Cadence) will be converted into the right to receive 2.475 shares (the “exchange ratio” and such shares, the “merger consideration”) of Huntington common stock. After completion of the merger, Cadence will cease to exist, will no longer be a public company, and Cadence common stock and Cadence series A preferred stock will be delisted from the New York Stock Exchange (the “NYSE”), will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will cease to be publicly traded. Holders of Huntington common stock and holders of Huntington preferred stock will continue to own their existing shares of Huntington common stock and Huntington preferred stock. See the information provided in the section entitled “The Merger Agreement—Structure of the Merger” beginning on page 101 and the merger agreement for more information about the merger.

Q:	When and where will each of the special meetings take place?
A:
The Huntington special meeting will be held virtually at www.virtualshareholdermeeting.com/HBAN2026SM on January 6, 2026 at 11:00 a.m., Eastern Time. The Cadence special meeting will be held virtually at www.meetnow.global/MDSTX6J on January 6, 2026 at 9:00 a.m., Central Time.

Even if you plan to attend your respective company’s virtual special meeting, Huntington and Cadence recommend that you authorize a proxy to vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting. If you hold shares of Huntington common stock in “street name” and your voting instruction form indicates that you may vote those shares through the www.proxyvote.com website, then you may access, participate in, and vote at the Huntington special meeting with the 16-digit control number indicated on the voting instruction form. Otherwise, Huntington shareholders who hold their shares in “street name” should contact their bank, broker, or other nominee (preferably at least five (5) days before the Huntington special meeting) and obtain a “legal proxy” to attend, participate in or vote at the Huntington special meeting. Shares of Cadence common stock held in “street name” may be voted by you at the Cadence special meeting website only if you obtain a signed legal proxy from your bank, broker, trustee or other nominee giving you the right to vote the shares and submit such legal proxy pursuant to the instructions provided by your bank, broker or trustee in order to vote at the Cadence special meeting. Obtaining a legal proxy may take several days.
Q:	What matters will be considered at each of the special meetings?
A:	At the Huntington special meeting, holders of Huntington common stock will be asked to consider and vote on the following proposals:
•	Huntington Proposal 1: The Huntington share issuance proposal. Approval of the issuance of Huntington common stock pursuant to the merger agreement; and
•
Huntington Proposal 2: The Huntington adjournment proposal. Approval of the adjournment of the Huntington special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the Huntington special meeting to approve the Huntington share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Huntington common stock.

Pursuant to the Maryland General Corporation Law (the “MGCL”) and Huntington’s bylaws, only the matters set forth in the Notice of Special Meeting of Shareholders may be brought before the Huntington special meeting.
At the Cadence special meeting, holders of Cadence common stock will be asked to consider and vote on the following proposals:
•	Cadence Proposal 1: The Cadence merger proposal. Approval of the merger agreement;
•
Cadence Proposal 2: The Cadence compensation proposal. Approval of, on a non-binding, advisory basis, the compensation that may be paid or become payable to Cadence’s named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement; and

•
Cadence Proposal 3: The Cadence adjournment proposal. Approval of the adjournment of the Cadence special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the Cadence special meeting to approve the Cadence merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Cadence common stock.

In order to complete the merger, among other things, holders of Huntington common stock must approve the Huntington share issuance proposal, and holders of Cadence common stock must approve the Cadence merger proposal. None of the approvals of the Huntington adjournment proposal, the Cadence compensation proposal or the Cadence adjournment proposal is a condition to the obligations of Huntington or Cadence to complete the merger.

Q:	What will holders of Cadence common stock receive in the merger?
A:
In the merger, holders of Cadence common stock will receive 2.475 shares of Huntington common stock for each share of Cadence common stock held immediately prior to the completion of the merger (other than certain shares held by Huntington or Cadence). Huntington will not issue any fractional shares of Huntington common stock in the merger. Holders of Cadence common stock who would otherwise be entitled to a fractional share of Huntington common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average of the closing sale prices per share of Huntington common stock on the NASDAQ as reported by The Wall Street Journal for the five (5) consecutive full trading days ending on the day preceding the day on which the closing of the merger is completed (the “Huntington share closing price”) by the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Huntington common stock that such shareholder would otherwise be entitled to receive.

Q:	What will holders of Cadence series A preferred stock receive in the merger?
A:
In the merger, each share of Cadence series A preferred stock will be converted into the right to receive one (1) depositary share representing one one-thousandth (1/1000th) of a share of new Huntington preferred stock. Cadence series A preferred stock is currently listed on the NYSE under the symbol “CADE-PrA.” The new Huntington depositary shares representing the new Huntington preferred stock are expected to be listed on the NASDAQ upon completion of the merger. See the information provided in the section entitled “Description of New Huntington Preferred Stock” beginning on page 138 for more information.

Q:	What will holders of Huntington common stock receive in the merger?
A:
In the merger, holders of Huntington common stock will not receive any consideration, and their shares of Huntington common stock will remain outstanding. Following the merger, shares of Huntington common stock will continue to be listed on the NASDAQ.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?
A:
Yes. Although the number of shares of Huntington common stock that holders of Cadence common stock will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for Huntington common stock. Any fluctuation in the market price of Huntington common stock after the date of this joint proxy statement/prospectus will change the value of the shares of Huntington common stock that holders of Cadence common stock will receive. Neither Huntington nor Cadence is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of Huntington common stock or Cadence common stock.

Q:	How will the merger affect Cadence equity awards?
A:	At the effective time:
•
the portion of each award in respect of a share of Cadence common stock subject to vesting, repurchase or other lapse restriction granted under a Cadence stock plan that is outstanding immediately prior to the effective time (a “Cadence restricted stock award”) that was granted in September 2020 with a May 2027 vesting date and that pursuant to its existing terms would vest automatically at the effective time, if any, will fully vest and be converted automatically into the right to receive (without interest and less applicable taxes) the merger consideration in respect of each share of Cadence common stock subject to such portion of the Cadence restricted stock award immediately prior to the effective time;

•
each other Cadence restricted stock award, or portion thereof, will be assumed and converted into a restricted stock award of shares of Huntington common stock subject to vesting, repurchase or other lapse restriction with the same terms and conditions as were applicable under such Cadence restricted stock award immediately prior to the effective time (including vesting terms), and relating to the number of shares of Huntington common stock equal to the product of (i) the number of shares of Cadence common stock subject to such Cadence restricted stock award immediately prior to the effective time, multiplied by (ii) the exchange ratio, with any fractional shares rounded to the nearest whole share of Huntington common stock;
•
each restricted stock unit award in respect of shares of Cadence common stock granted under a Cadence stock plan that is outstanding immediately prior to the effective time (a “Cadence restricted stock unit award”) that is held by a non-employee member of the Cadence board of directors will fully vest and be converted automatically into the right to receive (i) a number of shares of Huntington common stock equal to the product of (A) the number of shares of Cadence common stock subject to such Cadence restricted stock unit award immediately prior to the effective time, multiplied by (B) the exchange ratio, with any fractional shares rounded to the nearest whole share of Huntington common stock and (ii) an amount in cash equal to the dividend equivalent payments with respect to such Cadence restricted stock unit award that are accrued but unpaid as of the effective time; and

•
each other Cadence restricted stock unit award will be assumed and converted into a restricted stock unit award (with any performance goals deemed satisfied at the greater of the target and actual level of performance through the latest practicable date prior to the effective time (provided that, with respect to any award that is subject to a relative total shareholder return (“rTSR”) modifier and has a performance period ending after December 31, 2025, the rTSR modifier will be determined based on performance measured as of October 21, 2025)) in respect of Huntington common stock (an “adjusted restricted stock unit award”) with the same terms and conditions as were applicable under such Cadence restricted stock unit award immediately prior to the effective time (including vesting terms) and relating to the number of shares of Huntington common stock equal to the product of (i) the number of shares of Cadence common stock subject to such Cadence restricted stock unit award immediately prior to the effective time, multiplied by (ii) the exchange ratio, with any fractional shares rounded to the nearest whole share of Huntington common stock; provided that each such adjusted restricted stock unit award will be subject to service-based vesting only and will no longer be subject to any performance conditions, and any accrued but unpaid dividend equivalent payments with respect to any Cadence restricted stock unit award will carry over to the adjusted restricted stock unit award.

Q:	What if I own Cadence series A preferred stock?
A:
If you are a holder of Cadence series A preferred stock, no action is required of you. You are not entitled to, and are not requested to, vote on the Cadence merger proposal, the Cadence compensation proposal or the Cadence adjournment proposal or to exercise appraisal or dissenters’ rights.

In the merger, each share of Cadence series A preferred stock issued and outstanding immediately prior to the effective time will automatically be converted at the effective time into the right to receive one (1) depositary share representing one one-thousandth (1/1000th) of a share of new Huntington preferred stock. For more information, see the sections entitled “The Merger—Treatment of Cadence Series A Preferred Stock” and “Description of New Huntington Preferred Stock” beginning on pages 99 and 138, respectively.
Q:	How does the Huntington board of directors recommend that I vote at the Huntington special meeting?
A:	The Huntington board of directors unanimously recommends that you vote “FOR” the Huntington share issuance proposal and “FOR” the Huntington adjournment proposal.
Q:	How does the Cadence board of directors recommend that I vote at the Cadence special meeting?
A:	The Cadence board of directors unanimously recommends that you vote “FOR” the Cadence merger proposal, “FOR” the Cadence compensation proposal and “FOR” the Cadence adjournment proposal.
In considering the recommendations of the Cadence board of directors, holders of Cadence common stock should be aware that Cadence directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of holders of Cadence common stock generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger—Interests of Cadence’s Directors and Executive Officers in the Merger” beginning on page 91.

Q:	Who is entitled to vote at the Huntington special meeting?
A:
The record date for the Huntington special meeting is the close of business on November 28, 2025. All holders of Huntington common stock who held shares at the close of business on the record date for the Huntington special meeting are entitled to receive notice of, and to vote at, the Huntington special meeting.

Each holder of Huntington common stock is entitled to cast one (1) vote on each matter properly brought before the Huntington special meeting for each share of Huntington common stock that such holder owned of record as of the record date. Only the matters set forth in the Huntington notice of the meeting will be considered and voted on at the Huntington special meeting. As of the close of business on the record date for the Huntington special meeting, there were 1,574,803,152 outstanding shares of Huntington common stock. Attendance at the virtual Huntington special meeting via the Huntington special meeting website is not required to vote. See below and the section entitled “The Huntington Special Meeting—Proxies” beginning on page 42 for instructions on how to vote your shares without attending the Huntington special meeting.
Q:	Who is entitled to vote at the Cadence special meeting?
A:
The record date for the Cadence special meeting is November 28, 2025. All holders of Cadence common stock who held shares at the close of business on the record date for the Cadence special meeting are entitled to receive notice of, and to vote at, the Cadence special meeting.

Each holder of Cadence common stock is entitled to cast one (1) vote on each matter properly brought before the Cadence special meeting for each share of Cadence common stock that such holder owned of record as of the record date. As of the close of business on the record date for the Cadence special meeting, there were 186,307,016 outstanding shares of Cadence common stock. Attendance at the virtual Cadence special meeting via the Cadence special meeting website is not required to vote. See below and the section entitled “The Cadence Special Meeting—Proxies” beginning on page 48 for instructions on how to vote your shares without attending the Cadence special meeting.
Q:	What constitutes a quorum for the Huntington special meeting?
A:
The presence virtually via the Huntington special meeting website or by proxy of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What constitutes a quorum for the Cadence special meeting?
A:
Holders of a majority of the total number of outstanding shares of Cadence common stock on the record date and entitled to vote at the Cadence special meeting must be present, either in attendance virtually via the Cadence special meeting website or by proxy, to constitute a quorum at the Cadence special meeting. If you fail to submit a proxy prior to the special meeting or to vote at the Cadence special meeting via the Cadence special meeting website, your shares of Cadence common stock will not be counted towards a quorum. Abstentions will be included in determining the number of shares present at the Cadence special meeting for the purpose of determining the presence of a quorum.

Q:	If my shares of common stock are held in “street name” by my bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?
A:
If you hold your shares in a stock brokerage account or if your shares are held by a bank, broker, trustee or other nominee (that is, in “street name”), please follow the voting instructions provided by your broker, bank, trustee or other nominee. If you hold shares of Huntington common stock in “street name” and your voting instruction form indicates that you may vote those shares through the www.proxyvote.com website, then you may access, participate in, and vote at the Huntington special meeting with the 16-digit control number indicated on the voting instruction form. Otherwise, Huntington shareholders who hold their shares in “street name” should contact their bank, broker, or other nominee (preferably at least five (5) days before the Huntington special meeting) and obtain a “legal proxy” to attend, participate in or vote at the Huntington special meeting. With respect to the Cadence special meeting, please note that you may not vote shares of Cadence common stock held in “street name” by returning a proxy card directly to Cadence for holders of Cadence common stock, or by voting at the Cadence virtual special meeting via the Cadence special meeting website unless you provide a “legal proxy,” which you must obtain from your bank, broker, trustee or other nominee. Obtaining a legal proxy may take several days. Each such beneficial owner of Cadence common stock must submit such legal proxy pursuant to the instructions provided by their bank, broker or trustee to vote at the Cadence special meeting via the Cadence special meeting website. Further, brokers who hold shares of Huntington common stock or Cadence common stock may not give a proxy to Huntington or Cadence to vote those shares on any of the Huntington proposals or any of the Cadence proposals without specific instructions from their customers.
Q:	What vote is required for the approval of each proposal at the Huntington special meeting?
A:
Huntington Proposal 1: Huntington share issuance proposal. Approval of the Huntington share issuance proposal requires the approval of a majority of the votes cast by holders of Huntington common stock at the Huntington special meeting. Accordingly, an abstention or a broker non-vote or other failure to vote or be present virtually or by proxy will have no effect on the outcome of the Huntington share issuance proposal.

Huntington Proposal 2: Huntington adjournment proposal. Approval of the Huntington adjournment proposal requires the vote of a majority of the votes cast on the Huntington adjournment proposal by the holders of Huntington common stock entitled to vote. Accordingly, an abstention or a broker non-vote or other failure to vote or be present virtually or by proxy will have no effect on the outcome of the Huntington adjournment proposal.
Q:	What vote is required for the approval of each proposal at the Cadence special meeting?
A:
Cadence Proposal 1: The Cadence merger proposal. Approval of the Cadence merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Cadence common stock entitled to vote via the Cadence special meeting website or represented by proxy at the Cadence special meeting.

Cadence Proposal 2: The Cadence compensation proposal. Approval of the Cadence compensation proposal requires the affirmative vote of the holders of a majority of the votes cast by the holders of Cadence common stock entitled to vote via the Cadence special meeting website or represented by proxy at the Cadence special meeting.
Cadence Proposal 3: The Cadence adjournment proposal. Approval of the Cadence adjournment proposal requires the affirmative vote of the holders of a majority of the votes cast by the holders of Cadence common stock entitled to vote via the Cadence special meeting website or represented by proxy at the Cadence special meeting.
Q:	Why am I being asked to consider and vote on the Cadence compensation proposal?
A:
Under the applicable Federal Reserve and SEC rules, Cadence is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Cadence’s named executive officers that is based on or otherwise relates to the merger, or “golden parachute” compensation.

Q:	What happens if holders of Cadence common stock do not approve, by non-binding, advisory vote, the Cadence compensation proposal?
A:
The vote on the proposal to approve the merger-related compensation arrangements for Cadence’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the Cadence special meetings. Because the vote on the proposal to approve the merger-related executive compensation is advisory in nature only, it will not be binding upon Cadence or the combined company in the merger. Accordingly, the merger-related compensation will be paid to Cadence’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and other contractual arrangements even if the holders of Cadence common stock do not approve the proposal to approve the merger-related executive compensation.

Q:	What if I hold shares in both Huntington and Cadence?
A:
If you hold shares of both Huntington common stock and Cadence common stock, you will receive separate packages of proxy materials for each. A vote cast as a holder of Huntington common stock will not count as a vote cast as a holder of Cadence common stock, and a vote cast as a holder of Cadence common stock will not count as a vote cast as a holder of Huntington common stock. Therefore, please submit separate proxies for your shares of Huntington common stock and your shares of Cadence common stock.
Q:	How can I vote my shares while in attendance at my respective virtual special meeting?
A:
Record Holders. Shares held directly in your name as the holder of record of Huntington common stock or Cadence common stock may be voted at the Huntington special meeting or the Cadence special meeting, as applicable. If you choose to vote your shares virtually at the respective special meeting via the applicable special meeting website, you will need the control number found on your proxy card.

Shares in “street name.” If you hold shares of Huntington common stock in “street name” and your voting instruction form indicates that you may vote those shares through the www.proxyvote.com website, then you may access, participate in, and vote at the Huntington special meeting with the 16-digit control number indicated on the voting instruction form. Otherwise, Huntington shareholders who hold their shares in “street name” should contact their bank, broker, or other nominee (preferably at least five (5) days before the Huntington special meeting) and obtain a “legal proxy” to attend, participate in or vote at the Huntington special meeting. Shares held in a brokerage or other account in “street name” may be voted at the Cadence special meeting by you only if you obtain a signed legal proxy from your bank, broker, trustee or other nominee giving you the right to vote the shares. If you choose to vote your shares in “street name” virtually at the Cadence special meeting, via Cadence's special meeting website, you will need to have obtained a legal proxy from your bank, broker, trustee or other nominee. Each such beneficial owner of Cadence common stock must submit such legal proxy pursuant to the instructions provided by their bank, broker or trustee to vote at the Cadence special meeting via the Cadence special meeting website. Obtaining a legal proxy may take several days.
Even if you plan to attend the Huntington special meeting or the Cadence special meeting virtually, as applicable, Huntington and Cadence recommend that you authorize a proxy to vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting.
Additional information on attending the virtual special meetings can be found under the section entitled “The Huntington Special Meeting” on page 40 and under the section entitled “The Cadence Special Meeting” on page 46.
Q:	How can I vote my shares without attending my respective virtual special meeting?
A:
Whether you hold your shares directly as the holder of record of Huntington common stock or Cadence common stock or beneficially in “street name,” you may direct your vote by proxy without virtually attending the Huntington special meeting or the Cadence special meeting, as applicable.

If you are a record holder of Huntington common stock or Cadence common stock, you can authorize a proxy to vote your shares over the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.
If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m. Eastern Time or 10:59 p.m. Central Time, as applicable, on the day before your respective company’s special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company’s special meeting.
Additional information on voting procedures can be found under the section entitled “The Huntington Special Meeting” on page 40 and under the section entitled “The Cadence Special Meeting” on page 46.
Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote as soon as possible. If you hold shares of Huntington common stock or Cadence common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the Internet, as soon as possible, so that your shares may be represented at your meeting. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.
Q:	Why is my vote important?
A:
If you do not vote, it will be more difficult for Huntington or Cadence to obtain the necessary quorum to hold its special meeting. In addition, your failure to submit a proxy or vote at the Cadence virtual special meeting, or failure to instruct your bank, broker, trustee or other nominee how to vote, will have the same effect as a vote “AGAINST” the Cadence merger proposal, and an abstention will have the same effect as a vote “AGAINST” the Cadence merger proposal.

The issuance of Huntington common stock pursuant to the merger agreement must be approved by a majority of the votes cast by holders of Huntington common stock at the Huntington special meeting and the merger agreement must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Cadence common stock entitled to vote on the merger agreement. The Huntington board of directors and the Cadence board of directors unanimously recommend that you vote “FOR” the Huntington share issuance proposal and the Cadence merger proposal, respectively, and “FOR” the other proposals to be considered at the Huntington special meeting and the Cadence special meeting, respectively.
Q:	Can I revoke my proxy or change my vote?
A:	Yes. You can change your vote at any time before your proxy is exercised at your meeting. You can do this by:
•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of Huntington or Cadence, as applicable;
•	signing and returning a proxy card with a later date;
•
attending virtually and voting at the Huntington special meeting via the Huntington special meeting website or attending virtually and voting at the Cadence special meeting via the Cadence special meeting website, as applicable (although attendance alone without voting will not revoke a previously authorized proxy); or

•	voting by telephone or the Internet at a later time.
If your shares are held by a broker, bank, trustee or other nominee, you should contact your broker, bank, trustee or other nominee to change your vote.
Q:	Will Huntington be required to submit the Huntington share issuance proposal to its shareholders even if the Huntington board of directors has withdrawn, modified or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated before the Huntington special meeting, Huntington is required to submit the Huntington share issuance proposal to its shareholders even if the Huntington board of directors has withdrawn or modified the Huntington board recommendation (as defined in the section entitled “The Merger Agreement—Shareholder Meetings and Recommendation of Huntington’s and Cadence’s Boards of Directors”).

Q:	Will Cadence be required to submit the Cadence merger proposal to its shareholders even if the Cadence board of directors has withdrawn, modified or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated before the Cadence special meeting, Cadence is required to submit the Cadence merger proposal to its shareholders even if the Cadence board of directors has withdrawn or modified the Cadence board recommendation (as defined in the section entitled “The Merger Agreement—Shareholder Meetings and Recommendation of Huntington’s and Cadence’s Boards of Directors”).

Q:	Are holders of Huntington common stock entitled to appraisal or dissenters’ rights?
A:	No. Holders of Huntington common stock are not entitled to appraisal or dissenters’ rights under the MGCL.
For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in the Merger” beginning on page 100.

Q:	Are holders of Cadence common stock entitled to appraisal or dissenters’ rights?
A:	No. Holders of Cadence common stock are not entitled to appraisal or dissenters’ rights under the Mississippi Business Corporation Act (the “MBCA”).
For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in the Merger” beginning on page 100.
Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the Huntington share issuance proposal or the approval of the Cadence merger proposal, or the other proposals to be considered at the Huntington special meeting and the Cadence special meeting, respectively?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 34. You also should read and carefully consider the risk factors of Huntington and Cadence contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the merger to holders of Cadence common stock?
A:
The merger is intended to qualify as a “reorganization” for U.S. federal income tax purposes, and it is a condition to our respective obligations to complete the merger that Huntington and Cadence each receive a legal opinion to the effect that the merger will so qualify. Accordingly, U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”) of Cadence common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Cadence common stock for Huntington common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of Huntington common stock. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 121.

Q:	When is the merger expected to be completed?
A:
Huntington and Cadence expect the merger to close in the first quarter of 2026. However, neither Huntington nor Cadence can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Huntington and Cadence must first obtain the approval of holders of Huntington common stock for the issuance of Huntington common stock pursuant to the merger agreement and holders of Cadence common stock for the merger, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.

Q:	What are the conditions to completion of the merger?
A:
The obligations of Huntington and Cadence to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals and the expiration of statutory waiting periods without the imposition of any materially burdensome regulatory condition (as defined in the section entitled “The Merger—Regulatory Approvals”), tax opinions, approval by holders of Huntington common stock of the Huntington share issuance proposal and approval by holders of Cadence common stock of the Cadence merger proposal. For more information, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 116.

Q:	What happens if the merger is not completed?
A:
If the merger is not completed, holders of Cadence common stock will not receive any consideration for their shares of Cadence common stock in connection with the merger. Instead, Cadence will remain an independent public company, Cadence common stock and Cadence preferred stock will continue to be listed on the NYSE, and Huntington will not complete the issuance of shares of Huntington common stock and new Huntington preferred stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $296 million may be payable by either Huntington or Cadence to the other party, as applicable. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 119 for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.
Q:	Should I send in my stock certificates now?
A:
No. Please do not send in your stock certificates with your proxy. After the merger is completed, an exchange agent designated by Huntington and reasonably acceptable to Cadence (the “exchange agent”) will send you instructions for exchanging Cadence stock certificates for the consideration to be received in the merger. See the section entitled “The Merger Agreement—Conversion of Shares; Exchange of Cadence Stock Certificates” beginning on page 104.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?
A:
If you hold shares of Huntington common stock or Cadence common stock in “street name” and also directly in your name as a holder of record or otherwise or if you hold shares of Huntington common stock or Cadence common stock in more than one (1) brokerage account, you may receive more than one (1) set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Huntington common stock or Cadence common stock are voted.
Shares in “street name.” For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee to vote your shares.
Q:	What should I do if I have technical difficulties or trouble accessing the Huntington special meeting website or the Cadence special meeting website?
A:
If you encounter any difficulties accessing the Huntington special meeting, please call the technical support number that will be posted on the Huntington special meeting website. If you encounter any difficulties accessing the Cadence special meeting, please call the technical support number that will be posted on the Cadence special meeting website.

Q:	Who can help answer my questions?
A:
Huntington shareholders: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Huntington Investor Relations at (800) 576-5007 or Huntington’s proxy solicitor, Sodali & Co., by calling (203) 658-9400 or toll-free at (800) 662-5200, or via email to HBAN.info@investor.sodali.com.

Cadence shareholders: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Cadence Investor Relations at (800) 698-7878 or Cadence’s proxy solicitor, Okapi Partners LLC, toll-free at (888) 785-6707, or for banks and brokers, collect at (212) 297-0720, or via email to info@okapipartners.com.

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about Huntington and Cadence into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 162 of this joint proxy statement/prospectus.
The Parties to the Merger (pages 52 and 53)
The Huntington Parties
Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio 43287
(614) 480-2265
Huntington is a multi-state diversified regional bank holding company headquartered in Columbus, Ohio. Founded in 1866, The Huntington National Bank and its affiliates provide consumers, small- and middle-market businesses, corporations, municipalities, and other organizations with a comprehensive suite of banking, payments, wealth management, and risk management products and services. Huntington operates over 1,000 full-service branches in 14 states and conducts select financial services and other activities in additional states. As of September 30, 2025, Huntington had consolidated total assets of approximately $210 billion, total loans and leases of approximately $138 billion, total deposits of approximately $165 billion and total shareholders’ equity of approximately $22 billion. Effective October 20, 2025, Huntington completed its previously announced acquisition of Veritex Holdings, Inc. (“Veritex”), a bank holding company headquartered in Dallas, Texas. As of September 30, 2025, Veritex had $12.8 billion in assets, including $9.6 billion in loans, and $10.8 billion in deposits.
Huntington’s common stock is traded on the NASDAQ under the symbol “HBAN.”
Huntington’s principal office is located at 41 South High Street, Columbus, Ohio 43287, and its telephone number at that location is (614) 480-2265.
Cadence Bank
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804
(662) 680-2000
Cadence is a Mississippi state-chartered bank headquartered in Houston, Texas, and Tupelo, Mississippi. Cadence offers comprehensive banking, investment, trust and mortgage products and services to meet the needs of individuals, businesses and corporations. Cadence operates more than 390 commercial banking and mortgage locations in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, Missouri, Tennessee and Texas. As of September 30, 2025, Cadence had total assets of $53.3 billion; total loans, net of unearned income, of $36.8 billion; total deposits of $43.9 billion; and shareholders’ equity of $6.1 billion.
Cadence’s common stock and preferred stock are traded on the New York Stock Exchange (the “NYSE”) under the symbols “CADE” and “CADE-PrA,” respectively.
Cadence’s principal office is located at One Mississippi Plaza, 201 South Spring Street, Tupelo, Mississippi 38804, and its telephone number at that location is (662) 680-2000.
The Merger and the Merger Agreement (pages 54 and 101)
The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.

Subject to the terms and conditions of the merger agreement, at the completion of the merger, Cadence will merge with and into The Huntington National Bank (“Huntington National Bank”), a wholly owned bank subsidiary of Huntington, with Huntington National Bank as the surviving bank. Following the merger, Cadence common stock and Cadence series A preferred stock will be delisted from the NYSE and deregistered under the Exchange Act and will cease to be publicly traded.
Merger Consideration (page 102)
In the merger, holders of Cadence common stock will receive 2.475 shares of Huntington common stock for each share of Cadence common stock they hold immediately prior to the effective time. Huntington will not issue any fractional shares of Huntington common stock in the merger. Holders of Huntington common stock who would otherwise be entitled to a fraction of a share of Huntington common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the Huntington share closing price.
Huntington common stock is listed on the NASDAQ under the symbol “HBAN,” and Cadence common stock is listed on the NYSE under the symbol “CADE.” The following table shows the closing sale prices of Huntington common stock and Cadence common stock as reported on the NASDAQ and the NYSE, respectively, on October 24, 2025, the last full trading day before the public announcement of the merger agreement, and on November 28, 2025, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of Cadence common stock, which was calculated by multiplying the closing price of Huntington common stock on those dates by the exchange ratio of 2.475.

	Huntington Common Stock	Cadence Common Stock	Implied Value of One Share of Cadence Common Stock
October 24, 2025	$16.07	$36.49	$39.77
November 28, 2025	$16.30	$39.84	$40.34

For more information on the exchange ratio, see the section entitled “The Merger—Terms of the Merger” beginning on page 54 and the section entitled “The Merger Agreement—Merger Consideration” beginning on page 102.
Treatment of Cadence Series A Preferred Stock (page 99)
In the merger, each share of Cadence series A preferred stock issued and outstanding immediately prior to the effective time will automatically be converted into the right to receive one (1) depositary share representing one one-thousandth (1/1000th) of a share of new Huntington preferred stock. Cadence series A preferred stock is currently listed on the NYSE under the symbol “CADE-PrA.” The new Huntington depositary shares representing the new Huntington preferred stock are expected to be listed on the NASDAQ upon completion of the merger.
For further information, see the section entitled “The Merger—Treatment of Cadence Series A Preferred Stock” beginning on page 99 and the section entitled “Description of New Huntington Preferred Stock” beginning on page 138.
Treatment of Cadence Equity Awards (page 103)
Cadence Restricted Stock Awards
At the effective time, the portion of each Cadence restricted stock award that was granted in September 2020 with a May 2027 vesting date and that pursuant to its existing terms would vest automatically at the effective time, if any, will (i) fully vest and be cancelled and converted into the right to receive (without interest and less applicable taxes) the merger consideration and (ii) if not covered by clause (i), be assumed and converted based on the exchange ratio into a Huntington restricted stock award with the same terms and conditions as were applicable under such Cadence restricted stock award immediately prior to the effective time (including vesting terms).

Cadence Restricted Stock Unit Awards
At the effective time, each Cadence restricted stock unit award that is outstanding immediately prior to the effective time will (i) if granted to a non-employee member of the Cadence board of directors, fully vest and be converted into the right to receive a number of shares of Huntington common stock based on the exchange ratio, plus an amount in cash equal to the accrued but unpaid dividend equivalent payments applicable to such award and (ii) if not granted to a non-employee member of the Cadence board of directors, be assumed and converted based on the exchange ratio into a Huntington restricted stock unit award (with any performance goals deemed satisfied at the greater of the target and actual level of performance through the latest practicable date prior to the closing (provided that, with respect to any award that is subject to a relative total shareholder return (“rTSR”) modifier and has a performance period ending after December 31, 2025, the rTSR modifier will be determined based on performance measured as of October 21, 2025)) with the same terms and conditions as were applicable under such Cadence restricted stock unit award immediately prior to the effective time (including vesting terms); provided that each such Huntington restricted stock unit award will be subject to service-based vesting only and will no longer be subject to any performance conditions and will be credited with any accrued but unpaid dividend equivalent payments applicable to the underlying Cadence restricted stock unit award.
Material U.S. Federal Income Tax Consequences of the Merger (page 121)
The merger is intended to qualify as a “reorganization” for U.S. federal income tax purposes, and it is a condition to our respective obligations to complete the merger that Huntington and Cadence each receive a legal opinion to the effect that the merger will so qualify. Accordingly, U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”) of Cadence common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Cadence common stock for Huntington common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of Huntington common stock.
You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger.
Huntington’s Reasons for the Merger; Recommendation of Huntington’s Board of Directors (page 59)
The Huntington board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Huntington and its shareholders and has unanimously adopted and approved the merger agreement, the merger and the other arrangements contemplated by the merger agreement. The Huntington board of directors unanimously recommends that holders of Huntington common stock vote “FOR” the approval of the Huntington share issuance proposal and “FOR” the Huntington adjournment proposal to be presented at the Huntington special meeting. For a more detailed discussion of the Huntington board of directors’ recommendation, see the section entitled “The Merger—Huntington’s Reasons for the Merger; Recommendation of Huntington’s Board of Directors” beginning on page 59.
Cadence’s Reasons for the Merger; Recommendation of Cadence’s Board of Directors (page 61)
The Cadence board of directors has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Cadence and its shareholders and unanimously adopted the merger agreement and approved the merger and the other arrangements contemplated by the merger agreement. The Cadence board of directors unanimously recommends that holders of Cadence common stock vote “FOR” the approval of the merger agreement and “FOR” the other proposals presented at the Cadence special meeting. For a more detailed discussion of the Cadence board of directors’ recommendation, see the section entitled “The Merger—Cadence’s Reasons for the Merger; Recommendation of Cadence’s Board of Directors” beginning on page 61.
Opinion of Huntington’s Financial Advisor (page 65)
Huntington retained Evercore Group L.L.C. (“Evercore”) to act as its financial advisor in connection with the merger. As part of this engagement, the Huntington board of directors requested that Evercore evaluate the fairness, from a financial point of view, to Huntington, of the exchange ratio pursuant to the merger agreement.

At a meeting of the Huntington board of directors held on October 26, 2025, Evercore rendered to the Huntington board of directors its oral opinion, subsequently confirmed by delivery of a written opinion dated October 26, 2025, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the exchange ratio pursuant to the merger was fair, from a financial point of view, to Huntington.
The full text of the written opinion of Evercore, dated October 26, 2025, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex B and is incorporated herein by reference into this joint proxy statement/prospectus in its entirety. The summary of the opinion of Evercore in this proxy statement is qualified in its entirety by reference to the full text of the written opinion. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Huntington board of directors (solely in its capacity as such) in connection with its evaluation of the proposed merger. The opinion does not constitute a recommendation to the Huntington board of directors or to any other persons in respect of the merger, including as to how any holder of shares of Huntington common stock should vote or act in respect of the merger. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Huntington, nor does it address the underlying business decision of Huntington to engage in the merger.
For more information, see the section entitled “The Merger—Opinion of Huntington’s Financial Advisor,” beginning on page 65 and the full text of the written opinion of Evercore attached as Annex B to this proxy statement.
Opinion of Cadence’s Financial Advisor (page 75)
In connection with the merger, Cadence’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated October 26, 2025, to Cadence’s board of directors as to the fairness, from a financial point of view and as of the date of KBW’s opinion, to the holders of Cadence common stock of the exchange ratio in the merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex C to this document. The opinion was for the information of, and was directed to, the Cadence board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Cadence to engage in the merger or enter into the merger agreement or constitute a recommendation to the Cadence board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Cadence common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.
For more information, see the section entitled “The Merger—Opinion of Cadence’s Financial Advisor,” beginning on page 75 and Annex C.
Appraisal or Dissenters’ Rights in the Merger (page 100)
Holders of Huntington common stock are not entitled to appraisal or dissenters’ rights under the MGCL and holders of Cadence common stock are not entitled to appraisal or dissenters’ rights under the MBCA. For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in the Merger” beginning on page 100.
Interests of Cadence’s Directors and Executive Officers in the Merger (page 91)
In considering the recommendation of the Cadence board of directors with respect to the merger, Cadence shareholders should be aware that certain of Cadence’s directors and executive officers have interests in the merger, including financial interests, that are different from, or in addition to, the interests of the other shareholders of Cadence generally. The Cadence board of directors was aware of and considered these interests, among other matters, during its deliberations on the merits of the merger and in determining to recommend to Cadence shareholders that they vote for the Cadence merger proposal, the Cadence compensation proposal and the Cadence adjournment proposal.

These interests include, among others, the following:
•
each of Cadence’s directors and executive officers holds unvested equity incentive awards and, at the effective time of the merger, each outstanding equity incentive award will be treated in accordance with the terms set forth in the merger agreement, as discussed in the section entitled “The Merger—Interests of Cadence's Directors and Executive Officers in the Merger—Treatment of Outstanding Cadence Equity Awards” below;

•
each Cadence executive officer is party to a change in control agreement (the “CIC Agreements”) that provides for severance payments and benefits in connection with a termination of employment without cause or for good reason within the one-year period following the effective time, and pursuant to the merger agreement, the executive officers will receive the value of the cash severance payments thereunder at the closing of the merger regardless of whether they experience a qualifying termination of employment;

•
under the terms of the Cadence Executive Performance Incentive Plan (the “EPIP”), following the closing of the merger, each Cadence executive officer will be entitled to receive no less than the target amount of his or her then-current annual cash incentive bonus;

•
Huntington entered into a letter agreement with Mr. Rollins concurrently with the execution of the merger agreement, which provides for, among other things, certain compensation and benefits for his service with Huntington following the closing of the merger;

•	three of Cadence’s directors (including Mr. Rollins) will be appointed to the board of directors of Huntington and Mr. Rollins will be appointed to the board of Huntington National Bank; and
•	Cadence’s directors and executive officers are entitled to certain continued indemnification and directors’ and officers’ liability insurance under the merger agreement.
For a more complete description of these interests, see the section entitled “The Merger—Interests of Cadence’s Directors and Executive Officers in the Merger” beginning on page 91.
Governance of Huntington After the Merger (page 97)
Charter
At the effective time, the charter of Huntington, as in effect immediately prior to the effective time, will be the charter of Huntington until thereafter amended in accordance with applicable law.
Bylaws
At the effective time, the bylaws of Huntington, as in effect immediately prior to the effective time, will be the bylaws of Huntington until thereafter amended in accordance with applicable law.
Board of Directors
Huntington will take all appropriate action so that three (3) current directors of Cadence will be appointed to the Board of Directors of Huntington at the effective time. Each of the directors so appointed will be designated by Huntington, it being agreed that one of the designated directors will be James D. Rollins III, the chairman and chief executive officer of Cadence. In addition, as of the effective time of the merger, Mr. Rollins will be appointed as vice chairman of the boards of directors of each of Huntington and Huntington National Bank. Except for the addition of these three (3) directors and the Vice Chairman appointment, the composition and leadership of the Huntington Board of Directors is not expected to be impacted by the merger.
Foundation (page 98)
Following the closing date of the merger, Huntington will maintain the Cadence Bank Foundation and will dedicate any funds in the Cadence Bank Foundation at the effective time to supporting community development and reinvestment and civic and charitable activities within Cadence’s footprint as of the time immediately prior to the effective time of the merger.
Regulatory Approvals (page 98)
Subject to the terms of the merger agreement, Huntington and Cadence have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all documentation to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and governmental entities. These approvals include the approval of the Office of the Comptroller of the Currency (“OCC”). The initial filing of the regulatory application to the OCC occurred on November 3, 2025.
Although neither Huntington nor Cadence knows of any reason why it cannot obtain regulatory approval from the OCC in a timely manner, Huntington and Cadence cannot be certain when or if it will be obtained, or that the granting of such regulatory approval will not involve the imposition of conditions on the completion of the merger.
Expected Timing of the Merger
Huntington and Cadence expect the merger to close in the first quarter of 2026. However, neither Huntington nor Cadence can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Huntington and Cadence must first obtain (i) the approval of holders of Huntington common stock for the issuance of Huntington common stock in connection with the merger and (ii) the approval of holders of Cadence common stock for the merger, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.
Conditions to Completion of the Merger (page 116)
As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:
•
approval of the issuance of Huntington common stock in connection with the merger by the shareholders of Huntington by the requisite Huntington vote and approval of the merger agreement by the shareholders of Cadence by the requisite Cadence vote;

•
the shares of Huntington common stock and depositary shares in respect of new Huntington preferred stock issuable pursuant to the merger agreement having been authorized for listing on the NASDAQ, in each case subject to official notice of issuance;

•
the effectiveness under the Securities Act of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for that purpose initiated or threatened by the SEC and not withdrawn;

•
no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the merger;

•
all requisite regulatory approvals having been obtained and remaining in full force and effect and all statutory waiting periods in respect thereof having expired, and no such requisite regulatory approval having resulted in the imposition of any materially burdensome regulatory condition (as defined in the section entitled “The Merger—Regulatory Approvals”);

•
the accuracy of the representations and warranties of each of the Huntington Parties and Cadence, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement, and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer or the chief financial officer to the foregoing effect;

•
the performance by each of the Huntington Parties and Cadence in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date, and the receipt by each party of a certificate signed on behalf of Huntington and Cadence, as applicable, by the chief executive officer or the chief financial officer to such effect; and

•
receipt by each of the Huntington Parties and Cadence of an opinion of legal counsel, in form and substance reasonably satisfactory to such party, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; in rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Huntington Parties and Cadence reasonably satisfactory in form and substance to such counsel.

Termination of the Merger Agreement (page 117)
The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after the receipt of the requisite Huntington vote or the requisite Cadence vote, in the following circumstances:
•	by mutual consent of the Huntington Parties and Cadence in a written instrument;
•
by either the Huntington Parties or Cadence if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

•
by either the Huntington Parties or Cadence if the merger has not been completed on or before October 26, 2026 (the “termination date”), unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement; provided, however, that if the conditions to the closing set forth in the fifth bullet under “Conditions to Completion of the Merger” have not been satisfied or waived on or prior to such date but all other conditions to the closing have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the closing (so long as such conditions are reasonably capable of being satisfied)), the termination date may be extended by either the Huntington Parties or Cadence to January 26, 2027, unless the failure of the closing to occur by the termination date shall be due to the failure of the party seeking to extend the termination date to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement, and such date, as so extended, shall be the “termination date;”

•
by either the Huntington Parties or Cadence (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or if any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Cadence, in the case of a termination by the Huntington Parties, or the Huntington Parties, in the case of a termination by Cadence, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of an applicable closing condition of the terminating party and which is not cured by the earlier of the termination date and forty-five (45) days following written notice to the Huntington Parties or Cadence, as applicable, or by its nature or timing cannot be cured during such period;

•
by the Huntington Parties, prior to such time as the requisite Cadence vote is obtained, if Cadence or the Cadence board of directors (i) withholds, withdraws, modifies or qualifies in a manner adverse to the Huntington Parties the Cadence board recommendation (as defined in the section entitled “The Merger Agreement—Shareholder Meetings and Recommendation of Huntington’s and Cadence’s Board of Directors”), (ii) fails to make the Cadence board recommendation in this joint proxy statement/prospectus, (iii) adopts, approves, recommends or endorses a Cadence acquisition proposal (as defined in the section entitled “The Merger Agreement—Agreement Not to Solicit Other Offers”) or publicly announces an intention to adopt, approve, recommend or endorse a Cadence acquisition proposal, (iv) fails to publicly and without qualification (A) recommend against any Cadence acquisition proposal or (B) reaffirm the Cadence board recommendation, in each case within ten (10)

business days (or such fewer number of days as remains prior to the Cadence special meeting) after a Cadence acquisition proposal is made public or any request by the Huntington Parties to do so, or (v) materially breaches its obligations related to the Cadence shareholder approval or Cadence acquisition proposals; or
•
by Cadence, prior to such time as the requisite Huntington vote is obtained, if Huntington or the Huntington board of directors (i) withholds, withdraws, modifies or qualifies in a manner adverse to Cadence the Huntington board recommendation (as defined in the section entitled “The Merger Agreement—Shareholder Meetings and Recommendation of Huntington’s and Cadence’s Board of Directors”), (ii) fails to make the Huntington board recommendation in this joint proxy statement/prospectus, (iii) adopts, approves, recommends or endorses a Huntington acquisition proposal (as defined in the section entitled “The Merger Agreement—Agreement Not to Solicit Other Offers”) or publicly announces an intention to adopt, approve, recommend, or endorse a Huntington acquisition proposal, (iv) fails to publicly and without qualification (A) recommend against any Huntington acquisition proposal or (B) reaffirm the Huntington board recommendation, in each case within ten (10) business days (or such fewer number of days as remains prior to the Huntington special meeting) after a Huntington acquisition proposal is made public or any request by Cadence to do so, or (v) materially breaches its obligations related to the Huntington shareholder approval.

Termination Fee (page 119)
If the merger agreement is terminated by either the Huntington Parties or Cadence under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the Huntington board recommendation or the Cadence board recommendation, Cadence or Huntington may be required to pay a termination fee to the other party equal to $296 million.
Accounting Treatment (page 98)
The merger will be accounted for as an acquisition of Cadence by Huntington under the acquisition method of accounting in accordance with generally accepted accounting principles (“GAAP”).
The Rights of Holders of Cadence Common Stock Will Change as a Result of the Merger (page 145)
The rights of holders of Cadence common stock are governed by Mississippi law and by the articles of incorporation and bylaws of Cadence. In the merger, holders of Cadence common stock will become holders of Huntington common stock, and their rights will be governed by Maryland law and the charter of Huntington and the bylaws of Huntington. Holders of Cadence common stock will have different rights once they become holders of Huntington common stock due to differences between the Cadence governing documents and Mississippi law, on the one hand, and the Huntington governing documents and Maryland law, on the other hand. These differences are described in more detail under the section entitled “Comparison of Shareholders’ Rights” beginning on page 145.
Listing of Huntington Common Stock and New Huntington Depositary Shares; Delisting and Deregistration of Cadence Common Stock and Cadence Preferred Stock (page 100)
The shares of Huntington common stock are, and new Huntington depositary shares representing one one-thousandth (1/1000th) of a share of new Huntington preferred stock to be issued in the merger are expected to be, listed for trading on the NASDAQ. Following the merger, shares of Huntington common stock will continue to be listed on the NASDAQ. In addition, following the merger, Cadence common stock and Cadence series A preferred stock will be delisted from the NYSE and deregistered under the Exchange Act.
The Huntington Special Meeting (page 40)
The Huntington special meeting will be held virtually on January 6, 2026 at www.virtualshareholdermeeting.com/HBAN2026SM at 11:00 a.m., Eastern Time. At the Huntington special meeting, holders of Huntington common stock will be asked to consider and vote on the following matters:
•	the Huntington share issuance proposal; and
•	the Huntington adjournment proposal.

You may vote at the Huntington special meeting if you owned shares of Huntington common stock at the close of business on November 28, 2025. On that date, there were 1,574,803,152 shares of Huntington common stock outstanding, approximately seventy-seven hundredths of one percent (0.77%) of which were owned and entitled to be voted by Huntington directors and executive officers and their affiliates. We currently expect that Huntington’s directors and executive officers will vote their shares in favor of the Huntington share issuance proposal and the Huntington adjournment proposal to be considered at the Huntington special meeting, although none of them has entered into any agreements obligating them to do so.
The Huntington share issuance proposal will be approved if a majority of the votes cast by holders of Huntington common stock at the Huntington special meeting are voted in favor of such proposal. The Huntington adjournment proposal will be approved if a majority of the votes cast on the Huntington adjournment proposal by the holders of Huntington common stock entitled to vote are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Huntington special meeting via the Huntington special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Huntington share issuance proposal, you will not be deemed to have cast a vote with respect to the Huntington share issuance proposal and it will have no effect on the Huntington share issuance proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Huntington special meeting via the Huntington special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Huntington adjournment proposal, you will not be deemed to have cast a vote with respect to the Huntington adjournment proposal and it will have no effect on the Huntington adjournment proposal.
The Cadence Special Meeting (page 46)
The Cadence special meeting will be held virtually on January 6, 2026 at www.meetnow.global/MDSTX6J, at 9:00 a.m., Central Time. At the Cadence special meeting, holders of Cadence common stock will be asked to consider and vote on the following matters:
•	the Cadence merger proposal;
•	the Cadence compensation proposal; and
•	the Cadence adjournment proposal.
You may vote at the Cadence special meeting if you owned shares of Cadence common stock at the close of business at the close of business on November 28, 2025. On that date, there were 186,307,016 shares of Cadence common stock outstanding, approximately seventy-two hundredths of one percent (0.72%) of which were owned and entitled to be voted by Cadence directors and executive officers and their affiliates. Cadence currently expects that Cadence’s directors and executive officers will vote their shares in favor of the merger and the other proposals to be considered at the Cadence special meeting, although none of them has entered into any agreements obligating them to do so.
The Cadence merger proposal will be approved if the holders of a majority of the outstanding shares of Cadence common stock entitled to vote at the Cadence special meeting vote in favor of such proposal. Each of the Cadence compensation proposal and the Cadence adjournment proposal will be approved if a majority of the votes cast by the holders of Cadence common stock entitled to vote on such proposal are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Cadence special meeting via the Cadence special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Cadence merger proposal, it will have the same effect as a vote “AGAINST” the Cadence merger proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Cadence special meeting via the Cadence special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Cadence compensation proposal or the Cadence adjournment proposal, you will not be deemed to have cast a vote with respect to Cadence compensation proposal or the Cadence adjournment proposal and it will have no effect on such proposals.
Risk Factors (page 34)
In evaluating the merger agreement and the merger, including the issuance of shares of Huntington common stock in the merger, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 34.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information and notes thereto have been prepared in accordance with Article 11 of Regulation S-X in order to give effect to the merger and related transaction accounting adjustments (pro forma adjustments) described in the accompanying notes.
On October 26, 2025, Huntington entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Huntington National Bank (“Huntington National Bank”), Huntington’s wholly owned subsidiary bank, and Cadence Bank (“Cadence”), a regional bank headquartered in Houston, Texas and Tupelo, Mississippi, whereby Cadence will merge with and into Huntington National Bank, with Huntington National Bank as the surviving bank. Under the terms of the Merger Agreement, Huntington will issue 2.475 shares for each outstanding share of Cadence in a 100% stock transaction. Holders of Cadence common stock will receive cash in lieu of fractional shares. In addition, each outstanding share of 5.50% Series A Non-Cumulative Perpetual Preferred Stock of Cadence (“Cadence preferred stock”) will be converted into the right to receive 1 depositary share representing 1/1000 of a share of a newly created series of preferred stock of Huntington having such powers, preferences or special rights that are not materially less favorable to the holders thereof than the powers, preferences or special rights of the Cadence preferred stock.
The accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2025 combines the historical consolidated balance sheets of Huntington and Cadence, giving effect to the merger as if it had been completed on September 30, 2025. The accompanying unaudited pro forma condensed combined income statements for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 combine the historical consolidated income statements of Huntington and Cadence, giving effect to the merger as if it had been completed on January 1, 2024.
The historical consolidated financial statements of Huntington and Cadence have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to the pro forma events that are necessary to account for the merger in accordance with U.S. GAAP. The unaudited pro forma adjustments are based on information and certain assumptions that Huntington believes are reasonable. The following unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies. Certain reclassifications have also been made to align Cadence’s historical financial statement presentation to Huntington’s.
The following unaudited pro forma condensed combined financial information and related accompanying notes should be read in conjunction with (i) the separate historical unaudited consolidated financial statements of Huntington as of and for the nine-month period ended September 30, 2025, and the related notes, included in Huntington’s Quarterly Report on Form 10-Q for the period ended September 30, 2025, (ii) the separate historical unaudited consolidated financial statements of Cadence as of and for the nine-month period ended September 30, 2025, and the related notes, included in Cadence’s Quarterly Report on Form 10-Q for the period ended September 30, 2025, (iii) the separate historical audited consolidated financial statements of Huntington as of and for the year ended December 31, 2024, and the related notes, included in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2024, and (iv) the separate historical audited consolidated financial statements of Cadence as of and for the year ended December 31, 2024, and the related notes, included in Cadence’s Annual Report on Form 10-K for the year ended December 31, 2024, each of which has been furnished to the SEC as exhibits to Huntington’s Current Report on Form 8-K filed with the SEC on December 1, 2025, and is incorporated by reference herein.
The unaudited pro forma condensed combined financial information is provided for illustrative information purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future.
The merger is being accounted for as a business combination using the acquisition method, with Huntington as the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). Under this method of accounting, the aggregate purchase consideration will be allocated to Cadence’s assets acquired and liabilities assumed based upon their estimated fair values at the date of completion of the merger. The process of valuing the net assets of Cadence immediately prior to the merger, as well as evaluating accounting policies for conformity, is preliminary. Any differences between the estimated fair value of the purchase consideration and the estimated fair value of the assets acquired and liabilities assumed will be recorded as goodwill.
The unaudited pro forma condensed combined financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies, severance and retention expenses, asset dispositions, and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.
As of the date of this joint proxy statement/prospectus, Huntington has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the Cadence assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain assets and liabilities of Cadence are presented at their respective carrying amounts and should be treated as preliminary values. A final determination of the fair value of Cadence’s assets and liabilities will be based on Cadence’s actual assets and liabilities as of the closing date of the merger and, therefore, cannot be made prior to the completion of the merger. In addition, the value of the merger consideration to be paid by Huntington in shares of Huntington common stock upon the completion of the merger will be determined based on the closing price of Huntington common stock on the closing date and the number of issued and outstanding shares of Cadence common stock immediately prior to the closing. Actual adjustments may differ from the amounts reflected in the unaudited pro forma condensed combined financial information, and the differences may be material.
Further, Huntington has not identified all adjustments necessary to conform Cadence’s accounting policies to Huntington’s accounting policies. Upon completion of the merger, or as more information becomes available, Huntington will perform a more detailed review of Cadence’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined company’s financial information.
As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information. Huntington estimated the fair value of certain Cadence assets and liabilities based on a preliminary valuation analysis, due diligence information, information presented in Cadence’s filings with the Federal Reserve, and other publicly available information. Until the merger is completed, both companies are limited in their ability to share certain information.
Upon completion of the merger, a final determination of the fair value of Cadence’s assets acquired and liabilities assumed will be performed. Any changes in the fair values of the net assets or total purchase consideration as compared with the information shown in the unaudited pro forma condensed combined financial information may change the amount of the total purchase consideration allocated to goodwill and other assets and liabilities and may impact the combined company’s statement of income. The final purchase consideration allocation may be materially different than the preliminary purchase consideration allocation presented in the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of September 30, 2025

			Transaction Accounting Adjustments
(dollars in millions)	Historical Huntington	Historical Cadence	Reclassifications Note 2	Pro forma Adjustments	Note 4	Pro forma Condensed Combined
Assets
Cash and due from banks	$1,696	$840	$—	$(103)	A	$2,433
Interest-bearing deposits with banks	11,536	1,049	—	—		12,585
Trading account securities	81	—	—	—		81
Available-for-sale securities	26,085	9,616	—	—		35,701
Held-to-maturity securities	15,597	—	—	—		15,597
Other securities	870	—	271	—		1,141
Loans held for sale	823	262	—	—		1,085
Loans and Leases	137,956	36,802	—	(1,308)	B	173,450
Allowance for loan and lease losses	(2,374)	(496)	—	(78)	C	(2,948)
Net loans and leases	135,582	36,306	—	(1,386)		170,502
Bank-owned life insurance	2,810	769	—	—		3,579
Accrued income and other receivables	1,819	—	301	—		2,120
Premises and equipment	1,112	855	(243)	20	D	1,744
Goodwill	5,547	1,516	—	2,009	E	9,072
Servicing rights and other intangible assets	644	149	120	651	F	1,564
Other assets	6,026	1,920	(449)	191	G	7,688
Total Assets	$210,228	$53,282	$—	$1,382		$264,892

Liabilities and Shareholders’ Equity
Liabilities
Deposits:
Demand deposits - noninterest-bearing	$28,596	$9,037	$—	$—		$37,633
Interest-bearing	136,616	34,884	—	7	H	171,507
Total deposits	165,212	43,921	—	7		209,140
Short-term borrowings	252	955	—	—		1,207
Long-term debt	17,315	1,331	—	2	I	18,648
Other liabilities	5,163	992	—	—		6,155
Total Liabilities	187,942	47,199	—	9		235,150

Shareholders’ Equity
Preferred stock	2,731	167	—	(16)	J	2,882
Common stock	15	466	—	(462)	J	19
Capital surplus	15,537	2,813	—	4,760	J	23,110
Less treasury shares, at cost	(87)	—	—	—		(87)
Accumulated other comprehensive income (loss)	(2,071)	(494)	—	494	J	(2,071)
Retained earnings	6,123	3,131	—	(3,403)	J	5,851
Total Shareholders’ Equity	22,248	6,083	—	1,373		29,704
Non-controlling interest	38	—	—	—		38
Total Equity	22,286	6,083	—	1,373		29,742
Total Liabilities and Equity	$210,228	$53,282	$—	$1,382		$264,892

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
For the Nine Months Ended September 30, 2025

			Transaction Accounting Adjustments
(dollars in millions, except per share data)	Historical Huntington	Historical Cadence	Reclassifications Note 2	Pro forma Adjustments	Note 5	Pro forma Condensed Combined
Interest and fee income:
Loans and leases	$5,926	$1,668	$—	$320	A	$7,914
Investment securities	1,265	219	—	—		1,484
Other	454	52	7	—		513
Total interest income	7,645	1,939	7	320		9,911
Interest expense:
Deposits	2,462	716	—	(1)	B	3,177
Short-term borrowings	40	29	—	—		69
Long-term debt	744	29	—	—	C	773
Total interest expense	3,246	774	—	(1)		4,019
Net interest income	4,399	1,165	7	321		5,892
Provision for credit losses	340	83	—	—	D	423
Net interest income after provision for credit losses	4,059	1,082	7	321		5,469
Noninterest income:
Payments and cash management revenue	494	38	—	—		532
Wealth and asset management revenue	307	73	—	—		380
Customer deposit and loan fees	283	55	30	—		368
Capital markets and advisory fees	245	—	—	—		245
Mortgage banking income	102	20	—	—		122
Leasing revenue	47	—	—	—		47
Insurance income	59	—	—	—		59
Net gains (losses) on sales of securities	(58)	4	—	—		(54)
Other noninterest income	114	87	(37)	—		164
Total noninterest income	1,593	277	(7)	—		1,863
Noninterest expense:
Personnel costs	2,150	484	(6)	—	E	2,628
Outside data processing and other services	550	94	(31)	—		613
Equipment	201	90	(24)	—		267
Net occupancy	176	—	60	1	F	237
Marketing	91	—	13	—		104
Deposit and other insurance expense	66	27	6	—		99
Professional services	75	—	44	—	E	119
Amortization of intangibles	33	15	—	83	G	131
Lease financing equipment depreciation	10	—	—	—		10
Merger-related expenses	—	22	(22)	—		—
Other noninterest expense	243	120	(40)	—		323
Total noninterest expense	3,595	852	—	84		4,531
Income before income taxes	2,057	507	—	237		2,801
Provision for income taxes	351	109	—	56	H	516
Income after income taxes	1,706	398	—	181		2,285
Income attributable to non-controlling interest	14	—	—	—		14
Net income	1,692	398	—	181		2,271
Dividends on preferred shares	81	10	—	—		91
Net income applicable to common shares	$1,611	$388	$—	$181		$2,180

Basic earnings per common share	$1.11	$2.10				$1.14
Diluted earnings per common share	$1.09	$2.07				$1.12
Weighted average common shares (in thousands)	1,456,979	185,148		273,093	I	1,915,220
Diluted average common shares (in thousands)	1,482,677	187,616		276,734	I	1,947,027

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
For the Year Ended December 31, 2024

			Transaction Accounting Adjustments
(dollars in millions, except per share data)	Historical Huntington	Historical Cadence	Reclassifications Note 2	Pro forma Adjustments	Note 5	Pro forma Condensed Combined
Interest and fee income:
Loans and leases	$7,481	$2,165	$—	$655	A	$10,301
Investment securities	1,790	246	—	—		2,036
Other	650	136	1	—		787
Total interest income	9,921	2,547	1	655		13,124
Interest expense:
Deposits	3,572	957	—	(7)	B	4,522
Short-term borrowings	69	141	—	—		210
Long-term debt	935	13	—	(2)	C	946
Total interest expense	4,576	1,111	—	(9)		5,678
Net interest income	5,345	1,436	1	664		7,446
Provision for credit losses	420	71	—	252	D	743
Net interest income after provision for credit losses	4,925	1,365	1	412		6,703
Noninterest income:
Payments and cash management revenue	620	50	—	—		670
Wealth and asset management revenue	364	95	—	—		459
Customer deposit and loan fees	334	73	38	—		445
Capital markets and advisory fees	327	—	—	—		327
Mortgage banking income	130	17	—	—		147
Leasing revenue	79	—	—	—		79
Insurance income	77	—	—	—		77
Net gains (losses) on sales of securities	(21)	(3)	—	—		(24)
Other noninterest income	130	125	(39)	—		216
Total noninterest income	2,040	357	(1)	—		2,396
Noninterest expense:
Personnel costs	2,701	609	(8)	38	E	3,340
Outside data processing and other services	665	122	(40)	—		747
Equipment	267	114	(31)	—		350
Net occupancy	221	—	78	1	F	300
Marketing	116	—	14	—		130
Deposit and other insurance expense	114	40	8	—		162
Professional services	99	—	26	65	E	190
Amortization of intangibles	47	16	—	129	G	192
Lease financing equipment depreciation	15	—	—	—		15
Other noninterest expense	317	145	(47)	—		415
Total noninterest expense	4,562	1,046	—	233		5,841
Income before income taxes	2,403	676	—	179		3,258
Provision for income taxes	443	152	—	42	H	637
Income after income taxes	1,960	524	—	137		2,621
Income attributable to non-controlling interest	20	—	—	—		20
Net income	1,940	524	—	137		2,601
Dividends on preferred shares	134	10	—	—		144
Impact of preferred stock redemptions and repurchases	5	—	—	—		5
Net income applicable to common shares	$1,801	$514	$—	$137		$2,452

Basic earnings per common share	$1.24	$2.81				$1.29
Diluted earnings per common share	$1.22	$2.77				$1.27
Weighted average common shares (in thousands)	1,451,421	182,682		269,456	I	1,903,559
Diluted average common shares (in thousands)	1,476,442	185,592		273,748	I	1,935,782

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Note 1. Basis of Presentation
The accompanying unaudited pro forma condensed combined financial information and related notes were prepared in accordance with Article 11 of Regulation S-X. As discussed in Note 2, certain reclassifications were made to align Cadence’s historical financial statement presentation with that of Huntington’s. The accounting policies of Cadence are in the process of being reviewed in detail. Upon completion of such review, additional conforming adjustments or financial statement reclassification may be necessary.
The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting, in accordance with ASC 805, with Huntington as the accounting acquirer, using the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and based on historical financial statements. Under ASC 805, assets acquired and liabilities assumed in a business combination are generally recognized and measured at their fair values as of the acquisition date, while transaction costs associated with the business combination are expensed as incurred. The excess of purchase consideration over the estimated fair value assets acquired and liabilities assumed, if any, is allocated to goodwill.
The allocation of the aggregate purchase consideration depends upon certain estimates and assumptions, all of which are preliminary. As of the date of this joint proxy statement/prospectus, Huntington has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the Cadence assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, the value of certain Cadence assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary. A final determination of the fair value of Cadence’s assets and liabilities will be based on Cadence’s actual assets and liabilities as of the merger closing date and, therefore, cannot be made prior to the completion of the merger. The allocation of the aggregate purchase consideration has been made for the purpose of developing the unaudited pro forma condensed combined financial information. The final determination of the fair values of the Cadence assets acquired and liabilities assumed could differ materially from the preliminary aggregate purchase consideration allocation.
The accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2025 combines the historical consolidated balance sheets of Huntington and Cadence, giving effect to the merger as if it had been completed on September 30, 2025. The unaudited pro forma condensed combined income statement for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 combine the historical consolidated income statements of Huntington and Cadence, giving effect to the merger as if it had been completed on January 1, 2024.
The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies, operating efficiencies, or cost savings that may result from the merger, nor any acquisition and integration costs that may be incurred. The pro forma adjustments represent management’s best estimates and are based upon currently available information and certain assumptions that Huntington believes are reasonable under the circumstances.
Note 2. Reclassification Adjustments
During the preparation of the unaudited pro forma condensed combined financial information, Huntington management performed a preliminary analysis of Cadence’s financial information to identify differences in accounting policies and differences in balance sheet and income statement presentation as compared to the presentation of Huntington. At the time of preparing the unaudited pro forma condensed combined financial information, Huntington had not identified all adjustments necessary to conform Cadence’s accounting policies to Huntington’s accounting policies. Huntington had also not identified all adjustments necessary to conform Cadence’s financial statement presentation with that of Huntington’s. The adjustments represent Huntington’s best estimates based upon the information currently available to Huntington and could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information once more detailed information is available.

Note 3. Preliminary Purchase Price Allocation
Estimated preliminary purchase consideration
The merger provides for Cadence common shareholders to receive 2.475 shares of Huntington common stock (the “Exchange Ratio”) for each share of Cadence common stock they hold immediately prior to closing of the merger. The value of the purchase price consideration to be paid by Huntington in shares of common stock upon the consummation of the merger will be determined based on the closing price of Huntington common stock and the number of issued and outstanding shares of Cadence common stock as of the closing date. Actual adjustments may differ from the amounts reflected in the unaudited pro forma condensed combined financial information, and the difference may be material.
The following table summarizes the determination of the preliminary estimated purchase price consideration, along with a sensitivity analysis of the impact a hypothetical 10% change (increase or decrease) in the price per share of Huntington common stock as of October 24, 2025 would have on the preliminary aggregate purchase consideration and its impact on the preliminary goodwill as of the closing date.

(dollars in millions, except per share data, shares in thousands)	October 24, 2025	10% Increase	10% Decrease
Shares of Cadence(a)	186,307	186,307	186,307
Exchange ratio	2.475	2.475	2.475
Huntington shares to be issued	461,110	461,110	461,110
Price per share of Huntington common stock(b)	$16.07	$17.68	$14.46
Estimated consideration for common stock	$7,410	$8,152	$6,668
Estimated consideration for equity awards	183	202	165
Estimated preferred stock fair value adjustment	(16)	(16)	(16)
Estimated fair value of preliminary purchase price consideration	$7,577	$8,338	$6,817
Preliminary goodwill	$3,525	$4,286	$2,765

a.	As of October 24, 2025.
b.	Based on the closing price of Huntington common stock on October 24, 2025.
Preliminary purchase consideration allocation
The assumed accounting for the merger, including the preliminary purchase price consideration, is based on provisional amounts, as the associated purchase accounting will not be finalized until after the merger has occurred. The preliminary allocation of the purchase price to the assets acquired and liabilities assumed was based upon preliminary estimates of fair value. The final determination of the estimated fair values, the assets’ useful lives, and the amortization methods are dependent upon certain valuations and other analyses that have not yet been completed. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. The unaudited pro forma adjustments are based upon available information and certain assumptions that Huntington believes are reasonable under the circumstances. The purchase price adjustments relating to the unaudited pro forma condensed combined financial information are preliminary and subject to change as additional information becomes available and as additional analyses are performed.

The following table summarizes the allocation of the preliminary purchase consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of Cadence as if the merger had been completed on September 30, 2025, with the excess recorded to goodwill.

(dollars in millions)
Cadence Net Assets at Fair Value
Assets acquired:
Cash and due from banks and interest-bearing deposits with banks	$1,889
Investment and other securities	9,887
Loans held for sale	262
Net loans and leases	35,172
Core deposit and other intangible assets	800
Other assets	3,401
Total assets acquired	51,411
Liabilities and equity assumed:
Deposits	43,928
Short-term borrowings	955
Long-term debt	1,333
Other liabilities	992
Total liabilities assumed	47,208
Preferred stock	151
Total liabilities and equity assumed	47,359
Preliminary fair value of net assets acquired	4,052
Preliminary goodwill	3,525
Estimated preliminary purchase price consideration	$7,577

Note 4. Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheets
The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined balance sheet as of September 30, 2025. All adjustments are based on preliminary assumptions and valuations, which are subject to change as further analysis is performed and additional information becomes available.
All taxable adjustments were calculated using a blended 23.6% statutory tax rate, to arrive at deferred tax asset or liability adjustments. The total effective tax rate of the combined company following the merger could be significantly different depending on the post-acquisition geographical mix of income and other factors. Because the tax rate used for the unaudited pro forma condensed combined financial information is an estimate, the actual rate in periods following the completion of the merger could differ by a material amount.
A. Adjustment to cash and cash equivalents to recognize estimated costs directly attributable to the merger, including legal and advisory fees and change in control costs associated with the transaction.
B. Adjustment to loans and leases to reflect estimated fair value adjustments, which include lifetime credit loss expectations for loans and leases, current interest rates, and liquidity. The adjustment includes the following:

(dollars in millions)	September 30, 2025
Estimate of lifetime credit losses on acquired loans and leases	$(574)
Estimate of fair value related to current interest rates and liquidity	(1,056)
Net fair value pro forma adjustments	(1,630)
Gross up of Purchase Credit Deteriorated (“PCD”) loans and leases for credit mark	322
Cumulative pro forma adjustments to loans and leases	$(1,308)

C. Adjustment to the allowance for loan and lease losses includes the following:

(dollars in millions)	September 30, 2025
Reversal of historical Cadence allowance for loan and lease losses	$496
Estimate of lifetime credit losses for PCD loans and leases	(322)
Estimate of lifetime credit losses for non-PCD loans and leases	(252)
Net change in allowance for loan and lease losses	$(78)

D. Adjustment to property and equipment to reflect the estimated fair value of acquired premises and equipment.
E. Eliminate historical Cadence goodwill of $1.5 billion at the closing date and record estimated goodwill associated with the merger of $3.5 billion.
F. Eliminate historical Cadence core deposit and other intangible assets of $149 million and record an estimated core deposit intangible asset of $800 million related to the merger.
G. Adjustment to deferred taxes associated with the estimated pro forma transaction accounting adjustments. Adjustment also includes a $2 million write-down of Cadence pension plan assets.
H. Adjustment to deposits to reflect the estimated fair value of interest-bearing time deposits.
I. Adjustment to long-term debt to reflect the estimated fair value of Cadence long-term debt.
J. Adjustments to shareholders’ equity consisting of the following:

(dollars in millions)	Preferred Stock	Common Stock	Capital Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings
Elimination of Cadence historical equity balances	$(167)	$(466)	$(2,813)	$494	$(3,131)
Issuance of shares of Huntington common stock		4	7,573
Issuance of shares of Huntington preferred stock	151
Establishment of allowance for loans and leases for non-PCD loans, net of tax					(193)
Merger-related transaction fees and expenses, net of tax					(79)
Net equity-related pro forma transaction accounting adjustments	$(16)	$(462)	$4,760	$494	$(3,403)

Note 5. Pro Forma Adjustments to the Unaudited Condensed Combined Income Statements
The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined income statements for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 to give effect as if the merger had been completed on January 1, 2024. All adjustments are based on preliminary assumptions and valuations, which are subject to change as further analysis is performed and additional information becomes available.
A. Net adjustments to interest income of $320 million and $655 million for the nine-month period ended September 30, 2025 and the year ended December 31, 2024, respectively, to eliminate Cadence accretion of discounts on previously acquired loans and leases and recognize the estimated accretion of the net discount on acquired loans and leases. Pro forma accretion is being recognized over a weighted average period of approximately 2 years for commercial loans and 4 years for consumer loans.
B. Net adjustment to reduce interest expense on deposits of $1 million and $7 million for the nine-month period ended September 30, 2025 and year ended December 31, 2024, respectively, to eliminate Cadence amortization of the deposit discount and recognize the estimated amortization of the deposit premium on acquired interest-bearing deposits. Pro forma amortization is based on use of straight-line methodology over an estimated life of one year.
C. Net adjustment to reduce interest expense on long-term debt of $2 million for the year ended December 31, 2024 associated with recognizing the estimated amortization of the premium on acquired long-term debt. Pro forma amortization is based on use of straight-line methodology over an estimated life of one year.
D. Adjustment to recognize provision expense of $252 million for the year ended December 31, 2024 associated with establishing an allowance for credit losses on Cadence’s non-PCD loans following completion of the merger.
E. Adjustment to reflect estimated transaction costs of $103 million directly attributable to the merger, including change in control costs included in personnel costs and legal and advisory fees included in professional services.
F. Adjustment to occupancy expense of $1 million for both the nine-month period ended September 30, 2025 and the year ended December 31, 2024 to reflect an increase of depreciation expense associated with recognizing acquired property at estimated fair value and using straight-line methodology over an average life of the depreciable assets of approximately 30 years.
G. Net adjustments to intangible amortization of $83 million and $129 million for the nine-month period ended September 30, 2025 and the year ended December 31, 2024, respectively, to eliminate Cadence historical amortization on core deposit and other intangible assets and record estimated amortization of acquired core deposit intangible assets related to the merger. Core deposit intangibles will be amortized using the sum-of-the-years-digits method over 10 years.

			Amortization Expense
(dollars in millions)	Estimated Fair Value	Estimated Useful Life (years)	Year ended December 31, 2024	Nine-month period ended September 30, 2025
Core deposit intangible	$800	10	$145	$98
Cadence historical amortization expense			(16)	(15)
Pro forma net adjustment to amortization expense			$129	$83

Estimated amortization for the next five years:
Remainder of 2025	$33
2026	116
2027	102
2028	87
2029	73

H. Adjustment to income tax expense to record the income tax effects of pro forma adjustments at the estimated combined statutory federal and state rate at 23.6%. The total effective tax rate of the combined company following the merger could be significantly different depending on the post-acquisition geographical mix of income and other factors. Because the tax rate used for the unaudited pro forma condensed combined financial information is an estimate, the actual rate in periods following the completion of the merger could differ by a material amount.
I. Adjustments to weighted-average shares of Huntington common stock outstanding to eliminate weighted-average shares of Cadence common stock outstanding and record shares of Huntington common stock outstanding, calculated using an exchange ratio of 2.475 per share for all shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington and Cadence, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.
Huntington and Cadence caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Huntington’s and Cadence’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors, in addition to the factors relating to the merger discussed under the caption “Risk Factors” beginning on page 34 and the factors previously disclosed in Huntington’s reports filed with the SEC and Cadence’s reports filed with the Federal Reserve and available at https://ir.cadencebank.com/fdic-federal-reserve-filings, which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance:
•	changes in general economic, political, regulatory or industry conditions;
•
deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets;

•	changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs;
•	the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition;
•
the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as Federal Deposit Insurance Corporation (the “FDIC”) special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital;

•	unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss;
•	changing interest rates which could negatively impact the value of our portfolio of investment securities;
•	the loss of value of our investment portfolio which could negatively impact market perceptions of us and could lead to deposit withdrawals;
•	the effects of social media on market perceptions of us and banks generally;
•	cybersecurity risks;
•	uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve;
•	volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates;
•	competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services, including those implementing

Huntington’s “Fair Play” banking philosophy; introduction of new competitive products, such as stablecoins, and new competitors such as financial technology companies and other “nontraditional” bank competitors; changes in policies and standards for regulatory review of bank mergers;
•
the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the SEC, the OCC, the Federal Reserve, FDIC, the Consumer Financial Protection Bureau and state-level regulators;

•
the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and Cadence; the outcome of any legal proceedings that may be instituted against Huntington or Cadence; delays in completing the proposed transaction involving Huntington and Cadence;

•
the failure to obtain necessary regulatory approvals for the transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect Huntington following the merger or the expected benefits of the transaction);

•	the failure to obtain Huntington shareholder approval or Cadence shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all;
•
the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and Cadence do business;

•	the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•	the ability of Huntington and Cadence to meet expectations regarding the timing, completion and accounting and tax treatment of the transaction;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction;
•	the ability to complete the transaction and integration of Huntington and Cadence successfully;
•	the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and
•	other factors that may affect the future results of Huntington and Cadence.
Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2025, each of which is on file with the SEC and available on the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Investor Relations” and in other documents Huntington files with the SEC, and in Cadence’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2025, each of which is on file with the Federal Reserve and available on Cadence’s investor relations website, ir.cadencebank.com, under the heading “Public Filings” and in other documents Cadence files with the Federal Reserve, and as Exhibits 99.1 through 99.4 of the Current Report on Form 8-K filed by Huntington with the SEC on December 1, 2025.
All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor Cadence assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Huntington or Cadence updates one or more forward-looking statements, no inference should be drawn that Huntington or Cadence will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Huntington has filed with the SEC and that Cadence has filed with the Federal Reserve, which have been furnished by Huntington to the SEC, as described under “Where You Can Find More Information” beginning on page 162.
Huntington and Cadence expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS
An investment by Cadence’s shareholders in Huntington common stock as a result of the exchange of shares of Huntington common stock for shares of Cadence common stock in the merger involves certain risks. Similarly, a decision on the part of Huntington shareholders to approve the issuance of Huntington common stock in connection with the merger also involves risks for the Huntington shareholders, who will continue to hold their shares of Huntington common stock after the merger. Certain material risks and uncertainties connected with the merger agreement and transactions contemplated thereby, including the merger, and ownership of Huntington common stock are discussed below. In addition, Huntington and Cadence discuss certain other material risks connected with the ownership of Huntington common stock and with Huntington’s business, and with the ownership of Cadence common stock and Cadence’s business, respectively, under the caption “Risk Factors” appearing in their Annual Reports on Form 10-K most recently filed by Huntington with the SEC and by Cadence with the Federal Reserve, and may include additional or updated disclosures of such material risks in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that Huntington has filed with the SEC and that Cadence has filed with the Federal Reserve or may file with the SEC or Federal Reserve, as applicable, after the date of this joint proxy statement/prospectus, each of which reports is or will be incorporated by reference in this joint proxy statement/prospectus. The aforementioned filings of Cadence with the Federal Reserve have been furnished to the SEC as exhibits to Huntington's Current Report on Form 8-K filed with the SEC on December 1, 2025.
Holders of Cadence common stock and holders of Huntington common stock should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference in this joint proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may be entitled to vote at the Cadence special meeting or the Huntington special meeting described herein. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference may adversely affect the value of Huntington common stock that you, as an existing Huntington shareholder, currently hold or that you, as an existing holder of Cadence common stock, will hold upon consummation of the merger, and could result in a significant decline in the value of Huntington common stock and cause the current holders of Huntington common stock and/or the holders of Cadence common stock to lose all or part of the value of their respective investments in Huntington common stock.
Because the market price of Huntington common stock will fluctuate, holders of Cadence common stock cannot be certain of the market value of the merger consideration they will receive.
In the merger, each share of Cadence common stock issued and outstanding immediately prior to the effective time (other than certain shares held by Huntington or Cadence) will be converted into 2.475 shares of Huntington common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either Huntington common stock or Cadence common stock. Changes in the price of Huntington common stock prior to the merger will affect the market value that holders of Cadence common stock will receive in the merger. Neither Huntington nor Cadence is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of Huntington common stock or Cadence common stock.
Stock price changes may result from a variety of factors, including general market and economic conditions, impacts and disruptions resulting from changes in Huntington’s or Cadence’s businesses, operations and prospects and regulatory considerations, many of which factors are beyond Huntington’s or Cadence’s control. Therefore, at the time of the Huntington special meeting and the Cadence special meeting, holders of Huntington common stock and holders of Cadence common stock will not know the market value of the consideration to be received by holders of Cadence common stock at the effective time. You should obtain current market quotations for shares of Huntington common stock and for shares of Cadence common stock.
The market price of Huntington common stock after the merger may be affected by factors different from those affecting the shares of Cadence common stock or Huntington common stock currently.
In the merger, holders of Cadence common stock will become holders of Huntington common stock. Huntington’s business differs from that of Cadence. Accordingly, the results of operations of Huntington and the market price of Huntington common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Huntington and Cadence.

For a discussion of the businesses of Huntington and Cadence and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 162.
The Huntington Parties and Cadence are expected to incur substantial costs related to the merger and integration. If the merger is not completed, Huntington and Cadence will have incurred substantial expenses without realizing the expected benefits of the merger.
The Huntington Parties and Cadence have incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement. These costs include legal, financial advisory, accounting, consulting and other advisory fees, public company filing fees and other regulatory fees and financial printing and other related costs. Some of these costs are payable by either the Huntington Parties or Cadence regardless of whether or not the merger is completed. If the merger is not completed, the Huntington Parties and Cadence would have to recognize these expenses without realizing the expected benefits of the merger.
Following the consummation of the merger, Huntington is expected to incur substantial costs in connection with the related integration. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While Cadence and the Huntington Parties have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in Huntington taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present.
Combining the Huntington Parties and Cadence may be more difficult, costly or time-consuming than expected and the Huntington Parties and Cadence may fail to realize the anticipated benefits of the merger.
The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of the Huntington Parties and Cadence. To realize the anticipated benefits and cost savings from the merger, Huntington and Cadence must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized. If the Huntington Parties and Cadence are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings and anticipated benefits of the merger could be less than anticipated, and integration may result in additional unforeseen expenses.
The Huntington Parties and Cadence have operated and, until the completion of the merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on the Huntington Parties and Cadence during this transition period and for an undetermined period after completion of the merger on Huntington.
The future results of Huntington following the merger may suffer if Huntington does not effectively manage its expanded operations.
Following the merger, the size of the business of Huntington will increase significantly beyond the current size of either the Huntington Parties’ or Cadence’s business. Following the merger, Huntington’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. Huntington may also become subject to higher regulatory and supervisory standards from governmental authorities as a result of the significant increase in the size of its business after the consummation of the merger, which will cause Huntington to become subject to the standards applicable to Category III banking organizations under the Federal Reserve’s Regulation YY, following the applicable transition period. There can be no assurances that Huntington will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the merger.
Huntington may be unable to retain Huntington, Huntington National Bank or Cadence personnel successfully while the merger is pending or after the merger is completed.
The success of the merger will depend in part on Huntington’s ability to retain the talents and dedication of key employees currently employed by the Huntington Parties and Cadence. It is possible that these employees may decide not to remain with the Huntington Parties or Cadence, as applicable, while the merger is pending or with Huntington after the merger is consummated. If the Huntington Parties and Cadence are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, the Huntington Parties and Cadence could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, if key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, Huntington’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Huntington National Bank and Cadence to hiring suitable replacements, all of which may cause Huntington’s business to suffer. In addition, the Huntington Parties and Cadence may not be able to locate or retain suitable replacements for any key employees who leave any of the companies. For more information, see the section entitled “The Merger—Governance of Huntington After the Merger” beginning on page 97.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on Huntington following the merger.
Before the merger may be completed, various approvals, consents and non-objections must be obtained from the OCC and other regulatory authorities. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals” beginning on page 98. These approvals could be delayed or not obtained at all, including due to any or all of the following: an adverse development in either party’s regulatory standing, or any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment.
The approvals that are granted may impose terms and conditions, limitations, obligations or costs, require branch divestitures, or place restrictions on the conduct of Huntington’s business following the merger or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions or that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of Huntington following the merger or will otherwise reduce the anticipated benefits of the merger. In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any governmental entity of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.
Despite the parties’ commitments to use their reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the merger agreement, neither Huntington, Cadence nor their respective subsidiaries is required under the terms of the merger agreement to take any action, or commit to take any action, or agree to any condition or restriction in connection with obtaining these approvals, that would reasonably be likely to have a material adverse effect on the combined bank and its subsidiaries, taken as a whole, after giving effect to the merger. See the section entitled “The Merger—Regulatory Approvals” beginning on page 98.
The unaudited pro forma combined financial information included in this joint proxy statement/prospectus is preliminary and the actual financial condition and results of operations of Huntington after the merger may differ materially.
The unaudited pro forma combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Huntington’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Cadence identifiable assets acquired and liabilities assumed at fair value, and to record the resulting goodwill recognized. The fair value estimates reflected in this joint proxy statement/prospectus are preliminary, and final amounts will be based upon the actual consideration paid and the fair value of the assets and liabilities of Cadence as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 21.
Certain of Cadence’s directors and executive officers have interests in the merger that may differ from, or be in addition to, the interests of holders of Cadence common stock generally.
Holders of Cadence common stock should be aware that some of Cadence’s directors and executive officers have interests in the merger that are different from, or in addition to, those of holders of Cadence common stock generally. These interests and arrangements may create potential conflicts of interest. The Cadence board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that shareholders vote to approve the merger agreement, the Cadence compensation proposal and the Cadence adjournment proposal. For a more complete description of these interests, please see the section entitled “The Merger—Interests of Cadence’s Directors and Executive Officers in the Merger” beginning on page 91.
Termination of the merger agreement could negatively affect the Huntington Parties or Cadence.
If the merger is not completed for any reason, including as a result of Huntington shareholders failing to approve the Huntington share issuance proposal or Cadence shareholders failing to approve the Cadence merger proposal, there may be various adverse consequences and the Huntington Parties and/or Cadence may experience negative reactions from the financial markets and from their respective customers and employees. For example, the Huntington Parties’ or Cadence’s businesses may have been affected adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Huntington’s or Cadence’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, either the Huntington Parties or Cadence may be required to pay a termination fee of $296 million to the other party.
Additionally, the Huntington Parties and Cadence have incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, including legal, accounting and financial advisory costs, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, the Huntington Parties and Cadence would have to pay these expenses without realizing the expected benefits of the merger.
Cadence will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Cadence. These uncertainties may impair Cadence’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Cadence to seek to change existing business relationships with Cadence. In addition, subject to certain exceptions, Cadence has agreed to operate its business in the ordinary course prior to closing, and not to take certain actions, which could cause Cadence to be unable to pursue other beneficial opportunities that may arise prior to the completion of the merger. See the section entitled “The Merger Agreement—Covenants and Agreements” beginning on page 107 for a description of the restrictive covenants applicable to Huntington and Cadence.
The shares of Huntington common stock to be received by holders of Cadence common stock as a result of the merger will have different rights from the shares of Cadence common stock.
In the merger, holders of Cadence common stock will become holders of Huntington common stock and their rights as shareholders will be governed by Maryland law and the governing documents of Huntington. The rights associated with Huntington common stock are different from the rights associated with Cadence common stock. See the section entitled “Comparison of Shareholders’ Rights” beginning on page 145 for a discussion of the different rights associated with Huntington common stock.
Holders of Huntington common stock and Cadence common stock will have a reduced ownership and voting interest in Huntington after the merger and will exercise less influence over management.
Holders of Huntington common stock and Cadence common stock currently have the right to vote in the election of the board of directors and on other matters affecting Huntington and Cadence, respectively. When the merger is completed, each holder of Cadence common stock who receives shares of Huntington common stock will become a holder of Huntington common stock, with a percentage ownership of Huntington that is smaller than the holder’s percentage ownership of Cadence. Based on the number of shares of Huntington and Cadence common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of Huntington common stock expected to be issued in the merger, the former holders of Cadence common stock, as a group, are estimated to own approximately twenty-three percent (23%) of the fully diluted shares of Huntington immediately after the merger and current holders of Huntington common stock as a group are estimated to own approximately seventy-seven percent (77%) of the fully diluted shares of Huntington immediately after the merger. Because of this, holders of Cadence common stock may have less influence on the management and policies of Huntington than they now have on the management and policies of Cadence, and holders of Huntington common stock may have less influence on the management and policies of Huntington than they now have on the management and policies of Huntington.
Issuance of shares of Huntington common stock in connection with the merger may adversely affect the market price of Huntington common stock.
In connection with the payment of the merger consideration, Huntington expects to issue approximately 461 million shares of Huntington common stock to Cadence shareholders. The issuance of these new shares of Huntington common stock may result in fluctuations in the market price of Huntington common stock, including a stock price decrease.
Holders of Huntington common stock and holders of Cadence common stock will not have appraisal rights or dissenters’ rights in the merger.
Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.
Under Section 3-202 of the MGCL, the holders of Huntington common stock will not be entitled to appraisal or dissenters’ rights in connection with the merger.
Under Section 79-4-13.02(b)(2)(i) of the MBCA, the holders of Cadence common stock will not be entitled to appraisal or dissenters’ rights in connection with the merger if, on the record date for the Cadence special meeting, Cadence’s shares are listed on a national securities exchange. Cadence common stock is currently listed on the NYSE, a national securities exchange, and is expected to continue to be so listed on the record date for the Cadence special meeting. Accordingly, the holders of Cadence common stock are not entitled to any appraisal or dissenters’ rights in connection with the merger.
The merger agreement limits Cadence’s ability to pursue alternatives to the merger and may discourage other companies from trying to acquire Huntington or Cadence.
The merger agreement contains “no shop” covenants that restrict Cadence’s ability to, directly or indirectly, initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to, engage or participate in any negotiations with any person concerning, provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any acquisition proposal, subject to certain exceptions, or, during the term of the merger agreement, approve or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement relating to any acquisition proposal.

The merger agreement further provides that, during the twelve (12)-month period following the termination of the merger agreement under specified circumstances, including the entry into a definitive agreement or consummation of a transaction with respect to an alternative acquisition proposal, the Huntington Parties or Cadence may be required to pay to the other party a cash termination fee equal to $296 million. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 119.
These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of the Huntington Parties or Cadence from considering or proposing that acquisition.
The merger agreement subjects the Huntington Parties and Cadence to certain restrictions on their respective business activities prior to the effective time.
The merger agreement subjects the Huntington Parties and Cadence to certain restrictions on their respective business activities prior to the effective time. Subject to certain specified exceptions, the merger agreement obligates Cadence to, and to cause each of its subsidiaries to, conduct its business in the ordinary course in all material respects and use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships. These restrictions could prevent the Huntington Parties and Cadence from pursuing certain business opportunities that arise prior to the effective time. See the section entitled “The Merger Agreement—Covenants and Agreements—Conduct of Businesses Prior to the Completion of the Merger” beginning on page 107.
The opinions of Huntington’s and Cadence’s financial advisors delivered to the parties’ respective boards of directors prior to the signing of the merger agreement will not reflect changes in circumstances occurring after the date of such opinions.
Each of the opinions of Huntington’s and Cadence’s financial advisors was delivered on, and dated, October 26, 2025. Changes in the operations and prospects of Huntington and Cadence, general market and economic conditions and other factors which may be beyond the control of Huntington and Cadence may have altered the value of Huntington or Cadence or the prices of shares of Huntington common stock and shares of Cadence common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the dates of those opinions. See the section entitled “The Merger—Opinion of Huntington’s Financial Advisor” beginning on page 65 and the section entitled “The Merger—Opinion of Cadence’s Financial Advisor” beginning on page 75.
Risks Relating to Huntington’s Business
You should read and consider risk factors specific to Huntington’s business that will also affect Huntington after the merger. These risks are described in the sections entitled “Risk Factors” in Huntington’s Annual Report on Form 10-K most recently filed with the SEC and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 162 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.
Risks Relating to Cadence’s Business
You should read and consider risk factors specific to Cadence’s business that will also affect Huntington after the merger. These risks are described in the sections entitled “Risk Factors” in Cadence’s Annual Report on Form 10-K most recently filed with the Federal Reserve and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 162 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE HUNTINGTON SPECIAL MEETING
This section contains information for holders of Huntington common stock about the special meeting that Huntington has called to allow holders of Huntington common stock to consider and vote on the merger agreement and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of holders of Huntington common stock and a form of proxy card that the Huntington board of directors is soliciting for exercise by the holders of Huntington common stock at the special meeting and at any postponements or adjournments of the special meeting.
Date, Time and Place of the Meeting
The Huntington special meeting will be held virtually via the Internet on January 6, 2026 at 11:00 a.m., Eastern Time. The Huntington special meeting will be held solely via live webcast and there will not be a physical meeting location.
Only Huntington shareholders as of the close of business on the record date are entitled to receive notice of, and vote at, the Huntington special meeting or any postponements or adjournment thereof. Huntington shareholders will be able to attend the Huntington special meeting via the Huntington special meeting website or by proxy, submit questions and vote their shares electronically during the meeting by visiting the Huntington special meeting website at www.virtualshareholdermeeting.com/HBAN2026SM. Huntington shareholders will need the control number found on their proxy card or voting instruction form in order to access the Huntington special meeting website.
Matters to Be Considered
At the Huntington special meeting, holders of Huntington common stock will be asked to consider and vote on the following proposals:
•	the Huntington share issuance proposal; and
•	the Huntington adjournment proposal.
Pursuant to the MGCL and Huntington’s bylaws, only the matters set forth in the Notice of Special Meeting of Shareholders may be brought before the Huntington special meeting.
Recommendation of Huntington’s Board of Directors
The Huntington board of directors unanimously recommends that you vote “FOR” the Huntington share issuance proposal and “FOR” the Huntington adjournment proposal. See the section entitled “The Merger—Huntington’s Reasons for the Merger; Recommendation of Huntington’s Board of Directors” beginning on page 59 for a more detailed discussion of the Huntington board of directors’ recommendation.
Record Date and Quorum
The Huntington board of directors has fixed the close of business on November 28, 2025 as the record date for determination of the holders of Huntington common stock entitled to notice of and to vote at the Huntington special meeting. On the record date for the Huntington special meeting, there were 1,574,803,152 shares of Huntington common stock outstanding.
Holders of a majority of the votes entitled to be cast by the holders of Huntington common stock outstanding on the record date and entitled to vote at the Huntington special meeting must be present, either in attendance virtually via the Huntington special meeting website or by proxy, to constitute a quorum at the Huntington special meeting. If you fail to submit a proxy prior to the special meeting or to vote at the Huntington special meeting via the Huntington special meeting website, your shares of Huntington common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
Under the MGCL and Huntington’s bylaws, whether or not a quorum is present, the chairman of the meeting may adjourn the Huntington special meeting to a later date and time and at a place either (a) announced at the meeting or (b) provided at a future time through means announced at the meeting.

At the Huntington special meeting, each share of Huntington common stock is entitled to one (1) vote on each matter properly submitted to holders of Huntington common stock. Shares of Huntington preferred stock are not entitled to any votes at the Huntington special meeting.
As of the record date, Huntington directors and executive officers and their affiliates owned and were entitled to vote approximately 12,172,545 shares of Huntington common stock, representing approximately seventy-seven hundredths of one percent (0.77%) of the outstanding shares of Huntington common stock. We currently expect that Huntington’s directors and executive officers will vote their shares in favor of the Huntington share issuance proposal and the other proposal to be considered at the Huntington special meeting, although none of them has entered into any agreements obligating them to do so.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Huntington special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Huntington special meeting. If your bank, broker, trustee or other nominee holds your shares of Huntington common stock in “street name,” such entity will vote your shares of Huntington common stock only if you provide instructions on how to vote by complying with the voting instruction form sent to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote
Huntington share issuance proposal:
•
Vote required: Approval of the Huntington share issuance proposal requires the approval of a majority of the votes cast on the Huntington share issuance proposal by holders of Huntington common stock at the Huntington special meeting.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Huntington special meeting via the Huntington special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Huntington share issuance proposal, you will not be deemed to have cast a vote with respect to the Huntington share issuance proposal and it will have no effect on the Huntington share issuance proposal.

Huntington adjournment proposal:
•
Vote required: Approval of the Huntington adjournment proposal requires a majority of the votes cast on the Huntington adjournment proposal by the holders of Huntington common stock at the Huntington special meeting.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Huntington special meeting via the Huntington special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Huntington adjournment proposal, you will not be deemed to have cast a vote with respect to the Huntington adjournment proposal and it will have no effect on the Huntington adjournment proposal.

Attending the Virtual Special Meeting
The Huntington special meeting may be accessed via the Huntington special meeting website, where Huntington shareholders will be able to listen to the Huntington special meeting, submit questions and vote online. You are entitled to attend the Huntington special meeting via the Huntington special meeting website only if you were a shareholder of record at the close of business on the record date or you held your Huntington shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date, or you hold a valid proxy for the Huntington special meeting. If you were a shareholder of record at the close of business on the record date and wish to attend the Huntington special meeting via the Huntington special meeting website, you will need the control number on your proxy card. If a bank, broker, trustee or other nominee is the record owner of your shares of Huntington common stock, you will need to obtain your specific control number and further instructions from your bank, broker, trustee or other nominee.
You may submit questions in advance of the meeting by visiting www.virtualshareholdermeeting.com/HBAN2026SM. You may also submit questions during the live audio webcast of the Huntington special meeting via the Huntington special meeting website. To ensure the Huntington special meeting is conducted in an appropriate manner for all shareholders, we may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. We reserve the right to edit or reject questions we deem inappropriate or not relevant to the Huntington special meeting’s limited purpose.
Technical assistance will be available for shareholders who experience an issue accessing the Huntington special meeting. Contact information for technical support will appear on the Huntington special meeting website prior to the start of the Huntington special meeting.
Proxies
A holder of Huntington common stock may vote by proxy or at the Huntington special meeting via the Huntington special meeting website. If you hold your shares of Huntington common stock in your name as a holder of record, to submit a proxy, you, as a holder of Huntington common stock, may use one of the following methods:
•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.
•	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.
•	By completing and returning the accompanying proxy card in the enclosed postage-paid envelope: the envelope requires no additional postage if mailed in the United States.
If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m. Eastern Time on the day before the Huntington special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the Huntington special meeting.
Huntington requests that holders of Huntington common stock authorize a proxy by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to Huntington as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Huntington common stock represented by it will be voted at the Huntington special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Huntington share issuance proposal and “FOR” the Huntington adjournment proposal.
If a holder’s shares are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the Huntington special meeting via the Huntington special meeting website. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally via the Huntington special meeting website at the meeting because you may subsequently revoke your proxy.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your broker, bank or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
If you hold shares of Huntington common stock in “street name” and your voting instruction form indicates that you may vote those shares through the www.proxyvote.com website, then you may access, participate in, and vote at the Huntington special meeting with the 16-digit control number indicated on the voting instruction form. Otherwise, Huntington shareholders who hold their shares in “street name” should contact their bank, broker, or other nominee (preferably at least five (5) days before the Huntington special meeting) and obtain a “legal proxy” to attend, participate in or vote at the Huntington special meeting.
Further, banks, brokers, trustees or other nominees who hold shares of Huntington common stock on behalf of their customers may not give a proxy to Huntington to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the Huntington special meeting, including the Huntington share issuance proposal and the Huntington adjournment proposal.
Revocability of Proxies
If you are a holder of Huntington common stock of record, you may revoke your proxy at any time before it is voted by:
•	submitting a written notice of revocation to Huntington’s corporate secretary;
•	granting a subsequently dated proxy;
•	voting by telephone or the Internet at a later time, before 11:59 p.m. Eastern Time on the day before the Huntington special meeting; or
•	attending virtually and voting at the Huntington special meeting via the Huntington special meeting website.
If you hold your shares of Huntington common stock through a bank, broker, trustee or other nominee, you should contact your bank, broker, trustee or other nominee to change your vote.
Attendance virtually at the Huntington special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Huntington after the deadlines described above will not affect the vote. Huntington’s corporate secretary’s mailing address is: Huntington Center, 41 South High Street, Columbus, Ohio 43287. If the Huntington special meeting is postponed or adjourned, so long as the record date remains the same, it will not affect the ability of holders of Huntington common stock of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to holders of Huntington common stock residing at the same address, unless such holders of Huntington common stock have notified Huntington of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both Huntington common stock and Cadence common stock, you will receive separate packages of proxy materials.
Huntington will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of Huntington common stock residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Huntington Investor Relations at (800) 576-5007 or Huntington’s proxy solicitor, Sodali & Co., by calling (203) 658-9400 or toll-free at (800) 662-5200, or via email to HBAN.info@investor.sodali.com.
Solicitation of Proxies
Huntington and Cadence will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, Huntington has retained Sodali & Co., for a fee of $30,000 plus reimbursement of out-of-pocket expenses for their services. Huntington and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of Huntington common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Huntington. No additional compensation will be paid to Huntington’s directors, officers or employees for solicitation.

401(k) Voting
If you are an employee of Huntington or its affiliated entities and are receiving this joint proxy statement/prospectus as a result of your participation in the Huntington 401(k) plan, you must provide voting instructions to the plan trustee. A proxy and instruction card has been provided so that you may instruct the trustee how to vote your shares held under this plan.
Other Matters to Come Before the Huntington Special Meeting
Pursuant to the MGCL and Huntington’s bylaws, only the matters set forth in the Notice of Special Meeting of Shareholders may be brought before the Huntington special meeting.
Assistance
If you need assistance in completing your proxy card, have questions regarding Huntington’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Huntington Investor Relations at (800) 576-5007 or Huntington’s proxy solicitor, Sodali & Co., by calling (203) 658-9400 or toll-free at (800) 662-5200, or via email to HBAN.info@investor.sodali.com.

HUNTINGTON PROPOSALS
Proposal 1: Huntington Share Issuance Proposal
Huntington is asking holders of Huntington common stock to approve the issuance of Huntington common stock pursuant to the merger agreement. Holders of Huntington common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the Huntington board of directors unanimously determined that the merger, the merger agreement and the other arrangements contemplated by the merger agreement are advisable and fair to and in the best interests of Huntington and its shareholders and declared it advisable to enter into the merger agreement, and unanimously adopted and approved the merger agreement, the merger and the other arrangements contemplated by the merger agreement. See the section entitled “The Merger—Huntington’s Reasons for the Merger; Recommendation of Huntington’s Board of Directors” beginning on page 59 for a more detailed discussion of the Huntington board of directors’ recommendation.
The Huntington board of directors unanimously recommends a vote “FOR” the Huntington share issuance proposal.
Proposal 2: Huntington Adjournment Proposal
The Huntington special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Huntington special meeting to approve the Huntington share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Huntington common stock.
If, at the Huntington special meeting, the number of shares of Huntington common stock present virtually or represented and voting in favor of the Huntington share issuance proposal is insufficient to approve the Huntington share issuance proposal, Huntington intends to move to adjourn the Huntington special meeting in order to enable the Huntington board of directors to solicit additional proxies for approval of the Huntington share issuance proposal. In that event, Huntington will ask holders of Huntington common stock to vote upon the Huntington adjournment proposal, but not the Huntington share issuance proposal.
In this proposal, Huntington is asking holders of Huntington common stock to authorize the holder of any proxy solicited by the Huntington board of directors on a discretionary basis to vote in favor of adjourning the Huntington special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of Huntington common stock who have previously voted. Pursuant to the Huntington bylaws, the Huntington special meeting may be adjourned without new notice being given, if held on a date not more than one hundred twenty (120) days after the original record date.
The approval of the Huntington adjournment proposal by holders of Huntington common stock is not a condition to the completion of the merger.
The Huntington board of directors unanimously recommends a vote “FOR” the Huntington adjournment proposal.

THE CADENCE SPECIAL MEETING
This section contains information for holders of Cadence common stock about the special meeting that Cadence has called to allow holders of Cadence common stock to consider and vote on the merger agreement and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of holders of Cadence common stock and a form of proxy card that the Cadence board of directors is soliciting for use by the holders of Cadence common stock at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The Cadence special meeting will be held virtually via the Internet on January 6, 2026, at 9:00 a.m., Central Time. The Cadence special meeting will be held solely via live webcast and there will not be a physical meeting location.
Only Cadence shareholders as of the close of business on the record date are entitled to receive notice of, and vote at, the Cadence special meeting via the Cadence special meeting website or any adjournment or postponement thereof. Cadence shareholders will be able to attend the Cadence special meeting via the Cadence special meeting website or by proxy, submit questions and vote their shares electronically during the meeting by visiting the Cadence special meeting website at www.meetnow.global/MDSTX6J. Cadence shareholders will need the control number found on their proxy card or voting instruction form in order to access the Cadence special meeting website.
Matters to Be Considered
At the Cadence special meeting, holders of Cadence common stock will be asked to consider and vote on the following proposals:
•	the Cadence merger proposal;
•	the Cadence compensation proposal; and
•	the Cadence adjournment proposal.
Recommendation of Cadence’s Board of Directors
The Cadence board of directors unanimously recommends that you vote “FOR” the Cadence merger proposal, “FOR” the Cadence compensation proposal and “FOR” the Cadence adjournment proposal. See the section entitled “The Merger—Cadence’s Reasons for the Merger; Recommendation of the Cadence Board of Directors” beginning on page 61 for a more detailed discussion of the Cadence board of directors’ recommendation.
Record Date and Quorum
The Cadence board of directors has fixed the close of business on November 28, 2025 as the record date for determination of the holders of Cadence common stock entitled to notice of and to vote at the Cadence special meeting. On the record date for the Cadence special meeting, there were 186,307,016 shares of Cadence common stock outstanding and entitled to be voted at the Cadence special meeting.
Holders of a majority of the total number of outstanding shares of Cadence common stock on the record date and entitled to vote at the Cadence special meeting must be present, either in attendance virtually via the Cadence special meeting website or by proxy, to constitute a quorum at the Cadence special meeting. If you fail to submit a proxy prior to the special meeting or to vote at the Cadence special meeting via the Cadence special meeting website, your shares of Cadence common stock will not be counted towards a quorum.
Under Cadence’s bylaws, if a quorum is not present at the Cadence special meeting, the presiding officer of the Cadence special meeting may adjourn the Cadence special meeting.
At the Cadence special meeting, each share of Cadence common stock is entitled to one (1) vote on each matter properly submitted to holders of Cadence common stock.
As of the record date Cadence directors and executive officers and their affiliates owned and were entitled to vote approximately 1,347,171 shares of Cadence common stock, representing approximately 0.72% of the shares of Cadence common stock outstanding on the record date. Cadence currently expects that Cadence’s directors and executive officers will vote their shares in favor of the merger agreement and the other proposals to be considered at the Cadence special meeting, although none of them has entered into any agreements obligating them to do so.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Cadence special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Cadence special meeting. If your bank, broker, trustee or other nominee holds your shares of Cadence common stock in “street name,” such entity will vote your shares of Cadence common stock only if you provide instructions on how to vote by complying with the voting instruction form sent to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote
Cadence merger proposal:
•	Vote required: Approval of the Cadence merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Cadence common stock entitled to vote thereon.
•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Cadence special meeting via the Cadence special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Cadence merger proposal, it will have the same effect as a vote “AGAINST” the Cadence merger proposal.

Cadence compensation proposal:
•
Vote required: Approval of the Cadence compensation proposal requires the affirmative vote of the holders of a majority of the votes cast by the holders of Cadence common stock entitled to vote via the Cadence special meeting website or represented by proxy at the Cadence special meeting.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Cadence special meeting via the Cadence special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Cadence compensation proposal, your shares will not be deemed to be a vote cast at the Cadence special meeting and it will have no effect on the Cadence compensation proposal.

Cadence adjournment proposal:
•
Vote required: Approval of the Cadence adjournment proposal requires the affirmative vote of the holders of a majority of the votes cast by the holders of Cadence common stock entitled to vote via the Cadence special meeting website or represented by proxy at the Cadence special meeting.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Cadence special meeting via the Cadence special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Cadence adjournment proposal, your shares will not be deemed to be a vote cast at the Cadence special meeting and it will have no effect on the Cadence adjournment proposal.

Attending the Virtual Special Meeting
The Cadence special meeting may be accessed via the Cadence special meeting website, where Cadence shareholders will be able to listen to the Cadence special meeting, submit questions and vote online. You are entitled to attend the Cadence special meeting via the Cadence special meeting website only if you were a shareholder of record at the close of business on the record date or you held your Cadence shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date, or you hold a valid proxy for the Cadence special meeting. If you were a shareholder of record at the close of business on the record date and wish to attend the Cadence special meeting via the Cadence special meeting website, you will need the control number on your proxy card. If a bank, broker, trustee or other nominee is the record owner of your shares of Cadence common stock, you will need to obtain your specific control number and further instructions from your bank, broker, trustee or other nominee.
You may submit questions during the live audio webcast of the Cadence special meeting via the Cadence special meeting website. To ensure the Cadence special meeting is conducted in a manner that is fair to all shareholders, we may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. We reserve the right to edit or reject questions we deem inappropriate or not relevant to the Cadence special meeting’s limited purpose.
Technical assistance will be available for shareholders who experience an issue accessing the Cadence special meeting. Contact information for technical support will appear on the Cadence special meeting website prior to the start of the Cadence special meeting.
Proxies
A holder of Cadence common stock may vote by proxy or at the Cadence special meeting via the Cadence special meeting website. If you hold your shares of Cadence common stock in your name as a holder of record, to submit a proxy, you, as a holder of Cadence common stock, may use one of the following methods:
•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.
•	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.
•	By completing and returning the accompanying proxy card in the enclosed postage-paid envelope: the envelope requires no additional postage if mailed in the United States.
If you intend to submit your proxy by telephone or via the Internet, you must do so by 10:59 p.m., Central Time, on the day before the Cadence special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the Cadence special meeting.
Cadence requests that holders of Cadence common stock vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Cadence common stock represented by it will be voted at the Cadence special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Cadence merger proposal, “FOR” the Cadence compensation proposal and “FOR” the Cadence adjournment proposal.
If a holder’s shares are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the Cadence special meeting via the Cadence special meeting website. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally via the Cadence special meeting website at the meeting because you may subsequently revoke your proxy.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the broker, bank or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank or other nominee.
You may not vote shares held in “street name” by returning a proxy card directly to Cadence, unless you provide a signed “legal proxy” giving you the right to vote the shares, which you must obtain from your bank, broker, trustee or other nominee. You may not vote shares held in “street name” via the Cadence special meeting website during the Cadence special meeting, unless you obtain a specific control number from your bank, broker, trustee or other nominee.
Further, banks, brokers, trustees or other nominees who hold shares of Cadence common stock on behalf of their customers may not give a proxy to Cadence to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the Cadence special meeting, including the Cadence merger proposal, the Cadence compensation proposal and the Cadence adjournment proposal.
Revocability of Proxies
If you are a holder of Cadence common stock of record, you may revoke your proxy at any time before it is voted by:
•	submitting a written notice of revocation to Cadence’s corporate secretary;
•	granting a subsequently dated proxy;
•	voting by telephone or the Internet at a later time, before 11:59 p.m., Central Time, on the day before the Cadence special meeting; or
•	attending virtually and voting at the Cadence special meeting via the Cadence special meeting website.
If you hold your shares of Cadence common stock through a bank, broker, trustee or other nominee, you may change your vote by:
•	contacting your bank, broker, trustee or other nominee; or
•
attending and voting your shares at the Cadence special meeting virtually via the Cadence special meeting website if you have your specific control number, which is included on your proxy card or the voting instruction form from your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee to obtain further instructions.

Attendance virtually at the Cadence special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Cadence after the deadlines described above will not affect the vote. Cadence’s corporate secretary’s mailing address is: Cadence Bank, 201 South Spring Street, Tupelo, Mississippi, 38804, Attention: Corporate Secretary. If the Cadence special meeting is postponed or adjourned, it will not affect the ability of holders of Cadence common stock of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to holders of Cadence common stock residing at the same address, unless such holders of Cadence common stock have notified Cadence of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both Huntington common stock and Cadence common stock, you will receive separate packages of proxy materials to vote your Cadence common stock and Huntington common stock.
Cadence will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of Cadence common stock residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Cadence’s Investor Relations at (800) 698-7878 or Cadence’s proxy solicitor, Okapi Partners LLC, by calling toll-free at (888) 785-6707, or for banks and brokers, collect at (212) 297-0720, or via email to info@okapipartners.com.
Solicitation of Proxies
Huntington and Cadence will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, Cadence has retained Okapi Partners, LLC, for a fee of $60,000 plus reimbursement of out-of-pocket expenses for their services. Cadence and its proxy solicitor will also request banks, brokers, trustees and other intermediaries holding shares of Cadence common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Cadence. No additional compensation will be paid to Cadence’s directors, officers or employees for solicitation.
Other Matters to Come Before the Cadence Special Meeting
Cadence management knows of no other business to be presented at the Cadence special meeting, but if any other matters are properly presented to the meeting or any adjournments or postponements thereof, the persons named in the proxies will vote upon them in accordance with the Cadence board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding Cadence’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Cadence’s Investor Relations at (800) 698-7878 or Cadence’s proxy solicitor, Okapi Partners LLC, by calling toll-free at (888) 785-6707, or for banks and brokers, collect at (212) 297-0720, or via email to info@okapipartners.com.

CADENCE PROPOSALS
Proposal 1: Cadence Merger Proposal
Cadence is asking holders of Cadence common stock to approve the merger agreement and approve the transactions contemplated thereby, including the merger. Holders of Cadence common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the Cadence board of directors unanimously determined that the merger, the merger agreement and the arrangements contemplated by the merger agreement are advisable and fair to and in the best interests of Cadence and its shareholders and unanimously adopted the merger agreement and authorized and approved the merger and the other arrangements contemplated by the merger agreement. See the section entitled “The Merger—Cadence’s Reasons for the Merger; Recommendation of Cadence’s Board of Directors” beginning on page 61 for a more detailed discussion of the Cadence board of directors’ recommendation.
The Cadence board of directors unanimously recommends a vote “FOR” the Cadence merger proposal.
Proposal 2: Cadence Compensation Proposal
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, as administered and enforced by the Federal Reserve, Cadence is seeking a non-binding, advisory shareholder approval of the compensation of Cadence’s named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “The Merger—Interests of Certain Cadence Directors and Executive Officers in the Merger” beginning on page 91. The proposal gives holders of Cadence common stock the opportunity to express their views on the merger-related compensation of Cadence’s named executive officers.
The advisory vote on the Cadence compensation proposal is a vote separate and apart from the votes on the Cadence merger proposal and the Cadence adjournment proposal. Accordingly, if you are a holder of Cadence common stock, you may vote to approve the Cadence merger proposal and/or the Cadence adjournment proposal and vote not to approve the Cadence compensation proposal, and vice versa. The approval of the Cadence compensation proposal by holders of Cadence common stock is not a condition to the completion of the merger. If the merger is completed, the merger-related compensation will be paid to Cadence’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if holders of Cadence common stock fail to approve the advisory vote regarding merger-related compensation.
The Cadence board of directors unanimously recommends a vote “FOR” the advisory Cadence compensation proposal.
Proposal 3: Cadence Adjournment Proposal
The Cadence special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Cadence special meeting to approve the Cadence merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Cadence common stock.
If, at the Cadence special meeting, the number of shares of Cadence common stock present or represented and voting in favor of the Cadence merger proposal is insufficient to approve the Cadence merger proposal, Cadence intends to move to adjourn the Cadence special meeting in order to enable the Cadence board of directors to solicit additional proxies for approval of the Cadence merger proposal. In that event, Cadence will ask holders of Cadence common stock to vote upon the Cadence adjournment proposal, but not the Cadence merger proposal or the Cadence compensation proposal.
In this proposal, Cadence is asking holders of Cadence common stock to authorize the holder of any proxy solicited by the Cadence board of directors, on a discretionary basis, to vote in favor of adjourning the Cadence special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of Cadence common stock who have previously voted. Pursuant to the Cadence bylaws, the Cadence special meeting may be adjourned without new notice being given, if held on a date not more than one hundred twenty (120) days after the original record date.
The approval of the Cadence adjournment proposal by holders of Cadence common stock is not a condition to the completion of the merger.
The Cadence board of directors unanimously recommends a vote “FOR” the Cadence adjournment proposal.

INFORMATION ABOUT THE HUNTINGTON PARTIES
Huntington is a multi-state diversified regional bank holding company organized under Maryland law and headquartered in Columbus, Ohio. Founded in 1866, Huntington National Bank and its affiliates provide consumers, small- and middle-market businesses, corporations, municipalities, and other organizations with a comprehensive suite of banking, payments, wealth management, and risk management products and services. Huntington operates over 1,000 full-service branches in 14 states and, conducts select financial services and other activities in additional states. As of September 30, 2025, Huntington had consolidated total assets of approximately $210 billion, total loans and leases of approximately $138 billion, total deposits of approximately $165 billion and total shareholders’ equity of approximately $22 billion. Effective October 20, 2025, Huntington completed its previously announced acquisition of Veritex Holdings, Inc. (“Veritex”), a bank holding company headquartered in Dallas, Texas. As of September 30, 2025, Veritex had $12.8 billion in assets, including $9.6 billion in loans, and $10.8 billion in deposits.
Huntington’s common stock is traded on the NASDAQ under the symbol “HBAN.”
Huntington’s principal office is located at 41 South High Street, Columbus, Ohio 43287, and its telephone number at that location is (614) 480-2265. Additional information about Huntington and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 162.

INFORMATION ABOUT CADENCE
Cadence is a Mississippi state-chartered bank headquartered in Houston, Texas, and Tupelo, Mississippi. Cadence offers comprehensive banking, investment, trust and mortgage products and services to meet the needs of individuals, businesses and corporations. Cadence operates more than 390 commercial banking and mortgage locations in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, Missouri, Tennessee and Texas. As of September 30, 2025, Cadence had total assets of $53.3 billion; total loans, net of unearned income, of $36.8 billion; total deposits of $43.9 billion; and shareholders’ equity of $6.1 billion.
Cadence’s common stock and series A preferred stock are traded on the New York Stock Exchange (the “NYSE”) under the symbols “CADE” and “CADE-PrA,” respectively.
Cadence’s principal office is located at One Mississippi Plaza, 201 South Spring Street, Tupelo, Mississippi 38804, and its telephone number at that location is (662) 680-2000. Additional information about Cadence and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 162.

THE MERGER
This section of the joint proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger. In addition, we incorporate important business and financial information about each of us into this joint proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 162.
Terms of the Merger
Each of Huntington’s and Cadence’s respective board of directors has approved the merger agreement. The merger agreement provides that Cadence will merge with and into Huntington National Bank, a wholly owned bank subsidiary of Huntington, with Huntington National Bank as the surviving bank.
In the merger, each share of Cadence common stock issued and outstanding immediately prior to the effective time (other than certain shares held by Huntington or Cadence) will be converted into the right to receive 2.475 shares of Huntington common stock. No fractional shares of Huntington common stock will be issued in connection with the merger, and holders of Cadence common stock will be entitled to receive cash in lieu thereof.
Also in the merger, each share of Cadence series A preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) depositary share representing one one-thousandth (1/1000th) of a share of new Huntington preferred stock.
Holders of Huntington common stock are being asked to approve the issuance of Huntington common stock in connection with the merger and holders of Cadence common stock are being asked to approve the merger agreement, in each case, in addition to other business. See the section entitled “The Merger Agreement” beginning on page 101 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.
Background of the Merger
As part of the ongoing consideration and evaluation of their respective long-term prospects and strategies, each of Huntington’s and Cadence’s board of directors (which we refer to in this section as the “Huntington Board” and the “Cadence Board”, respectively) and Huntington’s and Cadence’s respective senior management teams have regularly reviewed and assessed their respective business strategies and objectives, including assessments of strategic growth opportunities potentially available to Huntington and Cadence, as part of their respective continuous efforts to enhance value for their respective shareholders and deliver high quality services to their respective customers and communities. These reviews have focused on, among other things, developments and prospects in the financial services industry, in the regulatory environment, in the economy generally, and in financial markets, and the implications of such developments for financial institutions generally and Huntington and Cadence in particular. These reviews have also included assessments of ongoing consolidation in the financial services industry and the benefits and risks to Huntington and Cadence, respectively, and their respective shareholders of strategic combinations compared to the benefits and risks of continued operation on an organic basis.
Mr. Stephen Steinour, Huntington’s chairman, president and chief executive officer, and Mr. James D. Rollins III, Cadence’s chairman and chief executive officer, have known each other for a number of years and have occasionally discussed matters of mutual interest to their respective institutions, including developments in the financial services industry generally and their respective businesses. These discussions took place during investor and banking industry conferences and other settings and did not include discussions regarding a potential business combination between Huntington and Cadence.
On May 9, 2025, Mr. Steinour contacted Keefe, Bruyette & Woods, Inc. (“KBW”), which has been Cadence’s financial advisor in connection with other transactions, to suggest a meeting between Mr. Steinour and Mr. Rollins at or around the US Regional Banking Growth Conference hosted by KBW in Europe. KBW facilitated such a meeting on May 31, 2025. At that meeting, Mr. Steinour expressed his interest in pursuing discussions regarding a potential business combination transaction involving Huntington and Cadence. Following this meeting, Mr. Rollins had multiple discussions with Mr. Joseph W. Evans, the lead independent director of the Cadence board of directors, and members of the Executive Management Committee of Cadence (the “Executive Management Committee”) regarding strategic options, including a potential business combination transaction involving Huntington and Cadence.
On July 1, 2025, at Mr. Steinour’s invitation, Mr. Rollins met with Mr. Gary Torgow, a member of the Huntington Board, and members of Huntington’s management in Columbus, Ohio and through virtual meetings to discuss the respective operations of Huntington and Cadence.
On July 14, 2025, Huntington announced its acquisition of Veritex Holdings, Inc., a bank holding company that would expand Huntington’s presence in Dallas/Fort Worth and Houston, Texas.
On July 21, 2025, at the weekly meeting of the Executive Management Committee, Mr. Rollins led a discussion around strategic options for Cadence, including the possibility of a business combination between Cadence and another financial institution, including Huntington. Mr. Rollins led the Executive Management Committee through a discussion of the evolving regulatory environment and potential strategic options, including (1) an acquisition by a larger bank, (2) combining with a bank of similar size, (3) acquisitions of smaller banks or (4) relying on organic growth. Among other things, Mr. Rollins reviewed potential acquisition targets, merger partners and large bank acquirers, including potential merger partners’ geographic and business model fit with Cadence and certain preliminary financial information about a business combination. Mr. Rollins continued to confer with, and provide updates to, the Executive Management Committee regarding the ongoing review of strategic options and a potential transaction with Huntington. A potential transaction with Huntington was further discussed at meetings of the Executive Management Committee in August, September and October.
On July 22, 2025, Mr. Rollins led a discussion with the Cadence Board around the possibility of a business combination between Cadence and another financial institution, including Huntington. Mr. Rollins presented to the Cadence Board on the same topics he had discussed with the Executive Management Committee at its July 21, 2025 meeting. Mr. Rollins noted that Cadence and Huntington would continue to progress their mutual due diligence of each other and that the parties would seek to execute a mutual confidentiality agreement prior to proceeding to a more detailed stage of due diligence.
Over the course of July and August, representatives of each of Huntington management, the Huntington Board, Cadence management, and the Cadence Board met to familiarize themselves with each other’s institution, including their business approaches and the markets in which they operate.
On August 8, 2025, Cadence engaged Sullivan & Cromwell LLP (“Sullivan & Cromwell”) to assist in providing legal and regulatory advice regarding a potential strategic transaction.
On August 12, 2025, Huntington and Cadence executed a mutual confidentiality agreement in order to facilitate more detailed discussions of a potential business combination and reciprocal due diligence efforts. The confidentiality agreement contained a standstill provision binding on Huntington. Cadence did not enter into any exclusivity arrangements with Huntington. Starting on August 12, 2025, Cadence made available to Huntington, and starting on October 6, 2025, Huntington made available to Cadence, documents for mutual due diligence review. Through October 25, 2025, the parties engaged in mutual due diligence, including through a series of virtual due diligence meetings, telephone calls, and in-person management sessions between the parties and their respective representatives to discuss relevant topics.
On August 21, 2025, Mr. Steinour orally conveyed to Mr. Rollins a proposed merger consideration consisting of 2.348 shares of Huntington common stock for each share of Cadence common stock, which reflected a value of $39.12 per share of Cadence common stock, a 10.7% premium, based on the closing prices of Huntington and Cadence common stock on such date. The 30-day volume-weighted average price of Cadence common stock on such date was $35.25 per share. This offer implied a pro forma ownership of approximately 22% of Huntington for Cadence shareholders. Following evaluation of Mr. Steinour’s proposal by Cadence management in consultation with KBW, acting as Cadence's financial advisor, Mr. Rollins informed Mr. Steinour that the offer was insufficient, but agreed to continue discussions to see if the offer could be improved.
On August 28 and August 29, 2025, Mr. Steinour, Mr. Brant Standridge, Huntington’s President, Consumer and Regional Banking and Senior Executive Vice President, and Mr. Zachary Wasserman, Huntington’s Chief

Financial Officer and Senior Executive Vice President met with Mr. Rollins and Ms. Valerie Toalson, Cadence’s President of Banking Services and Chief Financial Officer, in person and virtually, to discuss the potential business combination between Huntington and Cadence and the prospective terms of such a transaction, focusing on the proposed exchange ratio.
On September 2, 2025, Mr. Steinour orally conveyed to Mr. Rollins a revised merger consideration consisting of 2.430 shares of Huntington common stock for each share of Cadence common stock, which reflected a value of $42.96 per share of Cadence common stock, a 14.6% premium based on the closing prices of Huntington and Cadence common stock on such date. The 30-day volume-weighted average price of Cadence common stock on such date was $35.74 per share. This offer implied a pro forma ownership of approximately 22% of Huntington for Cadence shareholders. Following evaluation of the revised offer by Cadence management in consultation with KBW, Mr. Rollins informed Mr. Steinour that the offer was still insufficient, but agreed to continue negotiating the merger consideration with Mr. Steinour.
On September 4, 2025, Mr. Standridge, delivered to Mr. Rollins a letter of intent (the “Huntington LOI”), which included a non-binding term sheet that, among other things, contemplated an all-stock merger of Cadence and Huntington National Bank, the terms of which included merger consideration consisting of 2.475 shares of Huntington common stock for each share of Cadence common stock, which reflected a value of $44.25 per share of Cadence common stock, a 16.6% premium based on the closing prices of Huntington and Cadence common stock on such date. The 30-day volume-weighted average price of Cadence common stock on such date was $35.88 per share. This offer implied a pro forma ownership of approximately 23% of Huntington for Cadence shareholders.
On September 5, 2025, the Cadence Board held a call to evaluate the Huntington LOI. All members of the Executive Management Committee, and certain representatives of KBW and Sullivan & Cromwell attended the meeting. Representatives of KBW provided an overview of financial matters relating to the proposed transaction, which included discussion of pro forma financial scenarios under different merger consideration exchange ratios, including the 2.475 exchange ratio provided in the Huntington LOI; the competitive environment for banks in general and banks in Cadence’s markets; the transactional landscape in the banking industry, and trends in the banking industry. A representative of Sullivan & Cromwell then provided the Cadence Board with an overview of the fiduciary duties and other considerations applicable to their evaluation of any potential merger transaction and strategic options available to Cadence, as well as the timeline for a merger transaction. The Board indicated their support of continued discussions regarding a potential transaction with Huntington consistent with the terms set forth in the Huntington LOI, and moving forward with additional due diligence and transaction negotiations.
On September 9, 2025, a joint meeting of the Huntington Board and The Huntington National Bank board of directors (the “Huntington National Bank Board”) was held to discuss the potential transaction with Cadence, which members of management and representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) and Evercore Group L.L.C. (“Evercore”) attended. At the meeting, Mr. Steinour and members of Huntington management updated the boards regarding the background of the discussions with Cadence and provided an overview of preliminary due diligence findings and discussions with Cadence management that had occurred to date. Representatives of Evercore and Huntington management discussed the preliminary financial model and market analysis. Mr. Steinour then discussed the expected timeline and process for diligence as well as for the communications plan. Following these discussions, the Huntington Board supported continued discussions with representatives of Cadence regarding a potential transaction.
On September 21 and 22, 2025, representatives of each of Huntington management and Cadence management met in person, to discuss the synergies, opportunities and other benefits that could be realized through a potential business combination between Huntington and Cadence.
On September 26, 2025, Huntington’s counsel, Wachtell Lipton, shared with Sullivan & Cromwell a first draft of the proposed merger agreement, which contemplated an all-stock merger consistent with the Huntington LOI. From September 26, 2025, until October 25, 2025, Huntington’s and Cadence’s legal advisors negotiated the terms of, and exchanged drafts of, the merger agreement and related documentation.
On October 10, 2025, the Cadence Board held a call to discuss, among other matters, the proposed transaction with Huntington, with members of the Executive Management Committee in attendance. Mr. Rollins provided the Cadence Board with updated financial information relating to changes in the market environment since the September 5, 2025 meeting. Mr. Rollins noted, among other things, that Cadence’s share price had experienced significant upward movement following the announcement of a merger between Fifth Third Bancorp and Comerica Incorporated and that Huntington’s stock had declined. This reflected general price movements of bank stocks viewed as buyers and sellers. Mr. Rollins also noted that KBW would be updating certain financial metrics reviewed with the Cadence Board to reflect the recent share price movements of Huntington and Cadence. Mr. Rollins then updated the Cadence Board on reverse due diligence matters. Following these discussions, the Cadence Board supported continued discussions with representatives of Huntington regarding a potential transaction.
On October 14, 2025, at a regularly scheduled joint meeting of the Huntington Board and the Huntington National Bank Board, members of Huntington management provided an update on the status of the transaction and due diligence. Management discussed the proposed economics of the transaction and related matters, and representatives of Evercore presented an overview of Cadence and preliminary prospectives regarding certain pro forma financial implications of the proposed transaction with Cadence. Representatives of Evercore also discussed certain observations regarding trading dynamics between banks viewed as buyers and sellers following the announced strategic transaction between Fifth Third Bancorp and Comerica Incorporated. Representatives of Wachtell Lipton discussed the bank regulatory environment and the timeline for obtaining the requisite regulatory approvals for the potential transaction with Cadence. Following these discussions the Huntington Board expressed its support for continuing discussions with Cadence regarding a potential transaction.
On October 20, 2025, the Executive Management Committee held a meeting with representatives of KBW and Sullivan & Cromwell in attendance. At the meeting, Mr. Rollins and other members of the Executive Management Committee presented on reverse due diligence matters, noting no notable matters of concern.
On October 21, 2025, the Cadence Board held a meeting to discuss the potential transaction with Huntington, with all members of the Executive Management Committee, and representatives of KBW and Sullivan & Cromwell in attendance. Prior to the meeting, a variety of presentation materials—including updated financial metrics and preliminary financial analyses from KBW reflecting the current market environment, an overview of the executive compensation arrangements, an outline of the proposed merger agreement, prepared by Sullivan & Cromwell, and a draft Huntington investor deck—had been made available to the Cadence Board. Mr. Rollins noted at the outset that the purpose of this meeting was not to approve a transaction, and that a special meeting would be called to vote on the proposed transaction. Mr. Rollins then updated the Cadence Board on discussions between Huntington and Cadence and their respective advisors since the October 10, 2025 Board meeting. He reported on, among other things, process and timing and regulatory considerations. Representatives of Sullivan & Cromwell then presented on the directors’ fiduciary duties and other relevant considerations in evaluating the proposed transaction and outlined the expected timeline and process for obtaining the requisite regulatory approvals. The Cadence Board asked a number of questions regarding, among other things, the regulatory process. The meeting next addressed Cadence’s reverse due diligence process and findings, with Ms. Shanna Kuzdzal, Cadence’s Senior Executive Vice President and Chief Legal Officer presenting. Representatives of KBW reviewed financial matters relating to the transaction with Huntington, including pro forma financial and market capitalization information. There was also a discussion of potential outcomes, including the expected financial benefits of the transaction relative to Cadence’s standalone prospects for organic growth. Representatives of Sullivan & Cromwell then presented to the Cadence Board on the structure and terms of the proposed transaction, as set out in the draft merger agreement, including the proposed aggregate consideration, the form of consideration, and the negotiated deal protections including conditions to each party’s obligation to close the transaction and each party’s rights upon a termination of the definitive agreement, including the termination fee. Throughout the meeting, the Cadence Board discussed the potential advantages and risks of the proposed transaction and extensively questioned the representatives of each of Cadence’s management, KBW and Sullivan & Cromwell. Following the meeting, the Cadence Board continued to meet in executive session with representatives of Sullivan & Cromwell and KBW also present to discuss executive compensation and employee matters, including the proposed treatment of Cadence’s outstanding equity awards, and employee retention.
On October 22, 2025, a joint meeting of the Huntington Board and the Huntington National Bank Board was held to further discuss the potential transaction with Cadence, which members of management and representatives of Wachtell Lipton and Evercore attended. At the meeting, Mr. Steinour updated the directors on the status of discussions between Huntington and Cadence and their respective advisors. Members of Huntington management reviewed with the directors certain due diligence matters and discussed certain financial aspects of the potential transaction, including the pro forma financial impacts, the strategic nature of the potential transaction and the plans for managing integration and conversion, including in light of the pending Veritex transaction. Representatives of Wachtell Lipton provided and discussed a summary of the merger agreement and related items, including compensation matters, the directors’ fiduciary duties and requisite regulatory approvals. Representatives of Evercore then reviewed with the directors certain preliminary financial analyses regarding the two companies. Members of Huntington management discussed the expected timeline and communications plan for the proposed transaction. Following discussion, the directors expressed unanimous support for pursuing a potential transaction with Cadence on the terms discussed at the meeting and directed Huntington management, with the assistance of Huntington’s advisors, to continue to work to finalize the merger agreement and other transaction documents.
On October 26, 2025, the Cadence Board and Executive Management Committee held a meeting, with all members of the Executive Management Committee and Board in attendance, to consider the negotiated terms of the proposed merger and the entry into the merger agreement by Cadence, with representatives of KBW and Sullivan & Cromwell in attendance. Prior to the meeting, a variety of presentation materials — including the financial presentation of KBW, a substantially final form of the proposed definitive merger agreement, an updated summary of executive compensation and employee matters, a draft press release announcing the proposed transaction, a draft Huntington investor deck and a form of proposed board resolutions for the approval of the proposed transaction — had been made available to the Cadence Board. KBW updated the Cadence Board on the changes in the market environment since the October 21, 2025 meeting. KBW then reviewed the financial aspects of the proposed transaction, which included review of the financial analyses, and rendered to the Cadence Board the opinion of KBW, which was initially rendered verbally and confirmed in a written opinion dated October 26, 2025, attached to this joint proxy statement/prospectus as Annex C, to the effect that, as of the date of KBW’s written opinion and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the merger was fair from a financial point of view to the holders of Cadence common stock summarized below in the section entitled “The Merger—Opinion of Cadence’s Financial Advisor” on page 75. Mr. Rollins then discussed the expected timeline and communications plan for the proposed transaction. Mr. Rollins also updated the board on the status of certain executive compensation arrangements and employee matters. Ms. Toalson then presented on Cadence’s securities hedging plan to minimize market value impact and support acquisition valuation of the Cadence common stock. Following this discussion, members of the Executive Management Committee, except Mr. Rollins and Mses. Toalson, Kuzdzal, and Cathy Freeman, Senior Executive Vice President and Chief Administrative Officer, departed the meeting. Representatives of Sullivan & Cromwell then discussed the updates to the executive employee arrangements discussed at the October 21, 2025 meeting of the Cadence Board. The representatives then noted that there had been no material changes to the terms of the definitive merger agreement since the October 21, 2025 meeting of the Cadence Board and provided the Cadence Board with a summary of the form of the board resolutions for the approval of the proposed transaction included in the presentation materials made available to the Cadence Board prior to the meeting. Throughout the presentations, Mr. Rollins, and representatives of each of KBW and Sullivan & Cromwell, addressed a number of questions from directors. Following this questioning, the Cadence Board further discussed the potential advantages and risks to Cadence of the proposed merger. At the conclusion of the discussion, during which the Cadence Board considered the matters reviewed and discussed at that meeting and all prior meetings, including the factors described under the section of this joint proxy statement/prospectus entitled “Summary—Cadence’s Reasons for the Merger; Recommendation of the Cadence Board of Directors,” the Cadence Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were consistent with, and will further, the business strategies of Cadence and were advisable and fair to and in the best interests of Cadence and its common shareholders, and adopted the merger agreement and approved the merger and the other arrangements contemplated by the merger agreement and recommended that Cadence common shareholders approve the merger agreement.
On October 26, 2025, a joint meeting of the Huntington Board and Huntington National Bank Board was held to receive an update and final discussion regarding the potential transaction with Cadence, which members of management and representatives of Wachtell Lipton and Evercore attended. Prior to the meeting, a variety of presentation materials — including an updated financial analysis prepared by Evercore incorporating changes in the market environment from the October 22, 2025 meeting, a substantially final form of the proposed definitive merger agreement, an updated summary of principal transaction terms including as to executive compensation and employee matters, a draft press release announcing the proposed transaction, a draft Huntington investor deck and a form of proposed board resolutions for the approval of the proposed transaction — had been made available to the Huntington Board. At the meeting, Mr. Steinour updated the directors on the final negotiations with Cadence and reviewed certain considerations relating to the proposed transaction, including with respect to the anticipated timeline and financial implications of the proposed transaction. Representatives of Evercore reviewed with the Huntington Board Evercore’s financial analysis summarized below under “—Opinion of Huntington’s Financial Advisor” and rendered to the Huntington Board the oral opinion of Evercore, subsequently confirmed by delivery of a written opinion, dated October 26, 2025, to the Huntington Board, and attached to this joint proxy statement/prospectus as Annex B, to the effect that, as of the date of Evercore’s written opinion and based upon and subject to the factors and assumptions set forth in Evercore’s written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Huntington. Representatives of Wachtell Lipton reviewed for the directors the final terms of the proposed merger agreement and other transaction documents. Members of Huntington management discussed the expected timeline and communications plan for the proposed transaction, as they had previously done. Following further discussion, during which the directors considered the matters reviewed and discussed at that meeting and all prior meetings, including the factors described under the section of this joint proxy statement/prospectus entitled “—Huntington’s Reasons for the Merger; Recommendation of the Huntington Board of Directors,” the Huntington Board, unanimously determined that the merger, the merger agreement and the other transactions contemplated by the merger agreement were advisable and fair to and in the best interests of Huntington and its shareholders and declared it advisable to enter into the merger agreement, and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.
In the evening of October 26, 2025, following the meetings of the Huntington Board and the Cadence Board, Huntington and Cadence executed the merger agreement.
The transaction was announced in the morning of October 27, 2025, in a press release jointly issued by Huntington and Cadence.
Huntington’s Reasons for the Merger; Recommendation of Huntington’s Board of Directors
In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the issuance of Huntington common stock pursuant to the merger agreement, the Huntington board of directors evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with Huntington’s management, as well as Huntington’s financial and legal advisors, and considered a number of factors, including the following factors:
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each of Huntington’s and Cadence’s business, Huntington’s business following the merger, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, including the information obtained through due diligence, the Huntington board of directors considered that Cadence’s business and operations and risk profile complement those of Huntington, and that the merger and the other transactions contemplated by the merger agreement would result in a combined bank with an expanded distribution and scale that would position Huntington to serve an expanded customer base through a distinctive customer experience;

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the strategic rationale for the merger, including that, together with the recently completed acquisition of Veritex Community Bank, it will provide Huntington with the fifth largest deposit market share in Dallas and Houston, as well as the eighth largest deposit market share across the State of Texas, and that it will expand Huntington’s franchise into 21 states including new high-growth markets that the Huntington board of directors believes will create a powerful platform for further organic growth and investment;

•	the combined company’s position as one of the largest financial services organizations based in the United States in terms of market capitalization, loans, deposits and net income;
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the financially compelling nature of the transaction, including the expected positive impact on financial metrics, including the expected financial returns, earnings per share accretion, and the expectation that the tangible book value per share dilution from the merger would be earned back within a reasonable period following closing;

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the Huntington board of directors’ belief that Cadence’s earnings and prospects, and the synergies potentially available in the proposed merger, would significantly improve Huntington’s market position, increase scale and provide greater revenue growth opportunities and would create the opportunity for superior future earnings and prospects compared to Huntington’s earnings and prospects on a stand-alone basis;

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the complementary nature of the cultures of the two companies, including with respect to Cadence’s relationship-first, community based approach to banking that aligns with Huntington’s values and local approach to banking, and the Huntington board of directors’ belief that the complementary cultures will facilitate the successful integration and implementation of the transaction;

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the complementary nature of the products, customers and geographic markets of the two companies, which Huntington believes should provide the opportunity to mitigate risks and increase potential returns;

•	the ability to bring Huntington’s leading digital capabilities and broader range of products and services to Cadence’s customers and communities;
•	the expanded possibilities for growth that would be available to Huntington following the merger, given its larger size, asset base, capital and footprint;
•	the expectation of significant cost savings resulting from the merger;
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the terms of the merger and the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by Cadence shareholders as a result of possible increases or decreases in the trading price of Cadence or Huntington stock following the announcement of the merger, which the Huntington board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

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the fact that following the merger, Huntington’s board of directors would include three (3) current Cadence directors, including Mr. Rollins, who will join Huntington as non-executive Vice Chairman of the Board of Directors, which the Huntington board of directors believes enhances the likelihood that the strategic benefits that Huntington expects to achieve as a result of the merger will be realized;

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its understanding of the current and prospective environment in which Huntington and Cadence operate, including economic conditions, the interest rate environment, the accelerating pace of technological change in the banking industry, increased operating costs resulting from regulatory and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on Huntington both with and without the merger;

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its review and discussions with Huntington’s management and advisors concerning Huntington’s due diligence examination of, among other areas, the operations, financial condition and regulatory compliance programs and prospects of Cadence;

•	its expectation that Huntington will retain its strong capital position and asset quality upon completion of the merger;
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the oral opinion of Evercore rendered to the Huntington board of directors on October 26, 2025, which was subsequently confirmed in Evercore’s written opinion dated October 26, 2025, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the exchange ratio pursuant to the merger was fair, from a financial point of view, to Huntington, as more fully described below in the section entitled “The Merger—Opinion of Huntington’s Financial Advisor,” beginning on page 65 and the full text of the written opinion of Evercore attached as Annex B to this proxy statement;

•	its expectation that the required regulatory approvals could be obtained in a timely fashion;
•	its review with Huntington’s outside legal advisor, Wachtell Lipton, of the terms of the merger agreement, including the representations, covenants, deal protection and termination provisions; and

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Huntington’s past record of integrating mergers and of realizing projected financial goals and benefits of acquisitions and the strength of Huntington’s management and infrastructure to successfully complete the integration process.

The Huntington board of directors also considered potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to outweigh these risks. These potential risks include:
•
the regulatory and other approvals required in connection with the merger and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose unacceptable conditions;

•	the possibility of encountering difficulties in achieving anticipated synergies and cost savings in the amounts estimated or in the timeframe contemplated;
•	the possibility of encountering difficulties in successfully integrating Huntington’s and Cadence’s business, operations and workforce;
•	the risk of losing key Huntington or Cadence employees during the pendency of the merger and thereafter;
•	the dilution to current Huntington shareholders from the issuance of additional shares of Huntington common stock in the merger;
•	certain anticipated merger-related costs;
•	the possible diversion of management attention and resources from the operation of Huntington’s business towards the completion of the merger;
•	the potential for legal claims challenging the merger; and
•	the other risks described under the sections entitled “Risk Factors” beginning on page 34 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31.
The foregoing discussion of the information and factors considered by the Huntington board of directors is not intended to be exhaustive, but includes the material factors considered by the Huntington board of directors. In reaching its decision to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement, the Huntington board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Huntington board of directors considered all these factors as a whole, including through its discussions with Huntington’s management and financial and legal advisors, in evaluating the merger agreement, the merger, and the other transactions contemplated by the merger agreement.
For the reasons set forth above, the Huntington board of directors determined that the merger, the merger agreement and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Huntington and its shareholders, and adopted and approved the merger agreement, the merger and the other transactions contemplated thereby.
It should be noted that this explanation of the reasoning of the Huntington board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31.
For the reasons set forth above, the Huntington board of directors unanimously recommends that the holders of Huntington common stock vote “FOR” the Huntington share issuance proposal and “FOR” the other proposals to be considered at the Huntington special meeting.
Cadence’s Reasons for the Merger; Recommendation of Cadence’s Board of Directors
In reaching its decision to adopt the merger agreement and approve the merger and the other arrangements contemplated by the merger agreement, and to recommend that its shareholders approve the merger agreement and the merger, the Cadence board of directors evaluated the merger agreement, the merger and the other arrangements contemplated by the merger agreement in consultation with Cadence’s management, as well as Cadence’s financial and legal advisors, and considered a number of factors, including the following factors:

•
each of Cadence’s and Huntington’s business, operations, financial condition, stock performance, asset quality, earnings and prospects. In reviewing these factors, including the information obtained through due diligence on Huntington, the Cadence board of directors considered that Huntington’s and Cadence’s respective business, operations and risk profile complement each other and that the companies’ separate earnings and prospects, and the synergies and scale potentially available in the proposed transaction, create the opportunity for the combined company to leverage complementary and diversified revenue streams and to have superior future earnings and prospects compared to Cadence’s earnings and prospects on a stand-alone basis;

•	the ability to leverage the scale and financial capabilities of the combined company to better manage risk and provide enhanced customer offerings and services across business lines;
•	the combined company’s position as one of the largest financial services organizations based in the United States in terms of market capitalization, loans, deposits and net income;
•
that the combined company’s expanded distribution channels and scale position it to serve an expanded customer base through a distinctive customer experience while driving enhanced financial performance;

•
the ability of the combined company to leverage Huntington’s broader product and services offering, as well as its award-winning digital capabilities, across the expanded combined customer base and the complementary nature of Cadence’s and Huntington’s businesses;

•
the fact that, upon the closing, the combined company’s board of directors would include three (3) legacy Cadence directors, including Mr. Rollins, and that Mr. Rollins would serve as non-executive vice chairman of the Board of Directors of Huntington and Huntington National Bank, each of which the Cadence board of directors believes enhances the likelihood that the strategic benefits Cadence expects to achieve as a result of the merger will be realized;

•	the fact that Huntington has committed to honor Cadence’s existing community foundation contributions;
•
its knowledge of the current environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, increased operating costs resulting from regulatory and compliance mandates, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions and the likely effects of these factors on Cadence’s and the combined company’s potential growth, development, productivity and strategic options;

•	its views with respect to other strategic options potentially available to Cadence, including continuing as a standalone company and a transaction with another potential acquiror or merger partner;
•	the exchange ratio in relation to the respective earnings contributions of Cadence and Huntington;
•	Huntington’s record of integrating acquisitions and of realizing expected financial and other benefits of such acquisitions;
•
the anticipated pro forma financial results of the merger for the combined company, including earnings, earnings per share accretion, dividends, including the substantial increase in dividend income to stockholders, return on equity, tangible book value, asset quality, operational efficiency, liquidity and regulatory capital levels;

•
the complementary nature of Cadence’s and Huntington’s businesses and prospects given the markets they serve and products they offer, and the expectation that the transaction would provide economies of scale, expanded product offerings, cost savings opportunities and enhanced opportunities for growth;

•
its belief that Cadence and Huntington have limited geographic overlaps, which would promote continuity with team members and customers and thereby limit distractions and other costs which could otherwise interfere with the combined enterprise’s ability to realize the anticipated benefits of the merger;

•
its belief that the two companies’ purpose-driven corporate cultures are similar and compatible, including with respect to corporate purpose, management philosophy, banking philosophy, strategic focus, client service, credit cultures and community commitment, and the belief that the foregoing would facilitate successful integration and implementation of the transaction;

•
Cadence’s and Huntington’s shared views regarding the best approach to combining and integrating the two companies, structured to maximize the potential for synergies and positive impact to local communities and minimize the loss of customers and employees and to further diversify the combined company’s operating risk profile compared to the risk profile of either company on a stand-alone basis;

•
its review and discussions with Cadence’s management concerning Cadence’s due diligence examination of the operations, financial condition and regulatory compliance programs and prospects of Huntington;

•	the expectation that the required regulatory approvals could be obtained in a timely fashion, including Huntington’s record of obtaining regulatory approvals;
•	the expectation that the transaction will be generally tax-free for United States federal income tax purposes to Cadence’s shareholders;
•
the fact that the exchange ratio would be fixed, which the Cadence board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction assured that Cadence shareholders would own a specified percentage of the combined company;

•
the fact that 100% of the merger consideration would be in the form of Huntington common stock, which would allow Cadence shareholders the opportunity to participate in the future growth and opportunities of the combined enterprise and the anticipated pro forma impact of the merger and otherwise benefit from the financial performance of the combined enterprise and potential appreciation in the value of Huntington common stock;

•	its expectation that, upon consummation of the merger, Cadence shareholders would own approximately 23% of the combined company on a fully diluted basis;
•
the fact that Cadence’s shareholders will have an opportunity to vote on the approval of the merger agreement and the merger (and that approval would require a majority of all the outstanding shares of common stock);

•	the impact of the merger on Cadence’s employees, including the benefits agreed to be provided by Huntington pursuant to the merger agreement;
•	Huntington’s record of support for its customers and communities;
•
the opinion of KBW, dated October 26, 2025, to the Cadence board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Cadence common stock of the exchange ratio in the proposed merger. See the section entitled “The Merger—Opinion of Cadence’s Financial Advisor”; and

•	the terms of the merger agreement, which Cadence reviewed with its legal advisor, including the representations, covenants, deal protection and termination provisions.
The Cadence board of directors also considered the potential risks related to the transaction but concluded that the anticipated benefits of combining with Huntington were likely to outweigh these risks. These potential risks include:
•	the possible diversion of management attention and resources from other strategic opportunities and operational matters while working to implement the transaction and integrate the two companies;
•	the risk of losing key Cadence employees during the pendency of the merger and thereafter;

•
the restrictions on the conduct of Cadence’s business during the period between execution of the merger agreement and the consummation of the merger, which could potentially delay or prevent Cadence from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the merger;

•	the potential effect of the merger on Cadence’s overall business, including its relationships with customers, employees, suppliers and regulators;
•	the fact that Cadence’s shareholders would not be entitled to appraisal or dissenters’ rights in connection with the merger;
•	the possibility of encountering difficulties in achieving cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;
•
certain anticipated merger-related costs that Cadence expects to incur, including a number of non-recurring costs in connection with the merger even if the merger is not ultimately consummated, including a potential $296 million termination fee if the merger agreement is terminated by Huntington under certain circumstances;

•
the regulatory and other approvals required in connection with the merger and the risk that such regulatory approvals will not be received or will not be received in a timely manner or may impose burdensome or unacceptable conditions;

•	the potential for legal claims challenging the merger or the decision of the Cadence board of directors to pursue and effect the merger;
•
the risk that the merger may not be completed despite the combined efforts of Cadence and Huntington or that completion may be unduly delayed, including as a result of delays in obtaining the required regulatory approvals;

•
the fact that the exchange ratio provides for a fixed number of shares of Huntington common stock and, as such, Cadence shareholders cannot be certain, at the time of the Cadence special meeting, of the market value of the merger consideration they will receive;

•	the other numerous risks and uncertainties that could adversely affect Cadence’s and Huntington’s respective operating performance and financial results; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the information and factors considered by the Cadence board of directors is not intended to be exhaustive, but includes the material factors considered by the board. In reaching its decision to adopt the merger agreement and approve the merger and the other arrangements contemplated by the merger agreement, the Cadence board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Cadence board of directors considered all these factors as a whole in evaluating the merger agreement, the merger and the other arrangements contemplated by the merger agreement.
For the reasons set forth above, the Cadence board of directors determined that the merger agreement and the arrangements contemplated by the merger agreement are advisable and fair to and in the best interests of Cadence and its shareholders, and adopted the merger agreement and approved the merger and the other arrangements contemplated by the merger agreement.
In considering the recommendation of the Cadence board of directors, you should be aware that certain directors and executive officers of Cadence may have interests in the merger that are different from, or in addition to, interests of shareholders of Cadence generally and may be deemed to create potential conflicts of interest. The Cadence board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other arrangements contemplated by the merger agreement, and in recommending to Cadence’s shareholders that they vote in favor of the Cadence merger proposal. See the section entitled “The Merger—Interests of Cadence’s Directors and Executive Officers in the Merger.”

It should be noted that this explanation of the reasoning of the Cadence board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 31.
For the reasons set forth above, the Cadence board of directors unanimously recommends that the holders of Cadence common stock vote “FOR” the Cadence merger proposal and “FOR” the other proposals to be considered at the Cadence special meeting.
Opinion of Huntington’s Financial Advisor
Huntington retained Evercore to act as its financial advisor in connection with the merger. As part of this engagement, the Huntington board of directors requested that Evercore evaluate the fairness, from a financial point of view of the exchange ratio pursuant to the merger was fair, from a financial point of view to Huntington. At a meeting of the Huntington board of directors held on October 26, 2025, Evercore rendered to the Huntington board of directors its oral opinion, subsequently confirmed by delivery of a written opinion dated October 26, 2025, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the exchange ratio pursuant to the merger was fair, from a financial point of view, to Huntington.
The full text of the written opinion of Evercore, dated October 26, 2025, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex B and is incorporated herein by reference into this joint proxy statement/prospectus in its entirety. The summary of the opinion of Evercore set forth below is qualified in its entirety by reference to the full text of the written opinion. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Huntington board of directors (solely in its capacity as such) in connection with its evaluation of the proposed merger. The opinion does not constitute a recommendation to the Huntington board of directors or to any other persons in respect of the merger, including as to how any holder of shares of Huntington common stock should vote or act in respect of the merger. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Huntington, nor does it address the underlying business decision of Huntington to engage in the merger.
In connection with rendering its opinion, Evercore, among other things:
•
reviewed certain publicly available business and financial information relating to Cadence and Huntington that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•
reviewed certain internal projected financial data relating to Cadence and furnished to us by the management of Huntington and certain internal projected financial data relating to Huntington prepared and furnished to us by the management of Huntington, each as approved for Evercore’s use by Huntington (the “Forecasts”), including certain operating synergies prepared by the management of Huntington expected to result from the merger, as approved for Evercore’s use by Huntington (the “Synergies”);

•
discussed with the managements of Huntington and Cadence their assessment of the past and current operations of Cadence, the current financial condition and prospects of Cadence and the Forecasts relating to Cadence, and discussed with the management of Huntington their assessment of the past and current operations of Huntington, the current financial condition and prospects of Huntington, and the Forecasts;

•	reviewed the reported prices and the historical trading activity of Cadence common stock and Huntington common stock;
•	compared the financial performance of Cadence and Huntington and their respective stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•
compared the financial performance of Cadence and the valuation multiples relating to the merger with the financial terms, to the extent publicly available, of certain other transactions that Evercore deemed relevant;

•	reviewed the financial terms and conditions of a draft, dated October 24, 2025, of the merger agreement; and
•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.
For purposes of Evercore’s analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information), and further relied upon the assurances of the management of Huntington that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, including the Synergies, Evercore assumed with the consent of the Huntington board of directors that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Huntington as to the future financial performance of Huntington and Cadence and the other matters covered thereby. Evercore relied, at the direction of Huntington, on the assessments of the management of Huntington as to Huntington’s ability to achieve the Synergies and were advised by Huntington, and assumed with the consent of the Huntington board of directors that the Synergies would be realized in the amounts and at the times projected. Evercore expressed no view as to the Forecasts, including the Synergies, or the assumptions on which they were based.
For purposes of Evercore’s analysis and opinion, Evercore assumed, in all respects material to its analysis, that the final executed merger agreement would not differ from the draft merger agreement reviewed by Evercore, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger would be satisfied without waiver or modification thereof. Evercore is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances and marks for losses with respect thereto and, accordingly, Evercore assumed that such allowances for losses, and marks for losses for Huntington and Cadence were in the aggregate adequate to cover such losses. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on Cadence, Huntington or the consummation of the merger or reduce the contemplated benefits to Huntington of the merger.
Evercore did not conduct a physical inspection of the properties or facilities of Cadence or Huntington, did not review individual credit files and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Cadence or Huntington, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of Cadence or Huntington under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of the date of its opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of its opinion. It is understood that subsequent developments may affect Evercore’s opinion and that Evercore did not and does not have any obligation to update, revise or reaffirm its opinion.
Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to Huntington, from a financial point of view, of the exchange ratio. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors or other constituencies of Cadence, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Huntington or Cadence, or any class of such persons, whether relative to the exchange ratio or otherwise. Evercore was not asked to, nor did it express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the merger, including, without limitation, the structure or form of the merger, or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger agreement. Evercore’s opinion did not address the relative merits of the merger as compared to other business or financial strategies that might have been available to Huntington, nor did it address the underlying business decision of Huntington to engage in the merger. Evercore did not express any view on, and its opinion did not address, what the value of Huntington common stock actually will be when issued or the prices at which Huntington common stock will trade at any time, including following announcement or consummation of the merger, as to the potential effects of volatility in the credit, financial and stock markets on Huntington or as to the impact of the merger on the solvency or viability of Huntington or the ability of Huntington to pay its obligations when they come due. Evercore’s opinion did not constitute a recommendation to the Huntington board of directors or to any other persons in respect of the merger, including as to how any holder of shares of Huntington common stock should vote or act in respect of the merger. Evercore did not express any opinion as to the prices at which shares of Cadence common stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Cadence or the merger or as to the impact of the merger on the solvency or viability of Cadence or the ability of Cadence to pay its obligations when they come due. Evercore is not legal, regulatory, accounting or tax experts and assumed the accuracy and completeness of assessments by Huntington and its advisors with respect to legal, regulatory, accounting and tax matters.
Set forth below is a summary of the material financial analyses reviewed by Evercore with the Huntington board of directors on October 26, 2025 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before October 24, 2025, and is not necessarily indicative of current market conditions.
For purposes of its analyses and reviews, Evercore considered general business, economic, market and financial conditions, industry sector performance, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which are beyond the control of Huntington. The estimates contained in Evercore’s analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty.
The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.
For purposes of the financial analyses described below, Evercore calculated an implied value of the exchange ratio (the “Implied Exchange Ratio Value Per Share”) of $39.77 per outstanding share of Cadence common stock by multiplying 2.475, the exchange ratio pursuant to the merger agreement, by $16.07, the closing price of Huntington common stock on October 24, 2025.
Summary of Evercore’s Financial Analyses
Huntington Standalone Analyses
Selected Publicly Traded Companies Analysis
Evercore reviewed and compared certain financial information of Huntington to corresponding financial multiples and ratios for the following selected publicly traded companies in the banking industry:
•	U.S. Bancorp.
•	The PNC Financial Services Group, Inc.

•	Truist Financial Corporation
•	Citizens Financial Group, Inc.
•	Fifth Third Bancorp
•	M&T Bank Corporation
•	KeyCorp
•	Regions Financial Corporation
•	Zions Bancorporation, National Association
For each of the selected companies, Evercore calculated price per share as a multiple of each of: (i) estimated earnings per share (“EPS”) (based on consensus estimates) for the calendar year 2026 (which is referred to as “P / 2026E EPS”), and (ii) tangible book value (“TBV”) per share as of the selected companies most recently completed fiscal quarter for which TBV per share information was publicly available as of October 24, 2025 (which is referred to as “P / TBVPS”), based on closing share prices as of October 24, 2025. Estimated financial data of the selected companies were based on publicly available research analysts’ estimates.
This analysis indicated the following:

Benchmark	Median
P / 2026E EPS	9.9x
P / TBVPS	1.61x

Based on the multiples it derived for the selected companies and its professional judgment and experience, Evercore applied: (i) a P / 2026E EPS multiple reference range of 10.0x to 11.0x to an estimate of Huntington’s EPS in calendar year 2026, as reflected in the Forecasts, and (ii) a P / TBVPS multiple reference range of 1.50x to 1.80x to Huntington’s TBVPS as September 30, 2025, to derive implied share price value reference ranges for Huntington. Based on these ranges of implied share prices, this analysis indicated a range of implied equity values per share of Huntington common stock as set forth in the table below, compared to the closing price of Huntington common stock of $16.07 on October 24, 2025.

Multiple Reference Range	Implied Equity Values per Share of Huntington Common Stock
P / 2026E EPS 10.0x – 11.0x	$16.53 – $18.19
P / TBVPS 1.50x – 1.80x	$14.31 – $17.17

Although none of these companies is directly comparable to Huntington, Evercore selected these companies because they are publicly traded companies in the banking industry with business characteristics that Evercore, in its professional judgment and experience, considered generally relevant for purposes of its financial analyses. In evaluating the selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected companies.
Regression Analysis
Evercore performed a regression analysis using the P / TBVPS multiples for the selected companies observed by Evercore as described above under “— Huntington Standalone — Selected Publicly Traded Companies Analysis” compared to the 2026 estimated return on average tangible common equity (“ROATCE”) in 2026 (“2026E ROATCE”) for those selected companies using FactSet consensus estimates to derive a regression line reflecting a range of P / TBVPS multiples at a range of 2026E ROATCE for the selected companies. Evercore observed that the 2026E ROATCE for Huntington as reflected in the Forecasts corresponded to an implied P/TBV per share multiple of 1.76x on the regression line.

Based on this analysis, Evercore applied implied P / TBVPS multiples ranging from 1.55x to 1.80x to the TBVPS as of September 30 2025, as reflected in its publicly available filings, to derive a range of implied values per share of Huntington common stock of $14.79 to $17.17, compared to the closing price of Huntington common stock of $16.07 on October 24, 2025.
Dividend Discount Analysis
Evercore performed a dividend discount analysis of Huntington on a standalone basis to calculate ranges of implied present values per share of Huntington common stock on a standalone basis utilizing estimates of the implied distributions to Huntington shareholders on a standalone basis over the period beginning September 30, 2025 through December 31, 2029, calculated using the Forecasts assuming at the direction of Huntington Management that Huntington would make distributions of capital in excess of the amount necessary to achieve an accumulated other comprehensive income adjusted common equity tier 1 (“CET1”) capital of 9.0% to 10.0%. Evercore calculated terminal values for Huntington on a standalone basis by applying illustrative range of terminal multiples of 10.0x to 11.0x, which range was selected based on Evercore’s professional judgment and experience, to an estimate of the adjusted net income that Huntington was forecasted to generate on a standalone basis in calendar year 2030 based on the Forecasts.
The implied distributions and terminal values were then discounted to present value as of October 24, 2025 using discount rates ranging from ranging from 11.0% to 13.0%, representing an estimate of Huntington’s cost of equity, as estimated by Evercore based on its professional judgment and experience, to derive a range of implied values per share of Huntington common stock on a standalone basis of $16.59 to $19.13, compared to the closing price of Huntington common stock of $16.07 on October 24, 2025.
Other Factors
Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:
Equity Research Analysts’ Price Targets
Evercore reviewed selected publicly available share price targets of research analysts’ estimates known to Evercore as of October 24, 2025, noting that low and high share price targets for Huntington common stock ranged from $15.00 to $23.00, compared to the closing price of Huntington common stock of $16.07 on October 24, 2025. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares of Huntington common stock and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of Huntington and future general industry and market conditions.
52-Week Trading Range Analysis
Evercore reviewed historical trading prices of shares of Huntington common stock during the 52-week period ended October 24, 2025, noting that low and high prices (based on closing prices) during such period ranged from $12.49 to $18.20 per share of Huntington common stock, compared to the closing price of Huntington common stock of $16.07 on October 24, 2025.
Cadence Standalone Analyses
Selected Publicly Traded Companies Analysis
Evercore reviewed and compared certain financial information of Cadence to corresponding financial multiples and ratios for the following selected publicly traded companies in the banking industry:
•	Western Alliance Bancorporation
•	Zions Bancorporation, National Association
•	Webster Financial Corporation
•	First Horizon Corporation

•	East West Bancorp, Inc.
•	UMB Financial Corporation
•	Old National Bancorp
•	Wintrust Financial Corporation
•	SouthState Bank Corporation
•	Valley National Bancorp
•	Cullen/Frost Bankers, Inc.
•	BOK Financial Corporation
•	F.N.B. Corporation
•	Associated Banc-Corp
•	Prosperity Bancshares, Inc.
•	Hancock Whitney Corporation
•	BankUnited, Inc.
•	Texas Capital Bancshares, Inc.
For each of the selected companies, Evercore calculated price per share as a multiple of each of: (i) estimated EPS (based on consensus estimates) for the calendar year 2026 (which is referred to as “P / 2026E EPS”), and (ii) TBV per share as of the selected companies most recently completed fiscal quarter for which TBV per share information was publicly available as of October 24, 2025 (which is referred to as “P / TBVPS”), based on closing share prices as of October 24, 2025. Estimated financial data of the selected companies were based on publicly available research analysts’ estimates.
This analysis indicated the following:

Benchmark	Median
P / 2026E EPS	9.8x
P / TBVPS	1.43x

Based on the multiples it derived for the selected companies and its professional judgment and experience, Evercore applied: (i) a P / 2026E EPS multiple reference range of 9.5x to 11.5x to an estimate of Cadence’s EPS in calendar year 2026, as reflected in the Forecasts, and (ii) a P / TBVPS multiple reference range of 1.40x to 1.70x to Cadence’s TBVPS, as of September 30, 2025, to derive implied share price value reference ranges for Cadence. Based on these ranges of implied share prices, this analysis indicated a range of implied equity values per share of Cadence common stock as set forth in the table below, compared to the closing price of Cadence common stock of $36.49 on October 24, 2025 and the Implied Exchange Ratio Value Per Share of $39.77.

Multiple Reference Range	Implied Equity Values per Share of Cadence Common Stock
P / 2026E EPS 9.5x – 11.5x	$32.38 – $39.20
P / TBVPS 1.40x – 1.70x	$31.95 – $38.79

Although none of these companies is directly comparable to Cadence, Evercore selected these companies because they are publicly traded companies in the banking industry with business characteristics that Evercore, in its professional judgment and experience, considered generally relevant for purposes of its financial analyses. In evaluating the selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected companies.
Regression Analysis
Evercore performed a regression analysis using the P / TBVPS multiples for the selected companies observed by Evercore as described above under “— Cadence Standalone – Selected Publicly Traded Companies Analysis” compared to the 2026E ROATCE for those selected companies using FactSet consensus estimates to derive a regression line reflecting a range of P / TBVPS multiples at a range of 2026E ROATCE for the selected companies. Evercore observed that the 2026E ROATCE for Cadence on a standalone basis as reflected in the Forecasts corresponded to an implied P / TBVPS multiple of 1.53x on the regression line.
Based on this analysis, Evercore applied implied P / TBVPS multiples ranging from 1.40x to 1.70x to the TBVPS as of September 30, 2025 for Cadence on a standalone basis, as reflected in its publicly available filings, to derive a range of implied values per share of Cadence common stock on a standalone basis of $31.95 to $38.79, compared to the closing price of Cadence common stock of $36.49 on October 24, 2025, and the Implied Exchange Ratio Value Per Share of $39.77.
Dividend Discount Analysis
Evercore performed a dividend discount analysis of Cadence on a standalone basis to calculate ranges of implied present values per share of Cadence common stock on a standalone basis utilizing estimates of the implied distributions to Cadence shareholders on a standalone basis over the period beginning September 30, 2025 through December 31, 2029, calculated using the Forecasts assuming at the direction of Huntington Management that Cadence would make distributions of capital in excess of the amount necessary to achieve a CET1 capital of 9.5% to 10.5%. Evercore calculated terminal values for Cadence on a standalone basis by applying illustrative range of terminal multiples of 10.5x to 11.5x, which range was selected based on Evercore’s professional judgment and experience, to an estimate of the adjusted net income that Cadence was forecasted to generate on a standalone basis in calendar year 2030 based on the Forecasts.
The implied distributions and terminal values were then discounted to present value as of October 24, 2025 using discount rates ranging from ranging from 11.5% to 13.5%, representing an estimate of Cadence’s cost of equity, as estimated by Evercore based on its professional judgment and experience, to derive a range of implied values per share of Cadence common stock on a standalone basis of $41.21 to $46.80, compared to the closing price of Cadence common stock of $36.49 on October 24, 2025, and the Implied Exchange Ratio Value Per Share of $39.77.
Selected Precedent Transaction Analysis
Evercore reviewed, to the extent publicly available, financial information related to the following selected transactions involving target companies in the banking industry.
The selected transactions reviewed by Evercore, and the date each was announced were as follows:

Date Announced	Acquirer	Target
10/6/2025	Fifth Third Bancorp	Comerica Incorporated
9/8/2025	The PNC Financial Services Group, Inc.	FirstBank Holding Company
4/23/2025	Columbia Banking System, Inc.	Pacific Premier Bancorp, Inc.
5/20/2024	SouthState Corporation	Independent Bank Group, Inc.
4/29/2024	UMB Financial Corporation	Heartland Financial USA, Inc.
9/16/2021	First Interstate BancSystem, Inc.	Great Western Bancorp, Inc.
7/28/2021	Citizens Financial Group, Inc.	Investors Bancorp, Inc.
2/22/2021	M&T Bank Corporation	People’s United Financial, Inc.
12/13/2020	Huntington Bancshares Incorporated	TCF Financial Corporation
6/17/2019	Prosperity Bancshares, Inc.	LegacyTexas Financial Group, Inc.
7/24/2018	Synovus Financial Corp.	FCB Financial Holdings, Inc.

Date Announced	Acquirer	Target
5/21/2018	Fifth Third Bancorp	MB Financial, Inc.

For each selected transaction, Evercore calculated the equity value implied by the selected transaction (“Transaction Value”) as a multiple of each of: (i) estimated earnings of the target company in the fiscal year following the announcement date, calendarized to a December 31 fiscal year end (which is referred to as “Transaction Value / Forward Earnings”), and (ii) TBV of the target company as of the target company’s most recently completed fiscal quarter for which TBV information was publicly available as of the announcement date for each respective selected transaction (which is referred to as “Transaction Value / TBV”). Estimated financial data the target companies or businesses reviewed in the selected transactions were based on publicly available research analysts’ estimates.
Based on the multiples it derived from the selected transactions and its professional judgment and experience, Evercore applied (i) a Transaction Value / Forward Earnings multiple reference range of 12.0x to 14.0x to Cadence’s 2026E EPS, as reflected in the Forecasts, and (ii) a Transaction Value / TBV multiple reference range of 1.50x to 2.20x to Cadence’s TBVPS to derive implied share price value reference ranges for Cadence. This analysis indicated a range of implied equity values per share of Cadence common stock as set forth in the table below, compared to the closing price of Cadence common stock of $36.49 on October 24, 2025, and the Implied Exchange Ratio Value Per Share of $39.77.

Multiple Reference Range	Implied Equity Values per Share of Cadence Common Stock
Transaction Value / Forward Earnings 12.0x – 14.0x	$40.90 – $47.72
Transaction Value / TBV 1.50x – 2.20x	$34.23 – $50.20

Although none of the target companies or businesses reviewed in the selected transactions analysis is directly comparable to Cadence and none of the selected transactions is directly comparable to the merger, Evercore selected these transactions because they involve companies or businesses that Evercore, in its professional judgment and experience, considered generally relevant for purposes of its financial analyses. In evaluating the selected transactions, Evercore made judgments and assumptions with regard to general business, economic and market conditions and other factors existing at the time of the selected transactions, and other matters, as well as differences in financial, business and operating characteristics and other factors relevant to the target companies or businesses in the selected transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the target companies or businesses in the selected transactions and the multiples derived from the selected transactions. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected transactions.
Other Factors
Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:
Equity Research Analysts’ Price Targets
Evercore reviewed selected publicly available share price targets of research analysts’ estimates known to Evercore as of October 24, 2025, noting that the low and high share price targets for Cadence common stock ranged from $38.00 to $47.00, compared to the closing price of Cadence common stock of $36.49 on October 24, 2025, and the Implied Exchange Ratio Value Per Share of $39.77. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares of Cadence common stock and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of Cadence and future general industry and market conditions.
52-Week Trading Range Analysis
Evercore reviewed historical trading prices of shares of Cadence common stock during the 52-week period ended October 24, 2025, noting that low and high prices (based on closing prices) during such period ranged from $26.42 to $39.77 per share of Cadence common stock, compared to the closing price of Cadence common stock of $36.49 on October 24, 2025, and the Implied Exchange Ratio Value Per Share of $39.77.
Premia Paid Analysis
Using publicly available information, Evercore reviewed certain selected acquisition transactions involving publicly traded companies in the banking industry with a transaction equity value between $2.0 billion and $15.0 billion that were announced since 2018 (excluding distressed transactions, mergers-of equals and sales of foreign-owned subsidiaries). Using publicly available information, Evercore calculated the premium paid in each transaction as the percentage by which the per share consideration paid or proposed to be paid in each such transaction exceeded the unaffected prices per share of the target companies prior to announcement of each transaction. Based on the results of this analysis and its professional judgment and experience, Evercore applied a premium range of 10.0% to 20.0% to the closing price of Cadence common stock of $36.49 on October 24, 2025. This analysis indicated a range of implied equity values per share of Cadence common stock of $40.14 to $43.79, compared to the closing price of Cadence common stock of $36.49 on October 24, 2025, and the Implied Exchange Ratio Value Per Share of $39.77.
Pro Forma Analyses
Illustrative Implied Exchange Ratio Analysis
Utilizing the approximate implied per share equity value derived for Huntington and Cadence by application of the high and low ends of the relevant reference ranges selected for Huntington and Cadence indicated in each of the selected publicly traded companies analyses, dividend discount analyses, and selected precedent transaction analysis summarized in this section under the heading “– Summary of Evercore’s Financial Analyses”, as well as, for reference only, the equity research analysts’ price targets and 52-week trading range analysis summarized in this section under the heading “– Other Factors”, in each case as described above and assuming 100% stock consideration consisting entirely of Huntington common stock, Evercore calculated the following ranges of implied exchange ratios, as compared to (i) 2.271x, the exchange ratio implied based on the closing prices of Huntington common stock and Cadence common stock on October 24, 2025 and (ii) 2.475x, the exchange ratio pursuant to the merger agreement:

Methodology	Implied Exchange Ratio
Selected Publicly Traded Companies
P / 2026E EPS	1.780x – 2.371x
P / TBVPS	1.860x – 2.711x
Regression Analysis
P / TBVPS vs. ROATCE Regression	1.860x – 2.623x
Discounted Dividend
Terminal Multiple Method	2.154x – 2.821x
For Reference Only
Selected Precedent Transaction
Transaction Value / Forward Earnings	2.249x – 2.886x
Transaction Value / TBV	1.993x – 3.508x
Equity Research Analysts’ Price Targets	1.857x – 2.733x
52-Week Trading Range	1.902x – 2.434x

Has / Gets Analysis – Dividend Discount Analysis
Evercore reviewed the implied aggregate equity value of Huntington attributable to holders of Huntington common stock on a pro forma basis giving effect to the merger based on a dividend discount analysis. The pro forma implied equity value attributable to holders of Huntington common stock was equal to the product obtained by multiplying approximately 77.0% (Huntington’s stockholders’ pro forma ownership of the combined company immediately following the completion of the merger based the exchange ratio of 2.475x set forth in the merger agreement) by an amount equal to the implied aggregate equity value of Huntington on a pro forma basis giving effect to the merger, calculated as (i) Huntington’s standalone implied aggregate equity value calculated using the dividend discount analysis summarized above under the caption “—Huntington Standalone — Dividend

Discount Analysis” (calculated using the midpoint value determined by the Huntington standalone dividend discount analysis), plus (ii) Cadence’s standalone implied aggregate equity value calculated using the dividend discount analysis summarized above under the caption “—Cadence Standalone—Dividend Discount Analysis” (calculated using the midpoint value determined by the Cadence standalone dividend discount analysis), and plus (iii) the net present value, as of October 24, 2025, of the Synergies and merger expenses (using the discount rate of 12.0% and 10.5x terminal multiple). This analysis resulted in an implied incremental aggregate equity value of Huntington on a pro forma basis attributable to holders of Huntington common stock of approximately $1.891 billion relative to Huntington’s standalone implied aggregate equity value calculated using the dividend discount analysis summarized above under the caption “—Huntington Standalone—Dividend Discount Analysis” (calculated using the midpoint value determined by the Huntington standalone dividend discount analysis).
Accretion / Dilution Analysis
Evercore reviewed the potential pro forma financial effect of the merger on Huntington’s (i) EPS for the calendar years 2026 and 2027, and (ii) Huntington’s TBVPS at the closing of the merger. Estimated financial data of Huntington and Cadence as well as the pro forma effects of the merger were based on the Forecasts and information provided by Huntington Management. Based on the exchange ratio of 2.475x provided in the merger agreement, this analysis indicated that the merger could be accretive to Huntington’s pro forma estimated earnings per share in 2026 and 2027, respectively and dilutive to Huntington’s TBVPS at the Closing of the merger. The actual results achieved by the combined company may vary from projected results and the variations may be material.
Miscellaneous
The foregoing summary of Evercore’s financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the Huntington board of directors. In connection with the review of the merger by the Huntington board of directors, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the shares of Huntington common stock, or of Cadence common stock. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Huntington or its advisors. Rounding may result in total sums set forth in this section not equaling the total of the figures shown.
Evercore prepared these analyses for the purpose of providing an opinion to the Huntington board of directors as to the fairness, from a financial point of view, of the exchange ratio to be received by holders of Huntington common stock. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.
Evercore’s financial advisory services and its opinion were provided for the information and benefit of the Huntington board of directors (in its capacity as such) in connection with its evaluation of the proposed merger. The issuance of Evercore’s opinion was approved by an Opinion Committee of Evercore.

Evercore did not recommend any specific exchange ratio to the Huntington board of directors or Huntington’s management or that any specific exchange ratio constituted the only appropriate exchange ratio in the merger for the holders of Huntington common stock.
Pursuant to the terms of Evercore’s engagement letter with the Huntington board of directors, Huntington has agreed to pay Evercore a fee for its services in the aggregate amount of approximately $35.0 million, of which (1) $2.0 million was payable upon delivery of Evercore’s opinion and is fully creditable against any fee payable upon the consummation of the merger and (2) approximately $33.0 million will be payable contingent upon the consummation of the merger. Huntington has also agreed to reimburse Evercore for its expenses and to indemnify Evercore against certain liabilities arising out of its engagement.
During the two-year period prior to the date hereof, Evercore and its affiliates have provided financial advisory or other services to Huntington and received fees for the rendering of these services in the amount of approximately $10 million. In addition, during the two-year period prior to the date hereof, Evercore and its affiliates have not been engaged to provide financial advisory or other services to Cadence and have not received any compensation from Cadence during such period. Evercore may provide financial advisory or other services to Huntington and Cadence in the future, and in connection with any such services Evercore may receive compensation.
Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to Huntington, Cadence, potential parties to the merger and/or any of their respective affiliates or persons that are competitors, customers or suppliers of Huntington or Cadence.
Huntington engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.
Opinion of Cadence’s Financial Advisor
Cadence engaged KBW to render financial advisory and investment banking services to Cadence, including an opinion to the Cadence board of directors as to the fairness, from a financial point of view, to the common stockholders of Cadence of the exchange ratio in the merger. Cadence selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the proposed merger and familiarity with Cadence having acted in the past as Cadence’s financial advisor. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
As part of its engagement, representatives of KBW attended the meeting of the Cadence board of directors held on October 26, 2025, at which the Cadence board of directors evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Cadence board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its written opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Cadence common stock. The Cadence board of directors approved the merger agreement at such meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in rendering its opinion.
KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Cadence board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to the holders of Cadence common stock. It did not address the underlying business decision of Cadence to engage in the merger or enter into the merger agreement or constitute a recommendation to the Cadence board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Cadence common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.
KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
In connection with this opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Cadence and Huntington and bearing upon the merger, including among other things, the following:
•	a draft of the merger agreement dated October 25, 2025 (the most recent draft then made available to KBW);
•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Cadence;
•	the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025 and June 30, 2025 of Cadence;
•	certain unaudited financial results for the fiscal quarter ended September 30, 2025 of Cadence (contained in the Current Report on Form 8-K filed by Cadence on October 20, 2025);
•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Huntington;
•	the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025 and June 30, 2025 of Huntington;
•	certain unaudited financial results for the fiscal quarter ended September 30, 2025 of Huntington (contained in the Current Report on Form 8-K filed by Huntington on October 17, 2025);
•
certain regulatory filings of Cadence, Huntington and Huntington National Bank, including, as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2024 as well as the quarters ended March 31, 2025 and June 30, 2025;

•	certain other interim reports and other communications of Cadence and Huntington to their respective shareholders; and
•
other financial information concerning the businesses and operations of Cadence and Huntington furnished to KBW by Cadence and Huntington or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:
•	the historical and current financial position and results of operations of Cadence and Huntington;
•	the assets and liabilities of Cadence and Huntington;
•	the nature and terms of certain other merger transactions and business combinations in the banking industry;
•	a comparison of certain financial and stock market information for Cadence and Huntington with similar information for certain other companies, the securities of which were publicly traded;
•
publicly available consensus “street estimates” of Cadence, as well as assumed Cadence long-term growth rates provided to KBW by Cadence management, all of which information was discussed with KBW by Cadence management and used and relied upon by KBW at the direction of Cadence management and with the consent of the Cadence board of directors;

•
financial and operating forecasts and projections of Huntington that were prepared by Huntington management, provided to and discussed with KBW by Huntington management and used and relied upon by KBW based on such discussions, at the direction of Cadence management and with the consent of the Cadence board of directors;

•
certain adjusted balance sheet and capital data of Huntington as of September 30, 2025, pro forma for the recently completed acquisition by Huntington of Veritex Holdings, Inc., incorporating adjustments that were publicly disclosed by Huntington or provided to and discussed with KBW by Huntington management and used and relied upon by KBW based on such discussions, at the direction of Cadence management and with the consent of the Cadence board of directors; and

•
estimates regarding certain pro forma financial effects of the merger on Huntington (including, without limitation, the cost savings expected to result or be derived from the merger) that were prepared by Huntington management, provided to and discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of Cadence management and with the consent of the Cadence board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW was not requested to assist, and did not assist, Cadence with soliciting indications of interest from third parties regarding a potential transaction with Cadence.
In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with KBW or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Cadence as to the reasonableness and achievability of the publicly available consensus “street estimates” of Cadence and the assumed Cadence long-term growth rates referred to above (and the assumptions and bases therefor), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the Cadence “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of Cadence management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated. KBW further relied, with the consent of Cadence, upon Huntington management as to the reasonableness and achievability of the financial and operating forecasts and projections of Huntington and the estimates regarding certain pro forma financial effects of the merger on Huntington (including, without limitation, the cost savings expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for such forecasts, projections and estimates), and KBW assumed that such forecasts, projections and estimates were reasonably prepared and represented the best currently available estimates and judgments of Huntington management and that such forecasts, projections and estimates would be realized in the amounts and in the time periods estimated by such management.
It is understood that the portion of the foregoing financial information of Cadence and Huntington that was provided to KBW was not prepared with the expectation of public disclosure and that all the foregoing financial information, including the publicly available consensus “street estimates” of Cadence referred to above, was based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Cadence and Huntington and with the consent of the Cadence board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Cadence or Huntington since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for credit losses and KBW assumed, without independent verification and with Cadence’s consent, that the aggregate allowances for credit losses for each of Cadence and Huntington are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Cadence or Huntington, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Cadence or Huntington under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by each of Cadence and Huntington of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Cadence and Huntington, but KBW expressed no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.
KBW assumed, in all respects material to its analyses:
•
that the merger and any related transactions would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft version reviewed by KBW and referred to above), with no adjustments to the exchange ratio and with no other consideration or payments in respect of Cadence common stock;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;
•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•
that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and that all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•
that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Cadence, Huntington or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Cadence that Cadence relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Cadence, Huntington, the merger and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters.
KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the exchange ratio in the merger to the holders of Cadence common stock. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction, including, without limitation, the form or structure of the merger or any such related transaction, the treatment of the outstanding preferred stock of Cadence in the merger, any consequences of the merger or any such related transaction to Cadence, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any charitable foundation, employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through the date of such opinion. There has been significant volatility in the stock and other financial markets arising from global tensions and political division, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion, and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:
•	the underlying business decision of Cadence to engage in the merger or enter into the merger agreement;
•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Cadence or the Cadence board of directors;
•
the fairness of the amount or nature of any compensation to any of Cadence’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Cadence common stock;

•
the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Cadence (other than the holders of Cadence common stock, solely with respect to the exchange ratio as described in KBW’s opinion and not relative to the consideration to be received by holders of the outstanding preferred stock of Cadence or any other class of securities) or holders of any class of securities of Huntington or any other party to any transaction contemplated by the merger agreement;

•	the actual value of Huntington common stock to be issued in the merger;
•
the prices, trading range or volume at which Cadence common stock or Huntington common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Huntington common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or
•
any legal, regulatory, accounting, tax or similar matters relating to Cadence, Huntington, their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transaction, including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Cadence and Huntington. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the Cadence board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Cadence board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the proposed merger was determined through negotiation between Cadence and Huntington and the decision of Cadence to enter into the merger agreement was solely that of the Cadence board of directors.
The following is a summary of the material financial analyses presented by KBW to the Cadence board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Cadence board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
For purposes of the financial analyses described below, KBW utilized an implied transaction value for the merger of $39.77 per outstanding share of Cadence common stock, or approximately $7,608 million in the aggregate (inclusive of unvested Cadence equity awards), based on the 2.475x exchange ratio provided for in the merger agreement and the closing price of Huntington common stock on October 24, 2025. In addition to the financial analyses described below, KBW reviewed with the Cadence board of directors for informational purposes, among other things, an implied transaction multiple for the proposed merger (based on the implied transaction value for the merger of $39.77 per outstanding share of Cadence common stock) of 14.0x Cadence’s estimated calendar year 2025 earnings per share (“EPS”) using publicly available consensus “street estimates” of Cadence.
Cadence Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Cadence to 13 selected major exchange-traded banks headquartered in the Southeast region of the United States (defined by S&P Capital IQ Pro as Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia, and West Virgina) or Texas with total assets between $25 billion and $75 billion. Merger targets, ethnic group-focused banks and savings banks, thrifts and mutuals were excluded from the selected companies. Pinnacle Financial Partners, Inc. and Synovus Financial Corp., which have agreed to a merger, were also excluded from the selected companies.
The selected companies were as follows (shown in descending order of total assets by column):

SouthState Bank Corporation	BankUnited, Inc.
Cullen/Frost Bankers, Inc.	United Bankshares, Inc.
Bank OZK	Texas Capital Bancshares, Inc.
Prosperity Bancshares, Inc.	United Community Banks, Inc.
Atlantic Union Bankshares Corporation	WesBanco, Inc.
Hancock Whitney Corporation	Ameris Bancorp Renasant Corporation

To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter (“MRQ”) or latest 12 months (“LTM”) available or as of the end of such periods and market price information as of October 24, 2025. KBW also used 2025 and 2026 EPS estimates taken from publicly available consensus “street estimates” for Cadence and the selected companies. Certain financial data presented in the tables below may not correspond to the data presented in Cadence’s historical financial statements, or the data presented under the section entitled “The Merger—Opinion of Huntington’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of Cadence and the selected companies:

		Selected Companies
	Cadence	Average	Median	25th Percentile	75th Percentile
MRQ Core Return on Average Assets(1)	1.16%	1.33%	1.44%	1.24%	1.50%
MRQ Core Return on Average Tangible Common Equity(1)	14.9%	14.7%	14.8%	13.3%	18.9%
MRQ Net Interest Margin	3.46%	3.66%	3.67%	3.49%	3.83%
MRQ Fee Income / Revenue Ratio(2)	18.1%	16.4%	15.1%	13.8%	20.2%
MRQ Efficiency Ratio	54.8%	51.0%	52.1%	55.9%	47.0%

(1)	Based on core income after taxes and before extraordinary items, excluding gain / (loss) on sale of securities, amortization of intangibles, and nonrecurring items as defined by S&P Capital IQ Pro.
(2)	Excluded gain / (loss) on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Cadence and the selected companies:

		Selected Companies
	Cadence	Average	Median	25th Percentile	75th Percentile
Tangible Common Equity / Tangible Assets	8.24%	9.54%	9.71%	8.44%	10.82%
CET1 Ratio	11.5%	12.6%	12.5%	11.5%	13.4%
Total Capital Ratio	13.1%	15.3%	15.0%	14.6%	15.9%
Loans / Deposits	83.8%	84.7%	88.0%	82.3%	89.2%
Loan Loss Reserves / Loans	1.34%	1.29%	1.23%	1.13%	1.54%
Nonperforming Assets / Loans + Other Real Estate Owned (“OREO”)	0.60%	0.58%	0.50%	0.66%	0.48%
MRQ Net Charge-offs / Average Loans	0.26%	0.25%	0.23%	0.27%	0.19%

In addition, KBW’s analysis showed the following concerning the market performance of Cadence and, to the extent applicable, the selected companies (one of the selected companies did not have quarterly dividends for the MRQ and LTM periods):

		Selected Companies
	Cadence	Average	Median	25th Percentile	75th Percentile
One-Year Stock Price Change	7.7%	1.8%	3.1%	(2.1%)	7.0%
One-Year Total Return	11.2%	4.8%	7.0%	0.8%	9.6%
Year-to-Date Stock Price Change	5.9%	(2.1%)	(3.0%)	(7.4%)	1.8%
Price / Tangible Book Value per Share	1.60x	1.50x	1.49x	1.36x	1.66x
Price / 2025 EPS Estimate	12.8x	11.6x	11.2x	10.8x	12.7x
Price / 2026 EPS Estimate	10.5x	10.3x	10.2x	9.4x	10.9x
Dividend Yield	3.0%	3.3%	3.3%	3.1%	3.9%
LTM Dividend Payout Ratio	38.9%	41.6%	37.3%	32.8%	44.4%

No company used as a comparison in the above selected companies analysis is identical to Cadence. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Huntington Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Huntington to six selected major exchange-traded U.S. banks with total assets between $100 billion and $250 billion. Merger targets and Northern Trust Corporation were excluded from the selected companies.
The selected companies were as follows (shown in descending order of total assets by column):

First Citizens BancShares, Inc.	M&T Bank Corporation
Citizens Financial Group, Inc.	KeyCorp
Fifth Third Bancorp	Regions Financial Corporation

To perform this analysis, KBW used profitability and other financial information for the MRQ or LTM periods available or as of the end of such periods and market price information as of October 24, 2025. KBW also used 2025 and 2026 EPS estimates taken from publicly available consensus “street estimates” for Huntington and the selected companies. Certain financial data presented in the tables below may not correspond to the data presented in Huntington’s historical financial statements, or the data presented under the section entitled “The Merger—Opinion of Huntington’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of Huntington and the selected companies:

		Selected Companies
	Huntington	Average	Median	25th Percentile	75th Percentile
MRQ Core Return on Average Assets(1)	1.19%	1.19%	1.14%	1.04%	1.38%
MRQ Core Return on Average Tangible Common Equity(1)	17.6%	14.9%	14.5%	12.4%	16.9%
MRQ Net Interest Margin	3.13%	3.24%	3.20%	3.03%	3.51%
MRQ Fee Income / Revenue Ratio(2)	28.6%	32.2%	31.7%	28.8%	34.9%
MRQ Efficiency Ratio	57.7%	58.5%	58.1%	61.4%	55.4%

(1)	Based on core income after taxes and before extraordinary items, excluding gain / (loss) on sale of securities, amortization of intangibles, and nonrecurring items as defined by S&P Capital IQ Pro.
(2)	Excluded gain / (loss) on sale of securities.
KBW’s analysis also showed the following concerning the financial condition of Huntington, Huntington (pro forma as of September 30, 2025 for the acquisition of Veritex Holdings, Inc. closed on October 20, 2025) and the selected companies:

			Selected Companies
	Huntington	Huntington Pro Forma(1)	Average	Median	25th Percentile	75th Percentile
Tangible Common Equity / Tangible Assets	6.79%	6.89%	7.89%	7.85%	7.30%	8.59%
Common Equity Tier 1 Ratio	10.6%	10.5%	11.1%	10.9%	10.7%	11.5%
Total Capital Ratio	14.7%	14.4%	14.2%	14.0%	13.8%	14.3%
Loans / Deposits	83.5%	83.9%	78.1%	76.1%	73.8%	82.4%
Loan Loss Reserves / Loans	1.71%	—	1.49%	1.48%	1.36%	1.62%
Nonperforming Assets / Loans + OREO	0.59%	—	0.99%	0.91%	1.10%	0.69%
MRQ Net Charge-offs / Average Loans	0.22%	—	0.60%	0.51%	0.63%	0.43%

(1)
Pro forma metrics shown as of September 30, 2025 as adjusted for the acquisition of Veritex Holdings, Inc. (closed on October 20, 2025) based on publicly disclosed purchase accounting and other transaction adjustments and supplemental transaction adjustments provided by Huntington management.

In addition, KBW’s analysis showed the following concerning the market performance of Huntington, Huntington (pro forma as of September 30, 2025 for the acquisition of Veritex Holdings, Inc. closed on October 20, 2025) and the selected companies (excluding the impact of the LTM dividend payout ratio of one of the selected companies, which ratio was considered not meaningful):

			Selected Companies
	Huntington	Huntington Pro Forma(1)	Average	Median	25th Percentile	75th Percentile
One-Year Stock Price Change	3.3%	—	3.0%	0.1%	(4.4%)	3.4%
One-Year Total Return	7.4%	—	6.5%	4.1%	(1.4%)	8.3%
Year-to-Date Stock Price Change	(1.2%)	—	1.8%	2.4%	(0.9%)	4.3%
Price / Tangible Book Value per Share	1.68x	1.69x	1.55x	1.53x	1.37x	1.78x
Price / 2025 EPS Estimate	11.1x	—	11.7x	11.6x	10.7x	12.2x
Price / 2026 EPS Estimate	9.7x	—	10.2x	10.0x	9.7x	10.3x
Dividend Yield	3.9%	—	3.3%	3.6%	3.3%	4.2%
LTM Dividend Payout Ratio	43.4%	—	37.5%	46.7%	36.9%	47.8%

(1)
Pro forma metrics shown as of September 30, 2025 as adjusted for the acquisition of Veritex Holdings, Inc. (closed on October 20, 2025) based on publicly disclosed purchase accounting and other transaction adjustments and supplemental transaction adjustments provided by Huntington management.

No company used as a comparison in the above selected companies analysis is identical to Huntington. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to eight selected U.S. bank transactions announced since January 1, 2020 with announced deal values between $2.0 billion and $10.0 billion. Merger of equals transactions and reverse mergers were excluded from the selected transactions.
The selected transactions were as follows:

Acquiror	Acquired Company
The PNC Financial Services Group, Inc. Columbia Banking System, Inc. SouthState Corporation U.S. Bancorp Citizens Financial Group, Inc. New York Community Bancorp, Inc. M&T Bank Corporation
FirstBank Holding Company
Pacific Premier Bancorp, Inc.
Independent Bank Group, Inc.
MUFG Union Bank, National Association
Investors Bancorp, Inc.
Flagstar Bancorp, Inc.
People’s United Financial, Inc.

Huntington Bancshares Incorporated	TCF Financial Corporation

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective selected transaction and, as was then publicly available from consensus “street estimates” or public filings of the transaction parties, the one-year forward EPS estimate for the acquired company at the announcement of the respective selected transaction:
•
Price per common share to tangible book value per share of the acquired company (in the case of two selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•
Pay to Trade ratio (calculated as the price to tangible book value multiple paid in the respective transaction divided by the acquiror’s standalone closing stock price to tangible book value multiple);

•
Price per common share to LTM core EPS of the acquired company (in the case of two selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM core net income);

•
Price per common share to estimated EPS of the acquired company for the first full year after the announcement of the respective transaction, referred to as FWD EPS, in the case of six selected transactions in which FWD EPS estimates for the acquired company were available at announcement from consensus “street estimates” or public filings of the transaction parties; and

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium.
KBW also reviewed the price per common share paid for the acquired company for the six selected transactions involving publicly traded acquired companies as a premium/(discount) to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one day market premium). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the merger based on the implied transaction value for the merger of $39.77 per outstanding share of Cadence common stock and using historical financial information for Cadence as of or for the 12-month period ended September 30, 2025, 2026 EPS estimates for Cadence taken from publicly available consensus “street estimates” and the closing price of Cadence common stock on October 24, 2025.
The results of the analysis are set forth in the following table:

Selected Transactions
	Huntington / Cadence	75th Percentile	Average	Median	25th Percentile
Price / Tangible Book Value per Share	1.74x	1.54x	1.47x	1.40x	1.24x
Pay-to-Trade Ratio	1.03x(1)	0.98x	0.87x	0.86x	0.79x
Price / LTM Core EPS(2)	13.4x	15.3x	13.7x	13.9x	13.1x
Price / FWD EPS	11.5x	13.7x	12.2x	12.9x	11.2x

		Selected Transactions
	Huntington / Cadence	75th Percentile	Average	Median	25th Percentile
Core Deposit Premium	9.5%	5.6%	4.5%	4.9%	2.1%
One-Day Market Premium	9.0%	12.1%	9.8%	11.0%	7.2%

(1)
Huntington’s standalone closing stock price to tangible book value multiple was based on Huntington’s tangible book value per share as of September 30, 2025 pro forma for the acquisition of Veritex Holdings, Inc. (closed on October 20, 2025) based on publicly disclosed purchase accounting and other transaction adjustments and supplemental transaction adjustments provided by Huntington management.

(2)
Core income after taxes and before extraordinary items, excluding gain / (loss) on sale of securities, amortization of intangibles, and nonrecurring items as defined by S&P Capital IQ Pro. If core income not available, stated income per S&P Capital IQ Pro used.

No company or transaction used as a comparison in the above selected transaction analysis is identical to Cadence or the proposed transaction. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Huntington and Cadence to various pro forma balance sheet and income statement items and the combined market capitalization of the combined company. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet and income statement data as of or for the three-month and the 12-month periods ended September 30, 2025 for Huntington (pro forma for the acquisition by Huntington of Veritex Holdings, Inc. (closed on October 20, 2025) based on publicly disclosed purchase accounting and other transaction adjustments and supplemental transaction adjustments provided by Huntington management) and Cadence, (ii) financial forecasts and projections of Huntington provided by Huntington management and publicly available consensus “street estimates” for Cadence, and (iii) market price information as of October 24, 2025. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Huntington shareholders and Cadence shareholders in the combined company based on the 2.475x exchange ratio provided for in the merger agreement:

	Huntington % of Total	Cadence % of Total
Ownership:(1)
Pro Forma Ownership at 2.475x exchange ratio	77.3%	22.7%
Balance Sheet:
Total Assets	80.7%	19.3%
Gross Loans Held For Investment	80.0%	20.0%
Total Deposits	80.0%	20.0%
Tangible Common Equity	77.8%	22.2%
Income Statement:
LTM Core Earnings(2)	80.2%	19.8%
2025 Estimated Earnings	79.6%	20.4%
2026 Estimated Earnings	80.0%	20.0%
2027 Estimated Earnings	80.0%	20.0%
Market Capitalization:
Pre-Deal Market Capitalization	78.8%	21.2%
(1)
Implied pro forma fully diluted ownership percentages of Huntington shareholders and Cadence shareholders in the combined company based on the 2.475x exchange ratio provided for in the merger agreement were 77.2% and 22.8%, respectively.

(2)	Core income after taxes and before extraordinary items, excluding gain / (loss) on sale of securities, amortization of intangibles, and nonrecurring items as defined by S&P Capital IQ Pro.
Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Huntington and Cadence. Using (i) closing balance sheet estimates assumed as of March 31, 2026 for Huntington provided by Huntington management and closing balance sheet estimates assumed as of March 31, 2026 for Cadence based on publicly available consensus “street estimates”, (ii) financial forecasts and projections of Huntington provided by Huntington management, (iii) publicly available 2026 and 2027 consensus EPS “street estimates” for Cadence and an assumed long-term EPS growth rate for Cadence provided by Cadence management, and (iv) pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting and earnings adjustments and other merger-related adjustments and the restructuring charge assumed with respect thereto) provided by Huntington management, KBW analyzed the potential financial impact of the merger on certain projected financial results of Huntington. This analysis indicated the merger could be accretive to Huntington’s estimated 2026 EPS and estimated 2027 EPS and could be dilutive to Huntington’s estimated tangible book value per share at closing assumed as of March 31, 2026. The analysis also indicated that, based on Huntington’s projected pro forma financial results attributable to a share of Cadence common stock using the 2.475x exchange ratio provided for in the merger agreement, the merger could be accretive relative to Cadence’s estimated 2026 EPS and estimated 2027 EPS and could be dilutive relative to Cadence’s estimated tangible book value per share at closing assumed as of March 31, 2026. Furthermore, the analysis indicated that, pro forma for the merger, each of Huntington’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing assumed as of March 31, 2026 could be lower. For all of the above analysis, the actual results achieved by Huntington following the merger may vary from the projected results, and the variations may be material.
Cadence Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of Cadence to estimate a range for the implied equity value of Cadence. In this analysis, KBW used publicly available consensus “street estimates” of Cadence and assumed long-term growth rates for Cadence provided by Cadence management, and KBW assumed discount rates ranging from 12.0% to 14.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Cadence could generate over the period from March 31, 2026 through December 31, 2030 as a standalone company, and (ii) the present value of Cadence’s implied terminal value at the end of such period. KBW assumed that Cadence would maintain a common equity tier 1 to risk weighted assets ratio of 10.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Cadence, KBW applied a range of 9.0x to 11.0x Cadence’s estimated 2031 earnings. This dividend discount model analysis resulted in a range of implied values per share of Cadence common stock of $35.15 to $42.68.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Cadence.
Huntington Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of Huntington to estimate a range for the implied equity value of Huntington. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Huntington provided by Huntington management, and KBW assumed discount rates ranging from 12.0% to 14.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Huntington could generate over the period from March 31, 2026 through December 31, 2030 as a standalone company, and (ii) the present value of Huntington’s implied terminal value at the end of such period. KBW assumed that Huntington would maintain a common equity tier 1 to risk weighted assets ratio of 10.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Huntington, KBW applied a range of 9.0x to 11.0x Huntington’s estimated 2031 earnings. This dividend discount model analysis resulted in a range of implied values per share of Huntington common stock of $15.86 to $19.65.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Huntington or the pro forma combined company.
Illustrative Pro Forma Combined Dividend Discount Model Analysis. KBW performed an illustrative dividend discount model analysis of the pro forma combined company. In this analysis, KBW used publicly available consensus “street estimates” of Cadence, assumed long-term growth rates for Cadence provided by Cadence management, financial forecasts and projections relating to the earnings and assets of Huntington provided by Huntington management and certain pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting and earnings adjustments and other merger-related adjustments and the restructuring charge assumed with respect thereto) provided by Huntington management, and KBW assumed discount rates ranging from 12.0% to 14.0%. An illustrative range for the implied equity value of the pro forma combined company was derived by adding (i) the present value of the implied future excess capital available for dividends that the pro forma combined company could generate over the period from March 31, 2026 through December 31, 2030, and (ii) the present value of the pro forma combined company’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. KBW assumed that the pro forma combined company would maintain a common equity tier 1 to risk weighted assets ratio of 10.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values of the pro forma combined company, KBW applied a range of 9.0x to 11.0x the pro forma combined company’s estimated 2031 earnings. This dividend discount model analysis resulted in an illustrative range of implied values for the 2.475 shares of Huntington common stock to be received in the merger for each share of Cadence common stock of $40.18 to $49.71.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Cadence, Huntington or the pro forma combined company.
Miscellaneous. KBW acted as financial advisor to Cadence in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and Cadence), may from time to time purchase securities from, and sell securities to, Cadence and Huntington. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Cadence or Huntington for its and their own respective accounts and for the accounts of its and their respective customers and clients.
Pursuant to the KBW engagement agreement, Cadence agreed to pay KBW a cash fee equal to 0.55% of the aggregate merger consideration, $4,000,000 of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the closing of the merger. Cadence also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, in the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to Cadence. In the two years preceding the date of its opinion, KBW provided investment banking and financial advisory services to Huntington and received compensation for such services. KBW acted as (i) co-manager for Huntington’s January 2024 offering of senior notes, Huntington’s November 2024 offering of senior and subordinated notes and Huntington’s September 2025 offering of preferred stock and (ii) co-manager for Huntington Bank’s February 2025 offering of senior notes and received aggregate fees (including underwriting discounts) of approximately $750,000 from Huntington in connection with those offerings. KBW may in the future provide investment banking and financial advisory services to Cadence or Huntington and receive compensation for such services.
Certain Unaudited Prospective Financial Information
Huntington and Cadence do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates.
However, Huntington and Cadence are including in this joint proxy statement/prospectus certain unaudited prospective financial information for Huntington and Cadence that was made available as described below. We refer to this information collectively as the “prospective financial information.” A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely for the purpose of providing holders of Huntington common stock and holders of Cadence common stock access to certain nonpublic information made available to Huntington and Cadence and their respective boards of directors and financial advisors.
Neither Huntington nor Cadence endorses the prospective financial information as necessarily predictive of actual future results. Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by Huntington senior management or Cadence senior management, as applicable, at the time such prospective financial information, as applicable, was prepared or approved for use by the financial advisors in connection with the financial advisors’ respective financial analyses and opinions as described in this joint proxy statement in the section entitled “The Merger—Opinion of Cadence’s Financial Advisor” beginning on page 75 and “The Merger—Opinion of Huntington’s Financial Advisor” beginning on page 65. The prospective financial information represents, as applicable, Huntington senior management’s or Cadence senior management’s respective evaluation of Huntington’s and Cadence’s expected future financial performance on a standalone basis, without reference to the merger (except as expressly set forth below in the section entitled “The Merger—Certain Unaudited Prospective Financial Information—Certain Estimated Synergies Attributable to the Merger”) and were calculated as described under each of the tables set forth below. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business, economic and regulatory conditions affecting the industries in which Huntington and Cadence operate and the risks and uncertainties described under “Risk Factors” beginning on page 34 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31 and in the reports that Huntington and Cadence file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Huntington and Cadence and will be beyond the control of Huntington following the merger. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of Huntington or Cadence could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that Huntington, Cadence or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any holders of Huntington common stock or holders of Cadence common stock, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information.
The prospective financial information should not be construed as financial guidance, and it should not be relied on as such. This information is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change. The prospective financial information does not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on Huntington or Cadence of the merger, and does not attempt to predict or suggest actual future results of Huntington following the merger or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved as a result of the merger (except as expressly set forth below in the section entitled “The Merger—Certain Unaudited Prospective Financial Information—Certain Estimated Synergies Attributable to the Merger”), the effect on Huntington or Cadence of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the prospective financial information relating to anticipated cost synergies does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which Huntington would operate after the merger.
The prospective financial information was not prepared for the purpose of public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles. As described and subject to the above, the prospective financial information included in this document has been prepared by, and is the responsibility of, Huntington’s and Cadence’s management. PricewaterhouseCoopers LLP (Huntington’s independent registered public accounting firm), Forvis Mazars, LLP (Cadence’s independent registered public accounting firm), or any other independent accounting firm have not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the prospective financial information and, accordingly, PricewaterhouseCoopers LLP and Forvis Mazars, LLP do not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP and Forvis Mazars, LLP reports incorporated by reference to this document relate to Huntington’s and Cadence’s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so.
Huntington Prospective Financial Information Used by Evercore
The following table presents forecasts of Huntington’s 2025 through 2030 net income after taxes available to common shareholders, earnings per share, total assets and risk-weighted assets that were used by Evercore at the direction of Huntington management in the financial analyses performed in connection with Evercore’s opinion:

	2025E	2026E	2027E	2028E	2029E	2030E
Income Statement
Net Income to Common ($ millions)	$2,124	$2,603	$2,807	$3,028	$3,267	$3,525
Earnings Per Share ($)	$1.46	$1.65	$1.82	$2.00	$2.20	$2.42
Balance Sheet
Total Assets ($ billions)	$221.1	$230.4	$244.2	$258.9	$274.4	$290.9
Capital
Risk-Weighted Assets ($ billions)	$163.7	$173.9	$184.3	$195.4	$207.1	$219.5

The above forecasts were calculated as follows:
•
Net Income Available to Common: Reflects the product of consensus Wall Street research estimates for earnings per share and Huntington management’s view of average diluted shares outstanding for 2025 through 2027 and extrapolated thereafter assuming approximately 8% annual growth in 2028 through 2030.

•	Earnings Per Share: Reflects consensus Wall Street research estimates for 2025 through 2027 and extrapolated thereafter assuming approximately 10% annual growth in 2028 through 2030.
•
Total Assets: Reflects consensus Wall Street research estimates for 2025 and Huntington management’s view of total assets in 2026 and extrapolated thereafter assuming 6% annual growth in 2027 through 2030.

•	Risk Weighted Assets: Reflects Huntington management’s view of risk weighted assets in 2025 through 2026 and extrapolated thereafter assuming 6% annual growth in 2027 through 2030.
Cadence Prospective Financial Information Used by Evercore
The following table presents the forecasts of Cadence’s 2025 through 2030 net income available to common shareholders, earnings per share, total assets and risk-weighted assets that were used by Evercore at the direction of Huntington management in the financial analyses performed in connection with Evercore’s opinion:

	2025E	2026E	2027E	2028E	2029E	2030E
Income Statement
Net Income to Common ($ millions)	$570	$644	$722	$794	$874	$961
Earnings Per Share ($)	$3.05	$3.41	$3.82	$4.20	$4.62	$5.08
Balance Sheet
Total Assets ($ billions)	$53.4	$55.2	$58.5	$62.0	$65.7	$69.6
Capital
Risk-Weighted Assets ($ billions)	$42.0	$43.4	$46.0	$48.8	$51.7	$54.8

The above forecasts were calculated as follows:
•
Net Income Available to Common: Reflects the product of consensus Wall Street research estimates for earnings per share and Huntington management’s view of average diluted shares outstanding for 2025 through 2027 and extrapolated thereafter assuming 10% annual growth in 2028 through 2030.

•	Earnings Per Share: Reflects consensus Wall Street research estimates for 2025 through 2027 and extrapolated thereafter assuming 10% annual growth in 2028 through 2030.
•	Total Assets: Reflects Huntington management’s view of total assets for 2025 through 2026 and extrapolated thereafter assuming 6% annual growth in 2027 through 2030.
•	Risk Weighted Assets: Reflects Huntington management’s view of risk weighted assets for 2025 through 2026 and extrapolated thereafter assuming 6% annual growth in 2027 through 2030.
Huntington Prospective Financial Information Used by KBW
The following table presents the forecasts of Huntington’s 2025 through 2030 earnings per share, and 2026 total assets and risk-weighted assets, that were used by KBW at the direction of Cadence management in the financial analyses performed in connection with KBW’s opinion:

	2025E	2026E	2027E	2028E	2029E	2030E
Income Statement
Net Income to Common ($ millions)	$2,124	$2,603	$2,807	$3,028	$3,267	$3,525
Earnings Per Share ($)	$1.45	$1.65	$1.82	$2.00	$2.20	$2.42
Balance Sheet
Total Assets ($ billions)	$221.1	$230.4	$244.2	$258.9	$274.4	$290.9
Capital
Risk-Weighted Assets ($ billions)	$160.4	$173.9	$184.3	$195.4	$207.1	$219.5

The above forecasts were provided to KBW by Huntington and consistent with the Huntington prospective financial information used by Evercore except for 2025E earnings per share and risk-weighted assets as of December 31, 2025.
Cadence Prospective Financial Information Used by KBW
The following table presents the forecasts of Cadence’s 2025 through 2027 earnings per share, and 2026 and 2027 total assets and risk-weighted assets, that were used by KBW at the direction of Cadence management in the financial analyses performed in connection with KBW’s opinion:

	2025E	2026E	2027E	2028E	2029E	2030E
Income Statement
Net Income to Common ($ millions)	$544	$650	$700	$749	$801	$857
Earnings Per Share ($)	$2.85	$3.47	$3.82	$4.09	$4.37	$4.68
Balance Sheet
Total Assets ($ billions)	$53.9	$56.1	$58.5	$61.4	$64.5	$67.7
Capital
Risk-Weighted Assets ($ billions)	$41.9	$43.7	$45.6	$47.9	$50.3	$52.8

The above forecasts were calculated as follows:
•	Net Income Available to Common: Reflects consensus Wall Street research estimates for 2025 through 2027 and extrapolated thereafter assuming 7% annual growth in 2028 through 2030.
•	Earnings Per Share: Reflects consensus Wall Street research estimates for 2025 through 2027 and extrapolated thereafter assuming 7% annual growth in 2028 through 2030.
•	Total Assets: Reflects consensus Wall Street research estimates for 2025 through 2027 and extrapolated thereafter assuming 5% annual growth in 2028 through 2030.

•
Risk Weighted Assets: Reflects Cadence’s risk weighted assets as a percentage of Cadence's total assets of 78% held constant for all periods, based on the percentage as of September 30, 2025, and consensus Wall Street research estimates of Total Assets for 2025 through 2027 and extrapolated thereafter assuming 5% annual growth in 2028 through 2030.

Certain Estimated Synergies Attributable to the Merger
Huntington management developed and provided to its boards of directors certain prospective financial information relating to the anticipated cost synergies to be realized by Huntington beginning in 2026. Such prospective financial information also was provided to Evercore and approved by Huntington for Evercore’s use and reliance, in connection with its financial analysis and opinion as described in this joint proxy statement/prospectus in the section entitled “The Merger—Opinion of Huntington’s Financial Advisor.”
The following table presents the after-tax cost savings attributable to the merger from 2026 through 2030. The cost synergies of $288 million in after-tax net income consisted of estimated after-tax cost savings equal to 30% of Cadence’s forecasted cash noninterest expenses, phased in 75% during 2026 and 100% in 2027. The cost synergies assumed a hypothetical April 1, 2026 closing date for the merger.

($ in millions)	2026E	2027E	2028E	2029E	2030E
Cost Synergies (after-tax)	$156	$288	$298	$308	$319
One-Time Merger Expenses (after-tax)	$(409)	$(30)	$—	$—	$—

The above forecasts make certain adjustments to the prospective financial information with respect to Huntington and Cadence on a standalone basis set forth under “Huntington Prospective Financial Information Used by Evercore” and “Cadence Prospective Financial Information Used by Evercore” to give effect to certain purchase accounting considerations and other assumptions related to the merger to derive prospective financial information with respect to Huntington after completion of the merger, which was provided to Evercore by Huntington management and approved by Huntington for Evercore’s use and reliance, in connection with its financial analysis and opinion as described in this joint proxy statement/prospectus in the section entitled “The Merger—Opinion of Huntington’s Financial Advisor.”
See above in this the section for further information regarding the uncertainties underlying the synergy estimates as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 31 and 34, respectively, for further information regarding the uncertainties and factors associated with realizing synergies in connection with the merger.
General
The prospective financial information was prepared separately using, in some cases, different assumptions, and the different estimates are not intended to be added together or averaged. The sum of the prospective financial information together for the two companies is not intended to represent the results Huntington following the merger will achieve if the merger is completed and is not intended to represent forecasted financial information for Huntington if the merger is completed.
By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither Huntington nor Cadence nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Huntington or Cadence compared to the information contained in the prospective financial information, or that the results reflected in the prospective financial information will be achieved. Neither Huntington, Cadence, nor, Huntington after completion of the merger, undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. None of Huntington, Cadence or their respective advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of Huntington or Cadence or other person regarding Huntington’s or Cadence’s ultimate performance compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. The prospective financial information included above is provided because it was made available to and considered by Huntington and Cadence and their respective boards of directors and financial advisors in connection with the merger but is subject to the conditions and uncertainties described above in this paragraph.

In light of the foregoing, and taking into account that the Huntington and Cadence special meetings will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Huntington shareholders and Cadence shareholders are cautioned not to place unwarranted reliance on such information, and are urged to review Huntington’s and Cadence’s most recent SEC filings and Federal Reserve filings, respectively, for a description of their reported financial results and the financial statements of Huntington and Cadence incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.” The prospective financial information summarized in this section is not included in this joint proxy statement/prospectus in order to induce any holder of Huntington common stock to vote in favor of the Huntington share issuance proposal or any of the other proposals to be voted on at the Huntington special meeting or to induce any holder of Cadence common stock to vote in favor of the Cadence merger proposal or any of the other proposals to be voted on at the Cadence special meeting.
Interests of Cadence’s Directors and Executive Officers in the Merger
In considering the recommendation of the Cadence board of directors with respect to the merger, Cadence shareholders should be aware that certain of Cadence’s directors and executive officers have interests in the merger, including financial interests, that are different from, or in addition to, the interests of the other shareholders of Cadence generally. The Cadence board of directors was aware of and considered these interests, among other matters, during its deliberations on the merits of the merger and in determining to recommend to Cadence shareholders that they vote for the Cadence merger proposal, the Cadence compensation proposal and the Cadence adjournment proposal.
These interests include, among others, the following:
•
each of Cadence’s directors and executive officers holds unvested equity incentive awards and, at the effective time of the merger, each outstanding equity incentive award will be treated in accordance with the terms set forth in the merger agreement, as discussed in the section entitled “The Merger—Interests of Cadence's Directors and Executive Officers in the Merger—Treatment of Outstanding Cadence Equity Awards” below;

•
each Cadence executive officer is party to a CIC Agreement that provides for severance payments and benefits in connection with a termination of employment without cause or for good reason within the one-year period following the effective time, and pursuant to the merger agreement, the executive officers are eligible to receive the value of the cash severance payments thereunder at the closing of the merger regardless of whether they experience a qualifying termination of employment;

•
under the terms of the EPIP, following the closing of the merger, each Cadence executive officer will be entitled to receive no less than the target amount of his or her then-current annual cash incentive bonus;

•
Huntington entered into a letter agreement with Mr. Rollins concurrently with the execution of the merger agreement, which provides for, among other things, certain compensation and benefits for his service with Huntington following the closing of the merger;

•	three of Cadence’s directors (including Mr. Rollins) will be appointed to the board of directors of Huntington and Mr. Rollins will be appointed to the board of Huntington National Bank; and
•	Cadence’s directors and executive officers are entitled to certain continued indemnification and directors’ and officers’ liability insurance coverage under the merger agreement.
These interests are described in more detail below, and certain of them are quantified in the narrative and table below.
The merger will be a “change in control” for purposes of Cadence’s executive compensation and benefit plans and agreements as described below. References to the named executive officers of Cadence include James D. Rollins III—Chairman and Chief Executive Officer, Valerie C. Toalson—Chief Financial Officer and President – Banking Services, Christopher A. Bagley—President and Chief Credit Officer, Edward H. Braddock—Chief Banking Officer and Tyler L. Lambert—Chief Risk Officer. Cadence’s executive officers who are not named executive officers for purposes of this disclosure are Cathy S. Freeman, Jeffrey W. Jaggers, Shanna R. Kuzdzal, Kevin H. McMahon, Jerrell M. Moore and Brian D. Walhood. Cadence’s non-employee directors are

Joseph W. Evans, Fernando G. Araujo, Shannon A. Brown, Deborah M. Cannon, Charlotte N. Corley, Virginia A. Hepner, William G. Holliman, Warren A. Hood Jr., Keith J. Jackson, Precious W. Owodunni, Alice L. Rodriguez, and Thomas R. Stanton.
Certain Assumptions
Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:
•
the relevant price per share of Cadence common stock is $37.63, which is the average closing price per share of Cadence common stock as reported on the New York Stock Exchange over the first five business days following the first public announcement of the merger on October 26, 2025;

•
the effective time of the merger as referenced in this section occurs on November 6, 2025, which is the assumed date of the effective time of the merger solely for purposes of the disclosure in this section (the “Assumed Closing Date”);

•
the employment of each executive officer was terminated by Cadence or Huntington without “cause” or by the executive officer for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the merger and on the Assumed Closing Date;

•	each executive officer’s base salary rate and annual target bonus remain unchanged from those in place as of the Assumed Closing Date;
•	each executive officer holds such Cadence equity awards that are outstanding and held by such executive officer as of the Assumed Closing Date; and
•	performance under all performance-based Cadence restricted stock unit awards is satisfied at the target performance level (subject to the rTSR Performance Determination described below).
The amounts provided below in this section do not reflect or attempt to forecast compensation actions that may occur before completion of the merger, including any additional equity grants, issuances or forfeitures that may occur prior to the closing of the merger. Depending on the date upon which the closing of the merger actually occurs, certain Cadence equity incentive awards that are unvested as of the date of this joint proxy statement/prospectus and that are included in the calculations herein may vest and settle pursuant to their terms, without regard to the merger. As a result of the foregoing assumptions, which may or may not be accurate on the relevant date, the actual amounts, if any, to be realized by Cadence’s executive officers who are not named executive officers and directors may materially differ from the amounts set forth below.
Treatment of Outstanding Cadence Equity Awards
Each of Cadence’s executive officers holds Cadence restricted stock unit awards and Cadence performance stock unit awards. Cadence’s non-employee directors do not hold any unvested or outstanding Cadence equity incentive awards other than Cadence restricted stock unit awards.
The outstanding Cadence equity awards held by Cadence’s executive officers immediately prior to the effective time will be generally treated in the same manner as those Cadence equity awards held by other employees of Cadence, and in each case, except as described below, will be treated in accordance with the terms and conditions that were applicable to such awards before the effective time. As further described in “The Merger Agreement—Treatment of Cadence Equity Awards,” at the effective time of the merger:
•
Cadence restricted stock unit awards: each outstanding Cadence restricted stock unit award that is not held by a non-employee director of Cadence and is not subject to any performance-based vesting conditions will convert into a Huntington restricted stock unit award, with the number of shares subject to such award adjusted based on the exchange ratio;

•
Cadence director restricted stock unit awards: each outstanding Cadence restricted stock unit that is held by a non-employee director of Cadence will accelerate in full and convert into a right to receive (A) Huntington Common Stock, with the numbers of shares adjusted based on the exchange ratio, and (B) a cash payment equal to the accrued dividend equivalents with respect to such unit;

•	Cadence performance-based restricted stock unit awards: each outstanding Cadence restricted stock unit award that is subject to any performance-based vesting condition will convert into a Huntington restricted stock unit, with the number of shares underlying such award (x) deemed earned based on the greater of target and actual performance measured through the latest practicable date prior to the effective time of the merger (provided that, with respect to any such Cadence restricted stock unit award that is subject to a relative total shareholder return performance modifier (“rTSR modifier”) and has a performance period ending after December 31, 2025, the rTSR modifier will be determined based on performance measured as of October 21, 2025 (the “rTSR Performance Determination”)) and (y) adjusted based on the exchange ratio; and
•
Cadence restricted stock awards: each outstanding Cadence restricted stock award (other than those that vest solely as a result of the merger pursuant to their terms) will convert into Huntington restricted stock, with the number of shares adjusted based on the exchange ratio.

Each such converted Huntington award will otherwise continue to be subject to the same terms and conditions as applied to the corresponding Cadence award (including “double-trigger” vesting terms, as described below, but excluding any performance-based vesting requirements) in effect immediately prior to the effective time of the merger. Each Cadence equity award agreement governing the treatment of such awards provides for “double-trigger” vesting if the executive officer is terminated by Cadence without cause, or if the executive officer terminates his or her employment for good reason (each, a “qualifying termination”) upon or within up to two years following a change in control, which may be extended through March 31 of the year that is two years following the effective time for each award with a vesting date of March 31.
The closing of the merger will constitute a change in control for purposes of the Cadence equity awards. Accordingly, if the executive officer experiences a qualifying termination within the applicable protection period following the closing of the merger, all unvested Cadence restricted stock unit awards and Cadence performance stock unit awards (which will be considered earned upon the closing based on the greater of target and actual performance measured through the latest practicable date prior to the effective time of the merger (subject to the rTSR Performance Determination)) will fully vest.
For an estimate of the amounts that would be realized by each of Cadence’s named executive officers upon a qualifying termination event in settlement of his or her unvested Cadence equity awards, see the section entitled “—Merger-Related Compensation for Cadence’s Named Executive Officers—Golden Parachute Compensation” below. The estimated aggregate amount that would be realized by the six executive officers who are not named executive officers in settlement of their unvested Cadence equity awards that were outstanding on November 6, 2025 (including associated dividend equivalent rights accrued thereon) if the merger were completed on November 6, 2025 and each executive officer experienced a qualifying termination on that date is $9,747,579. In addition, the estimated aggregate amount that would be realized by the 12 Cadence non-employee directors in settlement of their Cadence equity awards (including associated dividend equivalent rights thereon) that are outstanding as of the Assumed Closing Date is $1,464,203.
Cadence Change in Control Agreements
Cadence is party to CIC Agreements with each of its executive officers, including its named executive officers. Under each CIC Agreement, if the executive officer experiences a qualifying termination of employment, in each case, within the 12-month period following a change in control, the executive officer is entitled to receive the following severance payments and benefits (the “CIC Benefits”):
•
an amount in cash equal to 300% (for Mr. Rollins), 250% (for Mr. Bagley and Ms. Toalson) or 200% (for Messrs. Braddock, Lambert, and each of the six other executive officers who is not a named executive officer) of annual base salary as in effect at closing;

•
an amount in cash equal to 300% (for Mr. Rollins), 250% (for Mr. Bagley and Ms. Toalson) or 200% (for Messrs. Braddock, Lambert, and each of the six other executive officers who is not a named executive officer) of annual target incentive opportunity as in effect at closing;

•
an amount equal to the cost of COBRA coverage (less the employee-paid portion of premiums) for 36 months (for Messrs. Rollins and Bagley), 30 months (for Ms. Toalson), 24 months (for Messrs. Braddock, Lambert, and four other executive officers who are not named executive officers) or 12 months (for two other executive officers who are not named executive officers);

•	continued participation in executive fringe benefits offered to similarly situated executives immediately prior to the change in control for 36 months (for Messrs. Rollins and Bagley), 30 months (for

Ms. Toalson), 24 months (for Messrs. Braddock, Lambert, and four executive officers who are not named executive officers) or 12 months (for two executive officers who are not named executive officers), or a cash payment equal to the value of such participation for Messrs. Rollins and Bagley; and
•	full vesting of outstanding Cadence equity awards.
The executive officers are eligible to receive cash severance payments at the closing of the merger regardless of whether they experience a qualifying termination of employment, subject in such case to a release from the executive and an acknowledgement by the executive that (i) the executive is not entitled to any further severance payments or benefits under such CIC Agreement, (ii) for participants in the EPIP, the executive is not entitled to a bonus (full or prorated) in respect of the year of closing pursuant to such CIC Agreement, and (iii) such payments will not be considered eligible or includable compensation or annual compensation (or any similar term) for any purpose.
Each executive officer who is party to a CIC Agreement is subject to covenants of confidentiality, and post-termination non-solicitation and non-disparagement, and Mr. Rollins, Ms. Toalson and Mr. Bagley are subject to post-termination non-competition covenants (for two years for Messrs. Rollins and Bagley (unless such termination or resignation is initiated by the executive officer for good reason), and one year for Ms. Toalson). Under each CIC Agreement, if any payments would be subject to excise taxes under Section 4999 of the Code, such payments will be reduced to the extent necessary so that no portion of the payments are subject to excise taxes, but only if reducing the payments provides the executive officer with a net after-tax benefit that is greater than if the reduction is not made. For an estimate of the CIC Benefits that would be realized by each of Cadence’s named executive officers upon a qualifying termination event, see the section entitled “—Merger-Related Compensation for Cadence’s Named Executive Officers—Golden Parachute Compensation” below. The estimated aggregate value of the CIC Benefits (other than the equity award vesting, which is quantified above in the section entitled “—Treatment of Outstanding Cadence Equity Awards”) that would become payable to the six Cadence executive officers who are not named executive officers under their CIC Agreements if the merger were completed on the Assumed Closing Date, and such executive officers experienced a qualifying termination on that date is $10,053,287.
Bonus Payments under the EPIP
Each executive officer participates in the EPIP. Pursuant to the terms of the EPIP, following the closing of the merger, each participating executive will be entitled to receive no less than the target amount of his or her then-current annual cash incentive bonus (the “EPIP Benefit”). Unless otherwise agreed by Huntington, the executive officers will not be entitled to any other bonus, including a prorated bonus, in respect of the year in which the closing occurs.
For an estimate of the EPIP Benefits that would be realized by each of Cadence’s named executive officers in connection with the closing of the merger, see the section entitled “—Merger-Related Compensation for Cadence’s Named Executive Officers—Golden Parachute Compensation” below. The estimated aggregate value of the EPIP Benefits that would become payable to the six Cadence executive officers who are not named executive officers under the EPIP if the merger were completed on the Assumed Closing Date is $2,122,425.
Letter Agreement with Mr. Rollins
Concurrently with the execution of the merger agreement, Huntington entered into a letter agreement with Mr. Rollins, which memorializes the terms of his (i) separation from employment with Cadence in all capacities at the closing of the merger and (ii) service to Huntington over a three-year term following the completion of the merger. The agreement will automatically terminate if the merger is not consummated or if Mr. Rollins’s employment terminates before the effective date.
Under the letter agreement, at the effective time of the merger, Mr. Rollins will be appointed to serve as a non-employee member of the board of directors of Huntington, and thereafter Huntington will nominate Mr. Rollins for election as a member of the Huntington board of directors at each annual meeting of Huntington’s shareholders that occurs during the three-year term of the letter agreement. While serving on the Huntington board of directors, Mr. Rollins will also serve as a member of the board of directors of Huntington National Bank and will have the title of Vice Chairman of each of the boards. In addition, Mr. Rollins will serve as an advisor to Huntington, reporting exclusively to Huntington’s CEO.

At the effective time, Mr. Rollins will be entitled to receive a cash payment in the amount of $10,000,000 in consideration of his continued compliance with the restrictive covenants set forth in the letter agreement (the “Restrictive Covenant Payment”), including a 5-year non-competition covenant (subject to clawback, as described below). In addition, during the three-year term, Mr. Rollins will receive an annual cash fee in the amount of $6,000,000 in respect of the first 12-month period of the term, $5,000,000 in respect of the second 12-month period of the term, and $4,000,000 in respect of the third 12-month period of the term. Mr. Rollins will also be entitled to reimbursement of reasonable and documented business and travel expenses incurred in connection with the performance of his advisory services, including use of corporate aircraft for business travel and up to 50 occupied hours of personal usage of corporate aircraft per 12-month period, and office space and access to administrative support. Mr. Rollins will not be eligible to participate in any employee benefit plans of Huntington and will not receive any additional compensation in respect of his service as a non-employee director or Vice Chairman.
Under the letter agreement, the termination of Mr. Rollins’s employment at the closing of the merger will be a qualifying termination of employment pursuant to his CIC Agreement. Therefore, subject to a general release of claims in favor of Huntington, Mr. Rollins will be entitled to receive the CIC Benefits. In addition, Mr. Rollins is a participant in the EPIP and will receive the EPIP Benefit. For more information, see the sections entitled “—Cadence Change in Control Agreements” and “—Bonus Payments under the EPIP”, above.
Mr. Rollins’s service under the letter agreement may not be terminated by Huntington other than for cause. Upon termination of Mr. Rollins’s service for any reason, he will receive the amount of the annual fee that is earned but unpaid through the termination date (prorated for any partial annual period) and other accrued amounts. If Mr. Rollins’s service is terminated (i) by Mr. Rollins due to Huntington’s material breach or (ii) due to Mr. Rollins’s death or disability, then, in addition to the accrued amounts, subject to a release and continued compliance with the restrictive covenants set out in the letter agreement, Huntington will continue to pay the remainder of the annual fees that Mr. Rollins would have received had he remained engaged for the duration of the term (or, in the event of a termination of employment due to death, the same will be paid in a lump sum within 30 days).
Under the letter agreement, Mr. Rollins will be subject to non-competition and non-solicitation of customers and employees covenants for a five-year period following the effective date, as well as a perpetual confidentiality covenant. If the Huntington board of directors determines that Mr. Rollins has materially and intentionally breached the non-competition covenant after delivery of timely notice to Mr. Rollins of such breach and Mr. Rollins’s failure to timely cure (to the extent curable), then Mr. Rollins will promptly repay the Restrictive Covenant Payment to Huntington on an after-tax basis.
Other Benefits
In connection with the transaction, Cadence may grant cash- or equity-based retention awards to Cadence employees and service providers (including executive officers), in the amounts and on the terms generally determined by the Cadence CEO in consultation with the Huntington CEO. As of the date of this joint proxy statement/prospectus, no such retention awards have been made or determined to be made with respect to any of Cadence’s directors or executive officers.
At the effective time, irrespective of whether or not she experiences a termination of employment, Ms. Toalson will be entitled to receive the normal retirement (age 65) benefit under the Supplemental Executive Retirement Plan as a result of the merger, increasing her benefit by $44,006 per year for ten years. Additionally, at the effective time, irrespective of whether or not he experiences a termination of employment, Mr. Lambert, who participates in the split dollar plan, which has a $2.5 million death benefit, will vest in full in his life insurance benefit. The value of such vesting is estimated at $317,500 and is based on Mr. Lambert’s individual life expectancy and a discount rate applied to the full benefit. For more information, see “—Merger-Related Compensation for Cadence’s Named Executive Officers—Golden Parachute Compensation” below.
Potential Post-Closing Employment Arrangements with Huntington
Any of Cadence’s other executive officers who become officers or employees of, or are otherwise retained to provide services to, Huntington or the surviving corporation may, before, on, or following the closing, enter into new individualized compensation arrangements with Huntington or the surviving corporation and may participate in cash or equity incentive or other benefit plans maintained by Huntington or the surviving corporation. As of the date of this joint proxy statement/prospectus, no new individualized compensation arrangements between Cadence’s executive officers (other than Mr. Rollins) and Huntington or the surviving corporation have been entered into.
Membership of the Board of Directors of Huntington
Huntington will take all appropriate action so that three current directors of Cadence will be appointed to the Board of Directors of Huntington. Each of the directors so appointed will be designated by Huntington, it being agreed that one of the designated directors will be James D. Rollins III. In addition, as of the effective time of the merger, Mr. Rollins will be appointed as Vice Chairman of the boards of directors of each of Huntington and Huntington National Bank. For additional information, see “The Merger—Governance of Huntington After the Merger” beginning on page 97 and “—Letter Agreement with Mr. Rollins” above. Non-employee members of the board of directors of Huntington (other than Mr. Rollins) will be compensated for such service. As of the date of this joint proxy statement/prospectus, no decisions have been made with respect to which current members of the Cadence board of directors will serve on the board of directors of Huntington after the merger (other than Mr. Rollins).
Indemnification; Directors’ and Officers’ Insurance
Under the merger agreement, each present and former director and officer of Cadence or any of its subsidiaries is entitled to certain continued indemnification and insurance coverage through the combined bank for acts or omissions occurring at or prior to the effective time of the merger. For additional information, see “The Merger Agreement—Covenants and Agreements—Director and Officer Indemnification and Insurance” beginning on page 112.
Merger-Related Compensation for Cadence’s Named Executive Officers
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Cadence’s named executive officers that is based on or that otherwise relates to the merger. The merger-related compensation payable to these individuals is subject to a non-binding advisory vote of Cadence’s shareholders, as described above in “Cadence Proposals—Proposals 2: Cadence Compensation Proposal”. The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each Cadence named executive officer would receive, using the assumptions set forth above.
The calculations in the table do not include amounts that Cadence’s named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. In addition, for Mr. Rollins, the calculations in the table do not include any amounts that may become payable under the letter agreement with Mr. Rollins in respect of Mr. Rollins’s service as advisor to Huntington, as described in the section entitled “—Interests of Cadence's Directors and Executive Officers in the Merger—Letter Agreement with Mr. Rollins”, as those amounts are contingent upon, and will be paid as compensation for, services provided to Huntington following the closing. These amounts also do not reflect compensation actions that may occur after the date of this joint proxy statement/prospectus but before the effective time of the merger, including any additional equity grants, issuances or forfeitures that may occur prior to the closing of the merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.
Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)
James D. Rollins III	$10,580,040	$9,723,076	$45,700	$20,348,816
Valerie C. Toalson	$3,925,200	$2,239,549	$396,428	$6,561,177
Christopher A. Bagley	$5,210,563	$3,388,737	$159,643	$8,758,943
Edward H. Braddock	$3,072,000	$2,828,317	$34,903	$5,935,220
Tyler L. Lambert	$2,651,500	$2,764,209	$352,403	$5,768,112

(1)
Cash. The amounts shown consists of (i) a lump sum cash payment equal to either three (3) times (Mr. Rollins), two and one half (2.5) times (Ms. Toalson and Mr. Bagley) or two (2) times (Messrs. Braddock and Lambert) the sum of the named executive officer’s base salary plus target bonus opportunity for the fiscal year in which the effective time occurs; and (ii) a “single trigger” payment of the named executive officer’s target annual bonus pursuant to the EPIP. The cash severance described in clause (i) is typically payable on a “double trigger” basis pursuant to the applicable CIC Agreements between Cadence and the applicable named executive officer (in the case of Mr. Rollins, including his letter agreement with Huntington) upon a qualifying termination of employment within 12 months following the effective time, other than as described above in the section entitled “—Cadence Change in Control Agreements”. The estimated amount of each such payment is shown in the following table:

Name	Severance ($)	EPIP Bonus ($)	Total ($)
James D. Rollins III	$8,816,700	$1,763,340	$10,580,040
Valerie C. Toalson	$3,271,000	$654,200	$3,925,200
Christopher A. Bagley	$4,263,188	$947,375	$5,210,563
Edward H. Braddock	$2,457,600	$614,400	$3,072,000
Tyler L. Lambert	$2,121,200	$530,300	$2,651,500

(2)
Equity. As described in the section entitled “The Merger Agreement—Treatment of Cadence Equity Awards,” the amounts shown consists of the value of unvested Cadence restricted stock units awards subject to service-based vesting only (“Cadence RSU Awards”) and Cadence restricted stock units awards subject to both service-based vesting and performance conditions (“Cadence PSU Awards”), (which will be converted into corresponding Huntington awards at the effective time; provided that such corresponding Huntington awards will be subject to service-based vesting only and will no longer be subject to any performance conditions; provided, further, that any performance goals deemed earned based on the greater of target and actual performance measured through the latest practicable date prior to the effective time (subject to the rTSR Performance Determination). Such awards would vest upon a qualifying termination of employment following the effective time pursuant to the terms of the applicable equity incentive award agreements and CIC Agreement between Cadence and the applicable named executive officer (in the case of Mr. Rollins, including his letter agreement with Huntington). Cadence RSU Awards and Cadence PSU Awards also provide for a dividend equivalent cash payment, that accrues during the vesting period and pays out when such awards are settled. The accelerated vesting of these awards is a “double trigger” benefit triggered upon a qualifying termination of employment following the effective time.

The components of the amounts shown under the “Equity” in the table above are set forth below:

Name	Accelerated Cadence RSU Awards ($)(a)	Accelerated Cadence PSU Awards ($)	Accelerated Dividend Equivalents ($)	Total ($)
James D. Rollins III	$0	$9,355,958	$367,118	$9,723,076
Valerie C. Toalson	$0	$2,156,611	$82,938	$2,239,549
Christopher A. Bagley	$0	$3,256,412	$132,325	$3,388,737
Edward H. Braddock	$1,309,191	$1,402,123	$117,003	$2,828,317
Tyler L. Lambert	$1,248,836	$1,388,116	$127,257	$2,764,209

(a)	Excludes Cadence RSU Awards that are treated as vested because the named executive officer is retirement eligible.
(3)
Benefits. The amount shown represents (i) the value of the monthly cost of COBRA coverage for a period of 36 months (Messrs. Rollins and Bagley), 30 months (Ms. Toalson) and 24 months (Messrs. Braddock and Lambert), less the employee-portion of such coverage paid by the named executive officer, (ii) either three (3) times (Messrs. Rollins and Bagley), two and one half (2.5) times (Ms. Toalson) or two (2) times (Messrs. Braddock and Lambert) the annual value of the named executive officer’s fringe benefits including, for Mr. Bagley, the value of the use of Cadence corporate aircraft for personal travel, (iii) for Mr. Lambert, the value of vesting in the split dollar life insurance benefit, and (iv) for Ms. Toalson, who became entitled to her normal retirement (age 65) benefit under the Cadence Supplemental Executive Retirement Plan at the effective time in connection with the transactions contemplated by the merger agreement, the present value of such accelerated vesting. With respect to clause (i)-(ii), these benefits are payable on a “double-trigger” basis pursuant to the applicable plan or CIC Agreement between Cadence and the applicable named executive officer (in the case of Mr. Rollins, including his letter agreement with Huntington). With respect to clause (iii)-(iv), the vesting of these amounts is “single trigger” but will not be payable until, in respect of clause (iii) the named executive officer’s death and, in respect of clause (iv) the named executive officer’s separation from service. For additional information, see the sections above entitled “—Cadence Change in Control Agreements” and “—Other Benefits”.

Governance of Huntington After the Merger
Charter
At the effective time, the charter of Huntington, as in effect immediately prior to the effective time, will be the charter of Huntington until thereafter amended in accordance with applicable law.
Bylaws
At the effective time, the bylaws of Huntington, as in effect immediately prior to the effective time, will be the bylaws of Huntington until thereafter amended in accordance with applicable law.
Board of Directors
Huntington will take all appropriate action so that three (3) current directors of Cadence will be appointed to the Board of Directors of Huntington at the Effective Time. Each of the directors so appointed will be designated by Huntington, it being agreed that one of the designated directors will be James D. Rollins III, the chairman and chief executive officer of Cadence. In addition, as of the effective time of the merger, Mr. Rollins will be appointed as Vice Chairman of the boards of directors of each of Huntington and Huntington National Bank. Except for the addition of these three (3) directors and the vice chairman appointment, the composition and leadership of the Huntington Board of Directors is not expected to be impacted by the merger.
Foundation
Following the closing date of the merger, Huntington will maintain the Cadence Bank Foundation and will dedicate any funds in the Cadence Bank Foundation at the effective time to supporting community development and reinvestment and civic and charitable activities within Cadence’s footprint as of the time immediately prior to the effective time of the merger.
Accounting Treatment
Huntington prepares its financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of Cadence by Huntington under the acquisition method of accounting in accordance with GAAP. Huntington will be treated as the acquirer for accounting purposes.
Regulatory Approvals
To complete the merger, Huntington and Cadence need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank and other regulatory authorities. Subject to the terms of the merger agreement, Huntington and Cadence have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings required to obtain the requisite regulatory approvals, use their reasonable best efforts to make such filings within thirty (30) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and governmental entities. These approvals include the approval of the merger by the OCC. Nothing in the merger agreement will be deemed to require Huntington or Cadence or any of their respective subsidiaries, and neither Huntington nor Cadence nor any of their respective subsidiaries will be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining any permits, consents, approvals and authorizations of governmental entities that would reasonably be likely to have a material adverse effect on Huntington, the surviving bank and its subsidiaries, taken as a whole, after giving effect to the merger (a “materially burdensome regulatory condition”).
The approval of an application means only that the statutory and regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by holders of Cadence common stock in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.
Huntington and Cadence believe that the merger should not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of Huntington following completion of the merger. There can likewise be no assurances that U.S. federal or state regulatory or competition authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be.
Office of the Comptroller of the Currency
The merger of Cadence with and into Huntington National Bank requires the prior approval of the OCC under the National Bank Act and the Bank Merger Act. In evaluating the application, the OCC will consider: (i) the financial and managerial resources of the banks party to the merger and the future prospects of Huntington following the merger; (ii) the banks’ effectiveness in combating money-laundering activities; (iii) the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system and (iv) the impact of the merger on competitiveness in affected banking markets.
In considering an application under the Bank Merger Act, the OCC also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act (the “CRA”), pursuant to which the OCC must also take into account the record of performance of Huntington National Bank and Cadence in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by each bank. In their most recent CRA performance evaluation, Huntington National Bank and Cadence each received an overall regulatory rating of “outstanding.”
Additionally, the OCC considers the capital level of the resulting bank, the conformity of the transaction to applicable law, the purpose of the merger and the impact of the merger on the safety and soundness of the bank. In addition, in connection with an interstate bank merger transaction, such as the merger, the OCC considers certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Riegle-Neal Act”), including the capital position of the acquiring bank, state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws. Also, under the Riegle-Neal Act, the OCC may approve an interstate merger transaction only if each constituent bank is adequately capitalized at the time the application for such transaction is filed with the OCC, and the OCC determines that the resulting bank will be well capitalized and well managed upon the consummation of the transaction.
The filing of the application with the OCC occurred on November 3, 2025.
Public Notice and Comments
The Bank Merger Act and OCC regulations require published notice of, and the opportunity for public comment on, the applications to the OCC. The OCC takes into account the views of third-party commenters, including on the subject of the merging parties’ CRA performance and record of service to their communities. The OCC frequently receive protests from community groups and others. The OCC is also authorized to hold one (1) or more public hearings or meetings if the OCC determines that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the applicable application is under review by the OCC.
Department of Justice Review and Waiting Periods
In addition to the OCC, the DOJ conducts a concurrent competitive review of the merger to analyze the merger’s competitive effects and determine whether the merger would result in a violation of the antitrust laws. Transactions approved under the Bank Merger Act generally may not be completed until thirty (30) days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than fifteen (15) days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise.
In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the OCC, and, thus, it is possible that the DOJ could reach a different conclusion than the OCC regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance as to the DOJ’s position.
Additional Regulatory Approvals and Notices
Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.
Treatment of Cadence Series A Preferred Stock
In the merger, by virtue of the merger and without any action on the part of Huntington, Cadence or any holder of securities thereof, each share of Cadence series A preferred stock issued and outstanding immediately prior to the effective time will automatically be converted into the right to receive one (1) depositary share representing one one-thousandth (1/1000th) of a share of new Huntington preferred stock having such powers, preferences or special rights that are not materially less favorable to the holders thereof than the powers, preferences or special rights of the Cadence series A preferred stock.
Stock Exchange Listings
Huntington common stock is listed for trading on the NASDAQ under the symbol “HBAN.” Cadence common stock is listed on NYSE under the symbol “CADE” and Cadence series A preferred stock shares are listed for trading on the NYSE under the symbol “CADE-PrA.” In the merger, the Cadence common stock and Cadence series A preferred stock currently listed on the NYSE will be delisted from such exchange and deregistered under the Exchange Act.
Under the terms of the merger agreement, Huntington will cause the shares of Huntington common stock and depositary shares in respect of new Huntington preferred stock to be issued in the merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the effective time. The merger agreement provides that neither Huntington nor Cadence will be required to complete the merger if such shares are not authorized for listing on the NASDAQ, subject to official notice of issuance. Following the merger, shares of Huntington common stock will continue to be listed on the NASDAQ.
Appraisal or Dissenters’ Rights in the Merger
Under Section 3-202 of the MGCL, the holders of Huntington common stock will not be entitled to appraisal or dissenters’ rights in connection with the merger. Under Section 79-4-13.02(b)(2)(i) of the MBCA, the holders of Cadence common stock will not be entitled to appraisal or dissenters’ rights in connection with the merger if, on the record date for the Cadence special meeting, Cadence’s shares are listed on a national securities exchange. Cadence common stock is currently listed on the NYSE, a national securities exchange, and is expected to continue to be so listed on the record date for the Cadence special meeting. Accordingly, the holders of Cadence common stock are not entitled to any appraisal or dissenters’ rights in connection with the merger.

THE MERGER AGREEMENT
This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about Huntington or Cadence. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Huntington makes with the SEC and Cadence makes with the Federal Reserve (including any such documents of Cadence furnished by Huntington to the SEC), as described in the section entitled “Where You Can Find More Information” beginning on page 162 of this joint proxy statement/prospectus.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about the Huntington Parties and Cadence contained in this joint proxy statement/prospectus or in the public reports of Huntington or Cadence filed with the SEC and the Federal Reserve, respectively, may supplement, update or modify the factual disclosures about the Huntington Parties and Cadence contained in the merger agreement. The merger agreement contains representations and warranties by the Huntington Parties, on the one hand, and by Cadence, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by the Huntington Parties and Cadence were qualified and subject to important limitations agreed to by the Huntington Parties and Cadence in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and the Federal Reserve, and some were qualified by the matters contained in the confidential disclosure schedules that the Huntington Parties and Cadence each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about the Huntington Parties and Cadence at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 162.
Structure of the Merger
Each of Huntington’s and Cadence’s respective boards of directors has unanimously adopted and approved the merger agreement. The merger agreement provides for the merger of Cadence with and into Huntington National Bank, a national bank and wholly owned bank subsidiary of Huntington, with Huntington National Bank as the surviving bank.
The Huntington Parties may at any time change the method of effecting the merger if and to the extent requested by the Huntington Parties, and Cadence has agreed to enter into such amendments to the merger agreement as the Huntington Parties may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment may (i) alter or change the amount or kind of the merger consideration provided for in the merger agreement, (ii) adversely affect the tax treatment of the merger with respect to Cadence’s shareholders or (iii) be reasonably likely to cause the closing of the merger to be materially delayed or the receipt of the requisite regulatory approvals to be prevented or materially delayed.

Merger Consideration
Each share of Cadence common stock issued and outstanding immediately prior to the effective time, except for shares of Cadence common stock owned by Cadence or the Huntington Parties (in each case other than shares of Cadence common stock (i) held in any Cadence benefit plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity and (ii) held, directly or indirectly, in respect of debts previously contracted), will be converted at the effective time into the right to receive, without interest, 2.475 shares of Huntington common stock.
All shares of Cadence common stock converted into the right to receive the merger consideration will no longer be outstanding and will automatically be cancelled and will cease to exist as of the effective time, and each old certificate (which includes reference to book-entry account statements relating to the ownership of shares of Cadence common stock) previously representing any such shares of Cadence common stock will thereafter represent only the right to receive (i) the merger consideration, (ii) cash in lieu of a fractional share which the shares of Cadence common stock represented by such old certificate have been converted into the right to receive pursuant to the terms of the merger agreement and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to the terms of the merger agreement, in each case of the foregoing clauses (i), (ii) and (iii), without any interest thereon. Old certificates previously representing shares of Cadence common stock will be exchanged for certificates or, at Huntington’s option, evidence of shares in book-entry form representing whole shares of Huntington common stock (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such old certificates pursuant to the terms of the merger agreement, without any interest thereon.
If, prior to the effective time, the outstanding shares of Huntington common stock or Cadence common stock have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or extraordinary distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give the holders of Cadence common stock the same economic effect as contemplated by the merger agreement prior to such event; provided that this will not permit Huntington or Cadence to take any action with respect to its securities that is prohibited by the terms of the merger agreement.
At the effective time, all shares of Cadence common stock that are owned by Cadence or the Huntington Parties (in each case other than shares of Cadence common stock (i) held in any Cadence benefit plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity and (ii) held, directly or indirectly, in respect of debts previously contracted) will be cancelled and will cease to exist, and neither the merger consideration nor any other consideration will be delivered in exchange therefor.
Also at the effective time, each share of Cadence series A preferred stock issued and outstanding immediately prior to the effective time will automatically be converted into the right to receive one (1) depositary share representing one one-thousandth (1/1000th) of a share of new Huntington preferred stock and, upon such conversion, the Cadence series A preferred stock will no longer be outstanding and will automatically be cancelled and will cease to exist as of the effective time.
Fractional Shares
No new certificates or scrip representing fractional shares of Huntington common stock will be issued upon the surrender for exchange of old certificates or otherwise pursuant to the merger agreement, no dividend or distribution with respect to Huntington common stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of Huntington. In lieu of the issuance of any such fractional share, Huntington will pay to each former holder who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing sale prices of Huntington common stock on the NASDAQ as reported by The Wall Street Journal for the five (5) consecutive full trading days ending on the day preceding the closing date (the “Huntington share closing price”) by (ii) the fraction of a share (after taking into account all shares of Cadence common stock held by such holder immediately prior to the effective time and rounded to the nearest thousandth when expressed in decimal form) of Huntington common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement.

Governing Documents
At the effective time, the charter of Huntington National Bank, as in effect immediately prior to the effective time, will be the charter of the surviving bank until thereafter amended in accordance with applicable law, and the bylaws of Huntington National Bank, as in effect immediately prior to the effective time, will be the bylaws of the surviving bank until thereafter amended in accordance with applicable law. For a more detailed description of the governing documents of Huntington, see the section entitled “The Merger—Governance of Huntington After the Merger” beginning on page 97.
Treatment of Cadence Equity Awards
Cadence Restricted Stock Awards
At the effective time, each Cadence restricted stock award will be treated as follows:
•
The portion of each Cadence restricted stock award that was granted in September 2020 with a May 2027 vesting date and that pursuant to its existing terms would vest automatically at the effective time, if any, will fully vest and be converted automatically into the right to receive (without interest and less applicable taxes) the merger consideration in respect of each share of Cadence common stock subject to such portion of the Cadence restricted stock award immediately prior to the effective time; and

•
Each other Cadence restricted stock award, or portion thereof, will be assumed and converted into a restricted stock award of shares of Huntington common stock subject to vesting, repurchase or other lapse restriction with the same terms and conditions as were applicable under such Cadence restricted stock award immediately prior to the effective time (including vesting terms), and relating to the number of shares of Huntington common stock equal to the product of (i) the number of shares of Cadence common stock subject to such Cadence restricted stock award immediately prior to the effective time, multiplied by (ii) the exchange ratio, with any fractional shares rounded to the nearest whole share of Huntington common stock.

Cadence Restricted Stock Unit Awards
At the effective time, each Cadence restricted stock unit award will be treated as follows:
•
Each Cadence restricted stock unit award that is held by a non-employee member of the Cadence board of directors will fully vest and be converted automatically into the right to receive (i) a number of shares of Huntington common stock equal to the product of (A) the number of shares of Cadence common stock subject to such Cadence restricted stock unit award immediately prior to the effective time, multiplied by (B) the exchange ratio, with any fractional shares rounded to the nearest whole share of Huntington common stock and (ii) an amount in cash equal to the dividend equivalent payments with respect to such Cadence restricted stock unit award that are accrued but unpaid as of the effective time; and

•
Each other Cadence restricted stock unit award will be assumed and converted into an adjusted restricted stock unit award in respect of Huntington common stock (with any performance goals deemed satisfied at the greater of the target and actual level of performance through the latest practicable date prior to the effective time (provided that, with respect to any award that is subject to a relative total shareholder return (“rTSR”) modifier and has a performance period ending after December 31, 2025, the rTSR modifier will be determined based on performance measured as of October 21, 2025)) with the same terms and conditions as were applicable under such Cadence restricted stock unit award immediately prior to the effective time (including vesting terms) and relating to the number of shares of Huntington common stock equal to the product of (i) the number of shares of Cadence common stock subject to such Cadence restricted stock unit award immediately prior to the effective time, multiplied by (ii) the exchange ratio, with any fractional shares rounded to the nearest whole share of Huntington common stock; provided that each such adjusted restricted stock unit award will be subject to service-based vesting only and will no longer be subject to any performance conditions, and any accrued but unpaid dividend equivalent payments with respect to any Cadence restricted stock unit award will carry over to the adjusted restricted stock unit award.

At or prior to the effective time, the Cadence board of directors (or its compensation committee) will adopt any resolutions and take any actions that are necessary for the treatment of the Cadence equity awards under the merger agreement.
Closing and Effective Time of the Merger
Subject to the terms and conditions of the merger agreement, the closing of the merger will take place at 10:00 a.m., New York City time, remotely via the electronic exchange of closing deliveries, on a date no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions precedent set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing of the merger, but subject to the satisfaction or waiver of such conditions), unless another date, time or place is agreed to in writing by Huntington and Cadence (the date on which the closing occurs is referred to as the “closing date”).
On or before the closing date, Huntington National Bank and Cadence will provide the requisite materials to the Office of the Comptroller of the Currency (the “OCC”) and will cause articles of merger (the “Mississippi Articles of Merger”) to be filed as provided under the MBCA with the Mississippi Secretary of State in accordance with the MBCA and with the Mississippi Department of Banking and Consumer Finance in accordance with the Mississippi Code of 1972 (the “MS Code”). The merger will become effective as of the date and time specified in the articles of merger and notice from the OCC in accordance with the relevant provisions of the MBCA, the MS Code and federal law, or at such other date and time as provided by applicable law (such date and time being the “effective time”).
Conversion of Shares; Exchange of Cadence Stock Certificates
Letter of Transmittal
As promptly as practicable after the effective time, but in no event later than ten (10) days thereafter, Huntington will cause the exchange agent to mail to each holder of record of one or more old certificates representing shares of Cadence common stock or Cadence series A preferred stock immediately prior to the effective time that have been converted at the effective time into the right to receive the merger consideration or depositary shares in respect of new Huntington preferred stock, as applicable, a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the old certificates will pass, only upon proper delivery of the old certificates to the exchange agent) and instructions for use in effecting the surrender of the old certificates in exchange for certificates representing the number of whole shares of Huntington common stock and any cash in lieu of fractional shares or depositary shares in respect of new Huntington preferred stock, as applicable, which the shares of Cadence common stock or Cadence series A preferred stock represented by such old certificate or old certificates will have been converted into the right to receive pursuant to the merger agreement as well as any dividends or distributions to be paid pursuant to the terms of the merger agreement. In the event any old certificate for Cadence common stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such old certificate to be lost, stolen or destroyed and, if required by Huntington or the exchange agent, the posting by such person of a bond in such amount as Huntington or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed old certificate the shares of Huntington common stock and any cash in lieu of fractional shares, or the depositary shares in respect of new Huntington preferred stock, as applicable, deliverable in respect thereof pursuant to the merger agreement.
After the effective time, there will be no transfers on the stock transfer books of Cadence of the shares of Cadence common stock or Cadence series A preferred stock that were issued and outstanding immediately prior to the effective time. If, after the effective time, old certificates representing such shares are presented for transfer to the exchange agent, they will be cancelled and exchanged for new certificates representing shares of Huntington common stock or depositary shares in respect of new Huntington preferred stock, as applicable, cash in lieu of fractional shares and dividends or distributions that the holder presenting such old certificates is entitled to, as provided in the merger agreement.
None of Huntington, Cadence, the surviving bank, the exchange agent or any other person will be liable to any former holder of shares of Cadence common stock or Cadence series A preferred stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

Withholding
Huntington will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares of Huntington common stock, cash dividends or distributions payable pursuant to the merger agreement or any other amounts otherwise payable pursuant to the merger agreement to any holder of Cadence common stock, Cadence series A preferred stock or Cadence equity awards, such amounts as it is required to deduct and withhold with respect to the making of such payment or vesting or settlement of such Cadence equity awards under the Code or any provision of state, local or foreign tax law, which taxes shall be satisfied by Huntington withholding the number of shares of Huntington common stock necessary to satisfy applicable withholding taxes that would otherwise be issuable to the holder of a Cadence equity award in respect of such Cadence equity award. To the extent that amounts or shares of Huntington Common Stock, as applicable, are so withheld by Huntington or the exchange agent, as the case may be, and the applicable taxes are timely paid over to the appropriate governmental authority, the withheld amounts or shares of Huntington common stock will be treated for all purposes of the merger agreement as having been paid or delivered to the holder of Cadence common stock, Cadence series A preferred stock or Cadence equity awards in respect of which the deduction and withholding was made by Huntington or the exchange agent, as the case may be. Notwithstanding anything in the merger agreement to the contrary, any amounts payable in connection with the closing in respect of any Cadence equity award with respect to employee award holders of Cadence and its subsidiaries may be made through the payroll system of the surviving bank or one of its affiliates.
Dividends and Distributions
No dividends or other distributions declared with respect to Huntington common stock or depositary shares in respect of new Huntington preferred stock will be paid to the holder of any unsurrendered old certificate representing shares of Cadence common stock or Cadence series A preferred stock, as applicable, until the holder thereof surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Huntington common stock or shares of new Huntington preferred stock (or any depositary shares in respect thereof) which the shares of Cadence common stock or Cadence series A preferred stock, as applicable, represented by such old certificate have been converted into the right to receive under the merger agreement.
Representations and Warranties
The merger agreement contains representations and warranties made by each of the Huntington Parties and Cadence relating to a number of matters, including the following:
•	corporate matters, including due organization, qualification and subsidiaries;
•	capitalization;
•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;
•	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the merger;
•	reports to regulatory agencies;
•	reports made to the SEC by Huntington and to the Federal Reserve by Cadence;
•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;
•	broker’s fees payable in connection with the merger;
•	the absence of certain changes or events;
•	legal and regulatory proceedings;
•	tax matters;
•	compliance with applicable laws;

•	certain material contracts;
•	absence of agreements with regulatory agencies;
•	information technology;
•	related party transactions;
•	inapplicability of takeover statutes;
•	absence of action or circumstance that could reasonably be expected to prevent the merger from qualifying as a “reorganization” under Section 368(a) of the Code;
•	investment securities;
•	the receipt of opinions of each party’s respective financial advisors;
•	risk management instruments;
•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;
•	employee benefit matters; and
•	loan portfolio matters.
The merger agreement contains additional representations and warranties by Cadence with respect to:
•	employee matters;
•	environmental matters;
•	real property;
•	intellectual property;
•	insurance matters;
•	Cadence’s investment adviser subsidiary, Linscomb Wealth, Inc.; and
•	the absence of broker-dealer subsidiaries.
Certain representations and warranties of the Huntington Parties and Cadence are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either the Huntington Parties, Cadence or the surviving bank, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.
However, with respect to the foregoing clause (i), a material adverse effect will not be deemed to include the impact of or effects arising from:
•	changes, after the date of the merger agreement, in U.S. generally accepted accounting principles or applicable regulatory accounting requirements or interpretations thereof;
•
changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

•
changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak, continuation or escalation of war or acts of terrorism or cyberattacks) or in economic or market conditions (including equity, credit and debt markets, as well as changes in interest rates) affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;

•	any international tariffs, trade policies or similar “trade” actions;

•
changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornados, floods, wildfires or other natural or manmade disasters or from any outbreak of any disease, epidemic, pandemic or other public health event;

•
public disclosure of the execution of the merger agreement, public disclosure or consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationships with its customers or employees) (other than for purposes of certain representations and warranties of Huntington and Cadence) or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement; or

•
a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof;

except, with respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.
The representations and warranties in the merger agreement do not survive the effective time.
Covenants and Agreements
Conduct of Businesses Prior to the Completion of the Merger
Prior to the effective time or earlier termination of the merger agreement, except as expressly contemplated or permitted by the merger agreement, required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain specified exceptions, Cadence will, and will cause its subsidiaries to, (i) conduct its business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships.
In addition, prior to the effective time or earlier termination of the merger agreement, subject to certain specified exceptions, Cadence will not, and will not permit any of its subsidiaries to, without the prior written consent of Huntington (such consent not to be unreasonably withheld, conditioned or delayed):
•
other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of Cadence or any of its wholly owned subsidiaries to Cadence or any of its wholly owned subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any wholly owned subsidiary of Cadence), provided that incurrence of indebtedness in the ordinary course of business consistent with past practice will include federal funds borrowings and Federal Home Loan Bank borrowings, the creation of deposit liabilities, issuances of letters of credit, purchases of federal funds, sales of certificates of deposit and entry into repurchase agreements, in each case on terms and in amounts consistent with past practice;

•	adjust, split, combine or reclassify any capital stock;
•
make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other equity or voting securities (except (i) regular quarterly cash dividends by Cadence at a rate not in excess of $0.275 per share of Cadence common stock, (ii) dividends payable on the Cadence preferred stock in accordance with the terms thereof, (iii) dividends paid by any of the subsidiaries of Cadence to Cadence or any of its wholly owned subsidiaries, or (iv) the acceptance of shares of Cadence common stock as payment for withholding taxes incurred in connection with the vesting or settlement of Cadence equity awards and dividend equivalents thereon, if any, in each case, in accordance with past practice and the terms of the applicable award agreements);

•
grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, including Cadence equity awards, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock or other equity or voting securities;

•
issue, sell or otherwise permit to become outstanding any additional shares of capital stock or other equity or voting securities or securities convertible or exchangeable into, or exercisable for or valued by reference to, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, except for the issuance of shares upon the vesting or settlement of Cadence equity awards (and dividend equivalents thereon, if any) outstanding as of the date of the merger agreement or granted on or after the date of the merger agreement to the extent permitted under the merger agreement;

•
(i) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned subsidiary, (ii) abandon or allow to lapse any material properties or assets (including any issued or registered intellectual property) other than lapse or expiry of intellectual property at the end of the applicable statutory terms, or (iii) cancel, release or assign any material indebtedness to any such person or any claims held by any person, in each case of the foregoing clauses (i) through (iii), other than in the ordinary course of business;

•
except for transactions in the ordinary course of business (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith) or transactions that would not be material to Cadence and its subsidiaries on a consolidated basis, make any investment in or acquisition of, whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation or formation of a joint venture or otherwise, any other corporation or entity or any acquisition of property or assets of any other individual, corporation or other entity, in each case other than a wholly owned subsidiary of Cadence;

•
in each case except for transactions in the ordinary course of business, (i) terminate, materially amend, or waive any material provision of, certain material contracts, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts in the ordinary course of business without material adverse changes to terms with respect to Cadence or its subsidiaries or (ii) enter into certain material contracts;

•
except as required by the terms of any Cadence benefit plan existing as of the date of the merger agreement, (i) enter into, adopt or terminate any Cadence benefit plan (including any plans, programs, policies, agreements or arrangements that would be considered a Cadence benefit plan if in effect as of the date of the merger agreement), (ii) amend any Cadence benefit plan (including any plans, programs, policies, agreements or arrangements adopted or entered into that would be considered a Cadence benefit plan if in effect as of the date of the merger agreement), other than de minimis administrative amendments in the ordinary course of business consistent with past practice that do not materially increase the cost or expense of maintaining, or increase the benefits payable under, such plan, program, policy or arrangements, (iii) increase the compensation, bonus, severance, termination pay or other benefits payable to any current, prospective or former employee, officer, director, independent contractor or consultant, (iv) pay, grant or award, or commit to pay, grant or award, any bonuses or incentive compensation, except for the payment of annual bonuses for completed periods based on actual performance in the ordinary course of business consistent with past practice (including, without limitation, as to timing), (v) accelerate the vesting of, or otherwise deviate from the terms provided in the applicable award agreement with respect to the vesting, payment, settlement or exercisability of, any Cadence equity awards or other compensation, (vi) enter into any collective bargaining agreement or similar agreement or arrangement, (vii) fund or provide any funding for any rabbi trust or similar arrangement, (viii) terminate the employment or services of any employee, independent contractor or consultant (who is a natural person) whose annual base salary or base fee is greater than $200,000, in each case other than for cause, or (ix) hire any employee, independent contractor (who is a natural person) or consultant (who is a natural person) whose annual base salary or base fee is greater than $200,000;

•
except for debt workouts in the ordinary course of business, settle any claim, suit, action or proceeding, except (i) involving solely monetary remedies in an amount and for consideration not in excess of $1,000,000 individually or $4,000,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments received by Cadence or any of its subsidiaries in respect thereof) or (ii) that would not impose any material restriction on the business of Cadence or its subsidiaries or the surviving bank or its affiliates;

•
take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•
amend its articles of incorporation, its bylaws or comparable governing documents of its “significant subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);

•
merge or consolidate itself or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its significant subsidiaries;

•
materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any governmental entity or requested by any governmental entity;

•
implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any governmental entity;

•
(i) enter into any material new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, hedging policies, securitization and servicing policies (including any material change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by such policies or applicable law, regulation or policies imposed by any governmental entity or (ii) make any loans or extensions of credit or renewals thereof, except in the ordinary course of business consistent with past practice and not in excess of $35,000,000 (or, in the case of any loan or extension of credit or renewal thereof that is “Adversely Rated” (as determined in the ordinary course of business consistent with past practice under Cadence’s and its subsidiaries’ lending policies in effect as of the date of the merger agreement), not in excess of $20,000,000; provided that any consent from the Huntington Parties sought pursuant to the foregoing clause (ii) will not be unreasonably withheld; provided, further, that, if the Huntington Parties do not respond to any such request for consent within two (2) business days after the relevant loan package is provided to the Huntington Parties, such non-response will be deemed to constitute consent pursuant to clause (ii);

•	make, or commit to make, any capital expenditures that exceed by more than five percent (5%) Cadence’s capital expenditure budget measured on a quarterly basis;
•
change or revoke any tax election, change an annual tax accounting period, adopt or change any tax accounting method, file any amended tax return, enter into any closing agreement with respect to taxes, or settle any tax claim, audit, assessment or dispute or surrender any right to claim a refund of taxes, in each case, that is material to Cadence and its subsidiaries, taken as a whole;

•
(i) make any application for the opening or relocation of, or open or relocate, any branch office, loan production office or other significant office or operations facility of Cadence or its subsidiaries, (ii) other than in consultation with the Huntington Parties, make any application for the closing of or close any branch or (iii) other than in consultation with Huntington, purchase any new real property (other than other real estate owned (OREO) properties in the ordinary course) in an amount in excess of $1,000,000 for any individual property or enter into, amend or renew any material lease with respect to real property requiring aggregate payments under any individual lease in excess of $350,000;

•	knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Cadence or its subsidiaries to obtain any necessary approvals of any governmental entity required for the transactions contemplated by the merger agreement or the requisite Cadence vote or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby; or
•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.
In addition, prior to the effective time or earlier termination of the merger agreement, subject to specified exceptions, Huntington will not, and will not permit any of its subsidiaries to, without the prior written consent of Cadence (such consent not to be unreasonably withheld, conditioned or delayed):
•
amend the Huntington charter or the Huntington bylaws in a manner that would materially and adversely affect the holders of Cadence common stock or Cadence preferred stock relative to other holders of Huntington common stock or Huntington preferred stock (as applicable);

•	adjust, split, combine or reclassify any capital stock of Huntington or make, declare or pay any extraordinary dividend on any capital stock of Huntington;
•
incur any indebtedness for borrowed money (other than indebtedness of Huntington or any of its wholly owned subsidiaries to Huntington or any of its subsidiaries) that would reasonably be expected to prevent Huntington or its subsidiaries from assuming Cadence’s or its subsidiaries’ outstanding indebtedness;

•
sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned subsidiary, or cancel, release, or assign any material indebtedness to any such person or any claims held by any person, in each case other than in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to prevent or materially delay the receipt of the requisite regulatory approvals or the closing;

•
make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation or formation of a joint venture or otherwise), any other corporation or entity or the property or assets of any other individual, corporation or other entity, other than a wholly owned subsidiary of Huntington, except for transactions in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to prevent or materially delay the receipt of the requisite regulatory approvals or the closing;

•
merge or consolidate itself or Huntington National Bank or any of their respective significant subsidiaries with any other person (i) where it or Huntington National Bank, is not the surviving person or (ii) if the merger or consolidation is reasonably likely to prevent, materially delay or materially impair the receipt of the requisite regulatory approvals or the closing;

•
take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•
knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Huntington or its subsidiaries to obtain any necessary approvals of any governmental entity required for the transactions contemplated by the merger agreement or the requisite Huntington vote or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.
Regulatory Matters
Huntington and Cadence have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings required to obtain the requisite regulatory approvals, use their reasonable best efforts to make such filings within thirty (30) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and governmental entities. Each of Huntington and Cadence has agreed to use, and to cause their applicable subsidiaries to use, reasonable best efforts to obtain each such requisite regulatory approval as promptly as reasonably practicable. The parties have agreed to cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the requisite regulatory approvals) and will respond as promptly as practicable to the requests of governmental entities for documents and information. Each of Huntington and Cadence has the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Cadence or Huntington, as the case may be, and any of their respective subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the transactions contemplated by the merger agreement. In exercising the foregoing right, each of the parties has agreed to act reasonably and as promptly as practicable. Each party has agreed to provide the other with copies of any applications and all correspondence relating thereto prior to filing and with sufficient opportunity to comment, other than any portions of material filed in connection therewith that contain competitively sensitive business or other proprietary information or confidential supervisory information filed under a claim of confidentiality. Each of Huntington and Cadence has agreed to consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the transactions contemplated by the merger agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by the merger agreement. Each party will consult with the other in advance of any meeting or conference with any governmental entity in connection with the transactions contemplated by the merger agreement and, to the extent permitted by such governmental entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences; and provided that each party will promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any governmental entity which the other party does not attend or participate in, to the extent permitted by such governmental entity and applicable law.
In furtherance and not in limitation of the foregoing, each of Huntington and Cadence has agreed to use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the closing, and (ii) avoid or eliminate each and every impediment so as to enable the closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses or assets of Huntington, Cadence and their respective subsidiaries. Notwithstanding the foregoing, nothing in the merger agreement will be deemed to require Huntington or Cadence or any of their respective subsidiaries, and neither Huntington nor Cadence nor any of their respective subsidiaries will be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with the foregoing or obtaining any permits, consents, approvals and authorizations of governmental entities that would reasonably be likely to have a material adverse effect on Huntington, the surviving bank and its subsidiaries, taken as a whole, after giving effect to the merger.
Each of Huntington and Cadence has agreed to promptly advise the other upon receiving any communication from any governmental entity whose consent or approval is required for consummation of the transactions contemplated by the merger agreement that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed. In addition, Cadence has agreed to, and to cause its subsidiaries to, reasonably cooperate with Huntington and its subsidiaries (including the furnishing of information and by making employees reasonably available) as is reasonably requested by Huntington in order to comply with the requirements of the Comprehensive Capital Analysis and Review and Dodd-Frank Act Stress Testing programs.
Employee Matters
Huntington has agreed to provide each Cadence continuing employee, during the period commencing at the effective time and ending on December 31 of the calendar year during which the effective time occurs, for so long as the continuing employee is employed following the effective time, with the following: (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages in effect for such continuing employee immediately prior to the effective time; (ii) target short- and long-term incentive opportunities that are no less favorable in the aggregate than those provided to such continuing employee immediately prior to the effective time, and (iii) employee benefits (other than severance, perquisites, defined benefit pension, deferred compensation, post-termination welfare, split dollar insurance, change in control and retention benefits) that are no less favorable in the aggregate than those provided to such continuing employee immediately prior to the effective time. In addition, for a period beginning at the effective time and continuing through the first anniversary thereof, each continuing employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance-qualifying circumstances will be eligible to receive severance benefits pursuant to the Huntington Transition Pay Plan as in effect as of the date of the merger agreement, subject to such continuing employee’s execution (and non-revocation) of a release of claims.
With respect to any employee benefit plans of Huntington or its subsidiaries in which any continuing employees become eligible to participate on or after the effective time (the “new plans”), Huntington and its subsidiaries will: (i) waive all preexisting conditions and waiting periods and use commercially reasonable efforts to waive all exclusions with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any new plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Cadence benefit plan, (ii) use commercially reasonable efforts to provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the effective time under a Cadence benefit plan that provides health care benefits, to the same extent that such credit was given under the analogous Cadence benefit plan prior to the effective time, and (iii) recognize all service of such employees with Cadence and its subsidiaries, including with their respective predecessors, for all purposes in any new plan, to the same extent that such service was taken into account under the analogous Cadence benefit plan prior to the effective time; provided that the foregoing will not apply to the extent it would result in the duplication of benefits, for purposes of any defined benefit pension or supplemental plan or for purposes of any frozen plan or benefit plan that provides grandfathered benefits. Effective as of the effective time, Huntington agrees to assume and honor all Cadence benefit plans in accordance with their terms.
Unless otherwise requested by Huntington, Cadence will cause its 401(k) plan and other defined contribution plan to terminate effective as of the day prior to the effective time and contingent on the effective time. In the event of such termination, continuing employees will be eligible to participate in and make rollover contributions to the Huntington 401(k) plan.
Director and Officer Indemnification and Insurance
The merger agreement provides that from and after the effective time, the surviving bank will indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of Cadence and its subsidiaries (in each case, when acting in such capacity) (collectively, the “Cadence indemnified parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of Cadence or any of its subsidiaries or is or was serving at the request of Cadence or any of its subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the effective time, including matters, acts or omissions occurring in connection with the consideration and approval of the merger agreement and the transactions contemplated by the merger agreement, and the surviving bank will also advance expenses as incurred by the Cadence indemnified party to the fullest extent permitted by applicable law; provided, that in the case of advancement of expenses the Cadence indemnified party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such Cadence indemnified party is not entitled to indemnification.
The merger agreement requires the surviving bank to maintain in effect for a period of six (6) years after the effective time the current policies of directors’ and officers’ liability insurance maintained by Cadence (provided, that the surviving bank may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Cadence or any of its subsidiaries arising from facts or events which occurred at or before the effective time (including the transactions contemplated by the merger agreement). However, following the merger, Huntington is not obligated to expend, on an annual basis, an amount in excess of three-hundred percent (300%) of the current annual premium paid as of the date of the merger agreement by Cadence for such insurance (the “premium cap”), and if such premiums for such insurance would at any time exceed the premium cap, then Huntington will cause to be maintained policies of insurance that, in its good-faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, Cadence, in consultation with, but only upon the consent of the Huntington Parties, may (and at the request of the Huntington Parties, Cadence will use its reasonable best efforts to) obtain at or prior to the effective time a six (6)-year “tail” policy under Cadence’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the premium cap. If Cadence purchases such a tail policy, the surviving bank will maintain such tail policy in full force and effect and continue to honor its obligations thereunder.
The obligations of the surviving bank, the Huntington Parties and Cadence relating to indemnification and directors’ and officers’ insurance may not be terminated or modified in a manner so as to adversely affect any Cadence indemnified party or any other person entitled to the benefit of such indemnification and directors’ and officers’ insurance without the prior written consent of the affected person.
Restructuring Efforts
The merger agreement provides that if either Cadence or Huntington fails to obtain the requisite Cadence vote or the requisite Huntington vote at the duly convened Cadence special meeting or Huntington special meeting, as applicable, or any adjournment or postponement thereof, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by the merger agreement (provided, however, that no party will have any obligation to agree to (i) alter or change any material term of the merger agreement, including the amount or kind of the merger consideration, in a manner adverse to such party or its shareholders or (ii) adversely affect the tax treatment of the merger with respect to such party or its shareholders) and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured pursuant to the merger agreement) to its shareholders for approval.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of Huntington common stock and depositary shares in respect of new Huntington preferred stock to be issued in the merger, access to information of the other company, advice of changes, exemption from takeover laws, shareholder litigation relating to the transactions contemplated by the merger agreement, the assumption by Huntington or Huntington National Bank of Cadence indebtedness and public announcements with respect to the transactions contemplated by the merger agreement.
Shareholder Meetings and Recommendation of Huntington’s and Cadence’s Boards of Directors
Each of Cadence and Huntington have agreed to take, in accordance with applicable law and the Cadence articles and Cadence bylaws and the Huntington articles and Huntington bylaws, all actions necessary to convene a meeting of their respective shareholders (the “Cadence special meeting” and the “Huntington special meeting,” respectively) to be held as soon as reasonably practicable after the registration on Form S-4 of which this joint proxy statement/prospectus forms a part is declared effective for the purpose of obtaining the requisite Cadence vote and the requisite Huntington vote, respectively, required in connection with the merger agreement and the merger and, if so desired and mutually agreed by the parties, other matters of the type customarily brought before an annual or special meeting of shareholders to adopt a merger agreement. Each of the board of directors of Cadence and the board of directors of Huntington, respectively, will use its reasonable best efforts to obtain from, in the case of Cadence, the shareholders of Cadence the requisite Cadence vote, and in the case of Huntington, the shareholders of Huntington the requisite Huntington vote, including (except in the case of a Cadence adverse recommendation change or Huntington adverse recommendation change, respectively, in case defined below) by communicating to its shareholders its recommendation (and including such recommendation in this joint proxy statement/prospectus) that they approve, in the case of Cadence, the merger agreement and the transactions contemplated thereby (the “Cadence board recommendation”), and in the case of Huntington, the issuance of Huntington common stock in connection with the merger (the “Huntington board recommendation”) and will not make a Cadence adverse recommendation change or a Huntington adverse recommendation change, respectively, except as described below. Each of Cadence and the Huntington Parties will engage a proxy solicitor reasonably acceptable to the other party to assist in the solicitation of proxies from shareholders relating to the requisite Cadence vote or the requisite Huntington vote, as applicable. However, subject to certain termination rights in favor of the other party as described in the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Effect of Termination,” if the Cadence board of directors or the Huntington board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith (x) that an acquisition proposal constitutes a superior proposal and that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend in Cadence’s case the merger agreement and the merger and in Huntington’s case the issuance of Huntington common stock in connection with the merger or (y) in response to an intervening event that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend, in Cadence’s case the merger agreement and the merger and in Huntington’s case the issuance of Huntington common stock in connection with the merger, then, prior to the receipt of the requisite Cadence vote or the requisite Huntington vote, as applicable, in submitting the merger agreement and the merger to its shareholders, the board of directors of Cadence or the board of directors of Huntington, as applicable, may withhold or withdraw or modify or qualify in a manner adverse to the Huntington Parties or Cadence, as applicable, the Cadence board recommendation or the Huntington board recommendation, as applicable, or may submit the merger agreement and the merger to its shareholders without recommendation (each, a “Cadence adverse recommendation change” or a “Huntington adverse recommendation change,” respectively) (although the resolutions approving the merger agreement as of the date of the merger agreement may not be rescinded or amended), in which event the board of directors of Cadence or the board of directors of Huntington, as applicable, may communicate the basis for its Cadence adverse recommendation change or its Huntington adverse recommendation change, as applicable, to its shareholders in the joint proxy statement/prospectus or an appropriate amendment or supplement thereto; provided that neither board of directors may take any actions under this sentence unless (i) it gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the case of Cadence, in the event such action is taken by the board of directors of Cadence in response to a Cadence acquisition proposal, the latest material terms and conditions and the identity of the third party in any such Cadence acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the relevant board of directors takes into account any amendment or modification to the merger agreement proposed by the Huntington Parties or Cadence, as applicable, and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith (x) that such acquisition proposal nevertheless constitutes a superior proposal and that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend in Cadence’s case the merger agreement and the merger and in Huntington’s case the issuance of Huntington common stock in connection with the merger or (y) with respect to an intervening event (as defined below) that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend, in the case of Cadence, the merger agreement and the merger and, in the case of Huntington, the issuance of Huntington common stock in connection with the merger. In the case of Cadence, any material amendment to any Cadence acquisition proposal will be deemed to be a new Cadence acquisition proposal for purposes of such notice requirement and will require a new notice period.
For purposes of the merger agreement, “superior proposal” means (i) in the case of Cadence, any bona fide written cadence acquisition proposal that the board of directors of Cadence has determined in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all legal, regulatory and other aspects of the proposal and the person making the proposal, is more favorable to Cadence and its shareholders from a financial point of view than the merger (including, as the case may be, any revisions to the terms of the merger agreement proposed by Huntington in response to such proposal or otherwise) and is reasonably likely to receive all required governmental approvals and financing on a timely basis and is otherwise reasonably capable of being completed on the terms proposed, or (ii) in the case of Huntington, any bona fide written Huntington acquisition proposal that the board of directors of Huntington has determined in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all legal, regulatory and other aspects of the proposal and the person making the proposal, is more favorable to Huntington and its shareholders from a financial point of view than the merger (including, as the case may be, any revisions to the terms of the agreement proposed by Cadence in response to such proposal or otherwise) and is reasonably likely to receive all required governmental approvals and financing on a timely basis and is otherwise reasonably capable of being completed on the terms proposed; provided, in each case, that for purposes of the definition of “superior proposal,” the references to “25%” in the definition of Cadence acquisition proposal or Huntington acquisition proposal will instead refer to “50%”. Additionally, for purposes of the merger agreement, “intervening event” means any material effect, change, circumstance, event or occurrence that (i) was not known to or reasonably foreseeable by the board of directors of Cadence or Huntington, as the case may be, on the date of the merger agreement (or if known, the material consequences of which were not known to or reasonably foreseeable by the board of directors of Cadence or Huntington, as the case may be, as of the date of the merger agreement), and (ii) that does not relate to or involve (a) any Cadence acquisition proposal or Huntington acquisition proposal, (b) any effect, change, circumstance, event or occurrence relating to the other party or any of its subsidiaries unless it would reasonably be likely to have, either individually or in the aggregate, a material adverse effect on such other party, or (c) the mere fact, in and of itself, of Cadence or Huntington meeting, exceeding or failing to meet earnings projections or internal financial forecasts or changes after the date hereof in the market price or trading volume of the common stock or credit rating of Cadence or Huntington (it being understood that the underlying cause of any of the foregoing in this clause (c) may be considered and taken into account to the extent otherwise permitted by this definition).
Cadence or Huntington will adjourn or postpone the Cadence special meeting or Huntington special meeting, respectively, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Cadence common stock or Huntington common stock, respectively, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Cadence or Huntington, respectively, has not received proxies representing a sufficient number of shares necessary to obtain the requisite Cadence vote or the requisite Huntington vote, respectively. Notwithstanding anything to the contrary in the merger agreement, unless the merger agreement has been terminated in accordance with its terms, each of the Cadence special meeting and the Huntington special meeting will be convened and the merger agreement and the merger will be submitted to the shareholders of Cadence at the Cadence special meeting and the shareholders of Huntington at the Huntington special meeting, for the purpose of voting on the approval of the merger and the other matters contemplated thereby, and nothing contained in the merger agreement will be deemed to relieve Cadence or Huntington of such obligation. Each of Cadence and Huntington will only be required to adjourn or postpone the Cadence special meeting and the Huntington special meeting, respectively, two (2) times pursuant to the first sentence of this paragraph.
Each of Cadence and Huntington will use its reasonable best efforts to cause the Cadence special meeting and the Huntington special meeting to occur as soon as reasonably practicable and on the same date.
Agreement Not to Solicit Other Offers
Cadence has agreed that it will not, and will cause its subsidiaries and use its reasonable best efforts to cause its and their respective officers, directors, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Cadence acquisition proposal, except to notify a person that has made or, to the knowledge of Cadence, is making any inquiries with respect to, or is considering making a Cadence acquisition proposal of the existence of the foregoing agreement. Cadence has also agreed that it will not, and will cause its subsidiaries and its and their respective officers, directors, agents, advisors and representatives not to on its behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement referred to and entered into in accordance with the merger agreement relating to a Cadence acquisition proposal). For purposes of the merger agreement, an “acquisition proposal” means, with respect to Cadence (a “Cadence acquisition proposal”) or Huntington (a “Huntington acquisition proposal”), as applicable, other than the transactions contemplated by the merger agreement, any offer, inquiry or proposal relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party or (iii) a merger, consolidation, share exchange or other business combination, reorganization or similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party.
However, prior to the receipt of the requisite Cadence vote, in the event Cadence receives an unsolicited bona fide written Cadence acquisition proposal, it may, and may permit its subsidiaries and its and its subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to, or concurrently with providing any nonpublic information permitted to be so provided, Cadence has provided such information to Huntington, and has entered into a confidentiality agreement with such third party on terms, in all material respects, no less favorable to it than the confidentiality agreement between Huntington and Cadence, which confidentiality agreement may not provide such person with any exclusive right to negotiate with Cadence.
Cadence has also agreed to, and to use reasonable best efforts to cause its officers, directors, agents, advisors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than Huntington with respect to any Cadence acquisition proposal. In addition, Cadence has agreed to promptly (and in any event within one (1) business day) advise Huntington following receipt of any Cadence acquisition proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Cadence acquisition proposal) and will keep Huntington reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Cadence acquisition proposal. Cadence will use its reasonable best efforts, subject to applicable law and the fiduciary duties of the board of directors of Cadence, to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party in accordance with the terms thereof.
Nothing contained in the merger agreement will prevent either party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an acquisition proposal or from making any legally required disclosure to such party’s shareholders; provided that such rules and disclosures will in no way eliminate or modify the effect that any action pursuant to such rules or any such disclosures would otherwise have under the merger agreement.
Conditions to Completion of the Merger
Huntington’s, Huntington National Bank’s and Cadence’s respective obligations to complete the merger are subject to the satisfaction or waiver, at or prior to the effective time, of the following conditions:
•
approval of the issuance of Huntington common stock in connection with the merger by the shareholders of Huntington by the requisite Huntington vote and approval of the merger agreement by the shareholders of Cadence by the requisite Cadence vote;

•
the shares of Huntington common stock and depositary shares in respect of new Huntington preferred stock issuable pursuant to the merger agreement having been authorized for listing on the NASDAQ, in each case subject to official notice of issuance;

•
the effectiveness under the Securities Act of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for that purpose initiated or threatened by the SEC and not withdrawn;

•
no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the merger;

•
all requisite regulatory approvals having been obtained and remaining in full force and effect and all statutory waiting periods in respect thereof having expired, and no such requisite regulatory approval having resulted in the imposition of any materially burdensome regulatory condition (as defined in the section entitled “The Merger—Regulatory Approvals”);

•
the accuracy of the representations and warranties of each of the Huntington Parties and Cadence, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement, and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer or the chief financial officer to the foregoing effect;

•
the performance by each of the Huntington Parties and Cadence in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date, and the receipt by each party of a certificate signed on behalf of Huntington and Cadence, as applicable, by the chief executive officer or the chief financial officer to such effect; and

•
receipt by each of the Huntington Parties and Cadence of an opinion of legal counsel, in form and substance reasonably satisfactory to such party, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; in rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Huntington Parties and Cadence reasonably satisfactory in form and substance to such counsel.

Neither Huntington nor Cadence can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement
The merger agreement can be terminated at any time prior to completion of the merger, whether before or after the receipt of the requisite Huntington vote or the requisite Cadence vote, in the following circumstances:
•	by mutual consent of the Huntington Parties and Cadence in a written instrument;
•
by either the Huntington Parties or Cadence if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

•
by either the Huntington Parties or Cadence if the merger has not been completed on or before October 26, 2026 (the “termination date”), unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement; provided, however, that if the conditions to the closing set forth in the fifth bullet under “Conditions to Completion of the Merger” have not been satisfied or waived on or prior to such date but all other conditions to the closing have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the closing (so long as such conditions are reasonably capable of being satisfied)), the termination date may be extended by either the Huntington Parties or Cadence to January 26, 2027, unless the failure of the closing to occur by the termination date shall be due to the failure of the party seeking to extend the termination date to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement, and such date, as so extended, shall be the “termination date;”

•
by either the Huntington Parties or Cadence (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or if any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Cadence, in the case of a termination by the Huntington Parties, or the Huntington Parties, in the case of a termination by Cadence, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of an applicable closing condition of the terminating party and which is not cured by the earlier of the termination date and forty-five (45) days following written notice to the Huntington Parties or Cadence, as applicable, or by its nature or timing cannot be cured during such period;
•
by the Huntington Parties, prior to such time as the requisite Cadence vote is obtained, if Cadence or the Cadence board of directors (i) withholds, withdraws, modifies or qualifies in a manner adverse to the Huntington Parties the Cadence board recommendation (as defined in the section entitled “The Merger Agreement—Shareholder Meetings and Recommendation of Huntington’s and Cadence’s Board of Directors”), (ii) fails to make the Cadence board recommendation in this joint proxy statement/prospectus, (iii) adopts, approves, recommends or endorses a Cadence acquisition proposal (as defined in the section entitled “The Merger Agreement—Agreement Not to Solicit Other Offers”) or publicly announces an intention to adopt, approve, recommend or endorse a Cadence acquisition proposal, (iv) fails to publicly and without qualification (A) recommend against any Cadence acquisition proposal or (B) reaffirm the Cadence board recommendation, in each case within ten (10) business days (or such fewer number of days as remains prior to the Cadence special meeting) after a Cadence acquisition proposal is made public or any request by the Huntington Parties to do so, or (v) materially breaches its obligations related to Cadence shareholder approval or Cadence acquisition proposals; or

•
by Cadence, prior to such time as the requisite Huntington vote is obtained, if Huntington or the Huntington board of directors (i) withholds, withdraws, modifies or qualifies in a manner adverse to Cadence the Huntington board recommendation (as defined in the section entitled “The Merger Agreement—Shareholder Meetings and Recommendation of Huntington’s and Cadence’s Board of Directors”), (ii) fails to make the Huntington board recommendation in this joint proxy statement/prospectus, (iii) adopts, approves, recommends or endorses a Huntington acquisition proposal (as defined in the section entitled “The Merger Agreement—Agreement Not to Solicit Other Offers”) or publicly announces an intention to adopt, approve, recommend, or endorse a Huntington acquisition proposal, (iv) fails to publicly and without qualification (A) recommend against any Huntington acquisition proposal or (B) reaffirm the Huntington board recommendation, in each case within ten (10) business days (or such fewer number of days as remains prior to the Huntington special meeting) after a Huntington acquisition proposal is made public or any request by Cadence to do so, or (v) materially breaches its obligations related to Huntington shareholder approval.

Neither Huntington nor Cadence is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of Huntington common stock or Cadence common stock.
Effect of Termination
If the merger agreement is terminated by either the Huntington Parties or Cadence, as provided in the section entitled “The Merger Agreement—Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and none of Huntington, Cadence, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever under the merger agreement, or in connection with the transactions contemplated thereby, except that (i) designated provisions of the merger agreement will survive the termination, including those relating to the confidential treatment of information, the effect of termination, including the termination fee described below, and certain general provisions, and (ii) notwithstanding anything to the contrary in the merger agreement, neither the Huntington Parties nor Cadence will be relieved or released from any liabilities or damages arising out of its fraud or willful breach of any provision of the merger agreement occurring prior to termination (including, in the case of Cadence, the loss to the holders of its capital stock and of Cadence equity awards of the economic benefits of the merger (including the loss of premium offered to the shareholders of Cadence), it being understood that Cadence will be entitled to pursue damages for such losses and to enforce the right to recover such losses on behalf of its shareholders and the holders of Cadence equity awards in its sole and absolute discretion, and any amounts received by Cadence in connection therewith may be retained by Cadence).

Termination Fee
Cadence will pay Huntington a termination fee equal to $296 million by wire transfer of same-day funds (the “termination fee”) if the merger agreement is terminated in the following circumstances:
•
In the event that the merger agreement is terminated by the Huntington Parties pursuant to the second to last bullet set forth in the section entitled “The Merger Agreement—Termination of the Merger Agreement” above. In such case, the termination fee must be paid to Huntington as promptly as reasonably practicable after the date of termination (and in any event, within three (3) business days of the date of termination).

•
In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide Cadence acquisition proposal has been communicated to or otherwise made known to the Cadence board of directors or Cadence’s senior management or has been made directly to Cadence’s shareholders generally, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the Cadence special meeting) a Cadence acquisition proposal with respect to Cadence, and (A) (x) thereafter the merger agreement is terminated by either the Huntington Parties or Cadence pursuant to the third bullet set forth in the section entitled “The Merger Agreement—Termination of the Merger Agreement” above without the requisite Cadence vote having been obtained (and all other conditions set forth regarding shareholder approval and the effectiveness under the Securities Act of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part had been satisfied or were capable of being satisfied prior to such termination) or (y) thereafter the merger agreement is terminated by Huntington pursuant to the fourth bullet set forth in the section entitled “The Merger Agreement—Termination of the Merger Agreement” above as the result of a willful breach, and (B) prior to the date that is twelve (12) months after the date of such termination, Cadence enters into a definitive agreement or consummates a transaction with respect to a Cadence acquisition proposal (whether or not the same Cadence acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of Cadence acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).” In such case, the termination fee must be paid to Huntington on the earlier of the date Cadence enters into such definitive agreement and the date of consummation of such transaction.

Huntington will pay Cadence the termination fee if the merger agreement is terminated in the following circumstances:
•
In the event that the merger agreement is terminated by Cadence pursuant to the last bullet set forth in the section entitled “The Merger Agreement—Termination of the Merger Agreement” above. In such case, the termination fee must be paid to Cadence as promptly as reasonably practicable after the date of termination (and in any event, within three (3) business days of the date of termination).

•
In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide Huntington acquisition proposal has been communicated to or otherwise made known to the Huntington board of directors or Huntington’s senior management or has been made directly to Huntington shareholders generally, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the Huntington special meeting) a Huntington acquisition proposal with respect to Huntington, and (A) (x) thereafter the merger agreement is terminated by either Cadence or the Huntington Parties pursuant to the third bullet set forth in the section entitled “The Merger Agreement—Termination of the Merger Agreement” above without the requisite Huntington vote having been obtained (and all other conditions set forth regarding shareholder approval and the effectiveness under the Securities Act of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part had been satisfied or were capable of being satisfied prior to such termination) or (y) thereafter the merger agreement is terminated by Cadence pursuant to the fourth bullet set forth in the section entitled “The Merger Agreement—Termination of the Merger Agreement” above as a result of a willful breach and (B) prior to the date that is twelve (12) months after the date of such termination, Huntington enters into a definitive agreement or consummates a transaction with respect to a Huntington acquisition proposal (whether or not the same Huntington acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of Huntington acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).” In such case, the termination fee must be paid to Cadence on the earlier of the date Huntington enters into such definitive agreement and the date of consummation of such transaction.
Fees and Expenses
Except as otherwise expressly provided in the merger agreement, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the merger is consummated, except that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC and any other governmental entity in connection with the merger and the other arrangements contemplated by the merger agreement will be borne equally by Huntington and Cadence.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite Huntington vote or the requisite Cadence vote, except that after the receipt of the requisite Huntington vote or the requisite Cadence vote, there may not be, without further approval of the shareholders of Huntington or Cadence, as applicable, any amendment of the merger agreement that requires such further approval under applicable law.
At any time prior to the effective time, the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other party pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement; provided, however, that after the receipt of the requisite Huntington vote or the requisite Cadence vote, there may not be, without further approval of the shareholders of Huntington or Cadence, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law.
Governing Law
The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Cadence board of directors will be subject to the laws of the State of Mississippi and matters relating to the fiduciary duties of the Huntington board of directors will be subject to the laws of the State of Maryland).
Specific Performance
Huntington and Cadence will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches of the merger agreement or to enforce specifically the performance of the terms and provisions thereof (including the parties’ obligation to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity. Each of Huntington and Cadence waives any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following general discussion sets forth the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined in this section) of Cadence common stock. This discussion does not address the tax consequences to U.S. holders of Cadence series A preferred stock. This discussion also does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction or under any U.S. federal laws other than those pertaining to the income tax. This discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and court and administrative rulings and decisions in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.
For purposes of this discussion, we use the term “U.S. holder” to mean:
•	an individual citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;
•
a trust if (i) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.
If a partnership holds Cadence common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If you are a partner of an entity or arrangement that is treated as a partnership holding Cadence common stock, you should consult your tax advisors.
This discussion is applicable to you only if you hold your shares of Cadence common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
•	a financial institution;
•	a tax-exempt organization;
•	an S corporation or other pass-through entity (or investor therein);
•	an insurance company;
•	a mutual fund;
•	a retirement plan, individual retirement account or other tax-deferred account;
•	a dealer or broker in stocks, securities, commodities or foreign currencies;
•	a trader in securities who elects the mark-to-market method of accounting for your securities;
•	a holder of Cadence common stock subject to the alternative minimum tax provisions of the Code;
•	a holder of Cadence common stock who received Cadence common stock through the exercise of employee stock options or through a tax-qualified retirement plan or otherwise as compensation;
•	a person who is not a U.S. holder;
•	a real estate investment trust;
•	a regulated investment company;
•	a person that has a functional currency other than the U.S. dollar;
•	an expatriate of the United States;

•
a holder that holds (or that held, directly or constructively, at any time during the five (5)- year period ending on the date of the disposition of your Cadence common stock pursuant to the merger) five percent (5%) or more of the outstanding Cadence common stock;

•	a holder of options granted under any Cadence benefit plan; or
•	a holder of Cadence common stock who holds Cadence common stock as part of a hedge, straddle or a constructive sale or conversion transaction.
In addition, the discussion does not address any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or any consequences under the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of Cadence or Huntington. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.
Tax Consequences of the Merger Generally
Huntington and Cadence intend the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. As described below, it is a condition to each party’s respective obligations to complete the merger that Huntington and Cadence each receive a legal opinion that the merger will so qualify. Accordingly, the material U.S. federal income tax consequences of the merger to U.S. holders of Cadence common stock are as follows:
•
you will not recognize gain or loss when you exchange your Cadence common stock solely for Huntington common stock, except with respect to any cash received instead of a fractional share of Huntington common stock;

•
your aggregate tax basis in the Huntington common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash) will equal your aggregate tax basis in the Cadence common stock you surrender; and

•
your holding period for the Huntington common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash) will include your holding period for the shares of Cadence common stock that you surrender in the exchange.

If you acquired different blocks of Cadence common stock at different times and at different prices, your tax basis and holding period in your Huntington common stock may be determined with reference to each block of Cadence common stock.
Cash Instead of Fractional Shares
If you receive cash instead of a fractional share of Huntington common stock, you will be treated as having received the fractional share of Huntington common stock pursuant to the merger and then as having exchanged that fractional share for cash in redemption by Huntington. You will generally recognize capital gain or loss on any cash received instead of a fractional share of Huntington common stock equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. Any capital gain or loss will constitute long-term capital gain or loss if your holding period in Cadence common stock surrendered in the merger is greater than one (1) year as of the effective time of the merger. The deductibility of capital losses is subject to limitations.
Closing Condition Tax Opinions
It is a condition to the closing of the merger that Huntington and Cadence will each receive a legal opinion dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by Huntington and Cadence to be delivered at closing of the merger, and on certain customary factual assumptions. If any of the representations, warranties, covenants or assumptions upon which the opinions described above are based are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the merger could be adversely affected.
Neither of these tax opinions will be binding on the Internal Revenue Service. Huntington and Cadence have not and do not intend to seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.
Information Reporting and Backup Withholding
If you are a non-corporate U.S. holder of Cadence common stock you may be subject to information reporting and backup withholding on any cash payments received instead of a fractional share interest in Huntington common stock. You will not be subject to backup withholding, however, if you:
•
furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the Form W-9 (or a suitable substitute or successor form) included in the letter of transmittal to be delivered to you following the completion of the merger and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof of an applicable exemption from backup withholding.
Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.
This summary of certain material U.S. federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

DESCRIPTION OF HUNTINGTON CAPITAL STOCK
As a result of the merger, Cadence common shareholders will receive shares of Huntington common stock in the merger and will become Huntington shareholders. The following description summarizes the terms of Huntington’s capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, Maryland law and the Huntington charter and bylaws (the “Huntington bylaws”). The Huntington charter and the Huntington bylaws are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part.
Huntington’s authorized capital stock consists of 2,250,000,000 shares of common stock, par value $0.01 per share, and 6,617,808 shares of serial preferred stock, par value $0.01 per share. As of the date of this joint proxy statement/prospectus, there were 1,574,803,152 shares of Huntington common stock issued and outstanding and 885,000 shares of Huntington preferred stock issued and outstanding. All outstanding shares of Huntington capital stock are fully paid and non-assessable.
Huntington Common Stock
Voting Rights
Holders of Huntington common stock are entitled at all times to one (1) vote for each share, subject, however, to the voting rights, if any, of the holders of Huntington preferred stock. Huntington shareholders do not have cumulative voting rights in the election of directors.
A nominee for election to the Huntington board of directors at a meeting of shareholders will be elected only if the number of votes cast “for” such nominee’s election exceeds the number of votes cast “against” or affirmatively “withheld” as to such nominee’s election; provided, however, that if, on either the date of Huntington’s proxy statement for the meeting or on the date of the meeting, the number of nominees exceeds the number of directors to be elected, the directors will be elected by a plurality of all the votes cast at the meeting. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present will be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the Huntington charter.
Dividend Rights
Holders of Huntington common stock are entitled to receive dividends when authorized by the Huntington board of directors and declared by Huntington out of assets legally available for the payment of dividends, subject, however, to the dividend rights, if any, of the holders of Huntington preferred stock.
Liquidation Rights
In the event of any liquidation, dissolution or winding up of Huntington, the remaining assets of Huntington after the payment of all debts and necessary expenses, subject, however, to the rights of the holders of the Huntington preferred stock then outstanding, will be distributed among the holders of the common stock pro rata in accordance with their respective holdings.
Preemptive and Conversion Rights
Huntington’s common stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision.
Transfer Agent and Registrar
The transfer agent and registrar for Huntington common stock is Computershare Trust Company, N.A. at Computershare Investor Services, PO Box 43006, Providence, Rhode Island 02940-3006.
Listing
Huntington common stock is listed on the NASDAQ under the symbol “HBAN.”
For more information regarding the rights of holders of Huntington common stock, see the section entitled “Comparison of Shareholders’ Rights” beginning on page 145.

Huntington Preferred Stock
The Huntington board of directors has the authority to classify and reclassify any unissued shares of Huntington preferred stock by authorizing the issuance of the Huntington preferred stock from time to time in one or more series with such distinctive serial designations as may be established by the Huntington board of directors. Any such series:
•	may have such voting powers, full or limited, or may be without voting powers;
•	may be subject to redemption at such time or times and at such prices;
•
may be entitled to receive dividends (which may be cumulative or noncumulative) at such rate or rates, on such conditions, and at such times and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock;

•	may have such rights upon the dissolution of, or upon any distribution of the assets of, Huntington;
•
may be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class of classes of stock of Huntington, at such price or prices or at such rates of exchange, and with such adjustments; and

•
will have such other preferences, conversion or other rights, voting powers, restrictions, limitations as to the dividends, qualifications, terms or conditions of redemption or other rights, all as hereafter authorized by the Huntington board of directors and stated and expressed in the articles supplementary or other charter document providing for the issuance of such Huntington preferred stock.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of Huntington’s shareholders might believe to be in their best interests or in which Huntington’s shareholders might receive a premium for their stock over Huntington’s then market price.
As of the date of this joint proxy statement/prospectus, Huntington has 6,617,808 authorized shares of Huntington preferred stock, of which 885,000 shares are issued and outstanding, with 35,500 shares designated as Huntington series B preferred stock, 5,000 shares designated as Huntington series F preferred stock, 5,000 shares designated as Huntington series G preferred stock, 500,000 shares designated as Huntington series H preferred stock, 7,000 shares designated as Huntington series I preferred stock, 325,000 shares designated as Huntington series J preferred stock and 7,500 shares designated as Huntington series K preferred stock.
Description of Huntington Series B Preferred Stock
The Huntington series B preferred stock ranks, with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up, (i) on a parity with the Huntington series F preferred stock, the Huntington series G preferred stock, the Huntington series H preferred stock, the Huntington series I preferred stock, the Huntington series J preferred stock, the Huntington series K preferred stock and each class or series of preferred stock Huntington may issue in the future the terms of which expressly provide that such class or series will rank on a parity with the Huntington series B preferred stock as to dividend rights and rights on Huntington’s liquidation, winding up and dissolution of Huntington and (ii) senior to Huntington common stock and each other class or series of preferred stock Huntington may issue in the future the terms of which do not expressly provide that it ranks on a parity with or senior to the Huntington series B preferred stock as to dividend rights and rights on Huntington’s liquidation, winding-up and dissolution.
The Huntington series B preferred stock does not entitle the holder to any preemptive or conversion rights.
Dividends on the Huntington series B preferred stock are payable quarterly in arrears, when, as and if authorized by Huntington’s board of directors and declared by Huntington out of legally available funds, on a non-cumulative basis on the $1,000 per share liquidation preference, at a floating rate equal to the CME Term SOFR and a twenty-six (26) basis point spread adjustment plus a spread of 2.70% per annum for each dividend period.
The Huntington series B preferred stock was not redeemable prior to January 15, 2017. The Huntington series B preferred stock is presently redeemable, in whole or in part, from time to time, at Huntington’s option, at a redemption price equal to the liquidation preference, plus any declared and unpaid dividends. The holders of the Huntington series B preferred stock do not have the right to require the redemption or repurchase of the

Huntington series B preferred stock. The Huntington series B preferred stock is also redeemable, in whole but not in part, at any time following a regulatory capital treatment event (as defined in the articles supplementary creating the Huntington series B preferred stock), at a redemption price equal to the liquidation preference, plus any authorized, declared and unpaid dividends from the prior dividend period and the pro-rated portion of unpaid dividends, whether or not declared, for the dividend period in which such redemption occurs.
Except as indicated below, the holders of the Huntington series B preferred stock do not have any voting rights:
•
If and when the dividends on the Huntington series B preferred stock or on any other class or series of Huntington’s preferred stock ranking on a parity with the Huntington series B preferred stock that has voting rights equivalent to those of the Huntington series B preferred stock have not been authorized, declared and paid for at least six (6) quarterly dividend periods (whether or not consecutive), the holders of the Huntington series B preferred stock, together with the holders of all other affected classes and series of preferred stock ranking on a parity with the Huntington series B preferred stock, voting as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, will be entitled to elect two (2) additional members of the Huntington board of directors, but only if the election of any such directors would not cause Huntington to violate the corporate governance requirement of the NASDAQ (or any other exchange on which Huntington’s securities may be listed) that listed companies must have a majority of independent directors.

•
So long as any shares of the Huntington series B preferred stock are outstanding, in addition to any other vote or consent of shareholders required by Huntington’s charter, the vote or consent of the holders of at least two-thirds (2/3) of the outstanding shares of the Huntington series B preferred stock and any class or series of securities on a parity with similar rights then outstanding, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating certain charter amendments and certain mergers and consolidations.

Description of Huntington Series F Preferred Stock
The Huntington series F preferred stock ranks, with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up, (i) on a parity with the Huntington series B preferred stock, the Huntington series G preferred stock, the Huntington series H preferred stock, the Huntington series I preferred stock, the Huntington series J preferred stock, the Huntington series K preferred stock and each class or series of preferred stock Huntington may issue in the future the terms of which expressly provide that such class or series will rank on a parity with the Huntington series F preferred stock as to dividend rights and rights on Huntington’s liquidation, winding up and dissolution of Huntington and (ii) senior to Huntington common stock and each other class or series of preferred stock Huntington may issue in the future the terms of which do not expressly provide that it ranks on a parity with or senior to the Huntington series F preferred stock as to dividend rights and rights on Huntington’s liquidation, winding-up and dissolution.
The Huntington series F preferred stock does not entitle the holder to any preemptive or conversion rights.
Dividends on the Huntington series F preferred stock are payable quarterly in arrears, when, as and if authorized by Huntington’s board of directors and declared by Huntington out of legally available funds on a non-cumulative basis. Dividends accrue from the issue date to, but excluding, July 15, 2030 at a rate of 5.625% per annum on the liquidation preference of $100,000 per share, payable quarterly, in arrears. Dividends will accrue from and including July 15, 2030 at the ten (10)-year treasury rate as of the most recent reset dividend determination date (as defined in the articles supplementary creating the Huntington series F preferred stock) plus 4.945% per annum on the liquidation preference of $100,000 per share, payable quarterly, in arrears, commencing on October 15, 2030.
The Huntington series F preferred stock is redeemable, in whole or in part, from time to time, at Huntington’s option on any dividend payment date on or after July 15, 2030, at a redemption price equal to the liquidation preference, plus any authorized, declared and unpaid dividends, without accumulation of undeclared dividends. The holders of the Huntington series F preferred stock do not have the right to require the redemption or repurchase of the Huntington series F preferred stock. The Huntington series F preferred stock is also redeemable, in whole but not in part, within ninety (90) days following a regulatory capital treatment event (as defined in the articles supplementary creating the Huntington series F preferred stock) at a redemption price equal to the liquidation preference, plus the sum of (i) any authorized, declared and unpaid dividends from the prior dividend period and (ii) the pro-rated portion of unpaid dividends, whether or not authorized or declared, for the dividend period in which such redemption occurs. Redemption or repurchase of Huntington series F preferred stock is subject to receipt of prior approval of the Federal Reserve or other appropriate federal banking agency.
Except as indicated below, the holders of the Huntington series F preferred stock do not have any voting rights:
•
If and when the dividends on the Huntington series F preferred stock or on any other class or series of Huntington preferred stock ranking on a parity with the Huntington series F preferred stock that has voting rights equivalent to those of the Huntington series F preferred stock, have not been authorized, declared and paid in full for at least six (6) quarterly dividend periods or their equivalent (whether or not consecutive), the holders of the Huntington series F preferred stock, together with the holders of all other affected classes and series of preferred stock ranking on a parity with the Huntington series F preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote for the election of the two (2) directors, voting as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, will be entitled to elect two (2) additional members of the Huntington board of directors, but only if the election of any such directors would not cause Huntington to violate the corporate governance requirement of the NASDAQ (or any other exchange on which Huntington’s securities may be listed) that listed companies must have a majority of independent directors.

•
So long as any shares of the Huntington series F preferred stock are outstanding, in addition to any other vote or consent of shareholders required by the Huntington charter or the Huntington bylaws, the vote or consent of the holders of at least two-thirds (2/3) of the outstanding shares of the Huntington series F preferred stock and any class or series of preferred stock then outstanding that ranks on a parity with the Huntington series F preferred stock and has like voting rights that are exercisable and are then outstanding, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating certain charter amendments and certain mergers and consolidations.

Description of Huntington Series G Preferred Stock
The Huntington series G preferred stock ranks, with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up, (i) on a parity with the Huntington series B preferred stock, the Huntington series F preferred stock, the Huntington series H preferred stock, the Huntington series I preferred stock, the Huntington series J preferred stock, the Huntington series K preferred stock and each class or series of preferred stock Huntington may issue in the future the terms of which expressly provide that such class or series will rank on a parity with the Huntington series G preferred stock as to dividend rights and rights on Huntington’s liquidation, winding up and dissolution of Huntington and (ii) senior to Huntington common stock and each other class or series of preferred stock Huntington may issue in the future the terms of which do not expressly provide that it ranks on a parity with or senior to the Huntington series G preferred stock as to dividend rights and rights on Huntington’s liquidation, winding-up and dissolution.
The Huntington series G preferred stock does not entitle the holder to any preemptive or conversion rights.
Dividends on the Huntington series G preferred stock are payable quarterly in arrears, when, as and if authorized by Huntington’s board of directors and declared by Huntington out of legally available funds, on a non-cumulative basis. Dividends accrue from the issue date to, but excluding, October 15, 2027 at a rate of 4.450% per annum on the liquidation preference of $100,000 per share, payable quarterly, in arrears, commencing on January 15, 2021 and ending on October 15, 2027. Dividends will accrue from and including

October 15, 2027 at the seven (7)-year treasury rate as of the most recent reset dividend determination date (as defined in the articles supplementary creating the Huntington series G preferred stock) plus 4.045% per annum on the liquidation preference of $100,000 per share, payable quarterly, in arrears, commencing on January 15, 2028.
The Huntington series G preferred stock is redeemable, in whole or in part, from time to time, at Huntington’s option on any dividend payment date on or after October 15, 2027, at a redemption price equal to the liquidation preference, plus any authorized, declared and unpaid dividends, without accumulation of undeclared dividends. The holders of the Huntington series G preferred stock do not have the right to require the redemption or repurchase of the Huntington series G preferred stock. The Huntington series G preferred stock is also redeemable, in whole but not in part, within ninety (90) days following a regulatory capital treatment event (as defined in the articles supplementary creating the Huntington series G preferred stock) at a redemption price equal to the liquidation preference, plus the sum of (i) any authorized, declared and unpaid dividends from the prior dividend period and (ii) the pro-rated portion of unpaid dividends, whether or not declared, for the dividend period in which such redemption occurs. Redemption or repurchase of Huntington series G preferred stock is subject to receipt of prior approval of the Federal Reserve or other appropriate federal banking agency.
Except as indicated below, the holders of the Huntington series G preferred stock do not have any voting rights:
•
If and when the dividends on the Huntington series G preferred stock or on any other class or series of Huntington preferred stock ranking on a parity with the Huntington series G preferred stock that has voting rights equivalent to those of the Huntington series G preferred stock, have not been authorized, declared and paid in full for at least six (6) quarterly dividend periods or their equivalent (whether or not consecutive), the holders of the Huntington series G preferred stock, together with the holders of all other affected classes and series of preferred stock ranking on a parity with the Huntington series G preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote for the election of the two (2) directors, voting as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, will be entitled to elect two (2) additional members of the Huntington board of directors, but only if the election of any such directors would not cause Huntington to violate the corporate governance requirement of the NASDAQ (or any other exchange on which Huntington’s securities may be listed) that listed companies must have a majority of independent directors.

•
So long as any shares of the Huntington series G preferred stock are outstanding, in addition to any other vote or consent of shareholders required by the Huntington charter or the Huntington bylaws, the vote or consent of the holders of at least two-thirds (2/3) of the outstanding shares of the Huntington series G preferred stock and any class or series of preferred stock then outstanding that ranks on a parity with the Huntington series G preferred stock and has like voting rights that are exercisable and are then outstanding, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating certain charter amendments and certain mergers and consolidations.

Description of Huntington Series H Preferred Stock
The Huntington series H preferred stock ranks, with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up, (i) on a parity with the Huntington series B preferred stock, the Huntington series F preferred stock, the Huntington series G preferred stock, the Huntington series I preferred stock, the Huntington series J preferred stock, the Huntington series K preferred stock and each class or series of preferred stock Huntington may issue in the future the terms of which expressly provide that such class or series will rank on a parity with the Huntington series H preferred stock as to dividend rights and rights on Huntington’s liquidation, winding up and dissolution of Huntington and (ii) senior to Huntington common stock and each other class or series of preferred stock Huntington may issue in the future the terms of which do not expressly provide that it ranks on a parity with or senior to the Huntington series H preferred stock as to dividend rights and rights on Huntington’s liquidation, winding-up and dissolution.

The Huntington series H preferred stock does not entitle the holder to any preemptive or conversion rights.
Dividends on the Huntington series H preferred stock are payable quarterly in arrears, when, as and if authorized by Huntington’s board of directors and declared by Huntington out of legally available funds, on a non-cumulative basis. Dividends accrue from the issue date, at a rate of 4.500% per annum on the liquidation preference of $1,000 per share, payable quarterly, in arrears, on January 15, April 15, July 15 and October 15, commencing on July 15, 2021.
The Huntington series H preferred stock is redeemable, in whole or in part, from time to time, at Huntington’s option on any dividend payment date on or after April 15, 2026, at a redemption price equal to the liquidation preference, plus any authorized, declared and unpaid dividends, without accumulation of undeclared dividends. The holders of the Huntington series H preferred stock do not have the right to require the redemption or repurchase of the Huntington series H preferred stock. The Huntington series H preferred stock is also redeemable, in whole but not in part, within ninety (90) days following a regulatory capital treatment event (as defined in the articles supplementary creating the Huntington series H preferred stock) at a redemption price equal to the liquidation preference, plus the sum of (i) any authorized, declared and unpaid dividends from the prior dividend period and (ii) the pro-rated portion of unpaid dividends, whether or not declared, for the dividend period in which such redemption occurs. Redemption or repurchase of Huntington series H preferred stock is subject to receipt of prior approval of the Federal Reserve or other appropriate federal banking agency.
Except as indicated below, the holders of the Huntington series H preferred stock do not have any voting rights:
•
If and when the dividends on the Huntington series H preferred stock or on any other class or series of Huntington preferred stock ranking on a parity with the Huntington series H preferred stock that has voting rights equivalent to those of the Huntington series H preferred stock, have not been authorized, declared and paid in full for at least six (6) quarterly dividend periods or their equivalent (whether or not consecutive), the holders of the Huntington series H preferred stock, together with the holders of all other affected classes and series of preferred stock ranking on a parity with the Huntington series H preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote for the election of the two (2) directors, voting as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, will be entitled to elect two (2) additional members of the Huntington board of directors, but only if the election of any such directors would not cause Huntington to violate the corporate governance requirement of the NASDAQ (or any other exchange on which Huntington’s securities may be listed) that listed companies must have a majority of independent directors.

•
So long as any shares of the Huntington series H preferred stock are outstanding, in addition to any other vote or consent of shareholders required by the Huntington charter or the Huntington bylaws, the vote or consent of the holders of at least two-thirds (2/3) of the outstanding shares of the Huntington series H preferred stock and any class or series of preferred stock then outstanding that ranks on a parity with the Huntington series H preferred stock and has like voting rights that are exercisable and are then outstanding, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating certain charter amendments and certain mergers and consolidations.

Description of Huntington Series I Preferred Stock
The Huntington series I preferred stock ranks, with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up, (i) on a parity with the Huntington series B preferred stock, the Huntington series F preferred stock, the Huntington series G preferred stock, the Huntington series H preferred stock, the Huntington series J preferred stock, the Huntington series K preferred stock and each class or series of preferred stock Huntington may issue in the future the terms of which expressly provide that such class or series will rank on a parity with the Huntington series I preferred stock as to dividend rights and rights on Huntington’s liquidation, winding up and dissolution of Huntington and (ii) senior to Huntington common stock and each other class or series of preferred stock Huntington may issue in the future the terms of which do not expressly provide that it ranks on a parity with or senior to the Huntington series I preferred stock as to dividend rights and rights on Huntington’s liquidation, winding-up and dissolution.
The Huntington series I preferred stock does not entitle the holder to any preemptive or conversion rights.
Dividends on the Huntington series I preferred stock are payable quarterly in arrears, when, as and if declared by Huntington’s board of directors out of legally available funds, on a non-cumulative basis. Dividends accrue from the issue date, at a rate of 5.70% per annum on the liquidation preference of $25,000 per share, payable quarterly, in arrears, on each March 1, June 1, September 1 and December 1, commencing on June 9, 2021.
The Huntington series I preferred stock was not redeemable prior to December 1, 2022. The Huntington series I stock is presently redeemable, in whole or in part, from time to time, at Huntington’s option on any dividend payment date, at a redemption price equal to the liquidation preference, plus any authorized, declared and unpaid dividends, without accumulation of undeclared dividends. Within ninety (90) days following a regulatory capital treatment event (as defined in the articles supplementary creating the Huntington series I preferred stock), the corporation may, at its option, subject to the approval of the appropriate federal banking agency, provide notice of its intent to redeem, and subsequently redeem, all (but not less than all) of the shares of series I preferred stock at the time outstanding, at a redemption price equal to the liquidation preference. In case of any redemption of only part of the shares of series I preferred stock at the time outstanding, the shares of series I preferred stock to be redeemed are selected either pro rata from the holders of record of series I preferred stock in proportion to the number of shares of series I preferred stock held by such holders or in such other manner consistent with the rules and policies of the NASDAQ as the Huntington board of directors or any duly authorized committee of the Huntington board of directors determines to be fair and equitable.
Except as indicated below, the holders of the Huntington series I preferred stock do not have any voting rights:
•
Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66 2/3% of all of the shares of the series I preferred stock at the time outstanding, voting separately as a class, shall be required to authorize any amendment of the charter or of any certificate amendatory thereof or supplemental thereto (including any articles supplementary or any similar document relating to any series of preferred stock) which will materially and adversely affect the powers, preferences, privileges or rights of the series I preferred stock, taken as a whole; provided, however, that the following will not be deemed to adversely affect the powers, preferences, privileges or rights of the series I preferred stock: (i) any increase in the amount of the authorized or issued series I preferred stock, (ii) any increase in the amount of authorized preferred stock of the corporation, or (iii) the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with and/or junior to the series I preferred stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon liquidation, dissolution or winding up of the corporation.

•
Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66 2/3% of all of the shares of the series I preferred stock and all other parity stock (as defined in the articles supplementary creating the Huntington series I preferred stock), at the time outstanding, voting as a single class without regard to series, shall be required to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any additional class or series of stock ranking prior to the shares of the series I preferred stock and all other parity stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up of the corporation.

•
If and whenever dividends on the series I preferred stock or any other class or series of preferred stock that ranks on parity with the series I preferred stock as to payment of dividends, and upon which voting rights equivalent to those granted have been conferred and are exercisable, have not been paid in an aggregate amount equal, as to any class or series, to at least six quarterly dividend periods (whether consecutive or not), the number of directors constituting the Huntington board of directors shall be increased by two (2), and the holders of the series I preferred stock (together with holders of any other class of the corporation’s authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist), shall have the right, voting separately as a single class without regard to series, to the exclusion of the holders of common stock, to elect two (2) directors of the corporation to fill such newly created directorships (and to fill any vacancies in the terms of such directorships), provided that the Huntington board of directors shall at no time include more than two (2) such directors.
Description of Huntington Series J Preferred Stock
The Huntington series J preferred stock ranks, with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up, (i) on a parity with the Huntington series B preferred stock, the Huntington series F preferred stock, the Huntington series G preferred stock, the Huntington series H preferred stock, the Huntington series I preferred stock, the Huntington series K preferred stock and each class or series of preferred stock Huntington may issue in the future the terms of which expressly provide that such class or series will rank on a parity with the Huntington series J preferred stock as to dividend rights and rights on Huntington’s liquidation, winding up and dissolution of Huntington and (ii) senior to Huntington common stock and each other class or series of preferred stock Huntington may issue in the future the terms of which do not expressly provide that it ranks on a parity with or senior to the Huntington series J preferred stock as to dividend rights and rights on Huntington’s liquidation, winding-up and dissolution.
The Huntington series J preferred stock does not entitle the holder to any preemptive or conversion rights.
Dividends on the Huntington series J preferred stock are payable quarterly in arrears, when, as and if authorized by Huntington’s board of directors and declared by the Huntington, out of legally available funds, on a non-cumulative basis. Dividends accrue on the $1,000 per share liquidation preference at a rate equal to 6.875% from the issue date, but excluding April 15, 2028, and from April 15, 2028 and every fifth anniversary thereafter, the five (5)-year treasury rate as of the most recent reset dividend determination date (as defined in the articles supplementary creating the Huntington series J preferred stock) plus 2.704%, payable quarterly, in arrears, on January 15, April 15, July 15 and October 15 of each year, commencing on July 15, 2023.
The Huntington series J preferred stock is redeemable, in whole or in part, from time to time, at Huntington’s option on any dividend payment date on or after April 15, 2028, at a redemption price equal to the liquidation preference, plus any authorized, declared and unpaid dividends, without accumulation of undeclared dividends. The holders of the Huntington series J preferred stock do not have the right to require the redemption or repurchase of the Huntington series J preferred stock. The Huntington series J preferred stock is also redeemable, in whole but not in part, within ninety (90) days following a regulatory capital treatment event (as defined in the articles supplementary creating the Huntington series J preferred stock) at a redemption price equal to the liquidation preference, plus the sum of (i) any authorized, declared and unpaid dividends from the prior dividend period and (ii) the pro-rated portion of unpaid dividends, whether or not declared, for the dividend period in which such redemption occurs. Redemption or repurchase of Huntington series J preferred stock is subject to receipt of prior approval of the Federal Reserve or other appropriate federal banking agency.
Except as indicated below, the holders of the Huntington series J preferred stock do not have any voting rights:
•
If and when the dividends on the Huntington series J preferred stock or on any other class or series of Huntington preferred stock ranking on a parity with the Huntington series J preferred stock that has voting rights equivalent to those of the Huntington series J preferred stock, have not been authorized, declared and paid in full for at least six (6) quarterly dividend periods or their equivalent (whether or not consecutive), the holders of the Huntington series J preferred stock, together with the holders of all other affected classes and series of preferred stock ranking on a parity with the Huntington series J preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote for the election of the two (2) directors, voting as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, will be entitled to elect two (2) additional members of the

Huntington board of directors, but only if the election of any such directors would not cause Huntington to violate the corporate governance requirement of the NASDAQ (or any other exchange on which Huntington’s securities may be listed) that listed companies must have a majority of independent directors.
So long as any shares of the Huntington series J preferred stock are outstanding, in addition to any other vote or consent of shareholders required by the Huntington charter or the Huntington bylaws, the vote or consent of the holders of at least two-thirds (2/3) of the outstanding shares of the Huntington series J preferred stock and any class or series of preferred stock then outstanding that ranks on a parity with the Huntington series J preferred stock and has like voting rights that are exercisable and are then outstanding, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating certain charter amendments and certain mergers and consolidations.
Description of Huntington Series K Preferred Stock
The series K preferred stock ranks, with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up, (i) on a parity with the Huntington series B preferred stock, the Huntington series F preferred stock, the Huntington series G preferred stock, the Huntington series H preferred stock, the Huntington series I preferred stock, the Huntington series J preferred stock and each class or series of serial preferred stock Huntington may issue in the future, the terms of which expressly provide that such class or series will rank on a parity with the series K preferred stock as to dividend rights and rights on liquidation, winding-up and dissolution of Huntington and (ii) senior to Huntington’s common stock and each other class or series of serial preferred stock Huntington may issue in the future the terms of which do not expressly provide that it ranks on a parity with or senior to the series K preferred stock as to dividend rights and rights on liquidation, winding-up and dissolution of Huntington.
The Huntington series K preferred stock does not entitle the holder to any preemptive or conversion rights.
Dividends on the Huntington series K preferred stock will be payable when, as and if authorized by Huntington’s board of directors or a duly authorized committee thereof and declared by Huntington out of legally available funds, on a non-cumulative basis. From the issue date to, but excluding, October 15, 2030, dividends on the series K preferred stock will accrue on a non-cumulative basis at a rate of 6.250% per annum on the liquidation preference of $100,000 per share, payable quarterly, in arrears, on the fifteenth day of each January, April, July and October, commencing on January 15, 2026 and ending on October 15, 2030. From and including October 15, 2030, dividends on the series K preferred stock will accrue on a non-cumulative basis at the five (5)-year treasury rate as of the most recent reset dividend determination date plus 2.653% for each reset period on the liquidation preference of $100,000 per share, payable quarterly, in arrears, on the fifteenth day of each January, April, July and October, commencing on January 15, 2031. “Reset dividend determination date” means, in respect of any reset period, the day falling three business days prior to the beginning of such reset period. “Reset period” means the period from and including October 15, 2030 to, but excluding, the next following reset date and thereafter each period from and including each reset date to, but excluding, the next following reset date. “Reset date” means October 15, 2030 and each date falling on the fifth (5th) anniversary of the preceding reset date, in each case, regardless of whether such day is a business day.
The Huntington series K preferred stock does not have a maturity date, and Huntington is not required to redeem the series K preferred stock. Accordingly, the series K preferred stock and the depositary shares will remain outstanding indefinitely, unless and until Huntington decides to redeem it pursuant to the terms of the articles supplementary. Huntington may redeem the series K preferred stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after October 15, 2030 or (ii) in whole but not in part, within ninety (90) days following a Regulatory Capital Treatment Event (as defined in the articles supplementary), at a redemption price equal to $100,000 per share (equivalent to $1,000 per depositary share), plus any authorized, declared and unpaid dividends in any prior dividend period and, solely in the case of a redemption following a Regulatory Capital Treatment Event, the pro-rated portion of unpaid dividends, whether or not declared, for the dividend period in which such redemption occurs. If Huntington redeems the series K preferred stock, the depositary (as defined below) will redeem a proportional number of depositary shares. Neither the holders of series K preferred stock nor holders of depositary shares will have the right to require the redemption or repurchase of the series K preferred stock. Any redemption of the series K preferred stock is subject to Huntington’s receipt of any required prior approval by the Board of Governors of the Federal Reserve System or other successor regulatory authority and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to redemption of the series K preferred stock.
Except as indicated below, or with respect to certain fundamental changes in the terms of the series K preferred stock and certain other matters, the holders of the Huntington series K preferred stock do not have any voting rights:
•
If and when the dividends on the series K preferred stock are not paid in full for at least six (6) quarterly dividend periods or their equivalent, whether or not consecutive, the holders of the series K preferred stock, acting as a single class with any other parity securities having similar voting rights that are then exercisable, will have the right to elect two (2) directors to Huntington’s board of directors but only if the election of any such directors would not cause Huntington to violate the corporate governance requirement of the NASDAQ (or any other exchange on which Huntington’s securities may be listed) that listed companies must have a majority of independent directors. The terms of office of these directors will end when Huntington has paid or set aside for payment full dividends for at least one (1) year’s worth of dividend periods on the series K preferred stock and any non-cumulative parity securities and all dividends on any cumulative parity securities have been paid in full.

•
So long as any shares of the Huntington series K preferred stock are outstanding, in addition to any other vote or consent of shareholders required by the Huntington charter or the Huntington bylaws, the vote or consent of the holders of at least two-thirds (2/3) of the outstanding shares of the Huntington series K preferred stock and any class or series of preferred stock then outstanding that ranks on a parity with the Huntington series K preferred stock and has like voting rights that are exercisable and are then outstanding, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating certain charter amendments and certain mergers and consolidations.

Huntington Depositary Shares
General
Huntington has issued fractional interests in shares of the Huntington preferred stock. Each Huntington depositary share represents a 1/40th interest in a share of the Huntington series B preferred stock, a 1/100th interest in a share of Huntington series F preferred stock, a 1/100th interest in a share of Huntington series G preferred stock, a 1/40th interest in a share of the Huntington series H preferred stock, a 1/1000th interest in a share of the Huntington series I preferred stock, a 1/40th interest in a share of the Huntington series J preferred stock or a 1/100th interest in a share of Huntington series K preferred stock and is evidenced by a depositary receipt. Huntington has deposited the underlying shares of the Huntington series B preferred stock with Mellon Investor Services LLC (operating with the service name BNY Mellon Shareowner Services) acting as depositary, and the underlying shares of the Huntington series F preferred stock, Huntington series G preferred stock, Huntington series H preferred stock, Huntington series I preferred stock, Huntington series J preferred stock and Huntington series K preferred stock with Computershare Inc. and Computershare Trust Company, N.A., jointly acting as depositary. The holders of Huntington depositary shares from time to time are deemed to be parties to the applicable deposit agreement and are bound by all of the terms and conditions thereto by their acceptance of delivery of the depositary shares to the same extent as though they had executed the deposit agreement. Subject to the terms of the applicable deposit agreement, each holder of the Huntington depositary shares is entitled, through the depositary, to all the rights and preferences of the applicable series of Huntington preferred stock, in proportion to the applicable fraction of a share of the applicable Huntington preferred stock those Huntington depositary shares represent.
Dividends and Other Distributions
Each dividend payable on a Huntington depositary share is in an amount equal to 1/40th of the dividend declared and payable on the related share of the Huntington series B preferred stock, Huntington series H preferred stock or Huntington series J preferred stock or 1/100th of the dividend declared and payable on the related share of the Huntington series F preferred stock, Huntington series G preferred stock or Huntington series K preferred stock or 1/1000th of the dividend declared and payable on the related share of the Huntington series I preferred stock as applicable. The depositary will distribute any cash dividends or other cash distributions received in respect of deposited Huntington preferred stock to the record holders of Huntington depositary shares relating to the underlying Huntington preferred stock in proportion to the number of depositary shares held by the holders. If Huntington makes a distribution other than in cash, the depositary will distribute any securities or property received by it to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that (after consultation with Huntington) it is not feasible to make a distribution, in which case the depositary may, with Huntington’s approval, adopt a method of distribution that it deems equitable and practicable, including the sale of the securities or property and distribute the net proceeds from the sale to the holders of the depositary shares in proportion to the number of depositary shares they hold.
Record dates for the payment of dividends and other matters relating to the depositary shares are the same as the corresponding record dates for the applicable series of Huntington preferred stock.
The amounts distributed to holders of Huntington depositary shares are reduced by any amounts required to be withheld by Huntington or the depositary on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any Huntington depositary shares or the shares of the applicable series of Huntington preferred stock until such taxes or other governmental charges are paid.
Redemption of Depositary Shares
If Huntington redeems Huntington preferred stock represented by Huntington depositary shares, in whole or in part, such Huntington depositary shares will be redeemed with the proceeds received by the depositary resulting from the redemption of the applicable Huntington preferred stock held by the depositary. The redemption price per Huntington depositary share will be as set forth above for the applicable series of Huntington preferred stock.
Whenever Huntington redeems shares of Huntington preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of Huntington depositary shares representing those shares of the Huntington preferred stock so redeemed. If fewer than all of the outstanding Huntington depositary shares are redeemed, the depositary will select the shares to be redeemed pro rata or by lot. The depositary will mail notice of redemption to record holders of the Huntington depositary shares not less than thirty (30) and not more than sixty (60) days prior to the date fixed for redemption of the applicable Huntington preferred stock and the related Huntington depositary shares.
Voting Depositary Shares Representing the Huntington Preferred Stock
Because each Huntington depositary share representing the Huntington series B preferred stock, Huntington series H preferred stock and Huntington series J preferred stock represents a 1/40th interest in a share of the applicable underlying Huntington preferred stock, and because each Huntington depositary share representing the Huntington series F preferred stock, Huntington series G preferred stock and Huntington series K preferred stock represents a 1/100th interest in a share of the applicable underlying Huntington preferred stock, and because each Huntington depositary share representing a 1/1000 interest in a share of Huntington series I preferred stock, holders of Huntington depositary shares will be entitled to 1/40th of a vote per depositary share representing the Huntington series B preferred stock, Huntington series H preferred stock or Huntington series J preferred stock or 1/100th of a vote per Huntington depositary share representing the Huntington series F preferred stock, Huntington series G preferred stock or Huntington series K preferred stock or 1/1000 of a vote per Huntington depositary share representing the Huntington series I preferred stock, as applicable, under those limited circumstances in which holders of the applicable Huntington preferred stock are entitled to a vote.
When the depositary receives notice of any meeting at which the holders of the applicable series of Huntington preferred stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the Huntington depositary shares relating to the applicable series of Huntington preferred stock. Each record holder of the Huntington depositary shares on the record date, which will be the same date as the record date for the applicable series of Huntington preferred stock, may instruct the depositary to vote the amount of the applicable Huntington preferred stock represented by the holder’s Huntington depositary shares. Insofar as practicable, the depositary will vote the amount of the applicable Huntington preferred stock represented by Huntington depositary shares in accordance with the instructions it receives. Huntington will take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any Huntington depositary shares representing proportional interests in the applicable Huntington preferred stock, it will not vote the amount of the applicable Huntington preferred stock represented by such Huntington depositary shares.
Form
The Huntington depositary shares were issued in book-entry form through DTC. The Huntington preferred stock was issued in registered form to the depositary.
Preemptive and Conversion Rights
The holders of Huntington depositary shares do not have any preemptive or conversion rights.
Depositary, Registrar
Mellon Investor Services LLC (operating with the service name BNY Mellon Shareowner Services) is acting as depositary and registrar for the Huntington depositary shares representing Huntington series B preferred stock. Computershare Inc. and Computershare Trust Company, N.A., are jointly acting as depositary, and Computershare Trust Company, N.A. is acting as registrar, dividend disbursing agent and redemption agent for the Huntington depositary shares representing Huntington series F preferred stock, Huntington series G preferred stock, Huntington series H preferred stock, Huntington series I preferred stock, Huntington series J preferred stock and Huntington series K preferred stock.
Listing
Huntington depositary shares representing the Huntington series H preferred stock are listed on the NASDAQ under “HBANP,” Huntington depositary shares representing the Huntington series I preferred stock are listed on the NASDAQ under “HBANM” and Huntington depositary shares representing the Huntington series J preferred stock are listed on the NASDAQ under “HBANL.” Huntington depositary shares representing the Huntington series B preferred stock, Huntington series F preferred stock, Huntington series G preferred stock and Huntington series K preferred stock are not publicly listed.
Anti-Takeover Provisions
A number of provisions of Maryland law and Huntington’s charter and bylaws could have an anti-takeover effect and make more difficult the acquisition of Huntington by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Huntington to negotiate first with Huntington’s board of directors.
Control Share Acquisitions Under Maryland Law
Huntington is subject to the provisions of Sections 3-701 through 3-710 of the MGCL, which provide that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to the control shares except to the extent approved at a special meeting of shareholders by the affirmative vote of two-thirds (2/3) of the votes entitled to be cast by holders entitled to vote generally in the election of directors, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to, directly or indirectly, exercise voting power in electing directors within one of the following ranges of voting power:
•	one-tenth (1/10) or more but less than one-third (1/3) of all voting power;
•	one-third (1/3) or more but less than a majority of all voting power; or
•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in Section 3-703 of the MGCL), may compel the board of directors of such corporation to call a special meeting of shareholders to be held within fifty (50) days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, the corporation may present the question at any shareholders’ meeting.
If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the MGCL, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of shareholders is held at which the voting rights of such shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a shareholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition. The control share acquisition statute does not apply to (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.
Business Combinations Under Maryland Law
Huntington is subject to the provisions of Section 3-602 of the MGCL, which provides that a corporation may not engage in specified types of business combinations, including mergers, consolidations, share exchanges and certain other transactions, with any “interested stockholder” for a period of five (5) years from the date that person became an interested stockholder. For a corporation having one hundred (100) or more beneficial owners of its stock, like Huntington, an “interested stockholder” is defined as a person (other than the corporation or any subsidiary) who (a) is the beneficial owner, directly or indirectly, of ten percent (10%) or more of the corporation’s voting shares or (b) is an affiliate or associate of the corporation and, during the preceding two-year period, was the beneficial owner, directly or indirectly, of ten percent (10%) or more of the corporation’s voting shares. A person is not an interested stockholder under the MGCL if, prior to the most recent time at which the person would otherwise have become an interested stockholder, the board of directors of the corporation approved the transaction which otherwise would have resulted in the person becoming an interested stockholder.
After any such five (5)-year period, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:
•	eighty percent (80%) of the outstanding voting shares of the corporation, voting together as a single voting group; and
•
two-thirds (2/3) of the votes entitled to be cast by holders of voting shares other than voting shares held by the interested stockholder who will (or whose affiliate will) be a party to the business combination or by an affiliate or associate of the interested stockholder, voting together as a single voting group.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common shareholders receive a minimum price (as provided in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.
The MGCL may have the effect of inhibiting a non-negotiated merger or other business combination involving Huntington, even if some or a majority of Huntington’s shareholders might believe it to be in their best interests or in which Huntington’s shareholders might receive a premium for their stock over Huntington’s then market price.

Certain Charter and Bylaw Provisions Potentially Having an Anti-Takeover Effect
Huntington’s charter and bylaws contain certain provisions that could have an anti-takeover effect and thus discourage potential takeover attempts and make it more difficult for Huntington’s shareholders to change management or receive a premium for their shares. These provisions include:
•	authorization for Huntington’s board of directors to issue shares of one or more series of preferred stock without shareholder approval;
•
a requirement that directors only be removed from office for cause and only upon the affirmative vote of at least two-thirds (2/3) of all the votes entitled to be cast generally in the election of directors;

•	a requirement under Maryland law that shareholder action without a meeting requires unanimous written consent;
•	a limitation on the ability of shareholders to call special meetings to those shareholders entitled to cast not less than a majority of the votes entitled to be cast;
•
the requirement under Maryland law that shareholders representing two-thirds (2/3) or more of the outstanding shares of common stock approve all amendments to Huntington’s charter and approve mergers and similar transactions;

•
the requirement that any shareholders that wish to bring business before Huntington’s annual meeting of shareholders or nominate candidates for election as directors at Huntington’s annual meeting of shareholders must provide timely notice of their intent in writing and comply with the other requirements set forth in Huntington’s bylaws; and

•	a prohibition on cumulative voting in the election of directors.
Limitation of Liability and Indemnification of Officers and Directors
The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Huntington’s charter provides that to the fullest extent permitted by Maryland statutory or decision law, as amended or interpreted, its directors and officers are not personally liable to Huntington or its shareholders for money damages.
The MGCL provides that a Maryland corporation may indemnify any director or officer made a party to any proceeding by reason of service in that capacity unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Huntington’s charter provides that it will indemnify its directors to the fullest extent under the general laws of the State of Maryland now or thereafter in force, including the advance of expenses to directors subject to procedures provided by such laws, its officers to the same extent it will indemnify its directors, and its officers who are not directors to such further extent as will be authorized by the Huntington board of directors and be consistent with Maryland law. Huntington’s bylaws provide that to the maximum extent permitted by Maryland law in effect from time to time, Huntington will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, will pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of Huntington and who is made or threatened to be made a party or a witness to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of Huntington and at the request of Huntington, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. The rights to indemnification and advance of expenses provided by the Huntington charter and Huntington bylaws vest immediately upon election of a director or officer. Huntington may, with the approval of the Huntington board of directors, provide such indemnification and advance for expenses to (i) an individual who served a predecessor of Huntington in any of the capacities described in clauses (a) or (b) above and (ii) any employee or agent of Huntington or a predecessor of Huntington.

DESCRIPTION OF NEW HUNTINGTON PREFERRED STOCK
At the effective time, by virtue of the merger and without any action on the part of Huntington, Cadence or any holder of securities thereof, each share of Cadence series A preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) depositary share representing one one-thousandth (1/1000th) of a share of new Huntington preferred stock. The following briefly summarizes the terms and provisions of the new Huntington preferred stock. This summary contains a description of the material terms of the new Huntington preferred stock, and it is qualified in its entirety by reference to Huntington’s charter, including the articles supplementary creating the new Huntington preferred stock and the applicable provisions of Maryland law and federal law governing bank holding companies.
General
The Huntington charter currently authorizes the Huntington board of directors, without further shareholder action, to cause Huntington to issue up to 6,617,808 shares of Huntington preferred stock, par value $0.01 per share, and to classify and reclassify any unissued shares of Huntington preferred stock by establishing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, terms or conditions of redemption or other rights thereof, without further vote or action by Huntington shareholders. The Huntington charter may be amended from time to time to increase the number of authorized shares of Huntington preferred stock. Any such amendment would require the approval of the holders of two-thirds (2/3) of the votes entitled to be cast on the matter. As of the date of this joint proxy statement/prospectus, there are 35,500 shares of Huntington series B preferred stock issued and outstanding, 5,000 shares of Huntington series F preferred stock issued and outstanding, 5,000 shares of Huntington series G preferred stock issued and outstanding, 500,000 shares of Huntington series H preferred stock issued and outstanding, 7,000 shares of Huntington series I preferred stock issued and outstanding, 325,000 shares of Huntington series J preferred stock issued and outstanding and 7,500 shares of Huntington series K preferred stock issued and outstanding (collectively, the “parity stock”).
In connection with the merger, Huntington will file articles supplementary classifying and designating 6,900 shares of authorized but unissued Huntington preferred stock, as new Huntington preferred stock, with the preferences and rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as described below.
New Huntington Preferred Stock
Rank
New Huntington preferred stock will rank, with respect to the payment of dividends and the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Huntington, (i) on a parity with the Huntington series B preferred stock, the Huntington series F preferred stock, the Huntington series G preferred stock, the Huntington series H preferred stock, the Huntington series I preferred stock, the Huntington series J preferred stock, the Huntington series K preferred stock and each class or series of preferred stock Huntington may issue in the future that does not by its terms rank junior or senior to the new Huntington preferred stock, (ii) senior to Huntington common stock and each other class or series of Huntington preferred stock Huntington may issue in the future that, by its terms, ranks junior to the new Huntington preferred stock, and (iii) junior to all existing and future indebtedness and other liabilities of Huntington and any class or series of preferred stock that expressly provides in the articles supplementary creating such class or series of preferred stock that it ranks senior to the new Huntington preferred stock. The Huntington board of directors or any duly authorized committee of the Huntington board of directors may authorize and issue additional shares of junior stock or parity stock without the vote of the holders of the new Huntington preferred stock or, subject to the voting rights of the new Huntington preferred stock, may authorize and issue any class of securities ranking senior to the new Huntington preferred stock as to dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Huntington.
Dividends
Holders of new Huntington preferred stock will be entitled to receive, if, as and when declared by the Huntington board of directors or any duly authorized committee of the Huntington board of directors, but only out of assets legally available therefor, non-cumulative cash dividends on the liquidation preference of

$25,000 per share of new Huntington preferred stock, and no more, payable quarterly in arrears on each February 20, May 20, August 20 and November 20; provided, however, if any such day is not a business day, then payment of any dividend otherwise payable on that date will be made on the next succeeding day that is a business day (without any interest or other payment in respect of such delay) (each such day on which dividends are payable a “dividend payment date”), commencing with the first such dividend payment date to occur after the closing date. The period from and including the date of issuance of the new Huntington preferred stock or any dividend payment date to but excluding the next succeeding dividend payment date is a “dividend period,” except that the initial dividend period which shall be the period from, and including, the most recent dividend payment date prior to closing (subject to adjustment if the closing occurs between a record date and a dividend payment date) to, but excluding, the next succeeding dividend payment date. Dividends on each share of new Huntington preferred stock will accrue on the liquidation preference amount of $25,000 per share at a rate per annum equal to 5.50%. The record date for payment of dividends on the new Huntington preferred stock will be the close of business on the fifteenth (15th) calendar day before that dividend payment date or such other record date fixed by the Huntington board of directors that is not more than sixty (60) nor less than ten (10) calendar days prior to such dividend payment date. The amount of dividends payable will be computed on the basis of a three hundred sixty (360)-day year consisting of twelve (12) thirty (30)-day months. Notwithstanding any other provision of the new Huntington preferred stock, dividends on the new Huntington preferred stock will not be declared, paid or set aside for payment to the extent such act would cause Huntington to fail to comply with laws and regulations applicable thereto, including applicable capital adequacy guidelines.
Dividends on shares of new Huntington preferred stock will be non-cumulative. To the extent that any dividends payable on the shares of new Huntington preferred stock on any dividend payment date are not declared and paid, in full or otherwise, on such dividend payment date, then such unpaid dividends will not cumulate and will cease to accrue and be payable and Huntington will have no obligation to pay, and the holders of new Huntington preferred stock will have no right to receive, dividends accrued for such dividend period after the dividend payment date for such dividend period or interest with respect to such dividends, whether or not dividends are declared for any subsequent dividend period with respect to new Huntington preferred stock, any parity stock, any junior stock or any other class or series of authorized preferred stock of Huntington.
So long as any share of new Huntington preferred stock remains outstanding, unless full dividends on all outstanding shares of new Huntington preferred stock for the most recently completed dividend period have been declared and paid in full or declared and a sum sufficient for the payment thereof has been set aside, (i) no dividend will be declared or paid or set aside for payment and no distribution will be declared or made or set aside for payment on any junior stock, other than a dividend payable solely in shares of junior stock or any dividend in connection with the implementation of a shareholder rights plan or the redemption or repurchase of any rights under such plan, including with respect to any successor shareholder rights plan, (ii) no shares of junior stock will be repurchased, redeemed or otherwise acquired for consideration by Huntington, directly or indirectly (other than as a result of a reclassification of junior stock for or into other junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock or pursuant to a contractually binding requirement to buy junior stock pursuant to a binding stock repurchase plan existing prior to the most recently completed dividend period), nor will any monies be paid to or made available for a sinking fund for the redemption of any such securities by Huntington and (iii) no shares of parity stock will be repurchased, redeemed or otherwise acquired for consideration by Huntington other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the new Huntington preferred stock and such parity stock, through the use of proceeds of a substantially contemporaneous sale of other shares of parity stock or junior stock, as a result of the reclassification of parity stock, or by conversion into or exchange for junior stock, during such dividend period. The limitations in clauses (i), (ii) and (iii) do not apply to purchases or acquisitions of junior stock pursuant to any employee or director incentive or benefit plan or arrangement (including any employment, severance or consulting agreements) of Huntington or any of its subsidiaries. When dividends are not paid in full upon the shares of new Huntington preferred stock and any parity stock, all dividends declared upon shares of new Huntington preferred stock and any parity stock will be declared on a pro rata basis. For purposes of calculating the pro rata allocation of partial dividend payments, Huntington shall allocate dividend payments based on the ratio between the then current and the unpaid dividend payments due on the shares of the new Huntington preferred stock and (A) in the case of cumulative parity stock, the aggregate of the accrued and unpaid dividends due on any such parity stock and (B) in the case of non-cumulative parity stock, the aggregate of the declared but unpaid dividends due on any such parity stock. No interest will be payable in respect of any dividend payment on shares of new Huntington preferred stock that may be in arrears. Subject to the foregoing, and not otherwise, dividends (payable in cash, stock or otherwise) as may be determined by the Huntington board of directors or any duly authorized committee of the board of directors may be declared and paid on the common stock and any junior stock from time to time out of any assets legally available therefor, and the holders of the shares of new Huntington preferred stock will not be entitled to participate in any such dividend.
Redemption
Optional Redemption
Huntington, at the option of the Huntington board of directors or any duly authorized committee of the Huntington board of directors, may redeem in whole or in part the shares of new Huntington preferred stock at the time outstanding, on any dividend payment date upon notice given as provided below in the section entitled “Description of New Huntington Preferred Stock—New Huntington Preferred Stock—Redemption—Procedures.” The redemption price for shares of new Huntington preferred stock will be $25,000 per share, plus any declared and unpaid dividends for prior dividend periods, without accumulation of undeclared dividends (the “redemption price”). Notwithstanding the foregoing, within ninety (90) days following the occurrence of a regulatory capital treatment event (as defined in the articles supplementary creating the new Huntington preferred stock), Huntington may, at its option, subject to the approval of the appropriate federal banking agency, provide notice of its intent to redeem as provided below, and subsequently redeem, all (but not less than all) of the shares of new Huntington preferred stock at the time outstanding, at the redemption price applicable on such date of redemption.
Partial Redemption
In case of any redemption of only part of the shares of new Huntington preferred stock at the time outstanding, the shares of new Huntington preferred stock to be redeemed will be selected either pro rata or by lot or in such other manner as the Huntington board of directors or any duly authorized committee of the Huntington board of directors may determine to be fair and equitable and permitted by the rules of any stock exchange on which shares of the new Huntington preferred stock are listed. Subject to the provisions of the articles supplementary creating the new Huntington preferred stock, the Huntington board of directors or any duly authorized committee of the Huntington board of directors will have full power and authority to prescribe the terms and conditions upon which shares of new Huntington preferred stock will be redeemed from time to time.
Procedures
Notice of every redemption of shares of new Huntington preferred stock will be given at least thirty (30) days and not more than sixty (60) days before the date fixed for redemption. Each notice will state (i) the redemption date; (ii) the redemption price; (iii) if fewer than all shares of new Huntington preferred stock are to be redeemed, the number of shares of new Huntington preferred stock to be redeemed, and (iv) the manner in which holders of shares of new Huntington preferred stock called for redemption may obtain payment of the redemption price in respect of those shares. Notwithstanding the foregoing, if the new Huntington preferred stock is held in book-entry form through DTC, Huntington may give such notice in any manner permitted by DTC.
If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by Huntington in trust for the benefit of the holders of the shares called for redemption, then from and after the redemption date all shares so called for redemption will cease to be outstanding, all dividends with respect to such shares will cease to accrue after such redemption date, and all rights with respect to such shares will forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the redemption price, without interest.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Huntington, holders of new Huntington preferred stock will be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of Huntington may be made to or set aside for the holders of common stock or any junior stock and subject to the rights of any holders of any class or series of securities ranking senior to or on parity with new Huntington preferred stock upon liquidation and the rights of Huntington’s depositors and other creditors, to receive in full a liquidating distribution in the amount of the liquidation preference of $25,000 per share, plus any authorized, declared and unpaid dividends, without accumulation of any undeclared dividends, to the date of liquidation.
If the assets of Huntington are not sufficient to pay in full the liquidation preference plus any authorized, declared and unpaid dividends to all holders of new Huntington preferred stock and all holders of any parity stock, the amounts paid to the holders of new Huntington preferred stock and to the holders of all parity stock will be paid pro rata in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.
If the liquidation preference plus any authorized, declared and unpaid dividends has been paid in full to all holders of new Huntington preferred stock, the holders of shares of new Huntington preferred stock will not be entitled to any further participation in any distribution of assets by Huntington.
For purposes of liquidation rights, the merger or consolidation of Huntington with or into any other entity or by another entity with or into Huntington or the sale, conveyance, exchange or transfer (for cash, securities or other consideration) of all or substantially all of the property and assets of Huntington will not be deemed a voluntary or involuntary dissolution, liquidation or winding up of the affairs of Huntington.
Voting Rights
The holders of new Huntington preferred stock will have no voting rights and will not be entitled to elect any directors, except as expressly provided by law and except as provided below or as otherwise required by the MGCL:
Supermajority Voting Rights
Unless the vote or consent of the holders of a greater number of shares is then required by law, the affirmative vote or consent of the holders of at least 66 2/3% of all of the shares of the new Huntington preferred stock at the time outstanding and any Voting Parity Stock (as defined in the articles supplementary creating the new Huntington preferred stock), voting together as a single class, will be required to create or issue any shares of capital stock ranking senior to the shares of the new Huntington preferred stock as to dividends and rights upon liquidation, dissolution or winding up, or to reclassify any authorized capital stock into any such shares of such capital stock or issue any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock. Further, so long as any shares of the new Huntington preferred stock remain outstanding, Huntington will not, without the affirmative vote of the holders of at least 66 2/3% in voting power of the new Huntington preferred shares, amend, alter or repeal any provision of the Charter, including by merger, consolidation or otherwise, so as to affect the powers, preferences or special rights of the new Huntington preferred stock. Notwithstanding the foregoing, (i) any increase in the amount of the authorized shares of common stock or preferred stock, or any increase or decrease in the number of shares of any series of preferred stock, or the authorization, creation, and issuance of other classes or series of capital stock, in each case ranking on parity with or junior to the shares of the new Huntington preferred shares as to dividends and distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to affect such powers, preferences or special rights, and (ii) a merger or consolidation of Huntington with or into another entity in which the shares of the new Huntington preferred stock (1) remain outstanding or (2) are converted into or exchanged for preference securities of the surviving entity or any entity, directly or indirectly, controlling such surviving entity and such new preference securities have powers, preferences and special rights that are not materially less favorable than the new Huntington preferred stock shall not be deemed to affect the powers, preferences or special rights of the new Huntington preferred stock.
Special Voting Right
If and whenever dividends on the new Huntington preferred stock or any other class or series of preferred stock that ranks on parity with the new Huntington preferred stock as to payment of dividends, and upon which voting rights equivalent to those granted by this paragraph and the next three (3) paragraphs have been conferred and are exercisable, have not been paid in an aggregate amount equal, as to any class or series, to at least six (6) quarterly dividend periods (whether consecutive or not), the number of directors constituting the

Huntington board of directors will be increased by two (2), and the holders of the new Huntington preferred stock (together with holders of any Voting Parity Stock), will have the right, voting separately as a single class without regard to series, to the exclusion of the holders of Huntington common stock, to elect two (2) directors of Huntington to fill such newly created directorships (and to fill any vacancies in the terms of such directorships), provided that the Huntington board of directors will at no time include more than two (2) such directors. Each such director elected by the holders of shares of new Huntington preferred stock and any other class or series of preferred stock that ranks on parity with the new Huntington preferred stock as to payment of dividends is a “preferred stock director.”
The election of the preferred stock directors will take place at any annual meeting of shareholders or any special meeting called at the request of the holders of record of at least twenty percent (20%) of the aggregate voting power of the new Huntington preferred stock or any other series of Voting Parity Stock (unless such request is received less than ninety (90) calendar days before the date fixed for Huntington’s next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of the shareholders), provided that the election of any preferred stock directors shall not cause Huntington to violate the corporate governance requirements of the NASDAQ (or any other exchange on which the securities of Huntington may at such time be listed) that listed companies must have a majority of independent directors, and provided further that at no time shall the board of directors include more than two (2) preferred stock directors. Notice for a special meeting to elect the preferred stock directors shall be given in a similar manner to that provided in Huntington’s bylaws for a special meeting of the shareholders. If the secretary of Huntington does not call a special meeting within twenty (20) calendar days after receipt of any such request, then any holder of shares of new Huntington preferred stock may (at Huntington’s reasonable expense) call such meeting, upon notice and, for that purpose, shall have access to the stock register of Huntington. The preferred stock directors will each be entitled to one (1) vote per director on any matter. The preferred stock directors elected at any such special meeting will hold office until the next annual meeting of Huntington’s shareholders unless they have been previously terminated or removed pursuant to the next paragraph. In case any vacancy in the office of a preferred stock director occurs (other than prior to the initial election of the preferred stock directors), the vacancy may be filled by the written consent of the preferred stock director remaining in office, or if none remains in office, by a vote of the holders of the outstanding shares of new Huntington preferred stock (together with holders of any shares of Voting Parity Stock) to serve until the next annual meeting of the shareholders.
Whenever full dividends have been paid regularly on the new Huntington preferred stock and any other class or series of preferred stock that ranks on parity with new Huntington preferred stock as to payment of dividends, if any, for the equivalent of at least four (4) dividend periods, then the right of the holders of new Huntington preferred stock to elect such additional two (2) directors will cease (subject to the same provisions for the vesting of the special voting rights in the case of any similar non-payment of dividends in respect of future dividend periods) and the term of office of each preferred stock director so elected will immediately terminate and the number of directors constituting Huntington’s board of directors will be automatically reduced accordingly. Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of new Huntington preferred stock (together with holders of any shares of Voting Parity Stock) when they have the voting rights described in this paragraph and the foregoing three paragraphs.
Changes after Provision for Redemption
The foregoing voting rights of the holders of new Huntington preferred stock shall not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required shall be effected, all outstanding shares of new Huntington preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by Huntington for the benefit of holders of shares of new Huntington preferred stock to effect the redemption.
Preemptive and Conversion Rights
The holders of new Huntington preferred stock do not have any preemptive rights. The holders of new Huntington preferred stock do not have any rights to convert such new Huntington preferred stock into shares of any other class of capital stock of Huntington.

Listing
The Cadence series A preferred stock is currently listed on the NYSE under the symbol “CADE-PrA.” Depositary shares representing the new Huntington preferred stock are expected to be listed on the NASDAQ upon completion of the merger.
Transfer Agent, Paying Agent and Registrar
Computershare Trust Company, N.A. will act as initial transfer agent and registrar and Computershare Inc. will act as initial paying agent for the payment of dividends for the new Huntington preferred stock.
New Huntington Depositary Shares
The shares of new Huntington preferred stock will be deposited with Computershare Trust Company, N.A. and Computershare Inc., as depositary, under a deposit agreement governing the new Huntington series A preferred stock. Huntington will instruct the depositary to treat the new Huntington preferred stock received by it in exchange for shares of Cadence series A preferred stock as newly deposited securities as provided in the applicable deposit agreement. The shares of Cadence series A preferred stock will then become new Huntington depositary shares in respect of new Huntington preferred stock and thereafter represent shares of new Huntington preferred stock. The form of deposit agreement is attached to this joint proxy statement/prospectus as Exhibit 4.5.
Each new Huntington depositary share will represent a one-thousandth (1/1000th) ownership interest in a share of new Huntington preferred stock, and the new Huntington depositary shares will be evidenced by a depositary receipt. Subject to the terms of the deposit agreement, each holder of a new Huntington depositary share is entitled, through the depositary, in proportion to the applicable fraction of a share of new Huntington preferred stock represented by such depositary share, to all the rights and preferences of the new Huntington preferred stock represented thereby (including dividend, voting, redemption and liquidation rights).
Dividends and Other Distributions
The depositary will distribute any cash dividends or other cash distributions received in respect of the shares of new Huntington preferred stock to the record holders of depositary shares relating to the underlying new Huntington preferred stock in proportion to the number of new Huntington depositary shares held by the holders. The depositary will distribute any property received by it other than cash to the record holders of new Huntington depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with Huntington’s approval, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including a sale of the applicable securities or property in a commercially reasonable manner and distribute the net proceeds from the sale to the holders of the new Huntington depositary shares in proportion to the number of depositary shares they hold.
Record dates for the payment of dividends and other matters relating to the new Huntington depositary shares will be the same as the corresponding record dates for the new Huntington preferred stock.
The amounts distributed to holders of new Huntington depositary shares will be reduced by any amounts required to be withheld by the depositary or by Huntington on account of taxes or other governmental charges.
Redemption of New Huntington Depositary Shares
If Huntington redeems the new Huntington preferred stock, the new Huntington depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the new Huntington preferred stock held by the depositary. The redemption price per depositary share will be equal to one-thousand (1/1000th) of the redemption price per share payable with respect to the new Huntington preferred stock (or $25 per depositary share), plus any declared and unpaid dividends for prior dividend periods, without accumulation of any undeclared dividends. Whenever Huntington redeems shares of new Huntington preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of new Huntington depositary shares representing shares of new Huntington preferred stock so redeemed.
In case of any redemption of less than all of the outstanding new Huntington depositary shares, the depositary shares to be redeemed will be selected by the depositary pro rata from the holders of record of new Huntington preferred stock in proportion to the number of shares of new Huntington preferred stock held by such holders or in such other manner consistent with the rules and policies of any securities exchange upon which Huntington’s securities are then listed determined by the depositary to be equitable. In any such case, Huntington will redeem new Huntington depositary shares only in increments of one thousand (1,000) shares and any multiple thereof.
Voting the New Huntington Depositary Shares
When the depositary receives notice of any meeting at which the holders of the new Huntington preferred stock are entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the new Huntington depositary shares. Each record holder of the new Huntington depositary shares on the record date, which will be the same date as the record date for the new Huntington preferred stock, may instruct the depositary to vote the amount of the new Huntington preferred stock represented by the holder’s new Huntington depositary shares. To the extent possible, the depositary will vote the amount of the new Huntington preferred stock represented by new Huntington depositary shares in accordance with the instructions it receives. Huntington will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any new Huntington depositary shares, it will vote all new Huntington depositary shares held by it proportionately with instructions received.
Listing
The Cadence series A preferred stock is currently listed on the NYSE under the symbol “CADE-PrA.” The new Huntington depositary shares representing the new Huntington preferred stock are expected to be listed on NASDAQ upon completion of the merger. There is not expected to be any separate public trading market for the shares of the new Huntington preferred stock except as represented by the new Huntington depositary shares.
Form
The new Huntington depositary shares will be issued in book-entry form through DTC. The new Huntington preferred stock will be issued in registered form to the depositary as described in the section entitled “Description of New Huntington Preferred Stock—New Huntington Preferred Stock” above.
Depositary
Computershare Trust Company, N.A. and Computershare Inc. will jointly be the depositary for the depositary shares.

COMPARISON OF SHAREHOLDERS’ RIGHTS
If the merger is completed, holders of Cadence common stock will receive shares of Huntington common stock in the merger and holders of Cadence series A preferred stock will receive shares of new Huntington preferred stock, and in both cases, they will cease to be shareholders of Cadence. Huntington is organized under the laws of the State of Maryland and Cadence is organized under the laws of the State of Mississippi. The following is a summary of the material differences between (1) the current rights of holders of Cadence common stock under Mississippi law and the Cadence articles of incorporation and Cadence bylaws and (2) the current rights of holders of Huntington common stock under Maryland law and the Huntington charter and Huntington bylaws.
Huntington and Cadence believe that this summary describes the material differences between the rights of holders of Huntington common stock as of the date of this joint proxy statement/prospectus and the rights of holders of Cadence common stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. The summary is qualified in its entirety by reference to Huntington’s and Cadence’s governing documents, which we urge you to read carefully and in their entirety. Copies of Huntington’s and Cadence’s governing documents have been filed with the SEC and the Federal Reserve, respectively. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page 162.
For more information on the new Huntington preferred stock and the depositary shares issued in respect of the new Huntington preferred stock, see the sections entitled “The Merger—Treatment of Cadence Series A Preferred Stock” and “Description of New Huntington Preferred Stock” beginning on pages 99 and 138, respectively.

	Huntington	Cadence
Authorized and Outstanding Capital Stock:
Huntington’s charter currently authorizes Huntington to issue up to 2,250,000,000 shares of common stock, par value $0.01 per share, and 6,617,808 shares of serial preferred stock, par value $0.01 per share. Of the shares of serial preferred stock, 35,500 are shares of Huntington series B preferred stock, 5,000 are shares of Huntington series F preferred stock, 5,000 are shares of Huntington series G preferred stock, 500,000 are shares of Huntington series H preferred stock, 7,000 are shares of Huntington series I preferred stock, 325,000 are shares of Huntington series J preferred stock and 7,500 are shares of Huntington series K preferred stock.

As of the Huntington record date, there were 1,574,803,152 shares of Huntington common stock outstanding, 35,500 shares of Huntington series B preferred stock outstanding, 5,000 shares of Huntington series F preferred stock outstanding, 5,000 shares of Huntington series G preferred stock outstanding, 500,000 shares of Huntington series H preferred stock outstanding, 7,000 shares of Huntington series I preferred stock outstanding, 325,000 shares of Huntington series J preferred stock outstanding and 7,500 shares of Huntington series K

Cadence’s articles of incorporation authorizes Cadence to issue 500,000,000 shares of common stock, par value $2.50 per share, and 500,000,000 shares of preferred stock, par value $0.01 per share, of which 6,900,000 have been designated as Cadence series A preferred stock.

As of the close of business on the record date for the Cadence special meeting, there were 186,307,016 shares of Cadence common stock outstanding and 6,900,000 shares of Cadence series A preferred stock outstanding.

	Huntington	Cadence
preferred stock outstanding.

Preferred Stock:
Huntington’s charter provides that the Huntington board of directors may classify and reclassify any unissued shares of serial preferred stock by authorizing the issuance of serial preferred stock in one or more series and establishing the preferences, conversion or other rights, voting powers, restrictions, entitlements and limitations with respect to dividends, qualifications, term or conditions of redemption, or other rights of such series, all of which will be set forth in the articles supplementary or other charter document providing for the issuance of such serial preferred stock.

Cadence’s articles of incorporation authorize the board of directors to establish and designate classes or series of preferred stock, to fix the number of shares constituting each class or series and to fix the designations and voting powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions of the shares of each class or series and the variations in the relative powers, rights, preferences and limitations as between or among classes or series, and to increase and to decrease the number of shares constituting each class or series. Cadence’s articles of incorporation further authorize the board of directors, with respect to any class or series, to fix and determine the rights of the preferred stock including the rate(s) at which dividends will be paid and whether dividends shall be cumulative, whether the shares shall be redeemable and the terms and conditions of such redemption, the amount payable on the shares in the event of a liquidation, dissolution or winding up of Cadence Bank, voting rights, conversion privileges, whether or not a sinking fund or purchase fund shall be provided for the redemption or purchase of such shares, and any other powers, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof as shall not be inconsistent with Cadence’s articles of incorporation or limitations provided by applicable law.

Voting Rights:	Under Huntington’s charter and bylaws, each share of Huntington common stock is entitled to one (1) vote on each matter submitted to a vote at a meeting of shareholders.
Holders of Cadence common stock are entitled to one (1) vote per share on each matter requiring a vote of the shareholders.

Holders of Cadence preferred stock do not have any voting rights, except in limited circumstances concerning late dividend payments as set forth in Cadence’s articles of incorporation or as otherwise required by applicable Mississippi law.

Except as otherwise required by applicable Mississippi law, Cadence’s articles of

	Huntington	Cadence

incorporation or bylaws, approval for any matter brought before Cadence’s shareholders at any meeting of the shareholders where a quorum is present, other than the election of directors, requires that the votes cast in favor of the action exceed the votes cast opposing the action.

Size of Board of Directors:
Huntington’s charter provides that the size of the Huntington board of directors may be increased or decreased pursuant to Huntington’s bylaws but may not be less than three (3) directors. The Huntington bylaws currently provide that a majority of the board of directors may alter the number of directors, but such number may not be more than twenty-five (25) or less than three (3).

The current size of the Huntington board of directors is twelve (12) directors. Upon the closing of the merger, the Huntington board of directors will be expanded to fifteen (15) directors.

Cadence’s articles of incorporation and bylaws provide that its board of directors shall consist of not less than nine (9) directors nor more than twenty (20) directors, the exact number to be fixed and determined from time to time by resolution of a majority of the entire board of directors. Cadence currently has 13 directors.

Classes of Directors:
Huntington’s charter does not separate the directors into classes with staggered, multi-year terms of office. Directors hold office until the next annual meeting of shareholders and until the director’s successor is elected and qualified or, if earlier, until the director’s death, resignation, or removal from office.

Under Cadence’s articles of incorporation, until the 2027 term, Cadence’s board of directors must be divided into three classes of as nearly equal size as possible. The members of Class I were elected in 2024 for a three-year term, the members of Class II will serve out their current three-year term and stand for re-election for a one-year term in 2026, and the members of Class III elected in 2025 will serve a one-year term. Following amendments to Cadence's articles of incorporation adopted in 2024, at each annual meeting of shareholders commencing with the annual meeting of shareholders held in 2025, each director shall be elected for a one-year term, and, from that point forward, each director shall have a one-year term and shall hold office until his or her term expires at the annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, subject to his or her earlier death, resignation or removal.

Election of Directors:
Under Maryland law, directors are elected by a plurality of all the votes cast at a meeting at which a quorum is present, unless otherwise provided in the charter or bylaws.
Huntington’s bylaws provide that a nominee for election to the Huntington board of directors will be elected only if the number

Under Cadence’s bylaws, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election. In an uncontested election, any nominee for director who receives a greater number of votes withheld from his or her election than votes for such election shall promptly tender

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of votes cast “for” such nominee’s election exceeds the number of votes cast “against” or affirmatively “withheld” as to such nominee’s election. Any incumbent director who fails to receive the vote required by Huntington’s bylaws to be elected a director shall automatically be deemed to have offered their resignation for consideration. Any director (1) whose resignation is under consideration or (2) who serves on another company’s board with the director whose resignation is under consideration, shall not participate in any deliberations regarding whether to accept the resignation.

If, on either the date of Huntington’s proxy statement for the meeting or on the date of the meeting, the number of nominees exceeds the number of directors to be elected, the directors will be elected by a plurality of all the votes cast at the meeting. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted.

his or her resignation following the certification of the shareholder vote. The independent directors who serve on the Nominating Committee of the Cadence board of directors shall consider the resignation offer and recommend to the Cadence board of directors whether to accept it. The Cadence board of directors shall act on the Nominating Committee's recommendation within ninety (90) days following certification of the shareholder vote.

Vacancies on the Board of Directors:
Under Huntington’s bylaws, shareholders may elect a successor to fill a vacancy on the board of directors that results from the retirement or removal of a director. Huntington’s bylaws also provide that that an affirmative vote of a majority of the directors then in office, though less than a quorum of the board of directors, may fill a vacancy which results from any cause except an increase in the number of directors, and a majority of the board of directors may fill a vacancy which results from an increase in the number of directors. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies.

Unless otherwise determined by the board of directors, at any time a vacancy is created from any cause except due to an increase in the number of directors, and such vacancy is not filled by the board of directors concurrently with its creation, the number of directors will automatically be decreased by one (1).

Under Cadence’s articles of incorporation and bylaws, all vacancies, including vacancies resulting from newly created directorships due to an increase in the number of directors, may be filled by the board of directors, provided that the board of directors may elect instead to (1) not fill the vacancy or (2) have the vacancy filled by vote of shareholders at any regular or special meeting of shareholders. A vacancy that will occur at a later date by reason of resignation or otherwise, may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

Removal of Directors:	Huntington’s charter and bylaws provide that, subject to the rights of holders of one or	Cadence’s articles of incorporation and bylaws provide that any director may be

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more classes of stock other than common stock to remove one or more   directors, any director (or the entire board) may be removed at any time but only for cause and only by the affirmative vote of two-thirds (2/3) of all the votes entitled to be cast in the election of directors.

removed for cause by the affirmative vote of a majority of the entire board of directors or a majority of shareholders. Shareholders may also remove a director without cause by the affirmative vote of the holders of not less than sixty-seven percent (67%) of the outstanding voting stock of Cadence. A director may be removed by shareholders only at a meeting called for the purpose of removing him or her and the meeting notice must state that the purpose, or one of the purposes is to remove the director.

Amendments to Organizational Documents:
Under Maryland law, Huntington’s charter may be amended only upon the affirmative vote of two-thirds (2/3) of all the votes entitled to be cast on the matter.

The Huntington bylaws may be amended or repealed upon an affirmative vote of two-thirds (2/3) of all the votes entitled to be cast by the outstanding shares of voting stock of Huntington. In addition, the Huntington board of directors, at any regular or special meeting, has the power to amend, adopt, or repeal the Huntington bylaws.

Pursuant to Section 79-4-10.03 of the MBCA, except as provided in certain other sections of the MBCA and unless the articles of incorporation requires a greater vote or a greater number of shares to be present, an amendment to the articles of incorporation generally requires that (i) the proposed amendment be adopted by the board of directors, and (ii) approval of the shareholders at a meeting at which a quorum consisting of at least a majority of the votes entitled to be cast on the amendment exists.

Under Cadence’s bylaws, the board of directors may amend or repeal the bylaws unless (i) the articles of incorporation or the applicable law reserves this power exclusively to shareholders, or (ii) the shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal the bylaw. Shareholders may amend or repeal any bylaw, even though the bylaws may also be amended or repealed by the board of directors.

Shareholder Action by Written Consent:
Under Maryland law, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a unanimous consent which sets forth the action is (1) provided in writing or by electronic transmission by each shareholder entitled to vote on the matter; and (2) filed in paper or electronic form with the records of shareholders meetings. If authorized by the charter, holders of shares of common stock may act by the written or electronic consent of the holders of the shares necessary to approve the action at a meeting.

Huntington’s charter does not address

Cadence’s articles of incorporation provide that, as permitted by applicable Mississippi law, action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by at least the same majority of shareholders as would be required to take such action at a meeting of the shareholders where all the shareholders entitled to vote on such action were present and delivered to Cadence.

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shareholder action without a meeting and, therefore, unanimous consent is required for shareholder action without a meeting.

Special Meetings of Shareholders:
Huntington’s bylaws provide that the chairman of the board of directors, the president, the chief executive officer, or the board of directors, may call a special meeting of the shareholders. In addition, Huntington’s secretary is required to call a special meeting of shareholders to act on any matter that may properly be considered at a meeting of shareholders upon the written request of shareholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting.

Under Cadence’s articles of incorporation and bylaws, a special meeting of shareholders may be called at any time by the chairman, chief executive officer or secretary or at the written request of a majority of the entire Cadence board of directors or of shareholders owning not less than twenty percent (20%) of all shares of capital stock of Cadence issued and outstanding and entitled to vote at such a meeting. Such written request must state the purpose or purposes for which the meeting is called and the person or persons calling the meeting.

Record Date:
Under the Huntington bylaws and pursuant to Maryland law, the Huntington board of directors may fix a record date, which record date may not be more than ninety (90) or less than ten (10) days before the date of the annual or special meeting, unless otherwise required by applicable law.

Under the Cadence bylaws, the Cadence board of directors may fix a record date, which record date may not be more than seventy (70) or less than ten (10) days before the date of the annual or special meeting, unless otherwise required by applicable law.

Quorum:
Under Huntington’s bylaws, unless Maryland law or the Huntington charter provides otherwise, at any meeting of shareholders, the presence in person or by proxy of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum. Once a quorum has been established, the shareholders present either in person or by proxy at a duly called meeting may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of enough shareholders to leave fewer than would be required to establish a quorum. Whether or not a quorum is present, a meeting of shareholders may be adjourned from time to time by the chairman of the meeting.

Under Cadence’s bylaws, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders. If a quorum is not established because a sufficient number of shares entitled to vote are not represented at the meeting in person or by proxy, the meeting may be adjourned by the presiding officer of the meeting without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly called meeting may continue to transact business for that meeting and for any adjournment thereof, unless a new record date must be set for that adjourned meeting, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Notice of Shareholder Actions/Meetings:
Huntington’s bylaws provide that written or electronic notice of the time and place (and the purpose, if the meeting is a special meeting or notice of the purpose is required by law) of each shareholders’ meeting must be provided to each shareholder entitled to vote at the meeting and to each other

Cadence’s bylaws require Cadence to deliver written notice of a meeting of shareholders not less than ten (10) nor more than sixty (60) days before any shareholders meeting to each shareholder of record entitled to vote at such meeting, by or at the direction of the board of directors, the chairman, chief

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shareholder entitled by statute to notice of the meeting. Such notice must be provided not less than ten (10) days nor more than ninety (90) days before each shareholders’ meeting and may be by mail, by delivering it personally, by leaving the notice at the shareholder’s residence or usual place of business, by electronic transmission or by any other means permitted by Maryland law.

executive officer or the secretary. The notice must state the (i) place or providing instructions on how to access the meeting by electronic transmission or other means of remote communication, (ii) date and (iii) time of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

Advance Notice Requirements for Shareholder Nominations and Other Proposals:
Huntington’s bylaws require that all director nominations and proposals of other business to be considered by the shareholders be properly brought before the meeting. In order for a shareholder nomination or other shareholder proposal to be properly brought before an annual meeting, any Huntington shareholder making such a nomination or proposal must give timely notice to Huntington’s secretary at Huntington’s principal executive office not earlier than the one hundred fiftieth (150th) day nor later than 5:00 p.m., Eastern Time, on the one hundred twentieth (120th) day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting, provided that in the event that the date of the annual meeting is advanced or delayed by more than thirty (30) days from the first anniversary of the date of the preceding year’s annual meeting, notice by the shareholder to be timely must be delivered not earlier than the one hundred fiftieth (150th) day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the one hundred twentieth (120th) day prior to the date of such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Such shareholder’s notice must set forth certain information as specified in the Huntington bylaws.

In the event that the number of directors to be elected to the Huntington board of directors is increased, and there is no public announcement of such action at least one hundred thirty (130) days prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting, a shareholder’s notice of nomination for any new positions created by such increase will be considered timely if it is

Cadence’s bylaws require advance notice for a shareholder who intends to nominate a candidate for election to the board of directors at an annual meeting by delivering timely written notice to the secretary at the principal office of Cadence. To be considered timely, the notice must be received by the secretary no earlier than one hundred twenty (120) calendar days and no later than ninety (90) calendar days before the first anniversary date on which Cadence mailed its first proxy statement to the shareholders in connection with the prior year’s annual meeting of shareholders. However, if Cadence did not hold an annual meeting during the previous year, or if the date of the applicable year’s annual meeting has been changed by more than thirty (30) calendar days before or more than seventy (70) days after the first anniversary of the date of the previous year’s annual meeting, then a shareholder’s notice must be received by the secretary not earlier than the date which is one hundred twenty (120) calendar days before the date on which Cadence first mailed its proxy statement to shareholders in connection with the applicable year’s annual meeting and not later than the date of the later to occur of (i) ninety (90) calendar days before the date on which the Cadence first mailed its proxy statement to shareholders in connection with the applicable year’s annual meeting of shareholders or (ii) ten (10) calendar days after Cadence’s first public announcement of the date of the applicable year’s annual meeting of shareholders.

In the event of a special meeting of shareholders for the purpose of electing one or more directors, no nominations of any person for election to the board of directors shall be made, and no business to be considered or acted upon by the shareholders of Cadence shall be proposed, at any special

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delivered to Huntington’s secretary at Huntington’s principal executive office not later than 5:00 p.m., Eastern Time, on the tenth (10th) day following the day on which such public announcement is first made by Huntington.

Only such business that has been brought before a special meeting pursuant to Huntington’s notice of the meeting may be conducted at the special meeting of shareholders. Nominations by shareholders of individuals for election to the board of directors may be made at a special meeting of shareholders at which directors are to be elected only (a) by or at the direction of the board of directors, (b) by a shareholder that has duly requested that a special meeting be called for the purpose of electing directors, or (c) provided that the special meeting has been duly called for the purpose of electing directors, by any shareholder who is a shareholder of record as of the record date for such meeting, at the time of giving of notice of the special meeting and at the time of the special meeting and who has complied with the notice provisions relating to such nomination. Notice of nomination by a shareholder must be delivered to Huntington’s secretary at Huntington’s principal executive office not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Huntington board of directors to be elected at such meeting.

A shareholder’s notice, whether for an annual or special meeting, must set forth certain information as specified in the Huntington bylaws.

Notwithstanding anything in the Huntington bylaws to the contrary, except as otherwise determined by the chairman of the meeting, if the shareholder giving notice does not appear in person or by proxy at such annual or special meeting to present each nominee meeting of shareholders, except as shall be: (i) specified in the notice of meeting or (ii) otherwise brought before the meeting by or at the direction of the board of directors. Nominations by shareholders of persons for election to the board of directors may be made at a special meeting of shareholders if the shareholder’s notice required is delivered to the secretary at the principal office of Cadence not earlier than the date which is one hundred twenty (120) calendar days before the date of such special meeting and not later than the date of the later to occur of (i) ninety (90) calendar days before the date of such special meeting of shareholders or (ii) ten (10) calendar days after Cadence’s first public announcement of the date of the special meeting of shareholders.

Cadence’s bylaws further provide that shareholder’s notice to the secretary to submit a nomination or other business to an annual meeting, or nomination election at a special meeting, of shareholders shall set forth: (i) the name and address of the shareholder; (ii) the class and number of shares of stock of Cadence held of record and beneficially owned by such shareholder; (iii) the name(s), including any beneficial owners, and address(es) of such shareholder(s) in which all such shares of stock are registered on the stock transfer books of Cadence; (iv) a representation that the shareholder intends to appear at the meeting in person or by proxy to submit the nomination or business specified in such notice; (v) in the case of an annual meeting, a brief description of the business desired to be submitted to the annual meeting of shareholders, the complete text of any resolutions intended to be presented at the annual meeting and the reasons for conducting such business at the annual meeting of shareholders; (vi) any personal or other material interest of the shareholder in the nomination or business to be submitted; (vii) as to each person whom the shareholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A

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for election as a director or the proposed business, as applicable, such matter will not be considered at the meeting.
under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (viii) all other information relating to the nomination or proposed business which may be required to be disclosed under applicable law. In addition, a shareholder seeking to submit such nominations or business at the meeting shall promptly provide any other information reasonably requested by Cadence.

Limitation of Liability of Directors and Officers:
The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action.

Huntington’s charter provides that no director or officer of Huntington will be personally liable to Huntington or its shareholders for money damages, to the fullest extent permitted by Maryland law.

Cadence’s articles of incorporation provide that a director shall not be held personally liable to Cadence or its successor or their respective shareholders for monetary damages unless the director acted in a grossly negligent manner or engaged in conduct which demonstrates a greater disregard of the duty of care than gross negligence, standard intentional tortious conduct, intentional breach of his or her duty of loyalty or intentional commission of corporate waste.

Indemnification of Directors and Officers:
Under Maryland law, a present or former director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding must be indemnified against reasonable expenses incurred by the director or officer in connection with the proceeding. A court of appropriate jurisdiction upon application of a director or officer and such notice as the court will require may order indemnification in the following circumstances: (1) if it determines a director or officer is entitled to reimbursement pursuant to a director’s or officer’s success, on the merits or otherwise, in the defense of any proceeding, the court will order indemnification, in which case the director or officer will be entitled to recover the expenses of securing such reimbursement; or (2) if it determines that a director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, the court may order such indemnification as the court deems proper. However, indemnification with respect to any proceeding by or in the right of the

Under Cadence’s articles of incorporation and bylaws, Cadence must indemnify, and upon request must advance expenses prior to final disposition of a proceeding to, any person who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of Cadence, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer, partner, trustee, employee or agent of Cadence, or is or was serving at the request of the Cadence as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust employee benefit plan or other enterprise, against any liability incurred in the action, suit or proceeding: (i) to the full extent permitted by Section 79-4-8.51 of the MBCA, and (ii) despite the fact that such person has not met the standard of conduct set forth in Section 79-4-8.51(a) of the MBCA or would be disqualified for indemnification under Section 79-4-8.51(d) of

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corporation or in which liability will have been adjudged in the case of a proceeding charging improper personal benefit to the director or officer, will be limited to expenses.

Maryland law also provides that, where indemnification is permissible, it must be authorized for a specific proceeding after a determination has been made that indemnification of the director or officer is permissible in the circumstances because the director or officer has met the requisite standard of care. Such determination must be made: (1) by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding (or a majority of a committee of one or more such directors designated by the full board); (2) by special legal counsel selected by the board of directors by vote as set forth in (1) of this paragraph (or a committee thereof); or (3) by the shareholders (other than shareholders who are also directors or officers who are parties to the proceeding).

In addition, Maryland law provides that a corporation may not indemnify a director or officer or advance expenses for a proceeding brought by that director or officer against the corporation, except for a proceeding brought to enforce indemnification, or unless the charter, bylaws, resolution of the board of directors, or an agreement approved by the board of directors expressly provides otherwise.

Huntington’s charter provides that the corporation will indemnify its directors to the full extent permitted by law, its officers to the same extent it indemnifies its directors, and any officers who are not directors to such further extent as determined by the board of directors and consistent with the law.

The Huntington bylaws provide that, to the maximum extent permitted by Maryland law, Huntington must indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any present or former director or officer of the MBCA, if a determination is made by a person or persons enumerated in Section 79-4-8.55(b) of the MBCA that (a) the director, officer, employee or agent is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances, and (b) the acts or omissions of the officer, employee or agent did not constitute gross negligence or willful misconduct. Cadence’s articles of incorporation and bylaws state that the foregoing rights are intended to be greater than those which are otherwise provided for under applicable Mississippi law. Cadence may also carry directors’ and officers’ insurance providing indemnification for its directors and officers for certain liabilities.

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Huntington or any individual who, while a director or officer of Huntington and at the request of Huntington, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. The rights to indemnification and advance of expenses provided by the Huntington charter and bylaws vests immediately upon election of a director or officer.

The Huntington bylaws also permit it to indemnify and advance expenses to any individual who served a predecessor of Huntington in any of the capacities described above and any employees or agents of Huntington or a predecessor of Huntington with the approval of the board of directors.

Anti-Takeover Provisions:
Maryland law includes a control share acquisition statute that, in general terms, provides that where a person acquires issued and outstanding shares of a Maryland corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-tenth (1/10) or more but less than one-third (1/3), one-third (1/3) or more but less than a majority or a majority or more), approval of the control share acquisition by the corporation’s shareholders must be obtained before the acquiring person may vote the control shares. Control shares do not include shares that the person is then entitled to vote as a result of having previously obtained shareholder approval. The required shareholder vote is two-thirds (2/3) of all the votes entitled to be cast, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may, however, opt out of the control share statute through a charter or bylaw provision.

Huntington has not opted out of the control share acquisition statute. Accordingly, the Maryland control share acquisition statute applies to acquisitions of shares of
Not applicable.

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Huntington common stock.

Maryland law includes a business combination statute that prohibits certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (one who beneficially owns, directly or indirectly, ten percent (10%) or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two (2)-year period prior to the date in question, was the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the then outstanding voting stock of the corporation) for a period of five (5) years after the interested stockholder first becomes an interested stockholder, unless the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or the corporation has exempted itself from the statute. After the five (5)-year period has elapsed, a corporation subject to the statute may not complete a business combination with an interested stockholder unless (1) the transaction has been recommended by the board of directors and (2) the transaction has been approved by affirmative vote of at least (A) eighty percent (80%) of all the votes entitled to be cast by the holders of outstanding shares of voting stock of the corporation and (B) two-thirds (2/3) of all the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder. This approval requirement need not be met if certain fair price and terms criteria have been satisfied.

Huntington has not opted out of the Maryland business combination statute.

The MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three (3)

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independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

 •
a classified board;

 •
a two-thirds (2/3) vote requirement for removing a director;

 •
a requirement that the number of directors be fixed only by vote of the directors;

 •
a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

 •
a majority requirement for the calling of a shareholder-requested special meeting of shareholders.

Through provisions in the Huntington charter
and bylaws unrelated to these provisions of the MGCL, Huntington already (1) requires a two-thirds (2/3) vote for the removal of any director from its board of directors, which removal will be allowed only for cause, (2) vests in its board of directors the exclusive power to fix the number of directorships, and (3) requires, unless called by the chairman of the board of directors, the president, the chief executive officer or the board of directors, the request of shareholders entitled to cast not less than a majority of all votes entitled to be cast on a matter at such meeting to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of shareholders. In the future, the Huntington board of directors may elect, without shareholder approval, to create a classified board or elect to be subject to one or more of the other provisions of the MGCL described above.

Rights of Dissenting Shareholders:
Under Maryland law, a shareholder has the right to demand and receive payment of the fair value of the shareholder’s stock from the successor if the corporation consolidates or merges with another corporation, the

Pursuant to Section 79-4-13.02 of the MBCA, a Cadence shareholder generally is entitled to appraisal rights and to obtain payment of the fair value of shares in the event of the following corporate actions, with

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shareholder’s stock is to be acquired in a share exchange, the corporation transfers its assets in a manner requiring shareholder action under Maryland law, the corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the shareholder’s rights, unless the right to do so is reserved by the corporation’s charter, or the transaction is defined as a business combination under Maryland law.

However, under Maryland law, a shareholder of the corporation may not demand the fair value of the shareholder’s stock and is bound by the terms of the transaction if (a) any shares of the class or series of the stock is listed on a national securities exchange, unless each of the following apply: (i) in the transaction, stock of the corporation is required to be converted into or exchanged for anything of value except (1) stock of the corporation surviving or resulting from the merger, consolidation, or share exchange, stock of any other corporation, or depositary receipts for any stock described in this item, (2) cash in lieu of fractional shares of stock or fractional depositary receipts described in item (1), or (3) any combination of the stock, depositary receipts, and cash in lieu of fractional shares or fractional depositary receipts described in items (1) and (2); (ii) the directors and executive officers of the corporation were the beneficial owners in the aggregate of five percent (5%) or more of the outstanding voting stock of the corporation at any time within the one (1)- year period ending on the day the shareholders voted on the merger; and (iii) unless the stock is held in accordance with a compensatory plan or arrangement approved by the board of directors of the corporation and the treatment of the stock in the transaction is approved by the board of directors, any stock held by persons described in (ii), as part of or in connection with the transaction and within the one (1)-year period described in (ii), will be or was converted into or exchanged for stock of a person, or an affiliate of a person, who is a party to the transaction on terms that are not available to all holders of stock of the same class or series; (b) the stock is certain exceptions and limits: (i) consummation of a merger to which Cadence is a party if shareholder approval is required for the merger by the MBCA and the shareholder is entitled to vote on the merger, except that appraisal rights are not available with respect to shares of any class or series that remain outstanding after consummation of the merger; (ii) consummation of a share exchange to which Cadence is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights are not available with respect to any class or series of Cadence shares that is not exchanged; (iii) consummation of certain dispositions of assets if the shareholder is entitled to vote on the disposition; (iv) amendment of the amended and restated articles of incorporation of Cadence that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if Cadence has the obligation or right to repurchase the fractional share so created; or (v) other situations provided for in Cadence’s governing documents or by resolution of the board of directors.

	Huntington	Cadence

that of the successor in a merger, unless (i) the merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or (ii) the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or (iii) the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of the provisions for the treatment of fractional shares of stock in the successor; (c) the stock is not entitled to be voted on the transaction or the shareholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction; or (d) the charter provides that the holders of the stock are not entitled to exercise the rights of an objecting shareholder.

Shareholder Rights Plan:	Huntington does not currently have a shareholder rights plan in effect.	Cadence does not currently have a shareholder rights plan in effect.

Exclusive Forum:
Neither Huntington’s charter nor its bylaws contain an exclusive forum provision. However, in respect of the assertion of any cause of action arising under the Securities Act of 1933 the federal district courts of the United States shall be the sole and exclusive forum.

Cadence’s articles of incorporation provide that Lee County, Mississippi shall be the sole and exclusive venue for derivative actions, actions claiming breach of a fiduciary duty, actions involving Chapter 4 of Title 79 or Title 81 of the MS Code, or Cadence’s articles of incorporation or bylaws, and actions involving the internal affairs legal doctrine.

LEGAL MATTERS
The validity of the shares of Huntington common stock and new Huntington preferred stock to be issued by Huntington in connection with the merger will be passed upon by Venable LLP, Baltimore, Maryland.
Certain federal income tax consequences of the merger will be passed upon for Huntington by Wachtell, Lipton, Rosen & Katz, New York, New York, counsel for Huntington, and for Cadence by Sullivan & Cromwell LLP, New York, New York, counsel for Cadence.
EXPERTS
The financial statements of Huntington Bancshares Incorporated and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Report of Management’s Assessment of Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2024 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of Cadence Bank as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024, and the effectiveness of Cadence Bank’s internal control over financial reporting as of December 31, 2024 have been audited by Forvis Mazars, LLP, independent registered public accounting firm, as set forth in their reports thereon, included in Cadence Bank’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which has been furnished to the SEC as Exhibit 99.1 to Huntington's Current Report on Form 8-K filed with the SEC on December 1, 2025 and is incorporated herein by reference. Such consolidated financial statements and management’s assessment of internal control (which is included in Management’s Report on Internal Control over Financial Reporting) have been incorporated herein by reference in reliance upon such reports pertaining to such financial statements and the effectiveness of Cadence Bank’s internal control over financial reporting given on the authority of such firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS
HUNTINGTON
If a Huntington shareholder wishes to submit a shareholder proposal pursuant to Rule 14a-8 under the Exchange Act for inclusion in Huntington’s proxy statement for its 2026 annual meeting of shareholders, Huntington must have received such proposal and supporting statements, if any, at its principal executive office on or before the close of business on November 6, 2025.
In addition, Huntington’s current bylaws establish advance notice procedures as to (1) business to be brought before an annual meeting of shareholders other than by or at the direction of the Huntington board of directors and (2) the nomination, other than by or at the direction of the Huntington board of directors, of candidates for election as directors. Any shareholder of Huntington who wishes to submit a proposal to be acted upon at next year’s annual meeting or who wishes to nominate a candidate for election as a director should request a copy of these bylaw provisions by sending a written request addressed to the Secretary, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287. To be timely, such advance notice must set forth all information required under Huntington’s bylaws and must be delivered to the Secretary of Huntington at this address not earlier than the one hundred fiftieth (150th) day nor later than 5:00 p.m., Eastern Time, on the one hundred twentieth (120th) day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting. If the date of the annual meeting is advanced or delayed by more than thirty (30) days from the first anniversary of the date of the preceding year’s annual meeting, notice by the shareholder to be timely must be delivered not earlier than the one hundred fiftieth (150th) day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the one hundred twentieth (120th) day prior to the date of such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.
CADENCE
Cadence does not anticipate holding a 2026 annual meeting of Cadence shareholders if the merger is completed as currently expected. In the event that the merger is not completed within the expected time frame or at all, Cadence may hold an annual meeting in 2026. Any shareholder nominations or proposals for other business intended to be presented at Cadence’s next annual meeting must be submitted to Cadence as set forth below.
Cadence shareholders who would like to make a proposal for consideration at the 2026 annual meeting of shareholders should submit the nomination or proposal, along with proof of ownership of Cadence common stock in accordance with Rule 14a-8(b)(2) promulgated under the Exchange Act in writing and mailed to the Corporate Secretary at the address listed below. We must receive all such proposals not before November 14, 2025 and not later than December 15, 2025 in order for the proposal to be included in our proxy statement. Shareholder proposals received after December 15, 2025, shall be considered untimely and will not be included in our proxy statement.
The individuals named as proxies on the proxy card for our 2026 annual meeting of shareholders will be entitled to exercise their discretionary authority in voting proxies on any shareholder proposal which is not included in our proxy statement for the 2026 annual meeting, unless we receive notice of the matter to be proposed not earlier than November 14, 2025 nor later than December 16, 2025, and in accordance with the requirements listed above and the Company’s advance notice provisions of the by-laws. These dates are based on a distribution date of our proxy materials of March 14, 2025 and the advance notice provisions of the Company’s by-laws. Even if proper notice is received within such time period, the individuals named as proxies on the proxy card for that meeting may nevertheless exercise their discretionary authority with respect to such matter by advising shareholders of the proposal and how the proxies intend to exercise their discretion to vote on these matters, unless the shareholder making the proposal solicits proxies with respect to the proposal to the extent required by Rule 14a-4(c)(2), 14a-8, and 14a-19(a)(3) under the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION
Huntington and Cadence file annual, quarterly and current reports, proxy statements and other information with the SEC and the Federal Reserve, respectively. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Huntington, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by Huntington, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge by accessing the Investor Relations section of Huntington’s website at www.huntington.com, under the heading “Publications and Filings” or, alternatively, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007. Documents filed with the Federal Reserve by Cadence will be available free of charge by accessing Cadence’s investor relations website, ir.cadencebank.com, under the heading “Public Filings” or, alternatively, by directing a request to Will Fisackerly, Cadence Investor Relations, Cadence Bank, (800) 698-7878, IR@cadencebank.com or mailing a written request to One Mississippi Plaza, 201 South Spring Street, Tupelo, Mississippi 38804, Attention: Corporate Secretary. The documents of Cadence incorporated herein by reference have been furnished to the SEC by Huntington in its Current Report on Form 8-K filed with the SEC on December 1, 2025. The web addresses of the SEC, Huntington and Cadence are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus. References to Cadence’s website does not constitute incorporation by reference of the information contained on the website and is not, and should not be, deemed part of this filing.
Huntington has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Huntington’s securities to be issued in the merger. This document constitutes the prospectus of Huntington filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus, regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Huntington to incorporate by reference into this document documents filed with the SEC by Huntington. This means that Huntington can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that Huntington files with the SEC will update and supersede that information. Huntington incorporates by reference the documents listed below and any documents filed by Huntington under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and until the date that the offering is terminated:

Huntington Filings (SEC File No. 001-34073)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2024, filed February 14, 2025.

Quarterly Reports on Form 10-Q	Quarterly periods ended March 31, 2025, filed April 29, 2025, June 30, 2025, filed July 29, 2025 and September 30, 2025, filed October 28, 2025.

Current Reports on Form 8-K
Filed January 17, 2025, March 31, 2025, April 17, 2025, April 17, 2025, June 27, 2025, July 17, 2025, July 18, 2025, September 11, 2025, September 12, 2025, October 3, 2025, October 17, 2025 and October 20, 2025 (other than those Current Reports on Form 8-K or portions thereof not deemed to be filed).

Definitive Proxy Statement on Schedule 14A	Filed March 6, 2025.

Huntington Filings (SEC File No. 001-34073)	Periods Covered or Date of Filing with the SEC

The description of Huntington’s common stock contained in Huntington’s registration statement on Form 8-A filed under Section 12 of the Exchange Act and any amendment or report filed for purpose of updating those descriptions
April 28, 1967 (filed in paper format), as updated by Exhibit 4.2 to Huntington’s Form 10-K for the year ended December 31, 2024, filed February 14, 2025

The description of Huntington’s depositary shares each representing 1/40th interest in a share of Huntington’s 4.500% Series H Non-Cumulative Perpetual Preferred Stock contained in Huntington’s registration statement on Form 424B2 filed under Rule 424 of the Securities Act of 1933 and any amendment or report filed for purpose of updating those descriptions
February 9, 2021, as updated by Exhibit 4.2 to Huntington’s Form 10-K for the year ended December 31, 2024, filed February 14, 2025

The description of Huntington’s depositary shares each representing 1/1000th interest in a share of Huntington’s 5.70% Series I Non-Cumulative Perpetual Preferred Stock contained in Huntington’s registration statement on Form 8-A filed under Section 12 of the Exchange Act and any amendment or report filed for purpose of updating those descriptions
June 9, 2021, as updated by Exhibit 4.2 to Huntington’s Form 10-K for the year ended December 31, 2024, filed February 14, 2025

The description of Huntington’s depositary shares each representing 1/40th interest in a share of Huntington’s 6.875% Series J Non-Cumulative Perpetual Preferred Stock contained in Huntington’s registration statement on Form 8-A filed under Section 12 of the Exchange Act and any amendment or report filed for purpose of updating those descriptions
March 6, 2023, as updated by Exhibit 4.2 to Huntington’s Form 10-K for the year ended December 31, 2024, filed February 14, 2025

Cadence Filings	Periods Covered or Date of Filing with Federal Reserve
Annual Report on Form 10-K	Fiscal year ended December 31, 2024, filed February 21, 2025 (Exhibit 99.1 to Huntington's Current Report on Form 8-K, filed December 1, 2025)

Quarterly Reports on Form 10-Q
Quarterly periods ended March 31, 2025, filed May 9, 2025, June 30, 2025, filed August 8, 2025 and September 30, 2025, filed November 7, 2025 (Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, to Huntington's Current Report on Form 8-K, filed December 1, 2025)

Current Reports on Form 8-K
Filed January 3, 2025 (as amended on February 5, 2025 and April 25, 2025), January 21, 2025, January 27, 2025, April 25, 2025, October 27, 2025 and October 30, 2025 (other than the portions of those documents not deemed to be filed) (Exhibit 99.5 through Exhibit 99.14, respectively, to Huntington's Current Report on Form 8-K, filed December 1, 2025)

Definitive Proxy Statement on Schedule 14A	Filed March 14, 2025 (Exhibit 99.15 to Huntington's Current Report on Form 8-K, filed December 1, 2025)

Notwithstanding the foregoing, information furnished by Huntington or Cadence on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC or the Federal Reserve, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.
You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:

•	if you are a Huntington shareholder: Huntington Bancshares Incorporated 41 South High Street Columbus, Ohio 43287 (800) 576-5007 Attn: Huntington Investor Relations	•	if you are a Cadence shareholder: Cadence Bank One Mississippi Plaza 201 South Spring Street Tupelo, Mississippi 38804 (800) 698-7878 IR@Cadencebank.com Attn: Corporate Secretary

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in our affairs since the date of this document. With the exception of the documents of Cadence furnished by Huntington to the SEC and incorporated herein by reference, the information contained in this document with respect to Huntington was provided by Huntington and the information contained in this document with respect to Cadence was provided by Cadence.

Annex A
AGREEMENT AND PLAN OF MERGER

by and among

HUNTINGTON BANCSHARES INCORPORATED,

THE HUNTINGTON NATIONAL BANK

and

CADENCE BANK

Dated as of October 26, 2025

INDEX OF DEFINED TERMS

Page
Adjusted Restricted Stock Unit Award	A-10
affiliate	A-62
Agreement	A-8
Benefit Plans	A-21
business day	A-62
Cadence	A-8
Cadence 401(k) Plan	A-50
Cadence Acquisition Proposal	A-53
Cadence Adverse Recommendation Change	A-47
Cadence Advisory Subsidiary	A-29
Cadence Articles	A-15
Cadence Benefit Plans	A-21
Cadence Board Recommendation	A-47
Cadence Bylaws	A-15
Cadence Common Stock	A-9
Cadence Contract	A-25
Cadence Disclosure Schedule	A-14
Cadence Equity Awards	A-11
Cadence ERISA Affiliate	A-21
Cadence Indemnified Parties	A-51
Cadence Insiders	A-54
Cadence Meeting	A-47
Cadence Owned Properties	A-27
Cadence Preferred Stock	A-9
Cadence Qualified Plans	A-21
Cadence Real Property	A-27
Cadence Regulatory Agreement	A-26
Cadence Reports	A-18
Cadence Restricted Stock Award	A-10
Cadence Restricted Stock Unit Award	A-10
Cadence Stock Plans	A-11
Cadence Subsidiary	A-15
Cadence Tax Opinion	A-57
Chosen Courts	A-63
Closing	A-8
Closing Date	A-8
Code	A-8
Confidentiality Agreement	A-46
Continuing Employees	A-50
Effective Time	A-8
Enforceability Exceptions	A-16
Environmental Laws	A-26
ERISA	A-21
Exception Shares	A-9
Exchange Act	A-17
Exchange Agent	A-11
Exchange Fund	A-11
Exchange Ratio	A-9
FDIC	A-15

Page
Federal Reserve	A-17
GAAP	A-14
Governmental Entity	A-17
Huntington	A-8
Huntington 401(k) Plan	A-50
Huntington Acquisition Proposal	A-59
Huntington Adverse Recommendation Change	A-49
Huntington Articles	A-30
Huntington Benefit Plans	A-39
Huntington Board Recommendation	A-48
Huntington Bylaws	A-30
Huntington Common Stock	A-9
Huntington Contract	A-37
Huntington Deferred Stock Unit Awards	A-31
Huntington Disclosure Schedule	A-30
Huntington ERISA Affiliate	A-39
Huntington Meeting	A-48
Huntington Preferred Stock	A-31
Huntington Regulatory Agreement	A-37
Huntington Reports	A-33
Huntington Restricted Stock Unit Awards	A-31
Huntington Share Closing Price	A-13
Huntington Stock Options	A-31
Huntington Stock Plans	A-31
Huntington Subsidiary	A-30
Huntington Tax Opinion	A-56
Intellectual Property	A-27
Investment Advisers Act	A-29
IRS	A-20
Joint Proxy Statement	A-17
knowledge	A-62
Liens	A-16
Loans	A-28
made available	A-62
Material Adverse Effect	A-14
Materially Burdensome Regulatory Condition	A-45
MBCA	A-8
Merger	A-8
Merger Consideration	A-9
Mississippi Articles of Merger	A-8
Mississippi Department	A-8
Mississippi Secretary	A-8
MS Code	A-8
Multiemployer Plan	A-22
Multiple Employer Plan	A-22
NASDAQ	A-13
New Certificates	A-11
New Huntington Preferred Stock	A-10
New Plans	A-50
OCC	A-8

Page
Old Certificate	A-9
Permitted Encumbrances	A-27
person	A-62
Personal Data	A-23
Premium Cap	A-52
Regulatory Agencies	A-17
Representatives	A-53
Requisite Cadence Vote	A-16
Requisite Huntington Vote	A-32
Requisite Regulatory Approvals	A-56
S-4	A-17
Sarbanes-Oxley Act	A-18
SEC	A-17
Securities Act	A-33
SRO	A-17
Subsidiary	A-15
Surviving Bank	A-8
Takeover Restrictions	A-28
Tax	A-21
Tax Return	A-21
Taxes	A-21
Termination Date	A-57
Termination Fee	A-59
Willful Breach	A-59

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of October 26, 2025 (this “Agreement”), by and among Huntington Bancshares Incorporated, a Maryland corporation (“Huntington”), The Huntington National Bank, a national bank and a wholly owned Subsidiary of Huntington (“Huntington National Bank” and together with Huntington, the “Huntington Parties”) and Cadence Bank, a Mississippi-chartered bank (“Cadence”).
W I T N E S S E T H:
WHEREAS, the Boards of Directors of Huntington, Huntington National Bank and Cadence have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which Cadence will, subject to the terms and conditions set forth herein, merge with and into Huntington National Bank (the “Merger”), so that Huntington National Bank is the surviving bank (hereinafter sometimes referred to in such capacity as the “Surviving Bank”);
WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and
WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I

THE MERGER
1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the provisions of, and with the effects provided in, 12 U.S.C. § 215a-1, Article 11 of the Mississippi Business Corporation Act, as amended (the “MBCA”), and Chapter 5 of Title 81 of the Mississippi Code of 1972, as amended (the “MS Code”), at the Effective Time, Cadence shall merge with and into Huntington National Bank. Huntington National Bank shall be the Surviving Bank in the Merger and shall continue its corporate existence under the laws of the United States. Upon consummation of the Merger, the separate corporate existence of Cadence shall terminate.
1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, remotely via the electronic exchange of closing deliveries, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Huntington and Cadence. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.
1.3 Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, Huntington National Bank and Cadence will provide the requisite materials to the Office of the Comptroller of the Currency (the “OCC”) and will cause articles of merger (the “Mississippi Articles of Merger”) to be filed as provided under the MBCA with the Mississippi Secretary of State (the “Mississippi Secretary”) in accordance with the MBCA and with the Mississippi Department of Banking and Consumer Finance (the “Mississippi Department”) in accordance with the MS Code. The Merger shall become effective as of the date and time specified in the Articles of Merger and notice from the OCC in accordance with the relevant provisions of the MBCA, the MS Code and federal law, or at such other date and time as shall be provided by applicable law (such date and time, the “Effective Time”).

1.4 Effects of the Merger. At and after the Effective Time, all assets of Cadence as they exist at the Effective Time shall pass to and vest in the Surviving Bank without any conveyance or other transfer, the Surviving Bank shall be responsible for all liabilities of every kind and description of Cadence as they exist as of the Effective Time, and the Merger shall have the effects set forth in the applicable provisions of the MBCA, the MS Code, federal law and this Agreement.
1.5 Conversion of Cadence Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Huntington, Huntington National Bank, Cadence, or the holder of any of the following securities:
(a) Subject to Section 2.2(e), each share of the common stock, par value $2.50 per share, of Cadence issued and outstanding immediately prior to the Effective Time (“Cadence Common Stock”), except for shares of Cadence Common Stock owned by Cadence or the Huntington Parties (in each case other than shares of Cadence Common Stock (i) held in any Cadence Benefit Plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity and (ii) held, directly or indirectly, in respect of debts previously contracted (collectively, the “Exception Shares”)) shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive, without interest, 2.475 shares (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common stock, par value $0.01 per share, of Huntington (the “Huntington Common Stock”).
(b) All shares of Cadence Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Cadence Common Stock) previously representing any such shares of Cadence Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration, (ii) cash in lieu of a fractional share which the shares of Cadence Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, in each case of clauses (i), (ii) and (iii), without any interest thereon. Old Certificates previously representing shares of Cadence Common Stock shall be exchanged for certificates or, at Huntington’s option, evidence of shares in book-entry form representing whole shares of Huntington Common Stock as set forth in Section 1.5(a) (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Old Certificates in accordance with Section 2.2, without any interest thereon. If, between the date of this Agreement and the Effective Time, the outstanding shares of Huntington Common Stock or Cadence Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or extraordinary distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give holders of Cadence Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this sentence shall be construed to permit Huntington or Cadence to take any action with respect to its securities that is prohibited by the terms of this Agreement.
(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Cadence Common Stock that are owned by Cadence or the Huntington Parties (in each case other than the Exception Shares) immediately prior to the Effective Time shall be cancelled and shall cease to exist, and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.
1.6 Cadence Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Huntington, Cadence or any holder of securities thereof, each share of 5.50% Series A Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, of Cadence (“Cadence Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive 1/1000 of a share of a newly created series of preferred stock of Huntington having such powers, preferences or special rights that are not materially less favorable to the holders thereof than the powers, preferences or special rights of the Cadence Preferred Stock and in substantially the form set forth in Exhibit A attached hereto

(all shares of such newly created series, collectively, the “New Huntington Preferred Stock”) or depositary shares in respect thereof and, upon such conversion, the Cadence Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.
1.7 Huntington Common Stock. At and after the Effective Time, each share of Huntington National Bank common stock and preferred stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.
1.8 Treatment of Cadence Equity Awards.
(a) At the Effective Time, the portion of each award in respect of a share of Cadence Common Stock subject to vesting, repurchase or other lapse restriction granted under a Cadence Stock Plan that is outstanding immediately prior to the Effective Time (a “Cadence Restricted Stock Award”) that was granted in September 2020 with a May 2027 vesting date and that pursuant to its existing terms would vest automatically at the Effective Time shall automatically and without any required action on the part of the holder thereof, accelerate to the extent contemplated by its existing terms and convert into, and become exchanged for the Merger Consideration with respect to each share of Cadence Common Stock subject to such Cadence Restricted Stock Award immediately prior to the Effective Time (less applicable Taxes required to be withheld with respect to such vesting), pursuant to Section 1.5(b).
(b) At the Effective Time, each Cadence Restricted Stock Award or portion thereof, other than the portion of each Cadence Restricted Stock Award covered by Section 1.8(a), shall automatically and without any required action on the part of the holder thereof, be assumed and converted into a restricted stock award of shares of Huntington Common Stock subject to vesting, repurchase or other lapse restriction with the same terms and conditions as were applicable under such Cadence Restricted Stock Award immediately prior to the Effective Time (including vesting terms), and relating to the number of shares of Huntington Common Stock equal to the product of (i) the number of shares of Cadence Common Stock subject to such Cadence Restricted Stock Award (or portion thereof) immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Huntington Common Stock.
(c) At the Effective Time, each restricted stock unit award in respect of shares of Cadence Common Stock granted under a Cadence Stock Plan that is outstanding immediately prior to the Effective Time (a “Cadence Restricted Stock Unit Award”) that is held by a non-employee member of the Board of Directors of Cadence shall automatically and without any required action on the part of the holder thereof, accelerate in full and convert into the right to receive (i) a number of shares of Huntington Common Stock equal to the product of (A) the number of shares of Cadence Common Stock subject to such Cadence Restricted Stock Unit Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Huntington Common Stock and (ii) an amount in cash equal to the dividend equivalent payments with respect to such Cadence Restricted Stock Unit Award that are accrued but unpaid as of the Effective Time.
(d) At the Effective Time, each Cadence Restricted Stock Unit Award, other than Cadence Restricted Stock Unit Awards covered by Section 1.8(b), shall be assumed and converted into a restricted stock unit award (with any performance goals applicable to a Cadence Restricted Stock Unit Award deemed satisfied at the greater of the target level and actual level of performance through the latest practicable date prior to the Effective Time (or such other date as provided in the Cadence Disclosure Schedule), which may be the end of the most recently completed fiscal quarter prior to the Effective Time, as reasonably determined by the Compensation Committee of the Cadence Board immediately prior the Effective Time)in respect of Huntington Common Stock (an “Adjusted Restricted Stock Unit Award”) with the same terms and conditions as were applicable under such Cadence Restricted Stock Unit Award immediately prior to the Effective Time (including vesting terms) and relating to the number of shares of Huntington Common Stock equal to the product of (i) the number of shares of Cadence Common Stock subject to such Cadence Restricted Stock Unit Award immediately prior to the Effective Time (based on the deemed achievement of performance as set forth above for any such awards subject to performance-based vesting), multiplied by (ii) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Huntington Common Stock; provided that each such Adjusted Restricted Stock Unit Award shall be subject to service-based vesting only and shall no longer be subject to any performance conditions. For the avoidance of doubt, any amounts relating to dividend equivalent payments with respect to any Cadence Restricted Stock Unit Award (based on the deemed achievement of performance as set forth above for any such awards subject to performance-based vesting) that are accrued but unpaid as of the Effective Time will carry over and will be paid in accordance with the terms and conditions as were applicable to such Cadence Restricted Stock Unit Award immediately prior to the Effective Time.
(e) Promptly following the Effective Time, Huntington shall file a post-effective amendment to the S-4 or an effective registration statement on Form S-8 with respect to the Huntington Common Stock subject to the applicable adjusted Cadence Equity Awards, as required.
(f) At or prior to the Effective Time, Cadence, the Board of Directors of Cadence and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary for the treatment of the Cadence Equity Awards and to effectuate the provisions of this Section 1.8.
(g) For purposes of this Agreement, the following terms shall have the following meanings:
(i) “Cadence Equity Awards” means the Cadence Restricted Stock Awards and Cadence Restricted Stock Unit Awards.
(ii) “Cadence Stock Plans” means the Cadence Bank 2025 Long-Term Incentive Plan, the Cadence Bank Equity Incentive Plan, the Cadence 2021 Long-Term Equity Incentive Plan, and the Amended and Restated 2015 Omnibus Incentive Plan.
1.9 Charter of Surviving Bank. At the Effective Time, the charter of Huntington National Bank, as in effect immediately prior to the Effective Time, shall be the charter of the Surviving Bank until thereafter amended in accordance with applicable law.
1.10 Bylaws of Surviving Bank. At the Effective Time, the bylaws of Huntington National Bank, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Bank until thereafter amended in accordance with applicable law.
1.11 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.
ARTICLE II

EXCHANGE OF SHARES
2.1 Huntington to Make Consideration Available. At or prior to the Effective Time, Huntington shall deposit, or shall cause to be deposited, with a bank or trust company designated by Huntington and reasonably acceptable to Cadence (the “Exchange Agent”), for the benefit of the holders of Old Certificates (which for purposes of this Article II shall be deemed to include certificates or book-entry account statements representing shares of Cadence Preferred Stock), for exchange in accordance with this Article II, (a) certificates or, at Huntington’s option, evidence in book-entry form, representing shares of Huntington Common Stock and New Huntington Preferred Stock (or depositary shares in respect thereof) to be issued pursuant to Section 1.5 and Section 1.6 and exchanged pursuant to Section 2.2(a) in exchange for outstanding shares of Cadence Common Stock and Cadence Preferred Stock (collectively, referred to herein as “New Certificates”), and (b) cash in an amount sufficient to pay cash in lieu of any fractional shares (such New Certificates and cash described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).
2.2 Exchange of Shares.
(a) As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, Huntington shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Cadence Common Stock or Cadence Preferred Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration or shares of New Huntington Preferred Stock (or depositary shares in respect thereof), as applicable, pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for certificates representing the number of whole shares of Huntington Common Stock and any cash in lieu of fractional shares or shares of New Huntington Preferred Stock (or depositary shares in respect thereof), as applicable, which the shares of Cadence Common Stock or Cadence Preferred Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). From and after the Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) (A) a New Certificate representing that number of whole shares of Huntington Common Stock to which such holder of Cadence Common Stock shall have become entitled pursuant to the provisions of Article I and (B) a check representing the amount of (x) any cash in lieu of a fractional share which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2 or (ii) (A) a New Certificate representing the number of shares of New Huntington Preferred Stock (or depositary shares in respect thereof) to which such holder of Cadence Preferred Stock shall have become entitled pursuant to the provisions of Article I and (B) a check representing the amount of any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, as applicable, and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Huntington Common Stock, New Huntington Preferred Stock (or depositary shares in respect thereof) or any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Huntington Common Stock or shares of New Huntington Preferred Stock (or depositary shares in respect thereof) which the shares of Cadence Common Stock or Cadence Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.
(b) No dividends or other distributions declared with respect to Huntington Common Stock or New Huntington Preferred Stock (or depositary shares in respect thereof) shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Huntington Common Stock or shares of New Huntington Preferred Stock (or depositary shares in respect thereof) which the shares of Cadence Common Stock or Cadence Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive (after giving effect to Section 6.12).
(c) If any New Certificate representing shares of Huntington Common Stock or New Huntington Preferred Stock (or depositary shares in respect thereof) is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Huntington Common Stock or New Huntington Preferred Stock (or depositary shares in respect thereof) in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d) After the Effective Time, there shall be no transfers on the stock transfer books of Cadence of the shares of Cadence Common Stock or Cadence Preferred Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of Huntington Common Stock or New Huntington Preferred Stock (or depositary shares in respect thereof), as applicable, cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to, as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Huntington Common Stock shall be issued upon the surrender for exchange of Old Certificates or otherwise pursuant to this Agreement, no dividend or distribution with respect to Huntington Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Huntington. In lieu of the issuance of any such fractional share, Huntington shall pay to each former holder who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing sale prices of Huntington Common Stock on the NASDAQ Stock Market (the “NASDAQ”) as reported by The Wall Street Journal for the five (5) consecutive full trading days ending on the day preceding the Closing Date (the “Huntington Share Closing Price”) by (ii) the fraction of a share (after taking into account all shares of Cadence Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Huntington Common Stock which such holder would otherwise be entitled to receive pursuant to Article I. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.
(f) Any portion of the Exchange Fund that remains unclaimed by the holders of Cadence Common Stock and Cadence Preferred Stock for one (1) year after the Effective Time shall be paid to Huntington. Any former holders of Cadence Common Stock and Cadence Preferred Stock who have not theretofore exchanged their Old Certificates pursuant to this Article II shall thereafter look only to Huntington for payment of the shares of Huntington Common Stock and cash in lieu of any fractional shares or shares of New Huntington Preferred Stock (or depositary shares in respect thereof), as applicable, and any unpaid dividends and distributions on the Huntington Common Stock or New Huntington Preferred Stock (or depositary shares in respect thereof) deliverable in respect of each former share of Cadence Common Stock or Cadence Preferred Stock, as applicable, that such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Huntington, Cadence, the Surviving Bank, the Exchange Agent or any other person shall be liable to any former holder of shares of Cadence Common Stock or Cadence Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
(g) Huntington shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of Huntington Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other amounts otherwise payable pursuant to this Agreement to any holder of Cadence Common Stock, Cadence Preferred Stock or Cadence Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment or vesting or settlement of such Cadence Equity Awards under the Code or any provision of state, local or foreign Tax law, which Taxes shall be satisfied by Huntington withholding the number of shares of Huntington Common Stock necessary to satisfy applicable withholding Taxes that would otherwise be issuable to the holder of a Cadence Equity Award in respect of such Cadence Equity Award. To the extent that amounts or shares of Huntington Common Stock, as applicable, are so withheld by Huntington or the Exchange Agent, as the case may be, and the applicable Taxes are timely paid over to the appropriate governmental authority, the withheld amounts or shares of Huntington Common Stock shall be treated for all purposes of this Agreement as having been paid or delivered to the holder of Cadence Common Stock, Cadence Preferred Stock or Cadence Equity Awards in respect of which the deduction and withholding was made by Huntington or the Exchange Agent, as the case may be. Notwithstanding anything herein to the contrary, any amounts payable in connection with the Closing in respect of any Cadence Equity Award pursuant to Section 1.7, with respect to employee award holders of Cadence and its Subsidiaries may be made through the payroll system of the Surviving Bank or one of its affiliates.
(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Huntington or the Exchange Agent, the posting by such person of a bond in such amount as Huntington or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of Huntington Common Stock and any cash in lieu of fractional shares, or the shares of New Huntington Preferred Stock (or depositary shares in respect thereof), as applicable, deliverable in respect thereof pursuant to this Agreement.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CADENCE
Except (a) as disclosed in the disclosure schedule delivered by Cadence to the Huntington Parties concurrently herewith (the “Cadence Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Cadence Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Cadence that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (A) any other section of this Article III specifically referenced or cross-referenced and (B) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Cadence Reports publicly filed prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Cadence hereby represents and warrants to the Huntington Parties as follows:
3.1 Corporate Organization.
(a) Cadence is a Mississippi-chartered bank, duly organized, validly existing and in good standing under the laws of the State of Mississippi. Cadence has the corporate power and authority to own, lease or operate all its properties and assets and to carry on its business as it is now being conducted in all material respects. Cadence is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Cadence. As used in this Agreement, the term “Material Adverse Effect” means, with respect to the Huntington Parties, Cadence or the Surviving Bank, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of or effects arising from (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements or interpretations thereof, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak, continuation or escalation of war or acts of terrorism or cyberattacks) or in economic or market conditions (including equity, credit and debt markets, as well as changes in interest rates) affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) any international tariffs, trade policies or similar “trade” actions, (E) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods, wildfires or other natural or manmade disasters or from any outbreak of any disease, epidemic, pandemic or other public health event, (F) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) (it being understood that this clause (F) shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 4.3(b) or 4.4) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, or (G) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the term “Subsidiary,” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is consolidated with such person for financial reporting purposes. True and complete copies of the articles of incorporation of Cadence, as amended (the “Cadence Articles”) and the bylaws of Cadence, as amended (the “Cadence Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Cadence to the Huntington Parties. The deposit accounts of Cadence are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Cadence, threatened.
(b) Except, in the case of clauses (ii) and (iii) only, as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Cadence, each Subsidiary of Cadence (a “Cadence Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Cadence to pay dividends or distributions, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. Section 3.1(b) of the Cadence Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Cadence as of the date hereof.
3.2 Capitalization.
(a) The authorized capital stock of Cadence consists of 500,000,000 shares of Cadence Common Stock, par value $2.50 per share, and 500,000,000 shares of Cadence preferred stock, par value $0.01 per share. As of October 23, 2025, no shares of capital stock or other voting securities of Cadence are issued, reserved for issuance or outstanding, other than (i) 186,307,016 shares of Cadence Common Stock issued and outstanding (inclusive of 36,500 shares of Cadence Common Stock subject to Restricted Stock Awards), (ii) 6,900,000 shares of Cadence Preferred Stock issued and outstanding, (iii) 3,627,414 shares of Cadence Common Stock reserved for issuance upon the settlement of outstanding Cadence Restricted Stock Unit Awards solely subject to time-vesting conditions, (iv) 1,014,775 shares of Cadence Common Stock reserved for issuance upon the settlement of outstanding Cadence Restricted Stock Unit Awards subject to performance-based vesting, assuming achievement of the applicable performance goals at the target level of performance (and 1,778,858 shares of Cadence Common Stock assuming the achievement of the applicable performance goals at the maximum level), and (v) 2,947,054 shares of Cadence Common Stock reserved for issuance for future grants under the Cadence Stock Plans assuming that current awards are earned at maximum. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since October 23, 2025 resulting from the exercise, vesting or settlement of any Cadence Equity Awards described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of Cadence issued, reserved for issuance or outstanding. All issued and outstanding shares of Cadence Common Stock and Cadence Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Cadence may vote are issued or outstanding. Except as set forth in 3.2(a) of the Cadence Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Cadence are issued or outstanding. Other than Cadence Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Cadence to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

(b) There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Cadence or any of the Cadence Subsidiaries has a contractual or other obligation with respect to the voting or transfer of Cadence Common Stock or other equity interests of Cadence. Other than the Cadence Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Cadence or any of its Subsidiaries) are outstanding. Cadence has paid or made due provision for the payment of all dividends payable on the outstanding shares of Cadence Preferred Stock through the most recent scheduled dividend payment date therefor, and has complied in all material respects with terms and conditions thereof.
(c) Cadence owns, directly or indirectly, all issued and outstanding shares of capital stock or other equity ownership interests of each of the Cadence Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Cadence Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
3.3 Authority; No Violation.
(a) Cadence has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder action described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Cadence. The Board of Directors of Cadence has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Cadence and has directed that this Agreement and the transactions contemplated hereby be submitted to Cadence’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Cadence Common Stock entitled to vote on this Agreement (the “Requisite Cadence Vote”), no other corporate proceedings on the part of Cadence are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Cadence and (assuming due authorization, execution and delivery by Huntington) constitutes a valid and binding obligation of Cadence, enforceable against Cadence in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or their parent companies or the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”)).
(b) Subject to the receipt of the Requisite Cadence Vote, neither the execution and delivery of this Agreement by Cadence nor the consummation by Cadence of the transactions contemplated hereby, nor compliance by Cadence with any of the terms or provisions hereof, will (i) violate any provision of the Cadence Articles or the Cadence Bylaws or comparable governing documents of any Cadence Subsidiary or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Cadence or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Cadence or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Cadence or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Cadence.

3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the NYSE, (c) the filing of any required applications, filings and notices, as applicable, with the OCC in connection with the Merger, including under the Bank Merger Act, and approval of such applications, filings and notices and expiration of any related waiting period, (d) the filing of any required applications, filings and notices, as applicable, with the Mississippi Department, (e) the filing of any required applications, filings or notices listed on Section 3.4 of the Cadence Disclosure Schedule or Section 4.4 of the Huntington Disclosure Schedule and approval or non-objection, as applicable, of such applications, filings and notices, (f) the filing with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) of a joint proxy statement in definitive form relating to the meetings of Cadence’s and Huntington’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the Securities and Exchange Commission (the “SEC”) by Huntington in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (g) the filing of the Mississippi Articles of Merger with the Mississippi Secretary pursuant to the MBCA, (h) the filing with, and acceptance for record by, the Maryland Department of the Articles Supplementary for the New Huntington Preferred Stock, and (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Huntington Common Stock and the New Huntington Preferred Stock (or depositary shares in respect thereof) pursuant to this Agreement and the approval of the listing of such Huntington Common Stock and New Huntington Preferred Stock (or depositary shares in respect thereof) on the NASDAQ, no consents or approvals of or filings or registrations with any court or administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (x) the execution and delivery by Cadence of this Agreement or (y) the consummation by Cadence of the Merger and the other transactions contemplated hereby. As used in this Agreement, “SRO” means (A) any “self-regulatory organization” as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (B) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market. As of the date hereof, Cadence is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger on a timely basis.
3.5 Reports.
(a) Cadence and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with (i) any state regulatory authority, (ii) the SEC, (iii) the FDIC, (iv) the Federal Reserve, (v) the Mississippi Department, (vi) any foreign regulatory authority and (vii) any SRO (clauses (i) – (vii), together with the OCC, collectively, “Regulatory Agencies”), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Cadence. Subject to Section 9.7 and except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Cadence and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Cadence, investigation into the business or operations of Cadence or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Cadence. Subject to Section 9.7, there (x) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Cadence or any of its Subsidiaries, and (y) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Cadence or any of its Subsidiaries since January 1, 2023, in each case of clauses (x) and (y), which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Cadence.
(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the FDIC (through November 21, 2024) and the

Federal Reserve (from and after November 22, 2024), by Cadence or any of its Subsidiaries pursuant to the Exchange Act, as the case may be, since January 1, 2023 (the “Cadence Reports”) is publicly available. No such Cadence Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Cadence Reports filed or furnished under the Exchange Act complied in all material respects with the published rules and regulations of the FDIC (through November 21, 2024) and the Federal Reserve (from and after November 22, 2024) with respect thereto. As of the date of this Agreement, no executive officer of Cadence has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the FDIC (through November 21, 2024) or the Federal Reserve (from and after November 22, 2024) with respect to any of the Cadence Reports.
3.6 Financial Statements.
(a) The financial statements of Cadence and its Subsidiaries included (or incorporated by reference) in the Cadence Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Cadence and its Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Cadence and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the FDIC (through November 21, 2024) or the Federal Reserve (from and after November 22, 2024), in all material respects with applicable accounting requirements and with the published rules and regulations of the FDIC (through November 21, 2024) or the Federal Reserve (from and after November 22, 2024) with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Cadence and its Subsidiaries have been, since January 1, 2023, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Forvis Mazars, LLP has not resigned (or informed Cadence that it intends to resign) or been dismissed as independent public accountants of Cadence as a result of or in connection with any disagreements with Cadence on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Cadence, neither Cadence nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Cadence, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Cadence included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.
(c) The records, systems, controls, data and information of Cadence and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Cadence or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Cadence. Cadence (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Cadence, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Cadence by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”),

and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Cadence’s outside auditors and the audit committee of Cadence’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Cadence’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Cadence, any fraud, whether or not material, that involves management or other employees who have a significant role in Cadence’s internal controls over financial reporting. These disclosures were made in writing by management to Cadence’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available to Huntington. To the knowledge of Cadence, there is no reason to believe that Cadence’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2023, (i) neither Cadence nor any of its Subsidiaries, nor, to the knowledge of Cadence, any director, officer, auditor, accountant or representative of Cadence or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Cadence, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Cadence or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Cadence or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Cadence or any of its Subsidiaries, whether or not employed or retained by Cadence or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Cadence or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Cadence or any committee thereof or similar governing body of any Cadence Subsidiary or any committee thereof, or, to the knowledge of Cadence, to any director or officer of Cadence or any Cadence Subsidiary.
3.7 Broker’s Fees. Neither Cadence nor any Cadence Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement other than Keefe, Bruyette & Woods, Inc.
3.8 Absence of Certain Changes or Events.
(a) Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Cadence.
(b) Since December 31, 2024, through the date of this Agreement, except with respect to the transactions contemplated hereby, Cadence and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
3.9 Legal Proceedings.
(a) Neither Cadence nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Cadence, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Cadence or any of its Subsidiaries or any of their current or former directors or executive officers, or of a nature challenging the validity or propriety of this Agreement or the transactions contemplated hereby, in each case, that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Cadence.
(b) There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Cadence, any of its Subsidiaries or the assets of Cadence or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Bank or any of its affiliates).

3.10 Taxes and Tax Returns. In each case except as would not reasonably be likely to have a Material Adverse Effect on Cadence:
(a) Each of Cadence and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete.
(b) Neither Cadence nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the ordinary course).
(c) All Taxes of Cadence and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid, except for Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
(d)  Each of Cadence and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.
(e) Neither Cadence nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect.
(f) The federal income Tax Returns of Cadence and its Subsidiaries for all years up to and including the tax year ended December 31, 2020 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.
(g) No deficiency with respect to Taxes has been proposed, asserted or assessed against Cadence or any of its Subsidiaries. There are no pending or threatened (in writing) disputes, claims, audits, examinations or other proceedings regarding any Taxes of Cadence and its Subsidiaries or the assets of Cadence and its Subsidiaries.
(h) In the last six years, neither Cadence nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that Cadence or any of its Subsidiaries was required to file any Tax Return that was not filed.
(i) Cadence has made available to Huntington true, correct, and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years.
(j) There are no Liens for Taxes (except Taxes not yet due and payable) on any of the assets of Cadence or any of its Subsidiaries.
(k) Neither Cadence nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among Cadence and its Subsidiaries or (ii) commercial agreements the principal purpose of which does not relate to Taxes).
(l) Neither Cadence nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Cadence) or (ii) has any liability for the Taxes of any person (other than Cadence or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.
(m) Neither Cadence nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.
(n) Neither Cadence nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(o) At no time during the past five years has Cadence been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(p) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.
(q) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
3.11 Employees and Employee Benefit Plans.
(a) Section 3.11(a) of the Cadence Disclosure Schedule lists all material Cadence Benefit Plans. For purposes of this Agreement, “Cadence Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other compensation or benefit plans, programs or arrangements, and all retention, bonus, employment, termination or severance plans, programs or arrangements or other contracts or agreements (collectively, “Benefit Plans”) to or with respect to which Cadence or any Subsidiary or any trade or business of Cadence or any of its Subsidiaries, whether or not incorporated, all of which together with Cadence would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Cadence ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Cadence or any of its Subsidiaries or any Cadence ERISA Affiliate, or to which Cadence or any of its Subsidiaries is required or obligated to maintain, contribute to or sponsor, for the benefit of any current or former employee, officer, director or independent contractor of Cadence or any of its Subsidiaries or any Cadence ERISA Affiliate.
(b) Cadence has heretofore made available to Huntington true and complete copies of each of the material Cadence Benefit Plans and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements to any Cadence Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the Internal Revenue Service (the “IRS”) for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to any such Cadence Benefit Plan, (iv) the most recently prepared actuarial report for each such Cadence Benefit Plan (if applicable) for each of the last two years and (v) all material non-routine correspondence received from or sent to any Governmental Entity in the last two years.
(c) Each Cadence Benefit Plan has been established, operated, maintained and administered in all respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except for such noncompliance as would not result in any material liability to Cadence or its Subsidiaries.
(d) With respect to each Cadence Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Cadence Qualified Plans”), Cadence has received a favorable IRS determination letter (or an opinion or advisory letter upon which Cadence is entitled to rely) with respect to each Cadence Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Cadence, there are no existing circumstances and no events have occurred that would have a material adverse effect on the qualified status of any Cadence Qualified Plan or the related trust or increase the costs relating thereto.
(e) Except as would not, either individually or in the aggregate, reasonably be expected to result in a material liability to Cadence or its Subsidiaries, with respect to each Cadence Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full,

(iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been incurred by Cadence and its Subsidiaries or any Cadence ERISA Affiliate that has not been satisfied in full and no such liability is reasonably expected to be incurred, (v) the PBGC has not instituted proceedings to terminate any such Cadence Benefit Plan and, to the Cadence’s Knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Cadence Benefit Plan, and (vi) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, and no waiver of any minimum funding standard or extension of any amortization period has been requested or granted that has not been waived.
(f) None of Cadence and its Subsidiaries nor any Cadence ERISA Affiliate maintains, sponsors or contributes to or has, at any time during the last six (6) years, maintained, sponsored, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”).
(g) Neither Cadence nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.
(h) Except as would not, either individually or in the aggregate, reasonably be expected to result in material liability to Cadence or its Subsidiaries, all contributions required to be made to any Cadence Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Cadence Benefit Plan, since January 1, 2023, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Cadence. There are no pending or, to the knowledge of Cadence, threatened (in writing) claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of Cadence, no set of circumstances exists that may reasonably be likely to give rise to a material claim or lawsuit, against the Cadence Benefit Plans, any fiduciaries thereof with respect to their duties to the Cadence Benefit Plans or the assets of any of the trusts under any of the Cadence Benefit Plans that could in any case reasonably be likely to result in any material liability of Cadence or any of its Subsidiaries to the PBGC, the IRS, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Cadence Benefit Plan, or any other party.
(i) None of Cadence or its Subsidiaries nor any Cadence ERISA Affiliate nor, to the knowledge of Cadence, any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which could subject any of the Cadence Benefit Plans or their related trusts, Cadence, any of its Subsidiaries, any Cadence ERISA Affiliate or any person that Cadence or any of its Subsidiaries has an obligation to indemnify to any material tax or material penalty imposed under Section 4975 of the Code or Section 502 of ERISA.
(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or independent contractor of Cadence or any of its Subsidiaries to any payment or benefit, including severance pay, unemployment compensation, accrued pension benefit, or a change in control bonus or retention payment, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of Cadence or any of its Subsidiaries, (iii) accelerate the timing of or trigger any funding obligation under a rabbi trust or similar funding vehicle under any Cadence Benefit Plan, or (iv) result in any limitation on the right of Cadence or any of its Subsidiaries or Cadence ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any Cadence Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Cadence or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(k) No Cadence Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.
(l) There are no pending or, to the knowledge of Cadence, threatened (in writing) material labor grievances or material unfair labor practice claims or charges against Cadence or any of its Subsidiaries, or any strikes or other material labor disputes against Cadence or any of its Subsidiaries. Neither Cadence nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor union, works council or similar labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Cadence or any of its Subsidiaries, and, to the knowledge of Cadence, there are no organizing efforts by any union or other group seeking to represent any employees of Cadence or any of its Subsidiaries.
(m) Cadence and its Subsidiaries are in compliance in all material respects with, and since January 1, 2023 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, classification of employees and independent contractors, equitable pay practices, privacy right, labor disputes, employment discrimination, sexual harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(n) (i) To the knowledge of Cadence, no written allegations of sexual harassment, sexual misconduct or discrimination have been made since January 1, 2023 against any member of the Board of Directors of Cadence or Section 16 officer, (ii) since January 1, 2023, neither Cadence nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment, sexual misconduct or discrimination by any member of the Board of Directors of Cadence or any Section 16 officer, and (iii) there are no proceedings currently pending or, to the knowledge of Cadence, threatened related to any allegations of sexual harassment, sexual misconduct or discrimination by any member of the Board of Directors of Cadence or any Section 16 officer.
3.12 Compliance with Applicable Law.
(a) Cadence and each of its Subsidiaries hold, and have at all times since January 1, 2023 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Cadence, and to the knowledge of Cadence no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.
(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Cadence, Cadence and each of its Subsidiaries have complied with and are not in default or violation under any law, statute, order, rule, regulation, policy or guideline of any Governmental Entity applicable to Cadence or any of its Subsidiaries, including (to the extent applicable to Cadence or its Subsidiaries) all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law or regulation relating to bank secrecy, discriminatory lending, financing or leasing practices, Executive Order 14331, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.
(c) Cadence has a Community Reinvestment Act rating of “outstanding” as of its most recently completed Community Reinvestment Act examination.
(d) Cadence maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data.
(e) None of Cadence or any of its Subsidiaries, or to the knowledge of Cadence, any director, officer, employee, agent or other person acting on behalf of Cadence or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Cadence or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Cadence or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Cadence or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Cadence or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Cadence or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Cadence or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Cadence.
(f) As of the date hereof, Cadence maintains regulatory capital ratios that exceed the levels established for “well capitalized” institutions (under the relevant regulatory capital regulation of the institution’s primary bank regulator) and, as of the date hereof, Cadence has not received any notice from a Governmental Entity that its status as “well-capitalized” or that Cadence’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.
(g) Except as would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Cadence, (i) Cadence and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Cadence, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.
3.13 Certain Contracts.
(a) Except as set forth in Section 3.13(a) of the Cadence Disclosure Schedule or as filed with or incorporated into any Cadence Report filed prior to the date hereof, as of the date hereof, neither Cadence nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any Cadence Benefit Plan):
(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii) which contains a provision that materially restricts the conduct of any line of business by Cadence or any of its Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Surviving Bank or any of its affiliates to engage (x) in any line of business or in any geographic region or (y) solicit any customer, client or employee of any person in any jurisdiction (other than, in the case of this clause (y), contracts with vendors or restrictions on soliciting employees arising under confidentiality or non-disclosure entered into by Cadence or any of its Subsidiaries in the ordinary course of business);
(iii) which is a collective bargaining agreement or similar agreement with any labor organization;
(iv) (A) that is an agreement for the incurrence of indebtedness by Cadence or any of its Subsidiaries, including any debt for borrowed money, obligations evidenced by notes, debentures or similar instruments, sale and leaseback transactions, capitalized or finance leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case, incurred in the ordinary course of business consistent with past practice) or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by Cadence or any of its Subsidiaries of, or any similar commitment by Cadence or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in an amount that can reasonably be expected to exceed $25,000,000);
(v) that (x) grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Cadence or its Subsidiaries, taken as a whole or (y) requires Cadence or its Subsidiaries to sell or purchase goods or services on an exclusive basis or make referrals of business to any person on an exclusive basis;
(vi) which creates future payment obligations in excess of $5,000,000 per annum (other than any such contracts which are terminable by Cadence or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice), other than extensions of credit, other customary banking products offered by Cadence or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business consistent with past practice;
(vii) that is a material joint venture or other material partnership agreement or arrangement;
(viii) that is a settlement, consent or similar agreement and contains any material continuing obligations imposed upon Cadence or any of its Subsidiaries; or
(ix) that relates to the acquisition or disposition of any person, business or asset and under which Cadence or its Subsidiaries have or may have ongoing obligations or liabilities that are material to Cadence and its Subsidiaries, taken as a whole.
Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Cadence Disclosure Schedule, is referred to herein as a “Cadence Contract,” and neither Cadence nor any of its Subsidiaries knows of, or has received written, or to the knowledge of Cadence, oral notice of, any violation of any Cadence Contract by any of the other parties thereto which would reasonably be likely to be, either individually or in the aggregate, material to Cadence and its Subsidiaries, taken as a whole. Cadence has made available to Huntington true, correct and complete copies of each Cadence Contract in effect as of the date hereof.
(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Cadence: (i) each Cadence Contract is valid and binding on Cadence or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Cadence and each of its Subsidiaries has performed all obligations required to be performed by it prior to the date hereof under each Cadence Contract, (iii) to the knowledge of Cadence each third-party counterparty to each Cadence Contract has performed all obligations required to be performed by it to date under such Cadence Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Cadence or any of its Subsidiaries or, to the knowledge of Cadence, any counterparty thereto, under any such Cadence Contract.
3.14 Agreements with Regulatory Agencies. Subject to Section 9.7, neither Cadence nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Cadence Disclosure Schedule, a “Cadence Regulatory Agreement”), nor has Cadence or any of its Subsidiaries been advised in writing or, to the knowledge of Cadence, orally, since January 1, 2023, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Cadence Regulatory Agreement.
3.15 Risk Management Instruments. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Cadence, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Cadence or any of its Subsidiaries or for the account of a customer of Cadence or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Cadence or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Cadence and each of its Subsidiaries has duly performed in all material respects all its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of Cadence, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.
3.16 Environmental Matters. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Cadence, Cadence and its Subsidiaries are in compliance, and, since January 1, 2023 have complied, with all federal, state and local laws, regulation, orders, decrees, permits, authorizations, common laws and other legal requirements relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, environmental contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of Cadence, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be likely to result in the imposition, on Cadence or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Cadence, which liability or obligation would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Cadence. To the knowledge of Cadence, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Cadence. Cadence is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, regulatory agency or third party imposing any liability or obligation with respect to any Environmental Law that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Cadence.
3.17 Investment Securities.
(a) Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Cadence, each of Cadence and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Cadence Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Cadence or its Subsidiaries. Such securities and commodities are valued on the books of Cadence in accordance with GAAP in all material respects.
(b) Cadence and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Cadence believes are prudent and reasonable in the context of their respective businesses, and Cadence and its Subsidiaries have, since January 1, 2023, been in compliance with such policies, practices and procedures in all material respects.

3.18 Real Property. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Cadence or a Cadence Subsidiary (a) has good and marketable title to all real property reflected in the latest audited balance sheet included in the Cadence Reports as being owned by Cadence or a Cadence Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Cadence Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Cadence Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Cadence Owned Properties, the “Cadence Real Property”), free and clear of all material Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without material default thereunder by the lessee or, to the knowledge of Cadence, the lessor. There are no material pending or, to the knowledge of Cadence, threatened condemnation proceedings against any Cadence Real Property.
3.19 Intellectual Property; Information Technology. Cadence and each of its Subsidiaries owns, or has a valid right to use and practice, in the manner used and practiced by Cadence and its applicable Subsidiaries, all Intellectual Property necessary for the conduct of its business as currently conducted. All of such owned Intellectual Property is owned by Cadence and each of its Subsidiaries free and clear of any material Liens other than any Permitted Encumbrances (it being understood that licenses, covenants not to sue and similar rights or immunities granted with respect to Intellectual Property are not “Liens” for the purposes of the foregoing). Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Cadence: (a) the conduct of the businesses of Cadence and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person, and since January 1, 2023 has not infringed, misappropriated or otherwise violated the rights of any person, and is and has been (since January 1, 2023) in accordance with any applicable agreement pursuant to which Cadence or any Cadence Subsidiary acquired the right to use any applicable Intellectual Property; (b) no person has, since January 1, 2023, asserted to Cadence in writing that Cadence or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (c) to the knowledge of Cadence, no person is challenging, infringing on or otherwise violating any right of Cadence or any of its Subsidiaries with respect to any Intellectual Property owned by Cadence or its Subsidiaries; (d) neither Cadence nor any Cadence Subsidiary has, since January 1, 2023, received any written notice of any pending claim with respect to any Intellectual Property owned by Cadence or any Cadence Subsidiary; and (e) since January 1, 2023, to the knowledge of Cadence, no third party has gained unauthorized access to any information technology assets controlled by Cadence or its Subsidiaries. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Cadence, Cadence and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned by Cadence and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, Internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto and any re-examinations, renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and know-how (including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person); writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.
3.20 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Cadence or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Cadence or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Cadence Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Cadence), on the other hand, of the type required to be reported in any Cadence Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.
3.21 Takeover Restrictions. The Board of Directors of Cadence has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any applicable provisions of the takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or any similar provisions of the Cadence Articles or Cadence Bylaws (any such laws, collectively with any similar provisions of the Cadence Articles or Cadence Bylaws or the Huntington Articles or Huntington Bylaws, as applicable, “Takeover Restrictions”). In accordance with Section 79-4-13.02(b)(2)(i) of the MBCA, no appraisal or dissenters’ rights will be available to holders of Cadence Common Stock or Cadence Preferred Stock connection with the Merger.
3.22 Reorganization. Cadence has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
3.23 Opinion. Prior to the execution of this Agreement, the Board of Directors of Cadence has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated the same date) from Keefe, Bruyette & Woods, to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of Cadence Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.
3.24 Cadence Information. The information relating to Cadence and its Subsidiaries that is provided by Cadence or its representatives specifically for inclusion in (a) the Joint Proxy Statement, (b) the S-4, (c) the documents and financial statements of Cadence incorporated by reference in the Joint Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency or Governmental Entity in connection herewith will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement relating to Cadence and its Subsidiaries and other portions within the reasonable control of Cadence and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Cadence with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Huntington or its Subsidiaries for inclusion in the Joint Proxy Statement or the S-4.
3.25 Loan Portfolio.
(a) As of the date hereof, except as set forth in Section 3.25(a) of the Cadence Disclosure Schedule, neither Cadence nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Cadence or any Subsidiary of Cadence is a creditor which as of August 31, 2025 had an outstanding balance of $5,000,000 or more and under the terms of which the obligor was, as of August 31, 2025, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) “extensions of credit” to any “executive officer” or other “insider” of Cadence or any of its Subsidiaries (as such terms are defined in 12 C.F.R. Part 215). Each “extension of credit” to any such “executive officer” or other “insider” of Cadence or any of its Subsidiaries is subject to and was made and continues to be in compliance with 12 C.F.R. Part 215 in all material respects or is exempt therefrom. Except as such disclosure may be limited by any applicable law, rule or regulation, Section 3.25(a) of the Cadence Disclosure Schedule sets forth a true, correct and complete list of all Loans of Cadence and its Subsidiaries that, as of August 31, 2025, had an outstanding balance of $1,000,000 or more and were classified by Cadence as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,”

“Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan, and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date.
(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Cadence, each outstanding Loan of Cadence or its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Cadence and its Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(c) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Cadence, each outstanding Loan of Cadence or its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Cadence and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(d) None of the agreements pursuant to which Cadence or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default (other than early payment defaults) by the obligor on any such Loan.
(e) Neither Cadence nor any of its Subsidiaries is now, nor has it ever been since January 1, 2023, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.
3.26 Insurance. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Cadence, (a) Cadence and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Cadence reasonably has determined to be prudent and consistent with industry practice, and neither Cadence nor any of its Subsidiaries has received notice to the effect that any of them are in default under any material insurance policy, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Cadence and its Subsidiaries, Cadence or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.
3.27 Investment Advisor Subsidiary. Linscomb Wealth, Inc. (“Cadence Advisory Subsidiary”) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), and has operated since January 1, 2023 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except, in each case, as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Cadence. The accounts of each advisory client of Cadence or its Subsidiaries, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by the Cadence Advisory Subsidiary in compliance with the applicable requirements of ERISA, except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Cadence. Neither Cadence Advisory Subsidiary nor any person “associated” (as defined in the Investment Advisers Act) is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment adviser or as a person associated with a registered investment adviser, except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Cadence.
3.28 No Broker-Dealer Subsidiary. Neither Cadence nor any Cadence Subsidiary is a broker-dealer required to be registered under the Exchange Act with the SEC.

3.29 No Other Representations or Warranties.
(a) Except for the representations and warranties made by Cadence in this Article III, neither Cadence nor any other person makes any express or implied representation or warranty with respect to Cadence, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Cadence hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Cadence nor any other person makes or has made any representation or warranty to the Huntington Parties or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Cadence, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Cadence in this Article III, any oral or written information presented to the Huntington Parties or any of its affiliates or representatives in the course of their due diligence investigation of Cadence, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) Cadence acknowledges and agrees that neither Huntington nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HUNTINGTON PARTIES
Except (i) as disclosed in the disclosure schedule delivered by the Huntington Parties to Cadence concurrently herewith (the “Huntington Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Huntington Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Huntington Parties that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (c) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Huntington Reports publicly filed prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Huntington and Huntington National Bank hereby represent and warrant to Cadence as follows:
4.1 Corporate Organization.
(a) Huntington is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is a bank holding company duly registered under the BHC Act that has elected to be treated as a financial holding company under the BHC Act. Huntington has the corporate power and authority to own, lease or operate all its properties and assets and to carry on its business as it is now being conducted in all material respects. Huntington is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Huntington Parties. True and complete copies of the Articles of Restatement of Charter of Huntington, as amended (“Huntington Articles”), and Amended and Restated Bylaws of Huntington (“Huntington Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Huntington to Cadence.
(b) Except, in the case of clauses (ii) and (iii) only, as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington, each Subsidiary of Huntington, including Huntington National Bank (a “Huntington Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Huntington to pay dividends or distributions, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Huntington that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Huntington, threatened. Section 4.1(b) of the Huntington Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Huntington as of the date hereof.
4.2 Capitalization.
(a) As of the date of this Agreement, the authorized capital stock of Huntington consists of 2,250,000,000 shares of Huntington Common Stock and 6,617,808 shares of preferred stock, par value $0.01 per share (“Huntington Preferred Stock”). As of October 22, 2025, no shares of capital stock or other voting securities of Huntington are issued, reserved for issuance or outstanding, other than (i) 1,572,176,401 shares of Huntington Common Stock issued and outstanding, (ii) 9,010,259 shares of Huntington Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Huntington Common Stock granted under a Huntington Stock Plan (“Huntington Stock Options”), (iii) 29,967,515 shares of Huntington Common Stock reserved for issuance upon the settlement of outstanding restricted stock units in respect of shares of Huntington Common Stock granted under a Huntington Stock Plan (“Huntington Restricted Stock Unit Awards”) (assuming that performance with respect to performance-vesting Huntington Restricted Stock Unit Awards is achieved at maximum performance), (iv) 1,316,223 Huntington deferred stock units in respect of 1,316,223 shares of Huntington Common Stock granted under a Huntington Stock Plan (“Huntington Deferred Stock Unit Awards”), (v) 28,737,699 shares of Huntington Common Stock reserved for issuance pursuant to future grants under the Huntington Stock Plans, and (vi) 885,000 shares of Huntington Preferred Stock issued and outstanding. As used herein, the “Huntington Stock Plans” shall mean all employee and director equity incentive plans of Huntington in effect as of the date of this Agreement and agreements for equity awards in respect of Huntington Common Stock granted by Huntington under the inducement grant exception. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since October 22, 2025 resulting from the exercise, vesting or settlement of any Huntington equity awards described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of Huntington issued, reserved for issuance or outstanding. All issued and outstanding shares of Huntington Common Stock and Huntington Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Huntington may vote are issued or outstanding. Except as set forth in Section 4.2(a) of the Huntington Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Huntington are issued or outstanding. Other than Huntington Stock Options, Huntington Restricted Stock Unit Awards and Huntington Deferred Stock Unit Awards, in each case, issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Huntington to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.
(b) There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Huntington or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of the Huntington Common Stock or other equity interests of Huntington. Huntington has paid or made due provision for the payment of all dividends payable on the outstanding shares of Huntington Preferred Stock through the most recent scheduled dividend payment date therefor, and has complied in all material respects with terms and conditions thereof.
(c) Huntington owns, directly or indirectly, all issued and outstanding shares of capital stock or other equity ownership interests of each Huntington Subsidiary, free and clear of any Liens, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Huntington Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Huntington Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
4.3 Authority; No Violation.
(a) Each of Huntington and Huntington National Bank has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of each of Huntington and Huntington National Bank. The Board of Directors of each of Huntington and Huntington National Bank has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Huntington, Huntington National Bank and their respective shareholders, Huntington has directed that the issuance of Huntington Common Stock in connection with the Merger be submitted to its shareholders for approval at a duly held meeting of such shareholders and has adopted resolutions to the foregoing effect, and Huntington National Bank has directed that this Agreement and the transactions contemplated hereby be approved by Huntington, as its sole shareholder, at a duly held meeting or by unanimous written consent. Except for (i) the approval of the issuance of Huntington Common Stock pursuant to this Agreement by a majority of the votes cast by holders of outstanding Huntington Common Stock at the Huntington Meeting (the “Requisite Huntington Vote”) and adoption of this Agreement by Huntington as the sole shareholder of Huntington National Bank, (ii) the adoption, approval and filing of the Articles Supplementary with respect to the New Huntington Preferred Stock with the Maryland Department, and (iii) the adoption of resolutions to give effect to the provisions of Section 6.13 in connection with the Closing, no other corporate proceedings on the part of Huntington or Huntington National Bank are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Huntington and Huntington National Bank and (assuming due authorization, execution and delivery by Cadence) constitutes a valid and binding obligation of each of Huntington and Huntington National Bank, enforceable against them in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). Subject to the receipt of the Requisite Huntington Vote, the shares of Huntington Common Stock and New Huntington Preferred Stock (or depositary shares in respect thereof) to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Huntington will have any preemptive right or similar rights in respect thereof.
(b) Subject to the receipt of the Requisite Huntington Vote, neither the execution and delivery of this Agreement by the Huntington Parties, nor the consummation by the Huntington Parties of the transactions contemplated hereby, nor compliance by the Huntington Parties with any of the terms or provisions hereof, will (i) violate any provision of the Huntington Articles or the Huntington Bylaws or comparable governing documents of any Huntington Subsidiary or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Huntington, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Huntington or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Huntington or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on the Huntington Parties.
4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the NYSE, (c) the filing of any required applications, filings and notices, as applicable, with the OCC in connection with the Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with the Mississippi Department, (e) the filing of any required applications, filings or notices listed on Section 3.4 of the Cadence Disclosure Schedule or Section 4.4 of the Huntington Disclosure Schedule and approval or non-objection, as applicable, of such applications, filings and notices, (f) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the S-4, (g) the filing with, and acceptance for record by, the Maryland Department of the Articles Supplementary for the New Huntington Preferred Stock, and (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Huntington Common Stock and the New Huntington Preferred Stock (or depositary shares in respect thereof) pursuant to this Agreement and the approval of the listing of such Huntington Common Stock and New Huntington Preferred Stock (or depositary shares in respect thereof) on the NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (x) the execution and delivery by the Huntington Parties of this Agreement or (y) the consummation by the Huntington Parties of the Merger and the other transactions contemplated hereby. As of the date hereof, Huntington is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger on a timely basis.
4.5 Reports.
(a) Huntington and each of its Subsidiaries have timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with any Regulatory Agencies, including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on the Huntington Parties. Subject to Section 9.7 and except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Huntington and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Huntington, investigation into the business or operations of Huntington or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Huntington Parties. Subject to Section 9.7, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Huntington or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Huntington or any of its Subsidiaries since January 1, 2023, in each case of clauses (i) and (ii), which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Huntington Parties.
(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Huntington or any of its Subsidiaries pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, since January 1, 2023 (the “Huntington Reports”) is publicly available. No such Huntington Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Huntington Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Huntington or Huntington National Bank has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or material unresolved issues raised by the SEC with respect to any of the Huntington Reports.
4.6 Financial Statements.
(a) The financial statements of Huntington and its Subsidiaries included (or incorporated by reference) in the Huntington Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Huntington and its Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Huntington and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Huntington and its Subsidiaries have been, since January 1, 2023, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. PricewaterhouseCoopers LLP has not resigned (or informed Huntington that it intends to resign) or been dismissed as independent public accountants of Huntington as a result of or in connection with any disagreements with Huntington on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Huntington Parties, neither Huntington nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Huntington, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Huntington included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.
(c) The records, systems, controls, data and information of Huntington and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Huntington or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington. Huntington (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Huntington, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Huntington by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Huntington’s outside auditors and the audit committee of Huntington’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Huntington’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Huntington, any fraud, whether or not material, that involves management or other employees who have a significant role in Huntington’s internal controls over financial reporting. These disclosures were made in writing by management to Huntington’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available to Cadence. To the knowledge of Huntington, there is no reason to believe that Huntington’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2023, (i) neither Huntington nor any of its Subsidiaries, nor, to the knowledge of the Huntington Parties, any director, officer, auditor, accountant or representative of Huntington or any of its

Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Huntington, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Huntington or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Huntington or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Huntington or any of its Subsidiaries, whether or not employed by Huntington or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Huntington or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Huntington or any committee thereof or similar governing body of any Huntington Subsidiary or any committee thereof, or, to the knowledge of Huntington, to any director or officer of Huntington or any Huntington Subsidiary.
4.7 Broker’s Fees. Neither Huntington nor any Huntington Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Evercore Group L.L.C.
4.8 Absence of Certain Changes or Events.
(a) Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Huntington Parties.
(b) Since December 31, 2024, through the date of this Agreement, except with respect to the transactions contemplated hereby, Huntington and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
4.9 Legal Proceedings.
(a) Neither Huntington nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of the Huntington Parties, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Huntington or any of its Subsidiaries or any of their current or former directors or executive officers, or of a nature challenging the validity or propriety of this Agreement or the transactions contemplated hereby, in each case, that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Huntington Parties.
(b) There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Huntington, any of its Subsidiaries or the assets of Huntington or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Bank or any of its affiliates).
4.10 Taxes and Tax Returns. In each case except as would not reasonably be likely to have a Material Adverse Effect on the Huntington Parties:
(a) Each of Huntington and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in.
(b) All Taxes of Huntington and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid, except for Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
(c) Each of Huntington and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.
(d) The federal income Tax Returns of Huntington and its Subsidiaries for all years up to and including the tax year ended December 31, 2020 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.

(e) No deficiency with respect to Taxes has been proposed, asserted or assessed against Huntington or any of its Subsidiaries. There are no pending or threatened (in writing) disputes, claims, audits, examinations or other proceedings regarding any Taxes of Huntington and its Subsidiaries or the assets of Huntington and its Subsidiaries.
4.11 Compliance with Applicable Law.
(a) Huntington and each of its Subsidiaries hold, and have at all times since January 1, 2023 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Huntington Parties, and to the knowledge of the Huntington Parties, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.
(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Huntington Parties, Huntington and each of its Subsidiaries have complied with and are not in default or violation under any law, statute, order, rule, regulation, policy or guideline of any Governmental Entity applicable to Huntington or any of its Subsidiaries, including (to the extent applicable to Huntington or its Subsidiaries) all laws related to data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law or regulation relating to bank secrecy, discriminatory lending, financing or leasing practices, Executive Order 14331, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.
(c) Huntington National Bank has a Community Reinvestment Act rating of “outstanding” as of its most recently completed Community Reinvestment Act examination.
(d) Huntington maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data.
(e) None of Huntington or any of its Subsidiaries, or to the knowledge of Huntington, any director, officer, employee, agent or other person acting on behalf of Huntington or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Huntington or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Huntington or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Huntington or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Huntington or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Huntington or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Huntington or any of its Subsidiaries, or is currently subject to any

United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Huntington Parties.
(f) As of the date hereof, Huntington, Huntington National Bank and each other insured depository institution Subsidiary of Huntington maintain regulatory capital ratios that exceed the levels established for “well capitalized” institutions (under the relevant regulatory capital regulation of the institution’s primary bank regulator) and, as of the date hereof, neither Huntington nor any of its Subsidiaries has received any notice from a Governmental Entity that its status as “well-capitalized” or that Huntington National Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.
(g) Except as would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Huntington, (i) Huntington and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Huntington, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.
(h) Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington, Huntington and its Subsidiaries are in compliance, and, since January 1, 2023, have complied, with all Environmental Laws.
4.12 Certain Contracts.
(a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Huntington or any of its Subsidiaries is a party or by which Huntington or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Huntington, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Huntington Contract”), and neither Huntington nor any of its Subsidiaries knows of, or has received written, or to the knowledge of the Huntington Parties, oral notice of, any violation of any Huntington Contract by any of the other parties thereto which would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington.
(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Huntington Parties, (i) each Huntington Contract is valid and binding on Huntington or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Huntington and each of its Subsidiaries have performed all obligations required to be performed by it prior to the date hereof under each Huntington Contract, (iii) to the knowledge of the Huntington Parties, each third-party counterparty to each Huntington Contract has performed all obligations required to be performed by it to date under such Huntington Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Huntington or any of its Subsidiaries or, to the knowledge of the Huntington Parties, any counterparty thereto, under any such Huntington Contract.
4.13 Agreements with Regulatory Agencies. Subject to Section 9.7, neither Huntington nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Huntington Disclosure Schedule, a “Huntington Regulatory

Agreement”), nor has Huntington or any of its Subsidiaries been advised, in writing or, to the knowledge of Huntington, orally, since January 1, 2023, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Huntington Regulatory Agreement.
4.14 Information Technology. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Huntington, to the knowledge of Huntington, since January 1, 2023, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Huntington and its Subsidiaries.
4.15 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Huntington or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Huntington or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Huntington Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Huntington), on the other hand, of the type required to be reported in any Huntington Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.
4.16 Takeover Restrictions. The Board of Directors of Huntington has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any applicable Takeover Restrictions. In accordance with Section 3-202 of the Maryland General Corporation Law, as amended, no appraisal or dissenters’ rights will be available to the holders of Huntington Common Stock or Huntington Preferred Stock in connection with the Merger.
4.17 Reorganization. Huntington has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
4.18 Investment Securities.
(a) Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington, each of Huntington and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Huntington Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Huntington or its Subsidiaries. Such securities and commodities are valued on the books of Huntington in accordance with GAAP in all material respects.
(b) Huntington and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Huntington believes are prudent and reasonable in the context of their respective businesses, and Huntington and its Subsidiaries have, since January 1, 2023, been in compliance with such policies, practices and procedures in all material respects.
4.19 Opinion. Prior to the execution of this Agreement, Huntington has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated the same date) of Evercore Group L.L.C. to the effect that as of the date thereof and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to Huntington. Such opinion has not been amended or rescinded as of the date of this Agreement.
4.20 Risk Management Instruments. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Huntington Parties, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Huntington or any of its Subsidiaries or for the account of a customer of Huntington or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Huntington or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Huntington and each of its Subsidiaries have duly performed in all material respects all its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of the Huntington Parties, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.
4.21 Huntington Information. The information relating to Huntington and its Subsidiaries that is provided by Huntington or its representatives specifically for inclusion in (a) the Joint Proxy Statement, (b) the S-4, (c) the documents and financial statements of Huntington incorporated by reference in the Joint Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement relating to Huntington and its Subsidiaries and other portions within the reasonable control of Huntington and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Huntington with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Cadence or its Subsidiaries for inclusion in the Joint Proxy Statement or the S-4.
4.22 Employee Benefit Plans.
(a) For purposes of this Agreement, “Huntington Benefit Plans” means all Benefit Plans to or with respect to which Huntington or any Subsidiary or any trade or business of Huntington or any of its Subsidiaries, whether or not incorporated, all of which together with Huntington would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Huntington ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Huntington or any of its Subsidiaries or any Huntington ERISA Affiliate, or to which Huntington or any of its Subsidiaries is required or obligated to maintain, contribute to or sponsor, for the benefit of any current or former employee, officer, director or independent contractor of Huntington or any of its Subsidiaries or any Huntington ERISA Affiliate.
(b) Each Huntington Benefit Plan has been established, operated, maintained and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except for such noncompliance as would not result in any material liability to Huntington or its Subsidiaries.
(c) Except as would not, either individually or in the aggregate, reasonably be expected to result in any material liability to Huntington or its Subsidiaries, with respect to each Huntington Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums required to be paid to the PBGC have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by Huntington or any of its Subsidiaries that has not been satisfied in full and no such liability is reasonably expected to be incurred, (v) the PBGC has not instituted proceedings to terminate any such Huntington Benefit Plan and, to the Huntington’s Knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Huntington Benefit Plan, and (vi) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, and no waiver of any minimum funding standard or extension of any amortization period has been requested or granted that has not been waived.
(d) None of Huntington and its Subsidiaries nor any Huntington ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a Multiemployer Plan or a Multiple Employer Plan.
4.23 Loan Portfolio.
(a) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, each outstanding Loan of Huntington or its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Huntington and its Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, each outstanding Loan of Huntington or its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Huntington and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(c) None of the agreements pursuant to which Huntington or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default (other than early payment defaults) by the obligor on any such Loan.
(d) There are no outstanding “extensions of credit” made by Huntington or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in 12 C.F.R. Part 215) of Huntington or its Subsidiaries, other than extensions of credit that are subject to and that were made and continue to be in compliance with 12 C.F.R. Part 215 in all material respects or that are exempt therefrom.
(e) Neither Huntington nor any of its Subsidiaries is now, nor has it ever been since January 1, 2023, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.
4.24 No Other Representations or Warranties.
(a) Except for the representations and warranties made by the Huntington Parties in this Article IV, neither Huntington nor any other person makes any express or implied representation or warranty with respect to Huntington, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Huntington hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Huntington nor any other person makes or has made any representation or warranty to Cadence or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Huntington, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Huntington Parties in this Article IV, any oral or written information presented to Cadence or any of its affiliates or representatives in the course of their due diligence investigation of the Huntington Parties, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) The Huntington Parties acknowledge and agree that neither Cadence nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.
ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Cadence Disclosure Schedule), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), Cadence shall, and shall cause its Subsidiaries to, (i) conduct its business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships.

5.2 Cadence Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Cadence Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Cadence shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Huntington (such consent not to be unreasonably withheld, conditioned or delayed):
(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of Cadence or any of its wholly-owned Subsidiaries to Cadence or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any wholly owned Subsidiary of Cadence), it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include federal funds borrowings and Federal Home Loan Bank borrowings, the creation of deposit liabilities, issuances of letters of credit, purchases of federal funds, sales of certificates of deposit and entry into repurchase agreements, in each case on terms and in amounts consistent with past practice;
(b) (i) adjust, split, combine or reclassify any capital stock;
(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other equity or voting securities (except (A) regular quarterly cash dividends by Cadence at a rate not in excess of $0.275 per share of Cadence Common Stock, (B) dividends payable on the Cadence Preferred Stock in accordance with the terms thereof, (C) dividends paid by any of the Subsidiaries of Cadence to Cadence or any of its wholly owned Subsidiaries, or (D) the acceptance of shares of Cadence Common Stock as payment for withholding taxes incurred in connection with the vesting or settlement of Cadence Equity Awards and dividend equivalents thereon, if any, in each case, in accordance with past practice and the terms of the applicable award agreements);
(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, including Cadence Equity Awards, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock or other equity or voting securities; or
(iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock or other equity or voting securities or securities convertible or exchangeable into, or exercisable for or valued by reference to, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, except for the issuance of shares upon the vesting or settlement of Cadence Equity Awards (and dividend equivalents thereon, if any) outstanding as of the date hereof or granted on or after the date hereof to the extent permitted under this Agreement;
(c) (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, (ii) abandon or allow to lapse any material properties or assets (including any issued or registered Intellectual Property) other than lapse or expiry of Intellectual Property at the end of applicable statutory terms, or (iii) or cancel, release or assign any material indebtedness to any such person or any claims held by any person, in each case of clauses (i) through (iii), other than in the ordinary course of business;
(d) except for transactions in the ordinary course of business (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith) or transactions that would not be material to Cadence and its Subsidiaries on a consolidated basis, make any investment in or acquisition of, whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation or formation of a joint venture or otherwise, any other corporation or entity or any acquisition of property or assets of any other individual, corporation or other entity, in each case other than a wholly owned Subsidiary of Cadence;

(e) in each case except for transactions in the ordinary course of business, (i) terminate, materially amend, or waive any material provision of, any Cadence Contract, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business without material adverse changes to terms with respect to Cadence or its Subsidiaries or (ii) enter into any contract that would constitute a Cadence Contract if it were in effect on the date of this Agreement (it being understood and agreed that entering into a Cadence Contract that would be such pursuant to Section 3.13(a)(ii) or (v)(y) is not ordinary course of business);
(f) except as required by the terms of any Cadence Benefit Plan existing as of the date hereof, (i) enter into, adopt or terminate any Cadence Benefit Plan (including any plans, programs, policies, agreements or arrangements that would be considered a Cadence Benefit Plan if in effect as of the date hereof), (ii) amend any Cadence Benefit Plan (including any plans, programs, policies, agreements or arrangements adopted or entered into that would be considered a Cadence Benefit Plan if in effect as of the date hereof), other than de minimis administrative amendments in the ordinary course of business consistent with past practice that do not materially increase the cost or expense of maintaining, or increase the benefits payable under, such plan, program, policy or arrangements, (iii) increase the compensation, bonus, severance, termination pay or other benefits payable to any current, prospective or former employee, officer, director, independent contractor or consultant, (iv) pay, grant or award, or commit to pay, grant or award, any bonuses or incentive compensation, except for the payment of annual bonuses for completed periods based on actual performance in the ordinary course of business consistent with past practice (including, without limitation, as to timing), (v) accelerate the vesting of, or otherwise deviate from the terms provided in the applicable award agreement with respect to the vesting, payment, settlement or exercisability of, any Cadence Equity Awards or other compensation, (vi) enter into any collective bargaining agreement or similar agreement or arrangement, (vii) fund or provide any funding for any rabbi trust or similar arrangement, (viii) terminate the employment or services of any employee, independent contractor (who is a natural person) or consultant (who is a natural person) whose annual base salary or base fee is greater than $200,000, in each case other than for cause, or (ix) hire any employee, independent contractor (who is a natural person) or consultant (who is a natural person) whose annual base salary or base fee is greater than $200,000;
(g) except for debt workouts in the ordinary course of business, settle any claim, suit, action or proceeding, except (i) involving solely monetary remedies in an amount and for consideration not in excess of $1,000,000 individually or $4,000,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments received by Cadence or any of its Subsidiaries in respect thereof) or (ii) that would not impose any material restriction on the business of Cadence or its Subsidiaries or the Surviving Bank or its affiliates;
(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(i) amend the Cadence Articles, the Cadence Bylaws, or comparable governing documents of its “Significant Subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);
(j) merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;
(k) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or requested by a Governmental Entity;
(l) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(m) (i) enter into any material new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, hedging policies, securitization and servicing policies (including any material change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by such policies or applicable law, regulation or policies imposed by any Governmental Entity or (ii) make any loans or extensions of credit or renewals thereof, except in the ordinary course of business consistent with past practice and not in excess of $35,000,000 (or, in the case of any loan or extension of credit or renewal thereof that is “Adversely Rated” (as determined in the ordinary course of business consistent with past practice under Cadence’s and its Subsidiaries’ lending policies in effect as of the date hereof), not in excess of $20,000,000); provided, that any consent from the Huntington Parties sought pursuant to this clause (ii) shall not be unreasonably withheld; provided, further, that, if the Huntington Parties do not respond to any such request for consent within two (2) business days after the relevant loan package is provided to the Huntington Parties, such non-response shall be deemed to constitute consent pursuant to this clause (ii);
(n) make, or commit to make, any capital expenditures that exceed by more than five percent (5%) Cadence’s capital expenditure budget set forth in Section 5.2(n) of the Cadence Disclosure Schedule measured on a quarterly basis;
(o) change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes, in each case, that is material to Cadence and its Subsidiaries, taken as a whole;
(p) (i) make any application for the opening or relocation of, or open or relocate, any branch office, loan production office or other significant office or operations facility of Cadence or its Subsidiaries, (ii) other than in consultation with the Huntington Parties, make any application for the closing of or close any branch or (iii) other than in consultation with the Huntington Parties, purchase any new real property (other than other real estate owned (OREO) properties in the ordinary course) in an amount in excess of $1,000,000 for any individual property or enter into, amend or renew any material lease with respect to real property requiring aggregate payments under any individual lease in excess of $350,000;
(q) knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Cadence or its Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or the Requisite Cadence Vote or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby; or
(r) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.
5.3 Huntington Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Huntington Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Huntington shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Cadence (such consent not to be unreasonably withheld, conditioned or delayed):
(a) amend the Huntington Articles or the Huntington Bylaws in a manner that would materially and adversely affect the holders of Cadence Common Stock or Cadence Preferred Stock relative to other holders of Huntington Common Stock or Huntington Preferred Stock (as applicable);
(b) adjust, split, combine or reclassify any capital stock of Huntington or make, declare or pay any extraordinary dividend on any capital stock of Huntington;
(c) incur any indebtedness for borrowed money (other than indebtedness of Huntington or any of its wholly owned Subsidiaries to Huntington or any of its Subsidiaries) that would reasonably be expected to prevent Huntington or its Subsidiaries from assuming Cadence’s or its Subsidiaries’ outstanding indebtedness;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any material indebtedness to any such person or any claims held by any person, in each case other than in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to prevent or materially delay the receipt of the Requisite Regulatory Approvals or the Closing;
(e) make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation or formation of a joint venture or otherwise), any other corporation or entity or the property or assets of any other individual, corporation or other entity, other than a wholly owned Subsidiary of Huntington, except for transactions in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to prevent or materially delay the receipt of the Requisite Regulatory Approvals or the Closing;
(f) merge or consolidate itself or Huntington National Bank or any of their respective Significant Subsidiaries with any other person (i) where it or Huntington National Bank, is not the surviving person or (ii) if the merger or consolidation is reasonably likely to prevent, materially delay or materially impair the receipt of the Requisite Regulatory Approvals or the Closing;
(g) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(h) knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Huntington or its Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or the Requisite Huntington Vote or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby; or
(i) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.
ARTICLE VI

ADDITIONAL AGREEMENTS
6.1 Regulatory Matters.
(a) Huntington shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus and Cadence shall promptly prepare and file with the Federal Reserve the Joint Proxy Statement. Huntington and Cadence, as applicable, shall use reasonable best efforts to make such filings within thirty (30) days of the date of this Agreement. The S-4 shall also, to the extent required under the Securities Act and the regulations promulgated thereunder, register the shares of New Huntington Preferred Stock (or depositary shares in respect thereof) that will be issued in the transaction. Each of Huntington and Cadence shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and Huntington and Cadence shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders. Huntington shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement as promptly as practicable, and Cadence shall furnish all information concerning Cadence and the holders of Cadence Common Stock as may be reasonably requested in connection with any such action.
(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings required to obtain the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within thirty (30) days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities. Huntington and Cadence shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval and any approvals required for the Merger as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Requisite Regulatory Approvals) and shall respond as promptly as practicable to the requests of Governmental Entities for documents and information. Huntington and Cadence shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Cadence or Huntington, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing and with sufficient opportunity to comment, other than any portions of material filed in connection therewith that contain competitively sensitive business or other proprietary information or confidential supervisory information filed under a claim of confidentiality. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences; and provided, that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity which the other party does not attend or participate in, to the extent permitted by such Governmental Entity and applicable law.
(c) In furtherance and not in limitation of the foregoing, each of Huntington and Cadence shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment so as to enable the Closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses or assets of Huntington, Cadence and their respective Subsidiaries. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Huntington or Cadence or any of their respective Subsidiaries, and neither Huntington nor Cadence nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with the foregoing or obtaining any permits, consents, approvals and authorizations of Governmental Entities that would reasonably be likely to have a material adverse effect on Huntington, the Surviving Bank and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”).
(d) Huntington and Cadence shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Huntington, Cadence or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Each of Huntington and Cadence agrees, as to itself and its Subsidiaries, that none of the information suppl-ied or to be supplied by it specifically for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 and each amendment or supplement thereto, if any, is filed and becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Joint Proxy Statement and any amendment or supplement thereto will, at the time of filing and the date of mailing to the respective shareholders of Cadence or Huntington and at the time of the Huntington Meeting and the Cadence Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading, and (iii) any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals will, at the time each is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of Huntington and Cadence further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the S-4 or the Joint Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the S-4 or the Joint Proxy Statement.
(e) Huntington and Cadence shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.
(f) Without limiting the generality of this Section 6.1, Cadence shall, and shall cause its Subsidiaries to, reasonably cooperate with Huntington and its Subsidiaries (including the furnishing of information and by making employees reasonably available) as is reasonably requested by Huntington in order to comply with the requirements of the Comprehensive Capital Analysis and Review and Dodd-Frank Act Stress Testing programs.
6.2 Access to Information.
(a) Subject to Section 9.7, upon reasonable notice and subject to applicable laws, each of the Huntington Parties and Cadence, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, personnel, information technology systems, and records, and each shall reasonably cooperate with the other party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party), and, during such period, during normal business hours and in a manner so as not to interfere with normal business operations, each of the Huntington Parties and Cadence shall, and shall cause its respective Subsidiaries to, make available to the other party such information concerning its business, properties and personnel as such party may reasonably request. Each party shall use commercially reasonable efforts to minimize any interference with the other party’s regular business operations during any such access. Neither the Huntington Parties nor Cadence nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Huntington Parties’ or Cadence’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b) Each of the Huntington Parties and Cadence shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated August 12, 2025, between Huntington and Cadence (the “Confidentiality Agreement”).
(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Cadence Shareholder Approval.
(a) Cadence shall take, in accordance with applicable law and the Cadence Articles and Cadence Bylaws, all actions necessary to convene a meeting of its shareholders (the “Cadence Meeting”) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Cadence Vote required in connection with this Agreement and the Merger and, if so desired and mutually agreed by the parties, other matters of the type customarily brought before an annual or special meeting of shareholders to adopt a merger agreement. The Board of Directors of Cadence shall use its reasonable best efforts to obtain from the shareholders of Cadence the Requisite Cadence Vote, including (except in the case of a Cadence Adverse Recommendation Change) by communicating to its shareholders its recommendation (and including such recommendation in the Joint Proxy Statement) that they approve this Agreement and the transactions contemplated hereby (the “Cadence Board Recommendation”) and shall not make a Cadence Adverse Recommendation Change except in accordance with this Section 6.3. Cadence shall engage a proxy solicitor reasonably acceptable to the Huntington Parties to assist in the solicitation of proxies from shareholders relating to the Requisite Cadence Vote. However, subject to Section 8.1 and Section 8.2, if the Board of Directors of Cadence, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith (x) that a Cadence Acquisition Proposal constitutes a Superior Proposal and that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement and the Merger or (y) in response to an Intervening Event that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement and the Merger, then, prior to the receipt of the Requisite Cadence Vote, in submitting this Agreement and the Merger to its shareholders, the Board of Directors of Cadence may withhold or withdraw or modify or qualify in a manner adverse to the Huntington Parties the Cadence Board Recommendation or may submit this Agreement and the Merger to its shareholders without recommendation (each, a “Cadence Adverse Recommendation Change”) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Cadence may communicate the basis for its Cadence Adverse Recommendation Change to its shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto; provided, that the Board of Directors of Cadence may not take any actions under this sentence unless (i) it gives the Huntington Parties at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Board of Directors of Cadence in response to a Cadence Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Cadence Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the Board of Directors of Cadence takes into account any amendment or modification to this Agreement proposed by the Huntington Parties and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith (x) that such Cadence Acquisition Proposal nevertheless constitutes a Superior Proposal and that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement and the Merger or (y) with respect to an Intervening Event that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement and the Merger. Any material amendment to any Cadence Acquisition Proposal will be deemed to be a new Cadence Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3.
(b) Cadence shall adjourn or postpone the Cadence Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Cadence Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Cadence has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Cadence Vote. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Cadence Meeting shall be convened and this Agreement and the Merger shall be submitted to the shareholders of Cadence at the Cadence Meeting, for the purpose of voting on the approval of this Agreement and the Merger and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Cadence of such obligation. Cadence shall only be required to adjourn or postpone the Cadence Meeting two (2) times pursuant to the first sentence of this Section 6.3(b).
(c) For purposes of this Agreement, “Superior Proposal” means (i) in the case of Cadence, any bona fide written Cadence Acquisition Proposal that the Board of Directors of Cadence has determined in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all legal, regulatory and other aspects of the proposal and the person making the proposal, is more favorable to Cadence and its shareholders from a financial point of view than the Merger (including, as the case may be, any revisions to the terms of this Agreement proposed by Huntington in response to such proposal or otherwise) and is reasonably likely to receive all required governmental approvals and financing on a timely basis and is otherwise reasonably capable of being completed on the terms proposed, or (ii) in the case of Huntington, any bona fide written Huntington Acquisition Proposal that the Board of Directors of Huntington has determined in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all legal, regulatory and other aspects of the proposal and the person making the proposal, is more favorable to Huntington and its shareholders from a financial point of view than the Merger (including, as the case may be, any revisions to the terms of this Agreement proposed by Cadence in response to such proposal or otherwise) and is reasonably likely to receive all required governmental approvals and financing on a timely basis and is otherwise reasonably capable of being completed on the terms proposed; provided, in each case, that for purposes of the definition of “Superior Proposal”, the references to “25%” in the definition of Cadence Acquisition Proposal or Huntington Acquisition Proposal shall instead refer to “50%”.
(d) For purposes of this Agreement, “Intervening Event” means any material effect, change, circumstance, event or occurrence that (i) was not known to or reasonably foreseeable by the Board of Directors of Cadence or Huntington, as the case may be, on the date hereof (or if known, the material consequences of which were not known to or reasonably foreseeable by the Board of Directors of Cadence or Huntington, as the case may be, as of the date hereof), and (ii) that does not relate to or involve (A) any Cadence Acquisition Proposal or Huntington Acquisition Proposal, (B) any effect, change, circumstance, event or occurrence relating to the other party or any of its Subsidiaries unless it would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on such other party, or (C) the mere fact, in and of itself, of Cadence or Huntington meeting, exceeding or failing to meet earnings projections or internal financial forecasts or changes after the date hereof in the market price or trading volume of the common stock or credit rating of Cadence or Huntington (it being understood that the underlying cause of any of the foregoing in this clause (C) may be considered and taken into account to the extent otherwise permitted by this definition).
6.4 Huntington Shareholder Approval.
(a) Huntington shall take, in accordance with applicable law and the Huntington Articles and Huntington Bylaws, all actions necessary to convene a meeting of its shareholders (the “Huntington Meeting”) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Huntington Vote required in connection with this Agreement and the Merger and, if so desired and mutually agreed by the parties, other matters of the type customarily brought before an annual or special meeting of shareholders to adopt a merger agreement. The Board of Directors of Huntington shall use its reasonable best efforts to obtain from the shareholders of Huntington the Requisite Huntington Vote, including (except in the case of a Huntington Adverse Recommendation Change) by communicating to its shareholders its recommendation (and including such recommendation in the Joint Proxy Statement) that they approve the issuance of Huntington Common Stock in connection with the Merger (the “Huntington Board Recommendation”) and shall not make a Huntington Adverse Recommendation Change except in accordance with this Section 6.4. Huntington shall engage a proxy solicitor reasonably acceptable to Cadence to assist in the solicitation of proxies from shareholders relating to the Requisite Huntington Vote. However, subject to Section 8.1 and Section 8.2, if the Board of Directors of Huntington, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith (x) that a Huntington Acquisition Proposal constitutes a Superior Proposal and that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the issuance of Huntington Common Stock in connection with the Merger or (y) in response to an Intervening Event that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the issuance of Huntington Common Stock in connection with the Merger, then, prior to the receipt of the Requisite Huntington Vote, in submitting this Agreement and the Merger to its shareholders, the Board of Directors of Huntington may withhold or withdraw or modify or qualify in a manner adverse to Cadence the Huntington Board Recommendation or may submit this Agreement and the Merger to its shareholders without recommendation (each, a “Huntington Adverse Recommendation Change”) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Huntington may communicate the basis for its Huntington Adverse Recommendation Change to its shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto; provided, that the Board of Directors of Huntington may not take any actions under this sentence unless (i) it gives Cadence at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action and (ii) at the end of such notice period, the Board of Directors of Huntington takes into account any amendment or modification to this Agreement proposed by Cadence and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith (x) that such Huntington Acquisition Proposal nevertheless constitutes a Superior Proposal and that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the issuance of Huntington Common Stock in connection with the Merger or (y) with respect to an Intervening Event that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the issuance of Huntington Common Stock in connection with the Merger.
(b) Huntington shall adjourn or postpone the Huntington Meeting, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Huntington Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Huntington has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Huntington Vote. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Huntington Meeting shall be convened and this Agreement and the Merger shall be submitted to the shareholders of Huntington at the Huntington Meeting, for the purpose of voting on the approval of the Merger and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Huntington of such obligation. Huntington shall only be required to adjourn or postpone the Huntington Meeting two (2) times pursuant to the first sentence of this Section 6.4(b). Each of Cadence and Huntington shall use its reasonable best efforts to cause the Cadence Meeting and the Huntington Meeting to occur as soon as reasonably practicable and on the same date.
6.5 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Huntington and Cadence shall, and shall cause its Subsidiaries to, use their reasonable best efforts, in each case as promptly as practicable, (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Cadence or Huntington or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.
6.6 Stock Exchange Listing. Huntington shall cause the shares of Huntington Common Stock and New Huntington Preferred Stock (or depositary shares in respect thereof) to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.
6.7 Tax Matters. The Huntington Parties shall use reasonable best efforts to obtain the Huntington Tax Opinion, and Cadence shall use reasonable best efforts to obtain the Cadence Tax Opinion (and, if the SEC requires any opinion regarding the U.S. federal income tax treatment of the Merger to be submitted in connection with the declaration of the effectiveness of the S-4, such opinions). In connection with the foregoing, each party shall deliver duly executed certificates (dated as of the necessary date and signed by an officer of the Huntington Parties or Cadence, as applicable) containing such representations and warranties as shall be reasonably satisfactory in form and substance to Huntington’s counsel and Cadence’s counsel and reasonably necessary or appropriate to enable such counsel to render such opinions (but only to the extent the Huntington Parties and Cadence in good faith believe they are able to make such representations and warranties truthfully).
6.8 Employee Matters.
(a) Huntington shall provide the employees of Cadence and its Subsidiaries as of the Effective Time (the “Continuing Employees”), during the period commencing at the Effective Time and ending on December 31 of the calendar year during which the Effective Time occurs, for so long as a Continuing Employee is employed following the Effective Time, with the following: (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages in effect for each such Continuing Employee immediately prior to the Effective Time; (ii) target short- and long-term incentive opportunities that are no less favorable in the aggregate than those provided to each such Continuing Employee immediately prior to the Effective Time, and (iii) employee benefits (other than severance, perquisites, defined benefit pension, deferred compensation, post-termination welfare, split dollar insurance, change in control and retention benefits) that are no less favorable in the aggregate than those provided to such Continuing Employees immediately prior to the Effective Time (other than severance, perquisites, defined benefit pension, deferred compensation, post-termination welfare, split dollar insurance, change in control and retention benefits). For a period beginning at the Effective Time and continuing through the first anniversary thereof, each Continuing Employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances shall be eligible to receive severance benefits pursuant to the Huntington Transition Pay Plan as in effect as of the date of this Agreement, subject to such Continuing Employee’s execution (and non-revocation) of a release of claims. In addition, each of Cadence and Huntington shall take all actions necessary or appropriate to effectuate the matters set forth on Section 6.8(a) of the Cadence Disclosure Schedule.
(b) With respect to any employee benefit plans of Huntington or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Huntington and its Subsidiaries shall: (i) waive all pre-existing conditions and waiting periods and use commercially reasonable efforts to waive all exclusions with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Cadence Benefit Plan, (ii) use commercially reasonable efforts to provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under a Cadence Benefit Plan that provides health care benefits (including medical, dental and vision), to the same extent that such credit was given under the analogous Cadence Benefit Plan prior to the Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with Cadence and its Subsidiaries, including with their respective predecessors, for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Cadence Benefit Plan prior to the Effective Time; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any defined benefit pension plan or supplemental plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.
(c) Effective as of the Effective Time, Huntington agrees to assume and honor all Cadence Benefit Plans in accordance with their terms as of the date hereof, it being understood that this sentence shall not be construed to limit the ability of Huntington or any of its Subsidiaries or affiliates to amend or terminate any Cadence Benefit Plan to the extent that such amendment or termination is permitted by the terms of the applicable plan.
(d) Unless otherwise requested by Huntington in writing at least ten (10) business days prior to the Effective Time, Cadence shall cause any 401(k) plan or other defined contribution plan sponsored or maintained by Cadence (collectively, the “Cadence 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. In the event that the Cadence 401(k) Plan is terminated in accordance with the foregoing sentence, the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by Huntington or one of its Subsidiaries (a “Huntington 401(k) Plan”). Cadence and Huntington shall take any and all actions as may be required, including amendments to the Cadence 401(k) Plan and/or Huntington 401(k) Plan to permit the Continuing Employees who are then actively employed to make rollover contributions to the Huntington 401(k) Plan of “eligible rollover distributions” (with the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof. Cadence shall provide Huntington with evidence that the Cadence 401(k) Plan has been terminated or amended, as applicable, in accordance with this Section 6.8(d); provided, that prior to amending or terminating the Cadence 401(k) Plan, Cadence shall provide the form and substance of any applicable resolutions or amendments to Huntington for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed).
(e) On and after the date hereof, any broad-based employee notices or communication materials (including any website posting) to be provided or communicated by Cadence with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement shall be subject to the prior prompt review and comment of Huntington, and Cadence shall consider in good faith revising such notice or communication to reflect any comments or advice that Huntington timely provides.
(f) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Cadence or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Bank, Cadence, Huntington, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Bank, Cadence, Huntington or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Cadence or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Cadence Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Huntington or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Cadence Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.12, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Cadence or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
6.9 Indemnification; Directors’ and Officers’ Insurance.
(a) From and after the Effective Time, the Surviving Bank shall indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of Cadence and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Cadence Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of Cadence or any of its Subsidiaries or is or was serving at the request of Cadence or any of its Subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the consideration and approval of this Agreement and the transactions contemplated by this Agreement, and the Surviving Bank shall also advance expenses as incurred by the Cadence Indemnified Party to the fullest extent permitted by applicable law; provided, that in the case of advancement of expenses the Cadence Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such Cadence Indemnified Party is not entitled to indemnification.
(b) For a period of six (6) years after the Effective Time, the Surviving Bank shall maintain in effect the current policies of directors’ and officers’ liability insurance maintained by Cadence (provided, that the Surviving Bank may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Cadence or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that the Surviving Bank shall not be obligated to expend, on an annual basis, an amount in excess of three hundred percent 300% of the current annual premium paid as of the date hereof by Cadence for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Bank shall cause to be maintained policies of insurance that, in its good-faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Cadence, in consultation with, but only upon the consent of the Huntington Parties, may (and at the request of the Huntington Parties, Cadence shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under Cadence’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. If Cadence purchases such a tail policy, the Surviving Bank shall maintain such tail policy in full force and effect and continue to honor its obligations thereunder.
(c) The provisions of this Section 6.9 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Cadence Indemnified Party and his or her heirs and representatives. If the Surviving Bank or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all its assets or deposits to any other entity or engages in any similar transaction, then in each case, the Surviving Bank will cause proper provision to be made so that the successors and assigns of the Surviving Bank will expressly assume the obligations set forth in this Section 6.9. For the avoidance of doubt, to the extent required by any agreement previously entered into by Cadence in connection with a merger, acquisition or other business combination, the provisions of this Section 6.9 shall apply to directors, officers, employees and fiduciaries of predecessor entities previously acquired by Cadence or any of its Subsidiaries.
(d) The obligations of the Surviving Bank, the Huntington Parties and Cadence under this Section 6.9 shall not be terminated or modified in a manner so as to adversely affect any Cadence Indemnified Party or any other person entitled to the benefit of this Section 6.9 without the prior written consent of the affected person.
6.10 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Huntington Parties or the Surviving Bank with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the then-current officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by the other party, at the expense of the party who makes any such request.
6.11 Advice of Changes. The Huntington Parties and Cadence shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.11 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.11 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.
6.12 Dividends. After the date of this Agreement, each of Huntington and Cadence shall coordinate with the other the declaration of any dividends in respect of Huntington Common Stock and Cadence Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Cadence Common Stock shall not receive two (2) dividends, or fail to receive one (1) dividend, in any quarter with respect to their shares of Cadence Common Stock and any shares of Huntington Common Stock any such holder receives in exchange therefor in the Merger.

6.13 Corporate Governance; Foundation.
(a) Huntington shall take all appropriate action so that three (3) current directors of Cadence shall be appointed to the Board of Directors of Huntington (the “Cadence Directors”). Each of the Cadence Directors shall be designated by Huntington, it being agreed that one of such designated Cadence Directors shall be James D. Rollins III.
(b) Following the Closing Date, Huntington shall maintain the Cadence Bank Foundation and shall dedicate any funds in the Cadence Bank Foundation at the Effective Time to supporting community development and reinvestment and civic and charitable activities within Cadence’s footprint as of the time immediately prior to the Effective Time.
6.14 Acquisition Proposals.
(a) Cadence shall not, and shall cause its Subsidiaries and shall use its reasonable best efforts to cause its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Cadence Acquisition Proposal, except to notify a person that has made or, to the knowledge of Cadence, is making any inquiries with respect to, or is considering making, a Cadence Acquisition Proposal of the existence of the provisions of this Section 6.14(a); provided, that, prior to the receipt of the Requisite Cadence Vote, in the event Cadence receives an unsolicited bona fide written Cadence Acquisition Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to or concurrently with providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Cadence shall have provided such information to Huntington, and shall have entered into a confidentiality agreement with such third party on terms, in all material respects, no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Cadence. Cadence will, and will use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Huntington with respect to any Cadence Acquisition Proposal. Cadence will promptly (and in any event within one (1) business day) advise Huntington following receipt of any Cadence Acquisition Proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Cadence Acquisition Proposal) and will keep Huntington reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Cadence Acquisition Proposal. Cadence shall use its reasonable best efforts, subject to applicable law and the fiduciary duties of the Board of Directors of Cadence, to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. During the term of this Agreement, Cadence shall not, and shall cause its Subsidiaries and its and their Representatives not to on its behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.14(a)) relating to any Cadence Acquisition Proposal. As used in this Agreement, “Cadence Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of Cadence and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of Cadence or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Cadence, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of Cadence or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Cadence, or (iii) a merger, consolidation, share exchange or other business combination, reorganization or similar transaction involving Cadence or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Cadence.
(b) Nothing contained in this Agreement shall prevent either party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to a Cadence Acquisition Proposal or Huntington Acquisition Proposal or from making any legally required disclosure to such party’s shareholders; provided, that such Rules and disclosures will in no way eliminate or modify the effect that any action pursuant to such Rules or any such disclosures would otherwise have under this Agreement.
6.15 Public Announcements. Cadence and the Huntington Parties shall each use their reasonable best efforts (a) to develop a joint communications plan, (b) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (c) except in respect of (i) any announcement required by applicable law or regulation, or a request by a Governmental Entity, (ii) communications that are substantially similar to communications previously approved pursuant to this Section 6.15, (iii) communications permitted by Section 6.3 or Section 6.4 or (iv) an obligation pursuant to any listing agreement with or rules of any securities exchange, Cadence and the Huntington Parties agree to consult with each other and to obtain the advance approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed) before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.
6.16 Change of Method. The Huntington Parties may at any time change the method of effecting the Merger if and to the extent requested by the Huntington Parties, and Cadence agrees to enter into such amendments to this Agreement as the Huntington Parties may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Merger with respect to Cadence’s shareholders or (iii) be reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed.
6.17 Restructuring Efforts. If either Cadence or Huntington shall have failed to obtain the Requisite Cadence Vote or the Requisite Huntington Vote at the duly convened Cadence Meeting or Huntington Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by this Agreement (provided, however, that no party shall have any obligation to agree to (i) alter or change any material term of this Agreement, including the amount or kind of the Merger Consideration, in a manner adverse to such party or its shareholders or (ii) adversely affect the Tax treatment of the Merger with respect to such party or its shareholders) and/or resubmit this Agreement and the transactions contemplated hereby (or as restructured pursuant to this Section 6.17) to its shareholders for approval.
6.18 Takeover Restrictions. Neither Cadence nor the Huntington Parties shall take any action that would cause any Takeover Restriction to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each of the Huntington Parties and Cadence shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Restriction now or hereafter in effect. If any Takeover Restriction may become, or may purport to be, applicable to the transactions contemplated hereby, each of the Huntington Parties and Cadence will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Restriction on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Restriction.
6.19 Exemption from Liability Under Section 16(b). Cadence and Huntington agree that, in order to most effectively compensate and retain those officers and directors of Cadence subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Cadence Insiders”), both prior to and after the Effective Time, it is desirable that Cadence Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Cadence Common

Stock, Cadence Preferred Stock and Cadence Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.19. The Boards of Directors of Huntington and of Cadence, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time, take all such steps as may be necessary or appropriate to cause (x) in the case of Cadence, any dispositions of Cadence Common Stock, Cadence Preferred Stock or Cadence Equity Awards by Cadence Insiders and (y) in the case of Huntington, any acquisitions of Huntington Common Stock, New Huntington Preferred Stock (or depositary shares in respect thereof) or equity awards of Huntington into which the Cadence Equity awards are converted by any Cadence Insiders who, immediately following the Merger, will be officers or directors of Huntington subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.
6.20 Litigation and Claims. Each of the Huntington Parties and Cadence shall, to the extent permitted under applicable law and regulation, promptly notify the other party in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of the Huntington Parties or Cadence, as applicable, threatened against Huntington, Cadence or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by the Huntington Parties, Cadence, or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Cadence shall give the Huntington Parties the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against Cadence and/or its directors or affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without the Huntington Parties’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
6.21 Assumption of Cadence Debt. Effective at the Effective Time, Huntington or Huntington National Bank, as applicable, shall, to the extent permitted thereunder and required thereby, assume the due and punctual performance and observance of the covenants to be performed by Cadence pursuant to the definitive documents governing the short-term and long-term borrowings set forth on Section 6.21 of the Cadence Disclosure Schedule, and the due and punctual payment of the principal of such borrowings (and premium, if any) and interest thereon. In connection therewith, (i) Huntington and Cadence shall, and shall cause Huntington National Bank and Cadence respectively to, cooperate and execute and deliver any supplemental indentures, if applicable, and (ii) Cadence shall execute and deliver any officer’s certificates or other documents, and to provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time or the effective time of the Merger, as applicable.
ARTICLE VII

CONDITIONS PRECEDENT
7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a) Shareholder Approval. (i) This Agreement shall have been approved by the shareholders of Cadence by the Requisite Cadence Vote and (ii) the issuance of Huntington Common Stock in connection with the Merger shall have been approved by the shareholders of Huntington by the Requisite Huntington Vote.
(b) Stock Exchange Listing. The shares of Huntington Common Stock and New Huntington Preferred Stock (or depositary shares in respect thereof) that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, in each case subject to official notice of issuance.
(c) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.
(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.
(e) Regulatory Approvals. (i) All regulatory authorizations, consents, orders or approvals (x) from the OCC and (y) set forth in Sections 3.4 and 4.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Merger or those the failure of which to be obtained would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington or the Surviving Bank, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”) and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.
7.2 Conditions to Obligations of Huntington. The obligation of Huntington and Huntington National Bank to effect the Merger is also subject to the satisfaction, or waiver by Huntington and Huntington National Bank, at or prior to the Effective Time, of the following conditions:
(a) Representations and Warranties. The representations and warranties of Cadence set forth in (i) Sections 3.2(a) and 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and (ii) Sections 3.1(a), 3.1(b), 3.2(c) and 3.3(a) (in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Cadence set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Cadence or Huntington. Huntington shall have received a certificate signed on behalf of Cadence by the Chief Executive Officer or the Chief Financial Officer of Cadence to the foregoing effect.
(b) Performance of Obligations of Cadence. Cadence shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and the Huntington Parties shall have received a certificate signed on behalf of Cadence by the Chief Executive Officer or the Chief Financial Officer of Cadence to such effect.
(c) Federal Tax Opinion. The Huntington Parties shall have received the opinion of Wachtell, Lipton, Rosen & Katz (or another nationally recognized tax counsel, including, for the avoidance of doubt, Sullivan & Cromwell LLP), in form and substance reasonably satisfactory to Huntington, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Huntington Tax Opinion”). In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Huntington Parties and Cadence reasonably satisfactory in form and substance to such counsel.
7.3 Conditions to Obligations of Cadence. The obligation of Cadence to effect the Merger is also subject to the satisfaction or waiver by Cadence at or prior to the Effective Time of the following conditions:
(a) Representations and Warranties. The representations and warranties of the Huntington Parties set forth in (i) Sections 4.2(a) and 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and (ii) Sections 4.1(a), 4.1(b) (with respect to Huntington National Bank only), 4.2(c) (with respect to Huntington National Bank only) and 4.3(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of the Huntington Parties set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on the Huntington Parties. Cadence shall have received a certificate signed on behalf of Huntington by the Chief Executive Officer or the Chief Financial Officer of Huntington to the foregoing effect.
(b) Performance of Obligations of Huntington. The Huntington Parties shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Cadence shall have received a certificate signed on behalf of Huntington by the Chief Executive Officer or the Chief Financial Officer of Huntington to such effect.
(c) Federal Tax Opinion. Cadence shall have received the opinion of Sullivan & Cromwell LLP (or another nationally recognized tax counsel, including, for the avoidance of doubt, Wachtell, Lipton, Rosen & Katz), in form and substance reasonably satisfactory to Cadence, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Cadence Tax Opinion”). In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Huntington Parties and Cadence reasonably satisfactory in form and substance to such counsel.
ARTICLE VIII

TERMINATION AND AMENDMENT
8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Cadence Vote or the Requisite Huntington Vote:
(a) by mutual consent of the Huntington Parties and Cadence in a written instrument;
(b) by either the Huntington Parties or Cadence if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(c) by either the Huntington Parties or Cadence if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein; provided, however, that if the conditions to the Closing set forth in Section 7.1(e) have not been satisfied or waived on or prior to such date but all other conditions to the Closing set forth in Article VII have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing (so long as such conditions are reasonably capable of being satisfied)), the Termination Date may be extended by either the Huntington Parties or Cadence to a date that is fifteen (15) months after the date of this Agreement, unless the failure of the Closing to occur by the Termination Date shall be due to the failure of the party seeking to extend the Termination Date to perform or observe the obligations, covenants and agreements of such party set forth herein, and such date, as so extended, shall be the “Termination Date”;
(d) by either the Huntington Parties or Cadence (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Cadence, in the case of a termination by the Huntington Parties, or the Huntington Parties, in the case of a termination by Cadence, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by the Huntington Parties, or Section 7.3, in the case of a termination by Cadence, and which is not cured by the earlier of the Termination Date and 45 days following written notice to Cadence, in the case of a termination by the Huntington Parties, or the Huntington Parties, in the case of a termination by Cadence, or by its nature or timing cannot be cured during such period;
(e) by the Huntington Parties, prior to such time as the Requisite Cadence Vote is obtained, if Cadence or the Board of Directors of Cadence (i) withholds, withdraws, modifies or qualifies in a manner adverse to the Huntington Parties the Cadence Board Recommendation, (ii) fails to make the Cadence Board Recommendation in the Joint Proxy Statement, (iii) adopts, approves, recommends or endorses a Cadence Acquisition Proposal or publicly announces an intention to adopt, approve, recommend or endorse a Cadence Acquisition Proposal, (iv) fails to publicly and without qualification (A) recommend against any Cadence Acquisition Proposal or (B) reaffirm the Cadence Board Recommendation, in each case within ten (10) business days (or such fewer number of days as remains prior to the Cadence Meeting) after a Cadence Acquisition Proposal is made public or any request by the Huntington Parties to do so, or (v) materially breaches its obligations under Section 6.3 or Section 6.14; or
(f) by Cadence, prior to such time as the Requisite Huntington Vote is obtained, if Huntington or the Board of Directors of Huntington (i) withholds, withdraws, modifies or qualifies in a manner adverse to Cadence the Huntington Board Recommendation, (ii) fails to make the Huntington Board Recommendation in the Joint Proxy Statement, (iii) adopts, approves, recommends or endorses a Huntington Acquisition Proposal or publicly announces an intention to adopt, approve, recommend or endorse a Huntington Acquisition Proposal, (iv) fails to publicly and without qualification (A) recommend against any Huntington Acquisition Proposal or (B) reaffirm the Huntington Board Recommendation, in each case within ten (10) business days (or such fewer number of days as remains prior to the Huntington Meeting) after a Huntington Acquisition Proposal is made public or any request by Cadence to do so or (v) materially breaches its obligations under Section 6.4.
The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.
8.2 Effect of Termination.
(a) In the event of termination of this Agreement by either the Huntington Parties or Cadence as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Huntington, Cadence, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b) and this Section 8.2 and Article IX (other than Section 9.13) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither the Huntington Parties nor Cadence shall be relieved or released from any liabilities or damages arising out of its fraud or Willful Breach of any provision of this Agreement occurring prior to termination (which, in the case of Cadence, shall include the loss to the holders of its capital stock and of Cadence Equity Awards of the economic benefits of the Merger (including the loss of premium offered to the shareholders of Cadence), it being understood that Cadence shall be entitled to pursue damages for such losses and to enforce the right to recover such losses on behalf of its shareholders and the holders of Cadence Equity Awards in its sole and absolute discretion, and any amounts received by Cadence in connection therewith may be retained by Cadence). “Willful Breach” shall mean a material breach of, or material failure to perform any of the covenants or other agreements contained in this Agreement, that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under this Agreement.
(b) (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Cadence Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Cadence or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Cadence Meeting) a Cadence Acquisition Proposal with respect to Cadence and (A) (x) thereafter this Agreement is terminated by either the Huntington Parties or Cadence pursuant to Section 8.1(c) without the Requisite Cadence Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 had been satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by the Huntington Parties pursuant to Section 8.1(d) as the result of a Willful Breach, and (B) prior to the date that is twelve (12) months after the date of such termination, Cadence enters into a definitive agreement or consummates a transaction with respect to a Cadence Acquisition Proposal (whether or not the same Cadence Acquisition Proposal as that referred to above), then Cadence shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Huntington, by wire transfer of same day funds, a fee equal to $296,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Cadence Acquisition Proposal to “25%” shall instead refer to “50%”.
(ii) In the event that this Agreement is terminated by the Huntington Parties pursuant to Section 8.1(e), then Cadence shall pay Huntington, by wire transfer of same day funds, the Termination Fee as promptly as reasonably practicable after the date of termination (and in any event, within three (3) business days thereafter).
(c) (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Huntington Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Huntington or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Huntington Meeting) a Huntington Acquisition Proposal with respect to Huntington and (A) (x) thereafter this Agreement is terminated by either Cadence or the Huntington Parties pursuant to Section 8.1(c) without the Requisite Huntington Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.2 had been satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by Cadence pursuant to Section 8.1(d) as a result of a Willful Breach, and (B) prior to the date that is twelve (12) months after the date of such termination, Huntington enters into a definitive agreement or consummates a transaction with respect to a Huntington Acquisition Proposal (whether or not the same Huntington Acquisition Proposal as that referred to above), then Huntington shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Cadence, by wire transfer of same day funds, a fee equal to the Termination Fee; provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Huntington Acquisition Proposal to “25%” shall instead refer to “50%”.
(ii) In the event that this Agreement is terminated by Cadence pursuant to Section 8.1(f), then Huntington shall pay Cadence, by wire transfer of same day funds, the Termination Fee as promptly as reasonably practicable after the date of termination (and in any event, within three (3) business days thereafter).
(iii) As used in this Agreement, “Huntington Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Huntington and its Subsidiaries or 25% or more of any class of equity or voting securities of Huntington or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Huntington, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of Huntington or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Huntington, or (iii) a merger, consolidation, share exchange or other business combination, reorganization or similar transaction involving Huntington or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Huntington.
(d) Notwithstanding anything to the contrary herein, but without limiting Section 8.2(e) or the right of any party to recover liabilities or damages arising out of the other party’s fraud or Willful Breach of any provision of this Agreement, the maximum aggregate amount of fees, liabilities or damages payable by Cadence or the Huntington Parties under this Section 8.2 shall be equal to the Termination Fee. In no event shall Cadence or the Huntington Parties be required to pay the Termination Fee on more than one occasion.
(e) Each of the Huntington Parties and Cadence acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Cadence or the Huntington Parties, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by Cadence and the Huntington Parties pursuant to Section 8.2(b) and Section 8.2(c), respectively, and this Section 8.2(e), constitute liquidated damages and not a penalty, and, except in the case of fraud or Willful Breach, shall be the sole monetary remedy of the other party in the event of a termination of this Agreement specified in such applicable section.
ARTICLE IX

GENERAL PROVISIONS
9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.9 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.
9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Cadence Vote or the Requisite Huntington Vote; provided, however, that after the receipt of the Requisite Cadence Vote or the Requisite Huntington Vote, there may not be, without further approval of such shareholders of Cadence or Huntington, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties.
9.3 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after the receipt of the Requisite Cadence Vote or the Requisite Huntington Vote, there may not be, without further approval of such shareholders of Cadence or Huntington, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
9.4 Expenses. Except (a) with respect to costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC and any other Governmental Entity in connection with the Merger and the other transactions contemplated hereby, which shall be borne equally by the Huntington Parties and Cadence, and (b) as otherwise expressly provided in this Agreement, including in Section 8.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
9.5 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by e-mail if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, provided that no “error” message or other notification of non-delivery is generated, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Cadence, to:

Cadence Bank
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804
	Attention:	Dan Rollins
	E-mail:	[***]

With copies (which shall not constitute notice) to:

Cadence Bank
1333 West Loop South, Suite 1800
Houston, Texas 77027
	Attention:	Shanna Kuzdzal
[***]

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
	Attention:	H. Rodgin Cohen and Mitchell S. Eitel
	E-mail:	[***]

and

if to Huntington or Huntington National Bank, to:

Huntington Bancshares Incorporated
41 South High Street
Columbus, OH 43287
	Attention:	Marcy C. Hingst, General Counsel
	E-mail:	[***]

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, NY 10019
	Attention:	Edward D. Herlihy, Nicholas G. Demmo and Brandon C. Price
	E-mail:	[***]

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of Cadence means the actual knowledge of any of the officers of Cadence listed on Section 9.6 of the Cadence Disclosure Schedule, and the “knowledge” of the Huntington Parties means the actual knowledge of any of the officers of the Huntington Parties listed on Section 9.6 of the Huntington Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York, Columbus, Ohio or Tupelo, Mississippi are authorized by law or executive order to be closed, (b) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) the term “made available” means any document or other information that was (i) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (ii) included in the virtual data room of a party prior to the date hereof, (iii) filed by Huntington with the SEC and publicly available on EDGAR prior to the date hereof or (iv) filed by Cadence with the FDIC or the Federal Reserve and publicly available prior to the date hereof and (e) references to a party’s shareholders shall mean, in the case of Huntington, its shareholders. The Cadence Disclosure Schedule and the Huntington Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.
9.7 Confidential Supervisory Information. No disclosure, representation or warranty shall be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 4.32(b)) of a Governmental Entity by any party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.
9.8 Counterparts. This Agreement may be executed in counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
9.9 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
9.10 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Board of Directors of Cadence shall be subject to the laws of the State of Mississippi and matters relating to the fiduciary duties of the Board of Directors of Huntington shall be subject to the laws of the State of Maryland).
(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.
9.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.
9.12 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.9, which is intended to benefit each Cadence Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Except as provided in Section 6.9, notwithstanding any other provision in this Agreement to the contrary, no consent, approval or agreement of any third-party beneficiary will be required to amend, modify or waive any provision of this Agreement.
9.13 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
9.15 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HUNTINGTON BANCSHARES INCORPORATED

By:	/s/ Stephen D. Steinour
Name: Stephen D. Steinour
Title: Chairman, President and Chief Executive Officer

THE HUNTINGTON NATIONAL BANK

By:	/s/ Stephen D. Steinour
Name: Stephen D. Steinour
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

CADENCE BANK

By:	/s/ James D. Rollins III
Name: James D. Rollins III
Title: Chairman & CEO

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF ARTICLES SUPPLEMENTARY

FORM OF ARTICLES SUPPLEMENTARY

DESIGNATING THE RIGHTS AND PREFERENCES

OF

5.50% SERIES [L] NON-CUMULATIVE PERPETUAL PREFERRED STOCK,
PAR VALUE $0.01 PER SHARE

OF

HUNTINGTON BANCSHARES INCORPORATED
HUNTINGTON BANCSHARES INCORPORATED, a Maryland corporation (hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:
FIRST: Under a power contained in Article Fifth of the charter of the Corporation (the “Charter”), the board of directors of the Corporation (the “Board of Directors”) [and a duly authorized committee thereof (the “Committee”)], by duly adopted resolutions, classified and designated 6,900 shares of the authorized but unissued serial preferred stock of the Corporation, par value $0.01 per share (the “Preferred Stock”), as 5.50% Series [L] Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, with the following preferences and rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of Article Fifth of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof.
(a) Designation. The designation of the Preferred Stock shall be “5.50% Series [L] Non-Cumulative Perpetual Preferred Stock” (the “Series [L] Preferred Stock”). With respect to payment of dividends and rights upon the Corporation’s liquidation, dissolution or winding up, the Series [L] Preferred Stock shall rank (i) senior to the Corporation’s common stock, par value $0.01 per share (the “Common Stock”), and any other class or series of the Preferred Stock that, by its terms, ranks junior to the Series [L] Preferred Stock, (ii) equally with the Corporation’s Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation value per share of $1,000, 5.625% Series F Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation value per share of $100,000, 4.450% Series G Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation value per share of $100,000, 4.500% Series H Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation value per share of $1,000, 5.70% Series I Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation value per share of $25,000, 6.875% Series J Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation value per shares of $1,000, 6.250% Series K Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation value per share of $100,000 and any future class or series of the Preferred Stock that does not by its terms rank junior or senior to the Series [L] Preferred Stock, and (iii) junior to all existing and future indebtedness and other liabilities of the Corporation and any class or series of the Preferred Stock that expressly provides in the articles supplementary creating such class or series of the Preferred Stock that it ranks senior to the Series [L] Preferred Stock (subject to any requisite consents prior to issuance).
(b) Number of Shares. The number of authorized shares of Series [L] Preferred Stock shall be 6,900, which number may, from time to time, be increased (but not in excess of the total number of authorized shares of the Preferred Stock) or decreased (but not below the number of shares of Series [L] Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors (or a duly authorized committee thereof). The Corporation may, from time to time, and without notice to, consent of or additional action by holders of shares of the Series [L] Preferred Stock, issue additional shares of Series [L] Preferred Stock; provided that if the additional shares are not fungible for U.S. federal income tax purposes with the initial shares of such series, the additional shares shall be issued under a separate CUSIP number. The additional shares would form a single series together with all previously issued shares of Series [L] Preferred Stock.
(c) Definitions. As used herein with respect to Series [L] Preferred Stock:
(i) “Business Day” shall mean any weekday in New York, New York that is not a day on which banking institutions in such city are authorized or required by applicable law, regulation, or executive order to be closed.
(ii) “Dividend Payment Dates” shall have the meaning set forth in Section (d)(ii) hereof.

(iii) “Dividend Period” shall mean the period from, and including, each Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date except for the initial Dividend Period which shall be the period from, and including, [•]1 to, but excluding, the next succeeding Dividend Payment Date.
(iv) “Junior Stock” shall mean the Common Stock and any other class or series of the Corporation’s capital stock over which the Series [L] Preferred Stock has preference or priority in the payment of dividends and rights on the liquidation, dissolution or winding up of the Corporation.
(v) “Liquidation Preference” shall mean $25,000.00 per share of Series [L] Preferred Stock.
(vi) “Nonpayment” shall have the meaning set forth in Section (g)(ii) hereof.
(vii) “Optional Redemption” shall have the meaning set forth in Section (f)(i) hereof.
(viii) “Parity Stock” shall mean any class or series of the Corporation’s capital stock that ranks on parity with the Series [L] Preferred Stock in the payment of dividends and rights on the liquidation, dissolution or winding up of the Corporation.
(ix) “Preferred Stock Directors” shall have the meaning set forth in Section (g)(ii) hereof.
(x)  “Redemption Price” shall have the meaning set forth in Section (f)(iii) hereof.
(xi) “Regulatory Capital Treatment Event” shall mean a good faith determination by the Board of Directors that, as a result of any (A) amendment to, clarification of, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of the Series [L] Preferred Stock; (B) proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of the Series [L] Preferred Stock; or (C) official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced or becomes effective after the initial issuance of the Series [L] Preferred Stock, there is more than an insubstantial risk that the Corporation shall not be entitled to treat the full liquidation value of the Series [L] Preferred Stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy laws or regulations of the Federal Deposit Insurance Corporation (or, as and if applicable, the capital adequacy laws or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of Series [L] Preferred Stock is outstanding.
(xii) “Regulatory Event Redemption” shall have the meaning set forth in Section f(ii) hereof.
(xiii) “Series [L] Preferred Stock” shall have the meaning set forth in Section (a) hereof.
(xiv) “Voting Parity Stock” shall have the meaning set forth in Section (g)(ii) hereof.
(d) Dividends.
(i) Holders of shares of Series [L] Preferred Stock shall be entitled to receive, only when, as, and if declared by the Board of Directors (or a duly authorized committee thereof), out of assets legally available under applicable law for payment, non-cumulative cash dividends based upon the Liquidation Preference, and no more, at a rate equal to 5.50% per annum, for each quarterly Dividend Period occurring from, and including, [•]2.
(ii) When, as, and if declared by the Board of Directors (or a duly authorized committee thereof), the Corporation shall pay cash dividends on the shares of Series [L] Preferred Stock quarterly, in arrears, on February 20, May 20, August 20 and November 20 of each year (each such date, a “Dividend Payment Date”), beginning on [•]3, and, when, as and if declared by the Board of Directors (or a duly authorized committee thereof). The Corporation shall pay cash dividends to the holders of record of shares of the Series [L] Preferred Stock as such holders appear on the Corporation’s stock register on the applicable
[1]	To be the most recent Dividend Payment Date prior to closing (subject to adjustment if the closing occurs between a record date and Dividend Payment Date).
[2]	To be the most recent Dividend Payment Date prior to closing (subject to adjustment if the closing occurs between a record date and Dividend Payment Date).
[3]	To be the first Dividend Payment Date following the closing (subject to adjustment if the closing occurs between a record date and Dividend Payment Date).

record date, which shall be the fifteenth (15th) calendar day before that Dividend Payment Date or such other record date fixed by the Board of Directors (or a duly authorized committee thereof) that is not more than sixty (60) nor less than ten (10) calendar days prior to such Dividend Payment Date.4
(iii) If any Dividend Payment Date is a day that is not a Business Day, then the dividend with respect to that Dividend Payment Date shall instead be paid on the immediately succeeding Business Day, without interest or other payment in respect of such delayed payment.
(iv) The Corporation shall calculate dividends on the shares of Series [L] Preferred Stock on the basis of a 360-day year of twelve 30-day months. Dollar amounts resulting from such calculation shall be rounded to the nearest cent, with one-half cent being rounded upward.
(v) Dividends on the shares of Series [L] Preferred Stock shall not be cumulative or mandatory. If the Board of Directors (or a duly authorized committee thereof) does not declare a dividend on the shares of Series [L] Preferred Stock or if the Board of Directors authorizes and the Corporation declares less than a full dividend in respect of any Dividend Period, the holders of the shares of Series [L] Preferred Stock will have no right to receive any dividend or a full dividend, as the case may be, for the Dividend Period, and the Corporation shall have no obligation to pay a dividend or to pay full dividends for that Dividend Period at any time, whether or not dividends on the shares of Series [L] Preferred Stock or any other series of the Preferred Stock or Common Stock are declared for any future Dividend Period.
(vi) Dividends on the shares of Series [L] Preferred Stock shall accrue from [•]5 at the dividend rate on the liquidation preference amount of $25,000.00 per share. If the Corporation issues additional shares of the Series [L] Preferred Stock, dividends on those additional shares shall accrue from the original issue date of those additional shares at the dividend rate.
(vii) So long as any share of Series [L] Preferred Stock remains outstanding:
A.  no dividend shall be declared and paid or set aside for payment and no distribution shall be declared and made or set aside for payment on any Junior Stock (other than a dividend payable solely in shares of Junior Stock or any dividend in connection with the implementation of a shareholder rights plan or the redemption or repurchase of any rights under such a plan, including with respect to any successor shareholder rights plan);
B. no shares of Junior Stock shall be repurchased, redeemed, or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange for or conversion into Junior Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock or pursuant to a contractually binding requirement to buy Junior Stock pursuant to a binding stock repurchase plan existing prior to the most recently completed Dividend Period), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation; and
C. no shares of Parity Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation (other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the shares of Series [L] Preferred Stock and such Parity Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity Stock or Junior Stock, as a result of a reclassification of Parity Stock for or into other Parity Stock, or by conversion into or exchange for Junior Stock), during a Dividend Period, unless, in each case of subsections (A), (B) and (C) immediately above, the full dividends for the most recently completed Dividend Period on all outstanding shares of the Series [L] Preferred Stock have been declared and paid in full or declared and a sum sufficient for the payment of those dividends has been set aside. The foregoing limitations in subsections (A), (B) and (C) immediately above shall not apply to purchases or acquisitions of the Corporation’s Junior Stock pursuant to any employee or director incentive or benefit plan or arrangement (including any of the Corporation’s employment, severance, or consulting agreements) of the Corporation or of any of the Corporation’s subsidiaries heretofore or hereafter adopted.
[4]	Subject to adjustment for first Dividend Payment Date depending on timing of closing.
[5]	To be the most recent Dividend Payment Date prior to closing.

(viii) Except as provided below, for so long as any share of Series [L] Preferred Stock remains outstanding, the Corporation shall not declare, pay, or set aside for payment full dividends on any Parity Stock unless the Corporation has paid in full, or set aside payment in full, in respect of all unpaid dividends for all Dividend Periods for outstanding shares of Series [L] Preferred Stock. To the extent that the Corporation declares dividends on the shares of Series [L] Preferred Stock and on shares of any Parity Stock but cannot make full payment of such declared dividends, the Corporation shall allocate the dividend payments on a pro rata basis among the holders of the shares of Series [L] Preferred Stock and the holders of any Parity Stock then outstanding. For purposes of calculating the pro rata allocation of partial dividend payments, the Corporation shall allocate dividend payments based on the ratio between the then current and the unpaid dividend payments due on the shares of Series [L] Preferred Stock and (A) in the case of cumulative Parity Stock, the aggregate of the accrued and unpaid dividends due on any such Parity Stock and (2) in the case of non-cumulative Parity Stock, the aggregate of the declared but unpaid dividends due on any such Parity Stock. No interest shall be payable in respect of any dividend payment on shares of Series [L] Preferred Stock that may be in arrears.
(ix) Subject to the foregoing conditions, and not otherwise, dividends (payable in cash, stock, or otherwise), as may be determined by the Board of Directors (or a duly authorized committee thereof), may be declared and paid on the Common Stock and any Junior Stock from time to time out of any funds legally available for such payment, and the holders of the shares of Series [L] Preferred Stock shall not be entitled to participate in such dividends.
(e) Liquidation Rights.
(i) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the shares of Series [L] Preferred Stock then outstanding shall be entitled to be paid out of the Corporation’s assets legally available for distribution to the Corporation’s shareholders, before any distribution of assets is made to holders of Common Stock or any other Junior Stock, a liquidating distribution in the amount equal to the sum of (1) the Liquidation Preference, plus (2) the sum of any declared and unpaid dividends for prior Dividend Periods prior to the Dividend Period in which the liquidation distribution is made and any declared and unpaid dividends for the then current Dividend Period in which the liquidation distribution is made to the date of such liquidation distribution. After payment of the full amount of the liquidating distributions to which they are entitled pursuant to the foregoing, the holders of shares of Series [L] Preferred Stock shall have no right or claim to any remaining assets of the Corporation.
(ii) In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series [L] Preferred Stock and the corresponding amounts payable on all shares of Parity Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Corporation, then the holders of the shares of Series [L] Preferred Stock and such Parity Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they respectively would be entitled.
(iii) For the purposes of this Section (e), the merger or consolidation of the Corporation with or into any other entity or by another entity with or into the Corporation or the sale, lease, exchange or other transfer of all or substantially all of the assets of the Corporation (for cash, securities or other consideration) shall not be deemed to constitute the liquidation, dissolution or winding up of the Corporation. If the Corporation enters into any merger or consolidation transaction with or into any other entity and the Corporation is not the surviving entity in such transaction, shares of the Series [L] Preferred Stock may be converted into shares of the surviving or successor corporation or the direct or indirect parent of the surviving or successor corporation having terms identical to the terms of the Series [L] Preferred Stock set forth herein.
(f) Redemption Rights.
(i) The Series [L] Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. Subject to the terms and conditions of this Section (f), the Corporation may redeem shares of Series [L] Preferred Stock, in whole or in part, at its option, on any Dividend Payment Date on or after November 20, 2024, with not less than thirty (30) calendar days’ and not more than sixty (60) calendar days’ notice (an “Optional Redemption”), subject to the approval of the appropriate federal banking agency, at the Redemption Price. Dividends shall not accrue on those shares of Series [L] Preferred Stock so redeemed on and after the applicable redemption date.
(ii) In addition, the Corporation may redeem shares of Series [L] Preferred Stock, in whole but not in part, at its option, for cash, at any time within ninety (90) calendar days following a Regulatory Capital Treatment Event, subject to the approval of the appropriate federal banking agency, at the Redemption Price (a “Regulatory Event Redemption”).
(iii) The redemption price for any redemption of shares of Series [L] Preferred Stock, whether an Optional Redemption or Regulatory Event Redemption, shall be equal to (A) $25,000.00 per share of Series [L] Preferred Stock, plus (B) any declared and unpaid dividends (without regard to any undeclared dividends) prior to, but excluding, the date of redemption (the “Redemption Price”).
(iv) Any notice given as provided in this Section (f) shall be conclusively presumed to have been duly given, whether or not the holder receives the notice, and any defect in the notice or in the provision of the notice, to any holder of shares of Series [L] Preferred Stock designated for redemption will not affect the redemption of any other shares of Series [L] Preferred Stock.
Any notice provided to a holder of shares of Series [L] Preferred Stock shall be deemed given on the date provided, whether or not the holder actually receives the notice. A notice of redemption shall be given not less than thirty (30) calendar days and not more than sixty (60) calendar prior to the date of redemption specified in the notice, and shall specify (1) the redemption date, (2) the Redemption Price, (3) if fewer than all shares of Series [L] Preferred Stock are to be redeemed, the number of shares of Series [L] Preferred Stock to be redeemed and (4) the manner in which holders of shares of Series [L] Preferred Stock called for redemption may obtain payment of the Redemption Price in respect of those shares. Notwithstanding anything to the contrary in this Section (f), if the Series [L] Preferred Stock (or related depositary shares) is issued in book-entry form through The Depository Trust Company or any other similar facility, notice of redemption may be given to the holders of shares of Series [L] Preferred Stock at such time and in any manner permitted by such facility.
(v) If notice of redemption of any shares of Series [L] Preferred Stock has been given by the Corporation and if the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of any shares of Series [L] Preferred Stock, then from and after the redemption date such shares of Series [L] Preferred Stock shall no longer be outstanding for any purpose, all dividends with respect to such shares of Series [L] Preferred Stock shall cease to accrue from the redemption date and all rights of the holders of such shares shall terminate, except the right to receive the Redemption Price, without interest. Shares of Series [L] Preferred Stock redeemed pursuant to this Section (f) or purchased or otherwise acquired for value by the Corporation shall, after such acquisition, have the status of authorized and unissued shares of the Preferred Stock and may be reissued by the Corporation at any time as shares of any series of the Preferred Stock other than as Series [L] Preferred Stock.
(vi) In the event that fewer than all of the outstanding shares of Series [L] Preferred Stock are to be redeemed, the shares of Series [L] Preferred Stock to be redeemed shall be selected either pro rata or by lot or in such other manner as the Board of Directors (or a duly authorized committee thereof) determines to be fair and equitable and permitted by the rules of any stock exchange on which the Series [L] Preferred Stock (or related depositary shares) is listed, subject to the provisions hereof. The Board of Directors (or a duly authorized committee thereof) shall have the full power and authority to prescribe the terms and conditions upon which such shares of Series [L] Preferred Stock may be redeemed from time to time.
(vii) No holder of shares of Series [L] Preferred Stock shall have the right to require the redemption of the Series [L] Preferred Stock.
(g)  Voting Rights.
(i) Holders of shares of Series [L] Preferred Stock shall not have any voting rights, except as set forth below or as otherwise required by the Maryland General Corporation Law (“MGCL”).
(ii) Whenever dividends payable on the shares of Series [L] Preferred Stock or any other class or series of the Preferred Stock ranking equally with the Series [L] Preferred Stock as to payment of dividends, and upon which voting rights equivalent to those described in this paragraph have been conferred and are exercisable, have not been declared and paid in an aggregate amount equal to, as to any class or series, the equivalent of at least six (6) or more quarterly Dividend Periods, whether or not for consecutive Dividend Periods (a “Nonpayment”), the holders of outstanding shares of the Series [L] Preferred Stock voting as a class with holders of shares of any other series of the Preferred Stock ranking equally with the Series [L] Preferred Stock as to payment of dividends, and upon which like voting rights have been conferred and are exercisable (“Voting Parity Stock”), shall be entitled to vote for the election of two (2) additional directors of the Board of Directors on the terms set forth in this Section (g) (and to fill any vacancies in the terms of such directorships) (the “Preferred Stock Directors”). Holders of shares of all series of Voting Parity Stock shall vote as a single class. In the event that the holders of the shares of the Series [L] Preferred Stock are entitled to vote as described in this Section (g), the number of members of the Board of Directors at that time shall be increased by two (2) directors, and the holders of the shares of Series [L] Preferred Stock shall have the right, as members of that class, to elect two (2) directors at a special meeting called at the request of the holders of record of at least twenty percent (20%) of the aggregate voting power of the Series [L] Preferred Stock or any other series of Voting Parity Stock (unless such request is received less than ninety (90) calendar days before the date fixed for the Corporation’s next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of the shareholders), provided that the election of any Preferred Stock Directors shall not cause the Corporation to violate the corporate governance requirements of the NASDAQ (or any other exchange on which the securities of the Corporation may at such time be listed) that listed companies must have a majority of independent directors, and provided further that at no time shall the Board of Directors include more than two (2) Preferred Stock Directors.
(iii) The Preferred Stock Directors elected at any such special meeting shall hold office until the next annual meeting of the Corporation’s shareholders unless they have been previously terminated or removed pursuant to Section (g)(iv). In case any vacancy in the office of a Preferred Stock Director occurs (other than prior to the initial election of the Preferred Stock Directors), the vacancy may be filled by the written consent of the Preferred Stock Director remaining in office, or, if none remains in office, by the vote of the holders of the shares of Series [L] Preferred Stock (together with holders of any shares of Voting Parity Stock) to serve until the next annual meeting of the shareholders.
(iv) When the Corporation has paid full dividends on the Series [L] Preferred Stock for the equivalent of at least four (4) Dividend Periods, following a Nonpayment, then the right of the holders of shares of Series [L] Preferred Stock to elect the Preferred Stock Directors set forth in this Section (g) shall cease (subject to the continued applicability of the provisions for the vesting of the special voting rights in the case of any future Nonpayment). Upon termination of the right of the holders of shares of the Series [L] Preferred Stock and Voting Parity Stock to vote for Preferred Stock Directors as set forth in this Section (g), the term of office of all Preferred Stock Directors then in office elected by only those holders shall terminate immediately. Whenever the term of office of the Preferred Stock Directors ends and the related voting rights have expired, the number of directors automatically will be decreased to the number of directors as otherwise would prevail. Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series [L] Preferred Stock (together with holders of any shares of Voting Parity Stock) when they have the voting rights described in Section (g)(ii).
(v) So long as any shares of Series [L] Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote or consent of holders of at least 66 2/3% in voting power of the shares of Series [L] Preferred Stock and any Voting Parity Stock, voting together as a single class, given in person or by proxy, either in writing without a meeting or at any meeting called for the purpose, authorize, create or issue any shares of capital stock ranking senior to the Series [L] Preferred Stock as to dividends and rights upon liquidation, dissolution or winding up, or reclassify any authorized capital stock into any such shares of such capital stock or issue any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock. Further, so long as any shares of the Series [L] Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote of the holders of at least 66 2/3% in voting power of the Series [L] Preferred Stock, amend, alter or repeal any provision of the Charter, including by merger, consolidation or otherwise, so as to affect the powers, preferences or special rights of the Series [L] Preferred Stock.

Notwithstanding the foregoing, (a) any increase in the amount of authorized shares of Common Stock or authorized shares of the Preferred Stock, or any increase or decrease in the number of shares of any series of the Preferred Stock, or the authorization, creation and issuance of other classes or series of capital stock, in each case ranking on parity with or junior to the shares of the Series [L] Preferred Stock as to dividends and distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to affect such powers, preferences or special rights, (b) a merger or consolidation of the Corporation with or into another entity in which the shares of the Series [L] Preferred Stock (1) remain outstanding or (2) are converted into or exchanged for preference securities of the surviving entity or any entity, directly or indirectly, controlling such surviving entity and such new preference securities have powers, preferences and special rights that are not materially less favorable than the Series [L] Preferred Stock shall not be deemed to affect the powers, preferences or special rights of the Series [L] Preferred Stock and (c) the foregoing voting rights of the holders of Series [L] Preferred Stock shall not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required shall be effected, all outstanding shares of Series [L] Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by the Corporation for the benefit of holders of shares of Series [L] Preferred Stock to effect the redemption.
(vi) Notice for a special meeting to elect the Preferred Stock Directors shall be given in a similar manner to that provided in the Corporation’s Bylaws for a special meeting of the shareholders. If the secretary of the Corporation does not call a special meeting within twenty (20) calendar days after receipt of any such request, then any holder of shares of Series [L] Preferred Stock may (at the Corporation’s reasonable expense) call such meeting, upon notice as provided in this Section (g)(vi) and, for that purpose, shall have access to the stock register of the Corporation.
(vii) Except as otherwise set forth in Section (g)(vi) hereof, the rules and procedures for calling and conducting any meeting of the holders of shares of Series [L] Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules that the Board of Directors (or a duly authorized committee thereof), in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Charter, the Bylaws of the Corporation, and applicable laws and the rules of any national securities exchange or other trading facility on which Series [L] Preferred Stock (or related depositary shares) are listed or traded at the time.
(viii) Each holder of shares of Series [L] Preferred Stock will have one (1) vote per share on any matter on which holders of shares of Series [L] Preferred Stock are entitled to vote.
(h) Conversion Rights. The holders of shares of Series [L] Preferred Stock shall not have any rights to convert such shares into shares of any other class or series of stock or into any other securities of, or any interest or property in, the Corporation.
(i) No Sinking Fund. No sinking fund shall be established for the retirement or redemption of shares of Series [L] Preferred Stock.
(j) No Preemptive or Subscription Rights. No holder of shares of Series [L] Preferred Stock shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of capital stock of the Corporation or any other security of the Corporation that it may issue or sell.
(k) Information Rights. During any period in which the Corporation is not subject to Section 13 or 15(d) of the Exchange Act of 1934 (the “Exchange Act”) and any shares of Series [L] Preferred Stock are outstanding, the Corporation will use its reasonable best efforts to (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series [L] Preferred Stock, as their names and addresses appear on the Corporation’s record books and without cost to such holders, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q that the Corporation would have been required to file with the FDIC pursuant to Section 13 or 15(d) of the Exchange Act if the Corporation were subject thereto (other than any exhibits that would have been required) and (ii) promptly, after receipt of written request, supply copies of such reports to any holders or prospective holder of Series [L] Preferred Stock. The Corporation will use its reasonable best efforts to mail (or otherwise provide) the information to the holders of the Series [L] Preferred Stock within fifteen (15) days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if the Corporation were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which it would be required to file such periodic reports if the Corporation were a “non-accelerated filer” within the meaning of the Exchange Act.
(l) Certificates. Shares of Series [L] Preferred Stock (or related depositary shares) shall be eligible for the Direct Registration System service offered by the Depository Trust Company and may be represented in the form of uncertificated or certificated shares. Shares of Series [L] Preferred Stock shall be eligible for the Direct Registration System service offered by the Depository Trust Company and may be represented in the form of uncertificated or certificated shares, provided, however, that each holder of Series [L] Preferred Stock (or related depositary shares) shall be entitled, upon request, to have a certificate for shares of Series [L] Preferred Stock (or related depositary shares) reflecting the number of shares owned by such holder in such form as is provided under the MGCL and the Corporation’s Amended and Restated Bylaws.
(m) Listing. The Corporation agrees that for the period of time during which the Series [L] Preferred Stock is outstanding, the Corporation will use its reasonable best efforts to (i) effect within thirty (30) days of issuance and delivery of the Series [L] Preferred Stock (or related depositary shares) the listing of the Series [L] Preferred Stock (or related depositary shares) on the NASDAQ and (ii) maintain the listing of the Series [L] Preferred Stock (or related depositary shares) on the NASDAQ or another national securities exchange.
(n)  No Other Rights. The shares of Series [L] Preferred Stock shall not have any designations, preferences or relative, participating, optional or other special rights except as set forth in the Charter or as otherwise required by applicable law, including the MGCL.
SECOND: The Series [L] Preferred Stock has been classified and designated by the Board of Directors [and the Committee], under the authority contained in the Charter.
THIRD: These Articles Supplementary have been approved by the Board of Directors [and the Committee] in the manner and by the vote required by law.
FOURTH: These Articles Supplementary shall become effective on [•].
FIFTH: The undersigned Chairman, President and Chief Executive Officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chairman, President and Chief Executive Officer and attested to by its [•] on this [•] day of [•], [•].

ATTEST:	HUNTINGTON BANCSHARES INCORPORATED

By:	By:
Name:	Name: Stephen D. Steinour
Title:	Title: Chairman, President and Chief Executive Officer

Annex B

October 26, 2025
The Board of Directors
Huntington Bancshares Incorporated
41 South High Street
Columbus, OH 43287
Members of the Board of Directors:
We understand that Huntington Bancshares Incorporated (“Huntington”) proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Huntington National Bank (“Huntington NB”), a wholly owned subsidiary of Huntington, and Cadence Bank (“Cadence”). Pursuant to the Merger Agreement, Cadence will merge with and into Huntington NB, with Huntington NB being the surviving bank as a wholly owned subsidiary of Huntington (the “Merger”). As a result of the Merger, each outstanding share of common stock, par value $2.50, of Cadence (“Cadence Common Stock”), except for shares owned by Cadence, Huntington or Huntington NB (other than the Exception Shares (as defined in the Merger Agreement)), will be converted into the right to receive, without interest, 2.475 (the “Exchange Ratio”) shares of common stock, $0.01 par value per share, of Huntington (“Huntington Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
The Board of Directors has asked us whether, in our opinion, the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to Huntington.
In connection with rendering our opinion, we have, among other things:
(i)	reviewed certain publicly available business and financial information relating to Cadence and Huntington that we deemed to be relevant, including publicly available research analysts’ estimates;
(ii)
reviewed certain internal projected financial data relating to Cadence and furnished to us by the management of Huntington and certain internal projected financial data relating to Huntington prepared and furnished to us by management of Huntington, each as approved for our use by Huntington (the “Forecasts”), including certain operating synergies prepared by the management of Huntington expected to result from the Merger, as approved for our use by Huntington (the “Synergies”);

(iii)
discussed with managements of Huntington and Cadence their assessment of the past and current operations of Cadence, the current financial condition and prospects of Cadence and the Forecasts relating to Cadence, and discussed with management of Huntington their assessment of the past and current operations of Huntington, the current financial condition and prospects of Huntington, and the Forecasts;

(iv)	reviewed the reported prices and the historical trading activity of Cadence Common Stock and Huntington Common Stock;
(v)	compared the financial performance of Cadence and Huntington and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;
(vi)
compared the financial performance of Cadence and the valuation multiples relating to the Merger with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant;

(vii)	reviewed the financial terms and conditions of a draft, dated October 24, 2025, of the Merger Agreement; and
(viii)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of Huntington that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, including the Synergies, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Huntington as to the future financial performance of Huntington and Cadence and the other matters covered thereby. We have relied, at the direction of Huntington, on the assessments of the management of Huntington as to Huntington’s ability to achieve the Synergies and have been advised by Huntington, and have assumed with your consent that the Synergies will be realized in the amounts and at the times projected. We express no view as to the Forecasts, including the Synergies, or the assumptions on which they are based.
For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the final executed Merger Agreement will not differ from the draft Merger Agreement reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or modification thereof. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances and marks for losses with respect thereto and, accordingly, we have assumed that such allowances for losses, and marks for losses for Huntington and Cadence are in the aggregate adequate to cover such losses. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on Cadence, Huntington or the consummation of the Merger or reduce the contemplated benefits to Huntington of the Merger.
We have not conducted a physical inspection of the properties or facilities of Cadence or Huntington, have not reviewed individual credit files and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Cadence or Huntington, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of Cadence or Huntington under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.
We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to Huntington, from a financial point of view, of the Exchange Ratio. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors or other constituencies of Cadence, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Huntington or Cadence, or any class of such persons, whether relative to the Exchange Ratio or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Merger, including, without limitation, the structure or form of the Merger, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to Huntington, nor does it address the underlying business decision of Huntington to engage in the Merger. We do not express any view on, and our opinion does not address, what the value of Huntington Common Stock actually will be when issued or the prices at which Huntington Common Stock will trade at any time, including following announcement or consummation of the Merger, as to the potential effects of volatility in the credit, financial and stock markets on Huntington or as to the impact of the Merger on the solvency or viability of Huntington or the ability of Huntington to pay its obligations when they come due. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Merger, including as to how any holder of shares of Huntington Common Stock should vote or act in respect of the Merger. We are not expressing any opinion as to the prices at which shares of Cadence Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Cadence or the Merger or as to the impact of the Merger on the solvency or viability of Cadence or the ability of Cadence to pay its obligations when they come due. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by Huntington and its advisors with respect to legal, regulatory, accounting and tax matters.
We have acted as financial advisor to Huntington in connection with the Merger and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Merger. Huntington has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two-year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have provided financial advisory or other services to Huntington and received fees for the rendering of these services. In addition, during the two-year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to Cadence and we have not received any compensation from Cadence during such period. We may provide financial advisory or other services to Huntington and Cadence in the future, and in connection with any such services we may receive compensation.
Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to Huntington, Cadence, potential parties to the Merger and/or any of their respective affiliates or persons that are competitors, customers or suppliers of Huntington or Cadence.
Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.
This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except Cadence and Huntington may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by Cadence and Huntington to its respective stockholders relating to the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to Huntington.

Very truly yours, EVERCORE GROUP L.L.C.

By:
Eric Neveux
Senior Managing Director

Annex C

October 26, 2025
The Board of Directors
Cadence Bank
One Mississippi Plaza
201 South Spring Street
Tupelo, MS 38804
Members of the Board:
You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Cadence Bank (“Cadence”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of Cadence with and into The Huntington National Bank (“Huntington Bank”), a wholly owned subsidiary of Huntington Bancshares Incorporated (“Huntington”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among Cadence, Huntington and Huntington Bank. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of Huntington, Huntington Bank, Cadence or the holder of any of the securities of Cadence, each share of the common stock, par value $2.50 per share, of Cadence (“Cadence Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Cadence Common Stock owned by Cadence, Huntington or Huntington Bank (in each case other than the Exception Shares (as defined in the Agreement)), shall be converted into the right to receive 2.475 shares of the common stock, par value $0.01 per share, of Huntington (“Huntington Common Stock”). The ratio of 2.475 shares of Huntington Common Stock for one share of Cadence Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.
KBW has acted as financial advisor to Cadence and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and Cadence), may from time to time purchase securities from, and sell securities to, Cadence and Huntington. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Cadence or Huntington for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Cadence (the “Board”) in rendering this opinion and will receive a fee from Cadence for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Cadence has agreed to indemnify us for certain liabilities arising out of our engagement.
Other than in connection with this present engagement, KBW has not provided investment banking or financial advisory services to Cadence during the past two years. In the past two years, KBW has provided investment banking and financial advisory services to Huntington and received compensation for such services. KBW acted as (i) co-manager for Huntington’s January 2024 offering of senior notes, Huntington’s November 2024 offering of senior and subordinated notes and Huntington’s September 2025 offering of preferred stock and (ii) co-manager for Huntington Bank’s February 2025 offering of senior notes. We may in the future provide investment banking and financial advisory services to Cadence or Huntington and receive compensation for such services.
In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Cadence and Huntington and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated October 25, 2025 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Cadence; (iii) the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025 and June 30, 2025 of Cadence; (iv) certain unaudited financial results for the fiscal quarter ended September 30, 2025 of Cadence (contained in the Current Report on Form 8-K filed by Cadence on October 20, 2025); (v) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Huntington; (vi) the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025 and June 30, 2025 of Huntington; (vii) certain unaudited financial results for the fiscal quarter ended September 30, 2025 of Huntington (contained in the Current Report on Form 8-K filed by Huntington on October 17, 2025); (viii) certain regulatory filings of Cadence, Huntington and Huntington Bank, including, as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2024 as well as the quarters ended March 31, 2025 and June 30, 2025; (ix) certain other interim reports and other communications of Cadence and Huntington to their respective shareholders; and (x) other financial information concerning the businesses and operations of Cadence and Huntington furnished to us by Cadence and Huntington or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Cadence and Huntington; (ii) the assets and liabilities of Cadence and Huntington; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for Cadence and Huntington with similar information for certain other companies, the securities of which are publicly traded; (v) publicly available consensus “street estimates” of Cadence, as well as assumed Cadence long-term growth rates provided to us by Cadence management, all of which information was discussed with us by such management and used and relied upon by us at the direction of Cadence management and with the consent of the Board; (vi) financial and operating forecasts and projections of Huntington that were prepared by Huntington management, provided to and discussed with us by such management and used and relied upon by us based on such discussions, at the direction of Cadence management and with the consent of the Board; (vii) certain adjusted balance sheet and capital data of Huntington as of September 30, 2025, pro forma for the recently completed acquisition by Huntington of Veritex Holdings, Inc., incorporating adjustments that were publicly disclosed by Huntington or provided to and discussed with us by Huntington management and used and relied upon by us based on such discussions, at the direction of Cadence management and with the consent of the Board; and (viii) estimates regarding certain pro forma financial effects of the Merger on Huntington (including, without limitation, the cost savings expected to result or be derived from the Merger) that were prepared by Huntington management, provided to and discussed with us by such management and used and relied upon by us based on such discussions, at the direction of Cadence management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have not been requested to assist, and have not assisted, Cadence with soliciting indications of interest from third parties regarding a potential transaction with Cadence.
In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Cadence as to the reasonableness and achievability of the publicly available consensus “street estimates” of Cadence and the assumed Cadence long-term growth rates referred to above (and the assumptions and bases therefor), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the Cadence “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of Cadence management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated. We have further relied, with the consent of Cadence, upon Huntington management as to the reasonableness and achievability of the financial and operating forecasts and projections of Huntington and the estimates regarding certain pro forma financial effects of the Merger on Huntington (including, without limitation, the cost savings expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for such forecasts, projections and estimates), and we have assumed that such forecasts, projections and estimates have been reasonably prepared and represent the best currently available estimates and judgments of Huntington management and that such forecasts, projections and estimates will be realized in the amounts and in the time periods currently estimated by such management.
It is understood that the portion of the foregoing financial information of Cadence and Huntington that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Cadence referred to above, is based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Cadence and Huntington and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Cadence or Huntington since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for credit losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for credit losses for each of Cadence and Huntington are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Cadence or Huntington, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Cadence or Huntington under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. We have made note of the classification by each of Cadence and Huntington of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and have also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Cadence and Huntington, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.
We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft version reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of Cadence Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Cadence, Huntington or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Cadence that Cadence has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Cadence, Huntington, the Merger and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of Cadence Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction, including, without limitation, the form or structure of the Merger or any such related transaction, the treatment of the outstanding preferred stock of Cadence in the Merger, any consequences of the Merger or any such related transaction to Cadence, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any charitable foundation, employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political division, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Cadence to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Cadence or the Board; (iii) the fairness of the amount or nature of any compensation to any of Cadence’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Cadence Common Stock; (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Cadence (other than the holders of Cadence Common Stock, solely with respect to the Exchange Ratio as described herein and not relative to the consideration to be received by holders of the outstanding preferred stock of Cadence or any other class of securities) or holders of any class of securities of Huntington or any other party to any transaction contemplated by the Agreement; (v) the actual value of Huntington Common Stock to be issued in the Merger; (vi) the prices, trading range or volume at which Cadence Common Stock or Huntington Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Huntington Common Stock will trade following the consummation of the Merger; (vii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (viii) any legal, regulatory, accounting, tax or similar matters relating to Cadence, Huntington, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction, including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.
This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of Cadence Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Cadence Common Stock.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers
The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Huntington’s charter provides that to the fullest extent permitted by Maryland statutory or decision law, as amended or interpreted, its directors and officers are not personally liable to Huntington or its shareholders for money damages.
Huntington’s charter provides that it will indemnify its directors to the fullest extent under the general laws of the State of Maryland now or thereafter in force, including the advance of expenses to directors subject to procedures provided by such laws, its officers to the same extent it will indemnify its directors, and its officers who are not directors to such further extent as will be authorized by the Huntington board of directors and be consistent with Maryland law. Huntington’s bylaws provide that to the maximum extent permitted by Maryland law in effect from time to time, Huntington will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, will pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of Huntington and who is made or threatened to be made a party or a witness to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of Huntington and at the request of Huntington, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. The rights to indemnification and advance of expenses provided by the Huntington charter and Huntington bylaws vest immediately upon election of a director or officer. Huntington may, with the approval of the Huntington board of directors, provide such indemnification and advance for expenses to (i) an individual who served a predecessor of Huntington in any of the capacities described in clauses (a) or (b) above, (ii) any individual who is a present or former officer of Huntington and who is made or threatened to be made a witness to the proceeding by reason of his or her service in that capacity and (iii) any employee or agent of Huntington or a predecessor of Huntington.
Section 2-418 of the MGCL provides that a Maryland corporation may indemnify any present or former director or officer or any individual who, while a director or officer of the corporation and at the request of the corporation, has served another enterprise as a director, officer, partner, trustee, employee or agent who is made a party to any proceeding by reason of service in that capacity against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding, unless it is proved that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property, or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Notwithstanding the above, a director or officer may not be indemnified in respect of any proceeding, by or in the right of the corporation, in which such director or officer will have been adjudged liable to the corporation or in respect of any proceeding charging improper receipt of a personal benefit (except as described below). In addition, a corporation may not indemnify a director or officer or advance expenses for a proceeding brought by that director or officer against the corporation, except for a proceeding brought to enforce indemnification, or unless the charter, bylaws, resolution of the board of directors, or an agreement approved by the board of directors expressly provides otherwise. Termination of any proceeding by judgment, order or settlement does not create a presumption that the director or officer did not meet the requisite standard of conduct. Termination of any proceeding by conviction, plea of nolo contendere or its equivalent, or entry of an order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct. Indemnification is not permitted unless authorized for a specific proceeding, after a determination that indemnification is permissible because the requisite standard of conduct has been met (1) by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding (or a majority of a committee of one or more such directors designated by the full board); (2) by special legal counsel selected by the board of directors by vote as described in clause (1) of this paragraph (or a committee thereof); or (3) by the shareholders (other than shareholders who are also directors or officers who are parties to the proceeding).
Section 2-418 of the MGCL provides that a present or former director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding will be indemnified against reasonable expenses incurred by the director or officer in connection with the proceeding. A court of appropriate jurisdiction upon application of a director or officer and such notice as the court will require may order indemnification in the following circumstances: (1) if it determines a director or officer is entitled to reimbursement pursuant to a director’s or officer’s success, on the merits or otherwise, in the defense of any proceeding, the court will order indemnification, in which case the director or officer will be entitled to recover the expenses of securing such reimbursement; or (2) if it determines that a director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, the court may order such indemnification as the court deems proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability has been adjudged in the case of a proceeding charging improper personal benefit to the director or officer, will be limited to expenses.
The reasonable expenses incurred by a director or officer who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of both a written affirmation by the director or officer of his or her good faith belief that the standard of conduct necessary for indemnification by the corporation has been met, and a written undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the standard of conduct has not been met.
The indemnification and advancement of expenses provided or authorized by Section 2-418 are not exclusive of any other rights to which a director or officer may be entitled both as to action in his or her official capacity and as to action in another capacity while holding such office.
Pursuant to Section 2-418, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who, while serving in such capacity, is or was at the request of the corporation serving as a director, officer, partner, trustee, employee or agent of another corporation or legal entity or of an employee benefit plan, against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position, whether or not the corporation would have the power to indemnify against liability under Section 2-418. A corporation may provide similar protection, including a trust fund, letter of credit or surety bond, which is not inconsistent with Section 2-418. A subsidiary or an affiliate of the corporation may provide the insurance or similar protection.
Subject to certain exceptions, the directors and officers of Huntington and its affiliates are insured (subject to certain maximum amounts and deductibles) in each policy year because of any claim or claims made against them by reason of their wrongful acts while acting in their capacities as such directors or officers or while acting in their capacities as fiduciaries in the administration of certain of Huntington’s employee benefit programs. Huntington is insured, subject to certain retentions and exceptions, to the extent it indemnifies the directors and officers for such loss.
Item 21.	Exhibits and Financial Statement Schedules
(a) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
2.1†
Agreement and Plan of Merger, dated as of October 26, 2025, by and among Huntington Bancshares Incorporated, The Huntington National Bank and Cadence Bank (attached as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement).

3.1	Articles Supplementary of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed with the SEC on January 22, 2019).
3.2	Articles of Restatement of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.2 to Huntington Bancshares Incorporated’s Form 8-K filed with the SEC on January 22, 2019).

Exhibit No.	Description
3.3	Articles Supplementary of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed with the SEC on February 9, 2021).
3.4	Articles Supplementary of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed with the SEC on August 10, 2020).
3.5	Articles Supplementary of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed with the SEC on June 3, 2020).
3.6	Articles Supplementary of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed with the SEC on June 9, 2021).
3.7
Articles of Amendment of Huntington Bancshares Incorporated to Articles of Restatement of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.2 to Huntington Bancshares Incorporated’s Form 8-K filed with the SEC on June 9, 2021).

3.8	Articles Supplementary of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed with the SEC on March 6, 2023).
3.9	Articles Supplementary of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed with the SEC on September 11, 2025).
3.10	Amended and Restated Bylaws of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.2 to Huntington Bancshares Incorporated’s Form 8-K filed with the SEC on July 21, 2023).
3.11	Amended and Restated Bylaws of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed with the SEC on July 19, 2024).
4.1
Instruments defining the Rights of Security Holders – reference is made to Articles Fifth, Eighth, and Tenth of Articles of Restatement (included as Exhibit 3.2). Instruments defining the rights of holders of long-term debt will be furnished to the SEC upon request.

4.2
Form of Articles Supplementary of Huntington Bancshares Incorporated (incorporated by reference to Exhibit A to Exhibit 2.1 to Huntington Bancshares Incorporated’s Form 8-K filed with the SEC on October 30, 2025).

4.3
Form of Articles Supplementary of Huntington Bancshares Incorporated (incorporated by reference to Exhibit C to Exhibit 2.1 to Huntington Bancshares Incorporated’s Form 8-K filed with the SEC on December 17, 2020).

4.4	Description of Securities of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 4.2 to Huntington Bancshares Incorporated’s Form 10-K filed with the SEC on February 14, 2025).
4.5*	Form of Deposit Agreement with respect to the 5.50% Series [L] Non-Cumulative Perpetual Preferred Stock of Huntington Bancshares Incorporated.
5.1*	Opinion of Venable LLP as to validity of the securities being registered.
8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain U.S. income tax aspects of the merger.
8.2	Opinion of Sullivan & Cromwell LLP regarding certain U.S. income tax aspects of the merger.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Forvis Mazars, LLP.
23.3*	Consent of Venable LLP (included as part of the opinion filed as Exhibit 5.1).
23.4	Consent of Wachtell, Lipton, Rosen & Katz (included as part of its opinion filed as Exhibit 8.1).
23.5	Consent of Sullivan & Cromwell LLP (included as part of its opinion filed as Exhibit 8.2).
24.1*	Powers of Attorney of Directors and Officers of Huntington Bancshares Incorporated (included on the signature page of this Registration Statement and incorporated herein by reference).
99.1	Form of Proxy of Huntington Bancshares Incorporated.

Exhibit No.	Description
99.2	Form of Proxy of Cadence Bank.
99.3	Consent of Evercore & Co. LLC.
99.4*	Consent of Keefe, Bruyette & Woods, Inc.
99.5	Consent of James D. Rollins III to be named as a director.
107*	Filing Fee Table

*	Previously filed.
†
Certain schedules and exhibits have been omitted in reliance on Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request; provided, however, that Huntington Bancshares Incorporated may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

Item 22.	Undertakings
The undersigned Registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iv) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the

Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)
That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)
To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(9)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(10)
Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on December 1, 2025.

HUNTINGTON BANCSHARES INCORPORATED

By:	/s/ Stephen D. Steinour
Name: Stephen D. Steinour
Title: Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 1, 2025.

Signature	Title

/s/ Stephen D. Steinour	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)
(Stephen D. Steinour)

/s/ Zachary J. Wasserman	Senior Executive Vice President, Chief Financial Officer (Principal Financial Officer)
(Zachary J. Wasserman)

/s/ Nancy E. Maloney	Executive Vice President, Controller (Principal Accounting Officer)
(Nancy E. Maloney)

*	Director
(Ann B. Crane)

*	Director
(Rafael Andres Diaz-Granados)

*	Director
(John C. Inglis)

*	Director
(Katherine M.A. Kline)

*	Director
(Richard W. Neu)

*	Director
(Kenneth J. Phelan)

Signature	Title

*	Director
(David L. Porteous)

*	Director
(Teresa H. Shea)

*	Director
(Roger J. Sit)

*	Director
(Jeffrey L. Tate)

*	Director
(Gary Torgow)

By: /s/ Marcy C. Hingst
Name: Marcy C. Hingst
Title: Attorney-In-Fact